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As filed with the Securities and Exchange Commission on December 22, 2006

REGISTRATION NO. 333-138987

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

U.S. BANCORP
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation)	6711 (Primary Standard Industrial Classification Code Number)	41-0255900 (I.R.S. Employer Identification Number)

U.S. Bancorp
800 Nicollet Mall
Minneapolis, Minnesota 55402
(651) 466-3000
(Address, including Zip Code, and Telephone Number, including Area Code, of
Registrant's Principal Executive Offices)
 Lee R. Mitau, Esq.
Executive Vice President, General Counsel and
Corporate Secretary
U.S. Bancorp
800 Nicollet Mall
Minneapolis, Minnesota 55402
(651) 466-3000
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)
With Copies To:
Lawrence S. Makow Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000		Kevin Costley Jonathan Levy Lindquist & Vennum PLLP 4200 IDS Center 80 South Eighth Street Minneapolis, Minnesota 55402 (612) 371-3211

Approximate date of commencement of the proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Common Share	Proposed Maximum Offering Price(2)	Amount of Registration Fee(3)

Common Stock, par value $0.01 per share	2,100,392	N/A	$70,905,531	$7,586.89

(1)
Represents the maximum number of shares of U.S. Bancorp common stock, par value $0.01 per share, estimated to be issuable upon the completion of the merger of Cascade Acquisition Corporation, a Minnesota corporation and wholly owned subsidiary of U.S. Bancorp, with and into United Financial Corporation, a Minnesota corporation, based on the number of shares of United common stock, no par value, outstanding or reserved for issuance under various plans, immediately prior to the merger and the exchange of each such share of United common stock for 0.6825 shares of U.S. Bancorp common stock.

(2)
Pursuant to Rule 457(f), and solely for the purpose of calculating the registration fee, the proposed maximum offering price per share is based upon the aggregate market value on November 24, 2006 of the shares of United Financial Corp. common stock expected to be cancelled in the merger and computed as the product of (1) $23.04, the average of the high and low prices per share of United Financial Corp. common stock on November 24, 2006, as quoted on the Nasdaq Global Market, and (2) 3,077,497, the maximum number of shares of United Financial Corp. common stock which may be exchanged in the merger.

(3)
Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $107.00 per $1,000,000 of the proposal maximum aggregate offering price. The fee has been previously paid.

        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the "Securities Act "), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PRELIMINARY DRAFT DATED DECEMBER 22, 2006, SUBJECT TO COMPLETION

The information in this document is not complete and may be changed. We may not sell the securities offered by this document until the registration statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

        We are pleased to report that the board of directors of United Financial Corp. has unanimously approved a strategic merger of United Financial Corp. into a wholly owned subsidiary of U.S. Bancorp. Before we can complete the merger, we must obtain the approval of the shareholders of United. We are sending you this document to ask you to vote in favor of approval and adoption of the merger agreement.

        In the merger, a wholly owned subsidiary of U.S. Bancorp will merge with and into United, and United will survive the merger as a wholly owned subsidiary of U.S. Bancorp. If the merger is completed, United shareholders will receive 0.6825 shares of U.S. Bancorp common stock for each share of United common stock held immediately prior to the merger.

        Based on the closing price of U.S. Bancorp common stock on the New York Stock Exchange on November 3, 2006, the last trading day before public announcement of the merger, the 0.6825 exchange ratio represented approximately $22.91 in value for each share of United common stock. Based on the closing price of U.S. Bancorp common stock on the New York Stock Exchange on December 21, 2006, the latest practicable date before the date of this document, the 0.6825 exchange ratio represented approximately $24.86 in value for each share of United common stock. You should obtain current market quotations for both U.S. Bancorp common stock and United common stock. U.S. Bancorp's common stock is listed on the New York Stock Exchange under the symbol "USB." United common stock is reported on the Nasdaq Global Market under the symbol "UBMT."

        The merger is intended to be generally tax-free to United shareholders other than with respect to any cash received instead of fractional shares of U.S. Bancorp common stock.

        We cannot complete the merger unless United shareholders approve and adopt the merger agreement. United will hold a shareholders' meeting to vote on this merger proposal. Your vote is important. Whether or not you plan to attend the special meeting, please submit your proxy with voting instructions in accordance with the instructions contained in this document. If you do not vote, it will have the same effect as voting against the merger.

The United Board of Directors Unanimously Recommends
That You Vote "FOR" Approval and Adoption of the Merger Agreement

        This document describes the special meeting, the merger, the documents related to the merger, and other related matters. Please read this entire document carefully. You can also obtain information about U.S. Bancorp and United from documents that U.S. Bancorp and United have filed with the Securities and Exchange Commission.

Kurt R. Weise Chairman of the Board

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the U.S. Bancorp common stock to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

        The securities to be issued in the merger are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

        The date of this proxy statement/prospectus is December 22, 2006, and it is first being mailed to United shareholders on or about December 26, 2006.

UNITED FINANCIAL CORP.
120 First Avenue North, Great Falls, Montana 59403

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 25, 2007

        United Financial Corp. will hold a special meeting of United shareholders at the La Quinta Inn, 600 River Drive South, Great Falls, Montana, at 12:00 P.M. Mountain Time, on January 25, 2007 to consider and vote upon the following matters:

  •
  a proposal to approve and adopt the Agreement and Plan of Merger, by and among U.S. Bancorp, Cascade Acquisition Corporation and United Financial Corp., dated as of November 6, 2006, as it may be amended from time to time, pursuant to which Cascade Acquisition Corporation will merge with and into United Financial Corp.;

  •
  a proposal to approve the adjournment of the United special meeting, if necessary or appropriate, to solicit additional proxies; and

  •
  such other business as may properly come before the special meeting of shareholders or any adjournment or postponement of the meeting.

        Upon completion of the merger, United will be a wholly owned subsidiary of U.S. Bancorp, and each share of United common stock will be converted into 0.6825 shares of U.S. Bancorp common stock. Your attention is directed to the proxy statement/prospectus accompanying this notice for a complete discussion of the merger. A copy of the merger agreement is included as Annex A to the accompanying proxy statement/prospectus.

        The board of directors has fixed the close of business on December 18, 2006 as the record date for the United special meeting. United shareholders of record at such time are entitled to notice of, and to vote at, the United special meeting or any adjournment or postponement of the special meeting.

        Whether or not you plan to attend the special meeting, please submit your proxy with voting instructions. To submit your proxy by mail, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed, stamped envelope. Alternatively, you may use the toll-free telephone number indicated on the proxy card to vote by telephone or the website indicated on the proxy card to vote on the internet. This will not prevent you from voting in person, but will help secure a quorum and reduce solicitation costs. Any holder of United common stock present at the special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. A proxy may be revoked in writing at any time before the special meeting.

        The United board of directors has unanimously approved the merger agreement and unanimously recommends that United shareholders vote "for" approval and adoption of the merger agreement.

By Order of the Board of Directors,

Kurt R. Weise Chairman of the Board

Your vote is important. Please complete, sign, date and return your proxy card, or vote via phone or the Internet promptly, whether or not you plan to attend the special meeting.

REFERENCES TO ADDITIONAL INFORMATION

        This document incorporates important business and financial information about U.S. Bancorp from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document and other filings of United and U.S. Bancorp by requesting them in writing or by telephone from the appropriate company at the following addresses:

United Financial Corp. 120 First Avenue North, Great Falls, Montana 59403 Attention: Kevin P. Clark Telephone: (406) 727-6106	U.S. Bancorp 800 Nicollet Mall Minneapolis, Minnesota 55402 Attention: Judith T. Murphy Telephone: (612) 303-0783

        You will not be charged for any of these documents that you request. United shareholders requesting documents should do so by January 19, 2007 in order to receive them before the meetings.

        See "Where You Can Find More Information" on page 150.

        You should rely only on the information contained or incorporated by reference into this document to vote on the merger agreement. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated December 22, 2005. You should not assume that the information contained in, or incorporated by reference into, this document is accurate as of any date other than that date. Neither our mailing of this document to United shareholders nor the issuance by U.S. Bancorp of common stock in connection with the merger will create any implication to the contrary.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER	1
SUMMARY	3
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF UNITED	8
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF U.S. BANCORP	9
COMPARATIVE PER SHARE DATA	10
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	11
THE UNITED SPECIAL MEETING	13
Date, Time and Place	13
Matters to Be Considered	13
Proxies	13
Solicitation of Proxies	14
Record Date	14
Quorum and Vote Required	14
Voting by Telephone or the Internet	14
Voting by Directors and Executive Officers	15
Other Business	15
THE MERGER	16
Structure	16
Background of the Merger	16
United's Reasons for the Merger; Recommendation of United's Board of Directors	19
Opinion of United's Financial Advisor	21
U.S. Bancorp's Reasons for the Merger	28
Certain Executive Officers and Directors Have Financial Interests in the Merger	29
Regulatory Matters	32
Material U.S. Federal Income Tax Consequences of the Merger	33
Accounting Treatment	36
Board of Directors and Management of U.S. Bancorp Following Completion of the Merger	36
Exchange of Certificates in the Merger	36
Treatment of United Options	37
Fractional Shares	37
Resales of U.S. Bancorp Stock by Affiliates	37
Public Trading Markets	37
Appraisal Rights	37
THE MERGER AGREEMENT	38
The Merger	38
Completion of the Merger	38
Conditions to Completion of the Merger	38
No Solicitation	39
Termination	40
Termination Fee	41
Dividends	42
Transition	42
Other Covenants and Agreements	43
Representations and Warranties	45
Employee Benefit Matters	46
Expenses and Fees	47
Amendment or Waivers	47
Support Agreement	47
INFORMATION ABOUT UNITED	48
Business	48
Property	62

Legal Proceedings	62
Market For United's Common Equity And Related Stockholder Matters And Issuer Purchases Of Equity Securities	63
Changes in and Disagreements with Accountants	63
UNITED UNAUDITED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006	64
Unaudited Consolidated Condensed Statements of Financial Condition	64
Unaudited Consolidated Condensed Statements of Income	65
Unaudited Consolidated Condensed Statements of Cash Flows	66
Notes to Unaudited Consolidated Condensed Financial Statements	67
Management's Discussion and Analysis of Financial Condition and Results of Operations	73
Quantitative and Qualitative Disclosures About Market Risk	81
UNITED AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005	83
Report of Independent Registered Public Accounting Firm	83
Independent Auditor's Report	84
Consolidated Statements of Financial Condition	85
Consolidated Statements of Income	86
Consolidated Statements of Stockholders' Equity and Comprehensive Income	87
Consolidated Statements of Cash Flows	88
Notes to Consolidated Financial Statements	90
Management's Discussion and Analysis of Financial Condition and Results of Operations	115
INFORMATION ABOUT U.S. BANCORP	136
DESCRIPTION OF U.S. BANCORP CAPITAL STOCK	137
COMPARATIVE MARKET PRICES AND DIVIDENDS	140
COMPARISON OF SHAREHOLDERS' RIGHTS	141
LEGAL MATTERS	150
EXPERTS	150
WHERE YOU CAN FIND MORE INFORMATION	150

ANNEXES

ANNEX A	Agreement and Plan of Merger, by and among U.S. Bancorp, Cascade Acquisition Corporation and United Financial Corp., dated as of November 6, 2006
ANNEX B	Support Agreement, dated as of November 6, 2006, by and between United Financial Corp. and John M. Morrison
ANNEX C	Opinion of Howe Barnes Hoefer & Arnett, dated as of November 6, 2006

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER

Q:
What Am I Being Asked To Vote On?

A:
United shareholders are being asked to approve and adopt a merger agreement entered into among U.S. Bancorp, Cascade Acquisition Corporation, a wholly owned subsidiary of U.S. Bancorp formed for the purpose of the merger, and United Financial Corp. In the merger, Cascade Acquisition Corporation will be merged with and into United Financial Corp., and United Financial Corp. will survive the merger as a direct, wholly owned subsidiary of U.S. Bancorp.

Q:
Why Is The United Board of Directors Recommending The Merger?

A:
The United board believes that the merger is advisable, fair to and in the best interest of United and its shareholders.

Q:
Why Is My Vote Important?

A:
The affirmative vote of the holders of at least a majority of the outstanding shares of United is required to approve and adopt the merger agreement. Accordingly, if a United shareholder fails to vote or abstains, this will have the same effect as a vote against approval and adoption of the merger agreement.

Q:
What Will I Receive For My United Common Stock If The Merger Is Completed?

A:
You will receive 0.6825 shares of U.S. Bancorp common stock for each of your shares of United common stock, and cash in lieu of any fractional share of U.S. Bancorp common stock.

Q:
What Will I Receive For My United Stock Options If The Merger Is Completed?

A:
For each share of United common stock subject to a stock option, you will receive a cash payment equal to the excess, if any, of the cash value at the completion of the merger of 0.6825 shares of U.S. Bancorp common stock over the exercise price of the stock option, less any applicable withholding tax and without interest.

Q:
When Do You Expect To Complete The Merger?

A:
We are working to complete the merger as quickly as possible. We cannot complete the merger until a number of conditions are satisfied, including approval of the merger by our shareholders and by the Board of Governors of the Federal Reserve System. We expect to complete the merger in the first quarter of 2007, assuming these and other approvals are received.

Q:
Do I Have Appraisal Rights?

A:
No. Under Minnesota law, United's state of incorporation, United shareholders do not have appraisal rights in connection with the merger.

Q:
What Do I Need To Do Now?

A:
After you have carefully read this document, indicate on your proxy card how you want your shares to be voted. Then complete, sign, date and mail your proxy card in the enclosed postage paid return envelope as soon as possible. Alternatively, you may vote by telephone or the internet. This will enable your shares to be represented and voted at the United special meeting.

Q:
If My Shares Are Held In Street Name By My Broker, Will My Broker Automatically Vote My Shares For Me?

A:
No. Without instructions from you, your broker will not be able to vote your shares. You should instruct your broker to vote your shares, following the directions your broker provides. Please check the voting form used by your broker to see if it offers telephone or internet voting.

Q:
What If I Fail To Instruct My Broker?

A:
If you fail to instruct your broker to vote shares held in "street name," the resulting broker non-vote will have the same effect as a vote against approval and adoption of the merger agreement.

Q:
Can I Change My Vote?

A:
Yes. If you have not voted through your broker, there are three ways you can change your vote after you have submitted your proxy (whether by mail, telephone or the Internet):

•
First, you may send a written notice to the Chairman of United, stating that you would like to revoke your proxy.

•
Second, you may complete and submit a new proxy card or vote again by telephone or the internet. Your latest vote actually received by United before the special meeting will be counted, and any earlier votes will be revoked.

•
Third, you may attend the United special meeting and vote in person. Any earlier proxy will thereby be revoked. However, simply attending the meeting without voting will not revoke an earlier proxy you may have given.

  If you have instructed a broker to vote your shares, you must follow the directions you receive from your broker in order to change or revoke your vote.

Q:
Should I Send In My Share Certificates Now?

A:
No. Please do NOT send in your share certificates at this time. After the merger is completed, you will be provided with a letter of transmittal explaining what you must do to exchange your United share certificates for merger consideration.

Q:
Whom Should I Call With Questions?

A:
If you have questions about the merger or the special meeting or you need additional copies of this document, or if you have questions about the process for voting or if you need a replacement proxy card, you should contact:

  Kevin P. Clark
  Telephone: (406) 727-6106

Q:
Where Can I Find More Information About The Companies?

A:
You can find more information about U.S. Bancorp and United from the various sources described under "Where You Can Find More Information" on page 150.

SUMMARY

        This summary highlights selected information from this document. It does not contain all of the information that may be important to you. We urge you to read carefully the entire document and the other documents to which we refer in order to understand fully the merger and the related transactions. In addition, we incorporate by reference into this document important business and financial information about U.S. Bancorp. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled "Where You Can Find More Information" on page 150. Each item in this summary refers to the page of this document on which that subject is discussed in more detail.

United Will Become a Wholly Owned Subsidiary of US Bancorp (Page 16)

        We encourage you to read the merger agreement, which is attached as Annex A to this document. The merger agreement provides that Cascade Acquisition Corporation, a wholly owned subsidiary of U.S. Bancorp formed for the purpose of the merger which we sometimes refer to as "merger subsidiary," will be merged with and into United. United will survive the merger as a direct, wholly owned subsidiary of U.S. Bancorp, and the separate corporate existence of merger subsidiary shall cease.

What You Will Receive in the Merger (Page 16)

        Upon completion of the merger, each United shareholder will receive 0.6825 of shares of U.S. Bancorp common stock for each share of United common stock held immediately prior to the merger. We sometimes refer to this ratio as the "exchange ratio." The aggregate number of shares of U.S. Bancorp common stock to which a United shareholder will be entitled upon completion of the merger will equal 0.6825 multiplied by the number of shares of United common stock held by that United shareholder. However, U.S. Bancorp will not issue any fractional shares. United shareholders entitled to a fractional share will instead receive an amount in cash equal to the fraction of a whole share of U.S. Bancorp common stock to which such shareholder would otherwise be entitled multiplied by the average closing sale price of U.S. Bancorp common stock on the five New York Stock Exchange, or NYSE, trading days immediately prior to the date on which the merger is completed. As an example, a holder of 100 shares of United common stock would receive 68 shares of U.S. Bancorp common stock and an amount of cash equal to the product of 0.25 and the average closing sale price of U.S. Bancorp common stock on the five NYSE trading days prior to the date on which the merger is completed.

The market prices of both United common stock and U.S. Bancorp common stock will fluctuate prior to the merger. You should obtain current stock price quotations for United common stock and U.S. Bancorp common stock.

The United Board of Directors Unanimously Recommends that You Vote "FOR" the Approval and Adoption of The Merger Agreement (Page 19)

        The board of directors of United believes that the merger is in the best interests of United and its shareholders and has unanimously approved the merger agreement. For the factors considered by the United board of directors in reaching its decision to approve the merger agreement, see the section entitled "The Merger—United's Reasons for the Merger; Recommendation of United's Board of Directors."

United's Financial Advisor Has Provided an Opinion to the United Board of Directors as to the Fairness of the Exchange Ratio, from a Financial Point of View, to United Shareholders (Page 21)

        In deciding to approve the merger, the United board of directors considered the opinion of its financial advisor, Howe Barnes Hoefer & Arnett, which we sometimes refer to as Howe Barnes, which was given to the United board of directors on November 6, 2006, that, as of the date of such opinion and based upon and subject to the assumptions, qualifications and limitations described in the opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of United common stock. A copy of this opinion is attached to this document as Annex C. United shareholders should read the opinion completely and carefully to understand the assumptions made, matters considered and limitations on the review undertaken by Howe Barnes in providing its opinion.

Certain Executive Officers and Directors Have Financial Interests in the Merger (Page 29)

        Some members of United's management and the United Board of Directors have interests in the merger that are in addition to or different from their interests as United shareholders. These interests exist because of rights they may have under existing supplemental retirement agreements with United or its subsidiaries and United's 2000 Long-Term Incentive and Stock Option Plan, and, in the case of Kevin Clark and Steven Feurt, pursuant to the terms of retention and noncompetition agreements with United and U.S. Bancorp entered into in connection with the merger agreement. The United Board of Directors was aware of these interests and considered them in approving the merger agreement and the merger.

The Largest Shareholder of United Has Agreed to Vote in Favor of the Merger (Page 47 and Annex B)

        As in inducement for U.S. Bancorp to enter into the merger agreement, the largest shareholder of United, John M. Morrison, has agreed with United that the shares of United that he beneficially owns will be voted in favor of the merger and that he will not support any other merger proposal by a third party. Because the shares subject to this support agreement represent approximately 32.50% of the outstanding shares of United common stock as of the record date, this support agreement may have the effect of discouraging a competing offer to acquire United.

Regulatory Approvals We Must Obtain for the Merger (Page 32)

        We cannot complete the merger unless we file an application and obtain the prior approval of the Board of Governors of the Federal Reserve System or receive a waiver from the application requirement. We have made or will make the necessary filings with the Federal Reserve Board. We also have made or will make filings with various state banking departments, antitrust authorities and several other regulatory agencies.

        Although we currently believe we should be able to obtain these regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to the combined company after the completion of the merger.

Completion of the Merger Is Subject to Satisfying Several Conditions (Page 38)

        United's and U.S. Bancorp's respective obligations to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

  •
  the approval and adoption of the merger agreement by United shareholders;

  •
  the receipt of governmental and regulatory approvals;

  •
  the receipt of all other notices, consents and waivers from third parties, except as would not reasonably be expected to have a material adverse effect on United or U.S. Bancorp;

  •
  the absence of any judgment or law prohibiting or making illegal the merger;

  •
  the effectiveness of the registration statement pursuant to which the U.S. Bancorp common stock will be registered;

  •
  the authorization for listing by the NYSE of the shares of U.S. Bancorp common stock to be issued in connection with the merger;

  •
  the truth and correctness of the other party's representations and warranties, subject to the standard of materiality in the merger agreement;

  •
  the other party's performance in all material respects of all the obligations required to be performed by it under the merger agreement; and

  •
  the receipt by each party from its legal advisor of a written legal opinion with respect to certain tax matters.

        U.S. Bancorp's obligation to complete the merger is subject to the following additional conditions:

  •
  the absence of any condition to any regulatory approval of the merger that could have a material adverse effect on United or U.S. Bancorp, in each case as measured on a scale relative to United; and

  •
  the continued employment of certain senior executives of United, and the absence of any notice of termination from these executives prior to the completion of the merger.

        We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

When We Can Terminate the Merger Agreement (Page 40)

        United and U.S. Bancorp may agree in writing to terminate the merger agreement before completing the merger, even after approval and adoption of the merger agreement by United shareholders, if a majority of the board of directors of each of United and U.S. Bancorp votes to do so.

        In addition, either U.S. Bancorp or United may decide to terminate the merger agreement in various circumstances, including the following:

  •
  if there is an uncured breach of the other party's representations, warranties or covenants that would result in the failure of the related closing conditions;

  •
  if any of the required regulatory approvals are denied and the denial is final and nonappealable, or any governmental entity enjoins or prohibits the merger and the injunction or prohibition is final and nonappealable;

  •
  if the merger has not been completed by June 30, 2007; or

  •
  if holders of shares representing a majority of the common stock of United fail to approve the merger at the special meeting.

        In addition, U.S. Bancorp may terminate the merger agreement if United fails to recommend approval of the merger to its shareholders or breaches its non-solicitation covenant or its obligation to use reasonable best efforts to obtain its shareholders' approval, and United may terminate the merger agreement if the U.S. Bancorp share price declines to below $25.18, the percentage decline is at least 20 percentage points greater than the decline of the PHLX/KBW Bank Sector Index and U.S. Bancorp does not elect to increase the exchange ratio based on a formula prescribed in the merger agreement.

You Do Not Have Statutory Appraisal Rights in the Merger (Page 37)

        Under Minnesota law, United shareholders are not entitled to appraisal rights in connection with the merger.

United Special Meeting (Page 13)

        The United special meeting will be held on January 25, 2007, at 12:00 P.M. Mountain Time, at the La Quinta Inn, 600 River Drive South, Great Falls, Montana. At the United special meeting, United shareholders will be asked:

  •
  to approve and adopt the merger agreement;

  •
  to approve the adjournment of the United special meeting, if necessary or appropriate, to solicit additional proxies; and

  •
  to act on such other business as may properly come before the United special meeting.

        Record Date.    United shareholders may cast one vote at the United special meeting for each share of United common stock that was owned at the close of business on December 18, 2006. At that date, there were 3,077,497 shares of United common stock entitled to be voted at the special meeting.

        As of the United record date, directors and executive officers of United and their affiliates had the right to vote 263,094 shares of United common stock, or 8.5% of the outstanding United common stock entitled to be voted at the special meeting.

        Required Vote.    To approve and adopt the merger agreement, the holders of a majority of the outstanding shares of United common stock entitled to vote must vote in favor of the approval and adoption of the merger agreement. A United shareholder's failure to vote, a broker non-vote or an abstention will have the same effect as a vote against the approval and adoption of the merger agreement.

The Merger Is Intended to Be Generally Tax-Free to United Shareholders (Page 33)

        The merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes, and assuming the merger will so qualify, holders of United common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their common stock for U.S. Bancorp common stock in the merger, except for any gain or loss that may result from the receipt by United shareholders of cash instead of a fractional share of U.S. Bancorp common stock. It is a condition to our respective obligations to complete the merger that U.S. Bancorp and United each receives a legal opinion that the merger will so qualify.

        To review the tax consequences to United shareholders in greater detail, see "The Merger—Material U.S. Federal Income Tax Consequences of the Merger" beginning on page 33.

Comparative Market Prices and Dividends (Page 140)

        United common stock is reported on the Nasdaq Global Market under the symbol "UBMT." U.S. Bancorp common stock is quoted on the New York Stock Exchange under the symbol "USB." The following table sets forth the closing sale prices per share of United common stock and U.S. Bancorp common stock on November 3, 2006, the last trading day before we announced the merger, and on December 21, 2006, the last practicable trading day before the distribution of this document.

	United Common Stock	U.S. Bancorp Common Stock
November 3, 2006	$20.75	$33.57
December 21, 2006	$24.85	$36.43

Our Companies (Pages 48 and 136)

  United Financial Corp.

        United Financial Corp. is a bank holding company headquartered in Great Falls, Montana, with operations in 12 Montana communities. United was organized as a Minnesota corporation in 1996. United's banking business in Montana is conducted through its wholly owned subsidiary, Heritage Bank, a Montana corporation established in 1923. United had assets of approximately $418 million, deposits of approximately $311 million and stockholders' equity of approximately $33 million at September 30, 2006.

        United's principal offices are located at 120 First Avenue North, Great Falls, Montana 59401, and its telephone number is (406) 727-6106.

  U.S. Bancorp

        U.S. Bancorp is a multi-state financial holding company headquartered in Minneapolis, Minnesota. U.S. Bancorp was incorporated in Delaware in 1929 and operates as a financial holding company and a bank holding company under the Bank Holding Company Act of 1956. U.S. Bancorp provides a full range of financial services, including lending and depository services, cash management, foreign exchange and trust and investment management services. It also engages in credit card services, merchant and automated teller machine ("ATM") processing, mortgage banking, insurance, brokerage and leasing.

        U.S. Bancorp's banking subsidiaries are engaged in the general banking business, principally in domestic markets. The subsidiaries range in size from $28 million to $134 billion in deposits and provide a wide range of products and services to individuals, businesses, institutional organizations, governmental entities and other financial institutions. Commercial and consumer lending services are principally offered to customers within the Company's domestic markets, to domestic customers with foreign operations and within certain niche national venues. Lending services include traditional credit products as well as credit card services, financing and import/export trade, asset-backed lending, agricultural finance and other products. Leasing products are offered through bank leasing subsidiaries. Depository services include checking accounts, savings accounts and time certificate contracts. Ancillary services such as foreign exchange, treasury management and receivable lock-box collection are provided to corporate customers. U.S. Bancorp's bank and trust subsidiaries provide a full range of asset management and fiduciary services for individuals, estates, foundations, business corporations and charitable organizations.

        U.S. Bancorp had assets of approximately $217 billion, deposits of approximately $121 billion and stockholders' equity of approximately $21 billion at September 30, 2006.

        U.S. Bancorp's principal executive offices are located at 800 Nicollet Mall, Minneapolis, Minnesota 55402, and its telephone number is (651) 466-3000.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF UNITED

        Set forth below are highlights from United's consolidated financial data at or for the years ended December 31, 2001 through 2005, and the nine months ended September 30, 2005 and September 30, 2006. You should read this information in conjunction with United's consolidated financial statements and related notes, as well as the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in United's Annual Report on Form 10-K for the year ended December 31, 2005, and quarterly report on Form 10-Q for the period ended September 30, 2006, and from which this information is derived. See "Where You Can Find More Information" on page 150.

	As of and for the nine months ended September 30,		As of and for the year ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars and shares in thousands, except per share data)
Condensed Income Statement
Net interest income	$10,836	$10,082	$14,132	$13,012	$11,853	$10,331	$9,598
Noninterest income	3,585	3,640	4,549	4,185	6,166	4,647	4,017
Securities gains, net	—	1	1	242	18	1	125
Total net revenue	14,421	13,723	18,682	17,439	18,037	14,979	13,740
Noninterest expense	9,036	8,663	11,787	11,089	11,492	9,747	8,795
Provision for credit losses	175	150	230	70	778	1,115	1,387
Income from continuing operations before taxes	5,210	4,910	6,665	6,280	5,767	4,117	3,558
Applicable income taxes	1,990	1,860	2,525	2,362	1,938	1,562	1,411
Income from continuing operations	3,220	3,050	4,140	3,918	3,829	2,555	2,147
Discontinued operations (after-tax)	—	—	—	—	891	400	228
Net income	$3,220	$3,050	$4,140	$3,918	$4,720	$2,955	$2,375
Per Common Share
Earnings per share from continuing operations	$1.05	$.99	$1.35	$1.29	$1.26	$.84	$.68
Diluted earnings per share from continuing operations	1.02	.97	1.32	1.25	1.22	.83	.68
Earnings per share	1.05	.99	1.35	1.29	1. 55.97		.75
Diluted earnings per share	1.02	.97	1.32	1.25	1.50	.96	.75
Dividends declared per share	.69	.67	.90	1.66	.72	. 53.51
Book value per share	10.79	10.33	10.41	10.06	10.63	10.00	9.38
Market value per share	21.10	20.00	20.75	19.2	21.08	11.73	9.20
Average common shares outstanding	3,073	3,058	3,061	3,043	3,050	3,048	3,145
Average diluted common shares outstanding	3,147	3,145	3,147	3,143	3,139	3,085	3,155
Financial Ratios
Return on average assets	1.06%	1.12%	1.13%	1.18%	1.51%	.95%	.78%
Return on average common equity	13.4	13.2	13.4	12.7	15.0	10.1	8.2
Net interest margin	3.85	4.03	4.16	4.22	4.03	3.57	3.36
Efficiency ratio (a)	62.7	63.1	63.1	63.6	63.7	65.1	64.0
Average Balances
Loans	$323,255	$280,913	$286,726	$251,140	$219,011	$210,961	$216,315
Loans held for sale	6,526	6,903	7,386	5,372	12,249	8,667	6,208
Investment securities	42,649	40,535	35,858	40,133	40,083	48,073	50,960
Earning assets	375,245	334,005	339,636	308,505	292,975	289,272	285,570
Assets	404,051	361,600	367,618	331,191	312,870	310,656	304,590
Noninterest-bearing deposits	50,399	45,805	47,618	42,717	36,821	30,679	27,519
Deposits	257,210	222,286	229,964	199,878	195,728	191,108	181,348
Shareholders' equity	32,133	30,792	31,002	30,773	31,557	29,389	28,935
Period End Balances
Loans and loans held for sale	$340,477	$310,589	$315,899	$270,797	$231,062	$224,164	$222,402
Allowance for credit losses	3,896	3,682	3,751	3,708	3,755	3,113	2,794
Investment securities	39,641	32,407	35,359	38,949	43,279	43,526	53,484
Assets	418,071	380,937	389,547	347,140	304,817	378,073	382,823
Deposits	311,116	302,831	303,691	258,334	227,514	225,230	223,703
Long-term debt	68,558	42,305	49,385	55,385	41,889	49,787	63,103
Shareholders' equity	33,183	31,659	31,978	30,628	32,381	30,476	28,597
Regulatory capital ratios
Tier 1 capital	9.8%	10.6%	10.2%	11.1%	13.4%	11.4%	10.7%
Total risk-based capital	10.9	11.8	11.3	12.3	14.7	12.6	11.9
Leverage	8.4	8.8	8.7	9.3	10.9	8.5	8.1

(a)
Computed as noninterest expense divided by the sum of net interest income and noninterest income excluding securities gains (losses), net.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF U.S. BANCORP

         Set forth below are highlights from U.S. Bancorp's consolidated financial data at or for the years ended December 31, 2001 through 2005, and the nine months ended September 30, 2005 and September 30, 2006. You should read this information in conjunction with U.S. Bancorp's consolidated financial statements and related notes, as well as the section entitled "Management's Discussion and Analysis," included in U.S. Bancorp's Annual Report on Form 10-K for the year ended December 31, 2005, and quarterly report on Form 10-Q for the quarterly period ended September 30, 2006, which are incorporated by reference in this document and from which this information is derived. See "Where You Can Find More Information" on page 150.

	As of and for the nine months ended September 30,		As of and for the year ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars and shares in millions, except per share data)
Condensed Income Statement
Net interest income (taxable-equivalent basis)(a)	$5,095	$5,303	$7,088	$7,140	$7,217	$6,847	$6,405
Noninterest income	5,114	4,556	6,151	5,624	5,068	4,911	4,340
Securities gains (losses), net	3	(57)	(106)	(105)	245	300	329

Total net revenue	10,212	9,802	13,133	12,659	12,530	12,058	11,074
Noninterest expense	4,568	4,399	5,863	5,785	5,597	5,740	6,149
Provision for credit losses	375	461	666	669	1,254	1,349	2,529

Income from continuing operations before taxes	5,269	4,942	6,604	6,205	5,679	4,969	2,396
Taxable-equivalent adjustment	34	23	33	29	28	33	54
Applicable income taxes	1,678	1,573	2,082	2,009	1,941	1,708	818

Income from continuing operations	3,557	3,346	4,489	4,167	3,710	3,228	1,524
Discontinued operations (after-tax)	—	—	—	—	23	(23)	(45)
Cumulative effect of accounting change (after-tax)	—	—	—	—	—	(37)	—

Net income	$3,557	$3,346	$4,489	$4,167	$3,733	$3,168	$1,479
Per Common Share
Earnings per share from continuing operations	$1.98	$1.82	$2.45	$2.21	$1.93	$1.68	$.79
Diluted earnings per share from continuing operations	1.95	1.80	2.42	2.18	1.92	1.68	.79
Earnings per share	1.98	1.82	2.45	2.21	1.94	1.65	.77
Diluted earnings per share	1.95	1.80	2.42	2.18	1.93	1.65	.76
Dividends declared per share	.99	.90	1.230	1.020	.855	.780	.750
Book value per share	11.30	10.93	11.07	10.52	10.01	9.62	8.58
Market value per share	33.22	28.08	29.89	31.32	29.78	21.22	20.93
Average common shares outstanding	1,784	1,836	1,831	1,887	1,924	1,916	1,928
Average diluted common shares outstanding	1,809	1,862	1,857	1,913	1,936	1,925	1,940
Financial Ratios
Return on average assets	2.24%	2.22%	2.21%	2.17%	1.99%	1.84%	.89%
Return on average common equity	23.7	22.5	22.5	21.4	19.2	18.3	9.0
Net interest margin (taxable-equivalent basis)	3.68	4.00	3.97	4.25	4.49	4.65	4.46
Efficiency ratio(b)	44.7	44.6	44.3	45.3	45.6	48.8	57.2
Average Balances
Loans	$141,059	$131,432	$133,105	$122,141	$118,362	$114,453	$118,177
Loans held for sale	2,062	1,723	1,795	1,608	3,616	2,644	1,911
Investment securities	39,858	42,308	42,103	43,009	37,248	28,829	21,916
Earning assets	185,075	176,851	178,425	168,123	160,808	147,410	143,501
Assets	212,188	201,505	203,198	191,593	187,630	171,948	165,944
Noninterest-bearing deposits	28,666	29,003	29,229	29,816	31,715	28,715	25,109
Deposits	120,456	120,552	121,001	116,222	116,553	105,124	104,956
Short-term borrowings	23,398	18,313	19,382	14,534	10,503	10,116	11,679
Long-term debt	40,462	36,016	36,141	35,115	33,663	32,172	26,088
Shareholders' equity	20,543	19,911	19,953	19,459	19,393	17,273	16,426
Period End Balances
Loans	$144,408	$136,627	$137,806	$126,315	$118,235	$116,251	$114,405
Allowance for credit losses	2,256	2,258	2,251	2,269	2,369	2,422	2,457
Investment securities	39,520	41,516	39,768	41,481	43,334	28,488	26,608
Assets	216,855	206,895	209,465	195,104	189,471	180,027	171,390
Deposits	120,961	120,795	124,709	120,741	119,052	115,534	105,219
Long-term debt	41,230	36,257	37,069	34,739	33,816	31,582	28,542
Shareholders' equity	20,926	19,864	20,086	19,539	19,242	18,436	16,745
Regulatory capital ratios
Tangible common equity	5.4%	6.2%	5.9%	6.4%	6.5%	5.7%	5.9%
Tier 1 capital	8.8	8.4	8.2	8.6	9.1	8.0	7.8
Total risk-based capital	13.0	12.8	12.5	13.1	13.6	12.4	11.9
Leverage	8.3	7.7	7.6	7.9	8.0	7.7	7.9

(a)
Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.

(b)
Computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and noninterest income excluding securities gains (losses), net.

COMPARATIVE PER SHARE DATA

        The following table sets forth for U.S. Bancorp common stock and United common stock certain historical, pro forma and pro forma-equivalent per share financial information. The pro forma and pro forma equivalent per share information gives effect to the merger as if the merger had been effective for the periods, or in the case of book value information as of the dates, presented. The pro forma data in the tables assumes that the merger is accounted for as an acquisition by U.S. Bancorp of United using the purchase method of accounting. See "The Merger—Accounting Treatment" on page 36. The information in the following table is based on, and should be read together with, the historical financial information that we have presented in our prior filings with the Securities and Exchange Commission. See "Where You Can Find More Information." The pro forma information does not reflect anticipated financial benefits or integration costs that may arise as a result of the merger.

	U.S. Bancorp Historical	United Historical	Pro Forma Combined	Per Equivalent U.S. Bancorp Share
NET INCOME:
For the year ended December 31, 2005:
Basic	$2.45	$1.35	$2.45	$1.67
Diluted	$2.42	$1.32	$2.42	$1.65
For the nine months ended September 30, 2006:
Basic	$1.98	$1.05	$1.97	$1.35
Diluted	$1.95	$1.02	$1.95	$1.33
CASH DIVIDENDS DECLARED:
For the year ended December 31, 2005	$1.23	$0.90	$1.23	$0.84
For the nine months ended September 30, 2006	$0.99	$0.69	$0.99	$0.68
BOOK VALUE:
As of December 31, 2005	$11.07	$10.41	$11.07	$7.56
As of September 30, 2006	$11.30	$10.79	$11.31	$7.72

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This document contains or incorporates by reference a number of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding U.S. Bancorp and United and may include statements for the period following the completion of the merger. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. These statements often include the words "may," "could," "would," "should," "believes," "expects," "anticipates," "estimates," "intends," "plans," "targets," "potentially," "probably," "projects," "outlook" or similar expressions. These forward-looking statements cover, among other things, the benefits of the merger, including future financial and operating results, U.S. Bancorp's and United's plans, objectives, expectations and intentions and the future plans and prospects of United and U.S. Bancorp. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including:

  •
  completion of the merger is dependent on, among other things, receipt of approval of United shareholders and regulatory approvals, the timing of which cannot be predicted with precision and that may not be received at all;

  •
  expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame;

  •
  the integration of United's business and operations with those of U.S. Bancorp may take longer or be more costly than anticipated;

  •
  capital investments may not produce expected growth in earnings anticipated at the time of the expenditure;

  •
  the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

  •
  customer and employee relationships and business operations may be disrupted by the merger;

  •
  changes in general business and economic conditions;

  •
  changes in interest rates, legal and regulatory developments;

  •
  increased competition from both banks and non-banks;

  •
  changes in customer behavior and preferences;

  •
  changes in technology;

  •
  the effects of weather conditions in the geographic markets and business areas in which United and U.S. Bancorp operate;

  •
  the effects of other mergers or acquisitions and related integration; and

  •
  the effects of critical accounting policies and judgments.

        Because such forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. United shareholders are cautioned not to place undue reliance on such statements, which speak only as of the date of this document or the date of any document incorporated by reference. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to U.S. Bancorp, United or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Forward-looking statements speak only as of the date they are made, and neither United nor U.S. Bancorp undertakes any obligation to update them in light of new information or future events.

        For discussion of these and other risks that may cause actual results to differ from expectations, refer to U.S. Bancorp's Annual Report on Form 10-K for the year ended December 31, 2005, on file with the SEC, including the sections entitled "Risk Factors" and "Corporate Risk Profile," and to United's Annual Report on Form 10-K for the year ended December 31, 2005, on file with the SEC, including the section entitled "Risk Factors."

THE UNITED SPECIAL MEETING

Date, Time and Place

        The United special meeting will be held on January 25, 2007 at 12:00 P.M. Mountain Time at the La Quinta Inn, 600 River Drive South, Great Falls, Montana.

Matters to be Considered

        At the United Special Meeting, United shareholders will be asked to:

  •
  approve and adopt the merger agreement;

  •
  approve the adjournment of the United special meeting, if necessary or appropriate, to solicit additional proxies; and

  •
  transact such other business as may properly come before the special meeting or any adjournment or postponement of the meeting.

Proxies

        You should complete and return the proxy card accompanying this document to ensure that your vote is counted at the United special meeting, regardless of whether you plan to attend the United special meeting. If you are a registered shareholder (that is, you hold stock certificates registered in your own name), you may also vote by telephone or through the internet, by following the instructions described on your proxy card. If your shares are held in nominee or "street name" you will receive separate voting instructions from your broker or nominee with your proxy materials. Although most brokers and nominees offer telephone and internet voting, availability and specific processes will depend on their voting arrangements. You can revoke the proxy at any time before the vote is taken at the United special meeting by submitting to Kevin P. Clark written notice of revocation or a properly executed proxy of a later date, or by attending the United special meeting and voting in person. Written notices of revocation and other communications about revoking United proxies should be addressed to:

United Financial Corp.
120 First Avenue North
Great Falls, Montana 59403
Attention: Kevin P. Clark
(406) 727-6106

        If your shares are held in street name, you should follow the instructions of your broker regarding the revocation of proxies.

        All shares represented by valid proxies that we receive through this solicitation, and that are not revoked, will be voted in accordance with the instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted "FOR" approval and adoption of the merger agreement and "FOR" the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies. The United board of directors is currently unaware of any other matters that may be presented for action at the United special meeting. If other matters properly come before the United special meeting, or at any adjournment or postponement thereof, we intend that shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card.

Solicitation of Proxies

        We will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, we will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of United common stock and secure their voting instructions, if necessary. We will reimburse the record holders for their reasonable expenses in taking those actions. We have also made arrangements with D.F. King & Co., Inc. to assist us in soliciting proxies and have agreed to pay them $7,500 plus reasonable expenses for these services. If necessary, we may also use several of our regular employees, who will not be specially compensated, to solicit proxies from United shareholders, either personally or by telephone, telegram, facsimile or letter.

Record Date

        The United board of directors has fixed the close of business on December 18, 2006 as the record date for determining the United shareholders entitled to receive notice of and to vote at the United special meeting. At that time, 3,077,497 shares of United common stock were outstanding, held by approximately 1,200 holders of record. As of the record date, directors and executive officers of United and their affiliates had the right to vote 263,094 shares of United common stock as of the record date, representing less than 9% of the shares entitled to vote at the United special meeting. United currently expects that its directors and executive officers will vote such shares "FOR" approval and adoption of the merger agreement.

Quorum and Vote Required

        The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of United common stock is necessary to constitute a quorum at the special meeting. Abstentions and broker non-votes will be counted solely for the purpose of determining whether a quorum is present.

        Approval and adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of United common stock entitled to vote at the United special meeting. Approval of the proposal relating to the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies requires that the votes cast in favor of the proposal exceed the votes cast in opposition. You are entitled to one vote for each share of United common stock you held as of the record date.

        Because the affirmative vote of the holders of a majority of the outstanding shares of United common stock entitled to vote at the United special meeting is required to approve and adopt the merger agreement, the failure to vote by proxy or in person will have the same effect as a vote against the merger agreement. Abstentions and broker non-votes also will have the same effect as a vote against the merger. Accordingly, the United board of directors urges United shareholders to complete, date and sign the accompanying proxy card and return it promptly in the enclosed postage-paid envelope, or to vote by telephone or the Internet.

        Abstentions, failures to vote and broker non-votes will have no effect on the vote to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies.

Voting by Telephone or the Internet

        Many shareholders of United have the option to submit their proxies or voting instructions electronically by telephone or the Internet instead of submitting proxies by mail on the enclosed proxy card. Please note that there are separate arrangements for using the telephone and the Internet depending on whether your shares are registered in United's stock records in your name or in the name of a brokerage firm or bank. United shareholders should check their proxy card or the voting instructions forwarded by their broker, bank or other holder of record to see which options are available.

        United holders of record may submit their proxies:

  •
  by telephone, by calling the toll-free number indicated on their proxy card and following the recorded instructions; or

  •
  through the Internet, by visiting the website indicated on their proxy card and following the instructions.

Voting by Directors and Executive Officers

        At U.S. Bancorp's request as an inducement for U.S. Bancorp to enter into the merger agreement and with the approval of United's board, in connection with the execution of the merger agreement, John Morrison, United's largest shareholder, entered into a support agreement pursuant to which he agreed to vote his shares of United common stock FOR approval and adoption of the merger agreement. The outstanding shares of common stock covered by the support agreement represent approximately 32.5% of the outstanding shares of United common stock as of December 21, 2006, the latest practicable date before printing of this document.

        On the record date, Mr. Morrison, together with the other directors and executive officers of United, including their affiliates, owned and were entitled to vote a total of 1,262,920 shares of United common stock or approximately 41% of the shares of United common stock then outstanding. In addition to Mr. Morrison's contractual obligation each of these other individuals has advised United that he or she intends to vote all of his or her shares of United common stock FOR approval and adoption of the merger agreement.

Other Business

        United is not currently aware of any business to be acted upon at the special meeting other than the matters discussed in this document. Under United's bylaws, except as required by law, no business may be brought before the special meeting other than the matters set forth in the notice of the special meeting, which is provided at the beginning of this document. If other matters do properly come before the special meeting, or at any adjournment or postponement thereof, United intends that shares of United common stock represented by properly submitted proxies will be voted by and at the discretion of the persons named as proxies on the proxy card in accordance with their best judgment.

THE MERGER

        The following discussion contains material information pertaining to the merger. This discussion is a summary only and may not contain all of the information that is important to you. A copy of the merger agreement is attached to this document as Annex A and is incorporated into this section by reference. We encourage you to read and review the merger agreement in its entirety as well as the discussion in this document.

Structure

        The merger agreement provides that Cascade Acquisition Corporation, a wholly owned subsidiary of U.S. Bancorp formed for the purpose of the merger, which we sometimes refer to as "merger subsidiary," will be merged with and into United. United will survive the merger as a direct, wholly owned subsidiary of U.S. Bancorp.

        Each share of United common stock outstanding prior to the merger will be converted, upon completion of the merger, into the right to receive 0.6825 shares of the common stock of U.S. Bancorp. We sometimes refer to this ratio as the "exchange ratio." Shares of United common stock issued and outstanding immediately prior to the merger will be cancelled.

Background of the Merger

        For the past several years, the board of directors has been considering the costs and risks of remaining a public company. United has a relatively small shareholder base and there has been relatively little trading in its common stock. Over the last several years, United has been incurring increased accounting, legal and regulatory expenses related to its public reporting obligations which given its size and relatively small executive staff were becoming a larger burden. The increased regulatory burden was expected to put increasing pressure on United's operating performance and require significant management attention over the next several years. The board regularly discussed the fact that United was not enjoying some of the benefits typically enjoyed by public companies. United was not large enough to cost-effectively use the public markets to raise capital, and trading in United's common stock has been sufficiently infrequent that investors have reportedly had difficulty selling or buying shares of common stock.

        At the same time the board has been looking for ways to grow United, including growing assets in Montana while preserving United's asset quality. The board began to discuss a number of strategic alternatives including de-registering under the Exchange Act, growing larger by acquiring other banks or merging with a larger institution. As United began its preparation for compliance with Section 404 of the Sarbanes-Oxley Act of 2002, it became clear that the process would require United to incur additional expense in engaging internal control consultants. At a May 2006 board meeting following the annual meeting of shareholders, the directors discussed United's financial condition and its prospects for future growth in assets, continued asset quality, operating performance and ability to continue paying dividends in light of these challenges. The board periodically discussed these concerns and the challenges on a confidential basis with Mr. Morrison, United's largest shareholder.

        At a social function in June 2006, Mr. Morrison and Jack Grundhofer, former U.S. Bancorp chairman and chief executive officer, informally discussed banking and banking opportunities in Montana. Later in June, 2006, Mr. Weise, United's chairman, met in Minneapolis with Barry Martin, division president and John Elmore, executive vice president of U.S. Bancorp.

        At the July 2006 board of directors meeting, Mr. Weise discussed the outlook for United's growth in assets and earnings, and challenges regarding increasing its dividend in the coming years. With these issues and increasing costs associated with Sarbanes-Oxley, Mr. Weise continued to discuss with board members and the executive management team strategic alternatives open to United.

        On July 17, 2006, representatives of United and U.S. Bancorp met and continued discussing the possibility of a business combination between the two companies.

        On August 11, 2006, the board of directors of United held a special meeting to discuss the possibility of a transaction with U.S. Bancorp and U.S. Bancorp's request to conduct a due diligence investigation of United beyond publicly available information. The board discussed United's prospects, shareholder liquidity issues and the risks and expense facing United as a small public company, as well as the potential strategic benefits of aligning with a larger financial institution. The board discussed the need to enter into a confidentiality agreement before permitting any due diligence investigation and the importance of maintaining confidentiality to avoid disruption to the business. At this meeting the board also heard from representatives of Lindquist & Vennum, P.L.L.P., United's outside counsel, who provided advice on the process and fiduciary duties of directors. The board established a special committee to consider a possible transaction with U.S. Bancorp. The special committee consisted of Mr. Weise, Mr. Morrison and Mr. Murray. The special committee was authorized to meet with counsel and engage an investment banker firm to render a fairness opinion if necessary in connection with a possible transaction.

        On August 11, United and U.S. Bancorp entered into a confidentiality agreement. On August 14, several members of senior management of United traveled to Minneapolis and met with several members of senior management of U.S. Bancorp to discuss a possible transaction.

        On August 18, United received a nonbinding letter of intent from U.S. Bancorp expressing an indication of interest in a possible stock for stock acquisition subject to various contingencies including due diligence, definitive documentation and Mr. Morrison's agreement to vote his shares in favor of the transaction. For the next several weeks, United provided due diligence information to U.S. Bancorp.

        On September 11, U.S. Bancorp's outside counsel at Wachtell, Lipton, Rosen & Katz ("Wachtell Lipton") delivered a draft merger agreement and support agreement for Mr. Morrison to United. The draft merger and support agreement were provided to each of the directors.

        On September 22, the board of directors met to discuss the merger agreement and support agreement. Representatives of Lindquist & Vennum and Mr. Morrison were present at the meeting. The board discussed, among other things, the financial aspects of the proposal, the merger structure, the treatment of options, the proposed covenants between signing and closing the transaction, the ability of United to receive bids from third parties, the necessity of a fairness opinion, the scope of the representations and warranties, and exceptions to such representations and warranties, conditions to closing, timing of a possible transaction, grounds for termination and amount of the break-up fee. The board instructed Lindquist & Vennum to prepare a revised draft merger agreement. The board also authorized Mr. Weise to engage an investment banker to potentially render a fairness opinion to the board in connection with a proposed transaction.

        On September 29, representatives of Lindquist & Vennum delivered revised versions of the merger agreement and support agreement to U.S. Bancorp and its counsel at Wachtell Lipton. During the week of October 2–6, Mr. Weise interviewed investment bankers and received proposals from two firms. On October 5, U.S. Bancorp's counsel at Wachtell Lipton delivered a revised draft of the merger agreement and support agreement. This revised draft was distributed to the board of directors. On October 6, United engaged Howe, Barnes, Hoefer & Arnett, Inc. a community bank and thrift-focused investment bank from Chicago.

        On October 16, representatives of United and U.S. Bancorp again met to discuss the proposed transaction, and discuss integration of the two companies including retention of Mr. Clark and Mr. Feurt if an agreement could be reached. On October 23, 2006, Lindquist & Vennum delivered to U.S. Bancorp and its counsel at Wachtell Lipton revised versions of the merger agreement and support agreement. On October 24, Mr. Weise updated the directors on the status of the negotiations with

U.S. Bancorp, the exchange ratio, the treatment of options, the scope of the representations and warranties, the covenants between signing and closing, termination provisions and the amount and grounds for payment of the break-up fee.

        For the next several days, United and its counsel continued to work on disclosure schedules to the merger agreement. On October 26, U.S. Bancorp's counsel at Wachtell Lipton delivered a revised draft of the merger agreement and support agreement to United that was distributed to the board of directors. On October 30, 2006, Wachtell Lipton delivered a revised draft of the merger agreement that was delivered to the directors together with draft disclosure schedules. On October 31, Lindquist & Vennum delivered a draft of United's disclosure schedules to U.S. Bancorp and Wachtell Lipton. Between November 1–3, United continued to revise the disclosure schedules. On November 2, United received a revised draft of the merger agreement and support agreement from Wachtell Lipton that the parties believed to be near final, and United finalized the disclosure schedules.

        On November 2, the special committee met with representatives of Lindquist & Vennum present, and discussed the status of the negotiations, reviewed the draft merger agreement, support agreement and disclosure schedules. The special committee discussed, among other things, the exchange ratio, the representations and warranties, the treatment of options, covenants between signing and closing, receipt of a fairness opinion, termination provisions and the break-up fee, and retention agreements for Mr. Clark and Mr. Feurt and other employee benefits matters. The special committee also discussed timing and the possibility of reaching a definitive agreement. The special committee agreed to schedule a full board meeting on November 6 for the entire board to consider approving the transaction and definitive agreements.

        On November 2–3, the parties worked on finalizing the merger agreement and disclosure schedules. On November 2, the directors received a draft book containing Howe Barnes financial analyses underlying its view concerning the fairness of the consideration to United's shareholders from a financial point of view. On November 3, the board of directors received revised drafts of the merger agreement, disclosure schedules, support agreement, draft resolutions and a memorandum from Lindquist & Vennum providing a summary of the merger agreement. On November 3, Mr. Clark and Mr. Feurt agreed to retention and non-competition agreements with United in connection with a possible business combination with U.S. Bancorp that would provide for aggregate compensation of $130,000 and $125,000 respectively to these executives in the two-year period following the closing of the merger.

        On November 6, the board of directors met to consider the transaction and receive the opinion and analysis from Howe Barnes. Representatives of Lindquist & Vennum, certain of United's executive officers and representatives of Howe Barnes and Mr. Morrison were present. The board of directors received an updated report from Mr. Weise on United's prospects as a stand-alone company. Howe Barnes reviewed and analyzed for the board of directors, among other matters, the financial aspects of the proposal from U.S. Bancorp and its financial analyses of the valuation parameters of United. Howe Barnes reviewed with the board of directors its financial analysis of the consideration payable in the merger and rendered to the board its opinion dated November 6, 2006 that the consideration to be received by holders of United common stock in the merger is fair from a financial point of view to the holders of United common stock. Management and representatives of Lindquist & Vennum and Howe Barnes responded to numerous questions from the board of directors.

        After conducting their presentation, representatives of Howe Barnes left the meeting and the board continued to discuss the transaction. The board of directors discussed, among other matters, the risks and benefits of the proposed transaction and reviewed the proposed transaction, as to both quantitative and qualitative terms, taking into account the information and analyses provided to the board. The board also reviewed alternatives to the proposed transaction, including United's prospects as an independent company. Representatives of Lindquist & Vennum reviewed for the board of directors its fiduciary and other legal duties and also reviewed with the board of directors in detail the terms of the merger agreement and other legal aspects of the proposal by U.S. Bancorp. The board also discussed the support agreement that U.S. Bancorp requested from Mr. Morrison in connection with the merger agreement. The board discussed these matters with management and then the independent directors of the board met separately to discuss the proposed transaction. After further deliberation, the board of directors unanimously determined, in light of its anticipated determination to authorize entry into the proposed merger agreement, to establish a special committee of disinterested directors consisting of Mr. Murray, Mr. Bloemendahl and Mr. Madison to render certain anti-takeover provisions of Minnesota law inapplicable to the transaction and to U.S. Bancorp. The special committee of disinterested directors and the full board determined that the merger with U.S. Bancorp is advisable, fair to and in the best interests of United and its shareholders, and unanimously approved the merger, the merger agreement and support agreement. Additionally, the board unanimously resolved to recommend that United's shareholders approve and adopt the merger agreement. The board of directors also unanimously approved amendments to the stock option plan to give effect to certain provisions of the merger agreement.

        In the afternoon of November 6, United and U.S. Bancorp executed the merger agreement. In connection with the execution of the merger agreement, John Morrison also entered into a support agreement requiring him, among other things, to vote his United shares in favor of the merger. In the late afternoon of November 6, 2006, U.S. Bancorp and United issued press releases announcing the merger.

United's Reasons for the Merger; Recommendation of United's Board of Directors

        United's board of directors has unanimously determined that the terms of the merger agreement are advisable, fair to and in the best interests of United and its shareholders and has unanimously approved the merger agreement. Accordingly, our board unanimously recommends that you vote FOR approval and adoption of the merger agreement.

        In reaching its decision to approve the merger agreement and to recommend that you vote to approve and adopt the merger agreement, United's board considered a number of factors, including the following:

  •
  knowledge of, and presentations by management and financial advisors regarding, United's business, operations, financial condition, earnings and business prospects (as well as the risks involved in achieving those prospects);

  •
  the challenges facing United in growing its business in its markets while preserving its asset quality and paying dividends;

  •
  the costs and risks of remaining a public company, United's relatively small shareholder base and relatively infrequent trading of United's common stock such that shareholders reportedly had difficulty selling or buying more shares of common stock;

  •
  the reputation and performance of U.S. Bancorp, the liquidity of its common stock, U.S. Bancorp's dividend payment history and United board's belief that there was a greater possibility in share price appreciation in U.S. Bancorp common stock compared to United common stock;

  •
  increased accounting, legal and regulatory expenses related to United's public reporting obligations, including those arising out of compliance with Section 404 of the Sarbanes-Oxley Act of 2002, which given United's size and relatively small executive staff, was becoming a larger burden combined with the fact that United and its shareholders were not enjoying the advantages of being a public company because United is not large enough to cost-effectively use the public markets to raise capital;

  •
  the fact that under the merger agreement United may continue to declare regular quarterly dividends provided that United shareholders will not receive more than one regular dividend payment for any single quarter (inclusive of any dividends paid by U.S. Bancorp after the completion of the merger), a special $0.50 per share dividend prior to the completion of the merger, and possibly an additional dividend related to documented savings on particular merger-related expenses as agreed to with U.S. Bancorp;

  •
  the presentation and opinion of Howe Barnes on November 6, 2006, delivered to United's board to the effect that, as of November 6, 2006, and based upon and subject to assumptions made, procedures followed, matters considered, and limitations on the review undertaken in connection with the opinion as set forth therein, that the consideration to be received by holders of United common stock in the merger is fair from a financial point of view to such holders (see "The Merger—Opinion of the United's Financial Advisor");

  •
  the financial terms of the merger, including the fact that the merger consideration, based on data as of November 1, 2006 and including the special dividend of $.50 per share represents:

  —
  a 217.9% premium of United's price to book value per share;

  —
  a 227.6% premium of United's price to tangible book value per share;

  —
  a multiple of 17.2 times United's latest 12-month earnings per share; and

  —
  a multiple of 15.8 times United's earnings per share for the quarter September 30, 2006 annualized.

  •
  United's right to terminate the merger agreement if the price of U.S. Bancorp's common stock drops by more than 25% in the period between signing and closing and the price decline of U.S. Bancorp common stock is also 20 percentage points greater than any decline of the PHLX/KBW Bank Index, subject to U.S. Bancorp's option to increase the exchange ratio based on a predetermined formula to restore sufficient value to bring the value to United shareholders to within this threshold;

  •
  the fact that the merger is expected to qualify as a tax-free exchange of United common stock for U.S. Bancorp common stock for United shareholders not including fractional shares or dividends;

  •
  the potential shareholder value from other alternatives available, including the alternative of remaining a stand-alone, independent company, as well as the risks and uncertainties associated with those alternatives;

  •
  the terms of the merger agreement, as reviewed by our board with our legal advisors, including consideration of several specific provisions of the merger agreement, such as (a) the relative treatment of outstanding United shares and options to purchase United common stock and the risks associated with a fixed exchange ratio given potential fluctuations in U.S. Bancorp's stock, United's price-based termination right and U.S. Bancorp's fill right in certain circumstances; (b) the limited conditions to U.S. Bancorp's obligation to complete the merger; (c) the ability of United's board to terminate the merger agreement in the exercise of fiduciary duties under specified circumstances and upon payment of a termination fee (recognizing the possible effect that a termination fee has on competing transactions, but believing that U.S. Bancorp would not have entered into the merger agreement without such a fee provision and that the fee is reasonable for this size of a transaction); (d) the limited ability of U.S. Bancorp to terminate the agreement; and (e) the provisions related to employee benefits in the merger agreement; and

  •
  the likelihood of the merger being approved by the appropriate regulatory authorities.

        After considering these factors, United's board concluded that the right to receive 0.6825 shares of U.S. Bancorp common stock for every share of United common stock was an attractive price for United shareholders in comparison to the values that United might reasonably achieve in the foreseeable future as a stand-alone, independent company. United's board believed that this was particularly true in light of the risks and uncertainties involved in connection with the results that it could expect to achieve on its own. United's board also considered potential drawbacks or risks relating to the merger, including the following risks and factors:

  •
  the fact that the fixed exchange ratio and the attendant risk of U.S. Bancorp stock price fluctuation could cause United shareholders to receive less consideration if U.S. Bancorp's stock price declines in the period between signing and closing;

  •
  the fact that United has not actively solicited other offers and is prevented from soliciting other offers under the merger agreement, and the possibility that the $2,800,000 termination fee payable to U.S. Bancorp under specified circumstances may discourage a competing acquisition proposal;

  •
  the risks and costs to United if the merger does not close, including possible stock price decline, the diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships;

  •
  the fact that United officers and directors have certain interests in the merger that are in addition to their interests as shareholders of United, which had the potential to influence their views and actions in connection with the merger proposal, including generally, the retention and non-competition agreements with two of United's executive officers and existing agreements with Heritage Bank executives; and

  •
  the restrictions on the conduct of United's business prior to the consummation of the merger, requiring United to conduct its business subject to specific limitations, which may delay or prevent United from undertaking business opportunities that may arise pending completion of the merger.

        United's board concluded, however, that these potential drawbacks and risks did not outweigh the benefits of the merger to United shareholders.

        The foregoing discussion of the information and factors that United's board of directors reviewed in its consideration of the merger is not intended to be exhaustive, but is believed to include all of the material factors that United's board considered. In view of the variety of factors and the amount of information considered, United's board did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. Although individual members of United's board may have assigned different weights to different factors, United's board made its determination after considering all of the factors as a whole and, overall, considered them to be favorable to, and to support its determination.

Opinion of United's Financial Advisor

        United's board of directors engaged Howe Barnes to act as its financial advisor in connection with the merger with U.S. Bancorp. On November 6, 2006, Howe Barnes delivered its oral opinion to United's board of directors, subsequently confirmed in its written opinion as of that date, and based upon and subject to the assumptions made, matters considered and qualifications and limitations set forth in the written opinion, that the merger consideration to be paid by U.S. Bancorp pursuant to the merger agreement was fair from a financial point of view to holders of United common stock.

        The full text of the written opinion of Howe Barnes dated November 6, 2006, which sets forth the assumptions made, matters considered and qualifications and limitations on the review undertaken by

Howe Barnes', is attached as Annex C to this document and is incorporated into this document by reference. The following summary of Howe Barnes' opinion is qualified in its entirety by reference to the full text of the opinion. Shareholders of United are urged to read and should read the entire opinion carefully. Howe Barnes has consented to the inclusion in this document of its opinion dated November 6, 2006 and of the summary of that opinion set forth below.

        In preparing its opinion to United's board of directors, Howe Barnes performed various financial and comparative analyses, including those described below. The summary set forth below does not purport to be a complete description of the analyses underlying Howe Barnes opinion or the presentation made by Howe Barnes to United's board of directors. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Howe Barnes did not attribute any particular weight to any analysis or factor considered by it, but rather made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. Accordingly, Howe Barnes believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, or focusing on information presented in tabular format, without considering all of the analyses and factors or the narrative description of the analyses, would create a misleading or incomplete view of the process underlying its opinion.

        In performing its analyses, Howe Barnes made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Howe Barnes. Any estimates contained in the analyses performed by Howe Barnes are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, as described above, the opinion of Howe Barnes was one of several factors taken into consideration by United's board of directors in making its determination to approve the merger and receive shares of U.S. Bancorp common stock in the merger. Consequently, Howe Barnes analyses as described below should not be viewed as determinative of the decision of United's board of directors with respect to the fairness from a financial point of view of the merger consideration to be paid by U.S. Bancorp to holders of United common stock.

        In arriving at its opinion, Howe Barnes, among other things:

  •
  participated in discussions with representatives of United concerning United's financial condition, businesses, assets, earnings, prospects and regulatory relationships, including discussions with senior management as to its views regarding future financial performance;

  •
  reviewed the terms of the merger agreement;

  •
  reviewed certain publicly available financial statements, both audited (where available) and unaudited, and related financial information of United as well as other internally generated reports relating to asset/liability management, asset quality, and similar documents;

  •
  reviewed certain publicly available financial statements, both audited (where available) and unaudited, and related financial information of U.S. Bancorp;

  •
  reviewed certain financial forecasts and projections of United prepared by its management team;

  •
  reviewed consensus earnings per share estimates for U.S. Bancorp for the years ended December 31, 2006, December 31, 2007 and December 31, 2008 as published by Institutional Brokers Estimates System ("I/B/E/S");

  •
  reviewed the publicly available historical price and trading activity for United's and U.S. Bancorp's common stock, including a comparison of certain financial and stock market information for United and U.S. Bancorp with similar publicly available information for certain other companies the common stock of which are publicly traded;

  •
  compared the proposed financial terms of the merger with the financial terms of certain other transactions that it deemed to be relevant;

  •
  reviewed the potential pro forma impact of the merger; and

  •
  reviewed such other information and performed such other studies and analyses as it considered relevant.

        In preparing its opinion, Howe Barnes assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or that was publicly available. Howe Barnes did not assume any responsibility for independently verifying such information and did not undertake any independent evaluation or appraisal of any of the assets or liabilities of U.S. Bancorp or United and it was not furnished with any such evaluation or appraisal, nor did it evaluate the solvency or fair value of U.S. Bancorp or United under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, Howe Barnes did not assume any obligation to conduct any physical inspection of the properties or facilities of U.S. Bancorp or United. With respect to the financial forecast information discussed with Howe Barnes by United, Howe Barnes assumed that they had been reasonably prepared and reflected the best currently available estimates and judgment of the management of United as to the expected future financial performance of United. Howe Barnes also assumed that the final form of the merger agreement and the support agreement would be substantially similar to the last draft reviewed by it.

        Howe Barnes' opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Howe Barnes, as of November 1, 2006. Howe Barnes further assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendments or modifications, would be imposed that will have a material adverse effect on the contemplated benefits of the merger.

        In connection with the preparation of its opinion, Howe Barnes was not authorized by United or the board of directors of United to solicit, nor did Howe Barnes solicit, third party indications of interest for the acquisition of all or any part of United.

        Pursuant to a letter agreement between United and Howe Barnes, dated as of October 6, 2006, United agreed to pay Howe Barnes a fee of $125,000 for financial advisory services upon delivery of its opinion. United also agreed to indemnify Howe Barnes and certain related persons and entities for certain liabilities, including liabilities under the U.S. federal securities laws, related to or arising out of its engagement.

        Howe Barnes has not in the past provided financial advisory and financing services to U.S. Bancorp or United, but may do so in the future. Howe Barnes may receive fees for the rendering of such services. In addition, in the ordinary course of its business, Howe Barnes may actively trade the common stock and other securities of U.S. Bancorp and other securities of U.S. Bancorp, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

        Howe Barnes' opinion is addressed to United's board of directors and addresses only the fairness, from a financial point of view, of the merger consideration to be paid by U.S. Bancorp pursuant to the merger to holders of United common stock. The opinion does not address the merits of the underlying decision of United to engage in the merger and does not constitute, nor should it be construed as, a recommendation to any shareholder of United as to how that shareholder should vote with respect to the merger or any matter related thereto. In addition, the opinion of Howe Barnes does not address, and Howe Barnes was not asked to address, the fairness to, or any other consideration of, the holders of any class of securities other than common stock, creditors or other constituencies of United. Howe Barnes did not express any opinion as to the prices at which the common stock of U.S. Bancorp will trade following the announcement or consummation of the merger.

Howe Barnes Hoefer & Arnett's Financial Analysis

        The following is a summary of the material financial analyses that Howe Barnes performed in connection with its opinion to United's board of directors dated November 6, 2006. The financial analyses summarized below include information presented in tabular format. In order to understand fully the financial analyses performed by Howe Barnes, the tables must be read together with the accompanying text of each summary. The tables alone do not constitute a complete description of the financial analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Howe Barnes. To the extent the following quantitative information reflects market data, except as otherwise indicated, Howe Barnes based this information on market data as they existed as of November 1, 2006. This information, therefore, does not necessarily reflect current or future market conditions.

        Calculation of Transaction Value.    Howe Barnes reviewed the terms of the merger. The terms of the merger agreement state that United shareholders will receive the equivalent of 0.6825 shares of U.S. Bancorp common stock for each share of United common stock. Additionally, United shareholders will also receive a special dividend of $0.50 per share prior to completion of the transaction. Based on U.S. Bancorp's closing stock price as of November 6, 2006, Howe Barnes calculated implied merger consideration of $23.51 per share of United common stock. Howe Barnes also noted that the transaction had an implied aggregate total value of approximately $74.5 million as of November 6, 2006.

        Comparable Companies Analysis.    Howe Barnes reviewed and compared selected financial information of United to publicly available data for eight publicly traded banks in the Northwest regional area, which includes the following companies:

•	Idaho Independent Bank	•	EvergreenBancorp, Inc.
•	Pacific Financial Corporation	•	Siuslaw Financial Group, Inc.
•	Cowlitz Bancorporation	•	Merchants Bancorp
•	Baker Boyer Bancorp	•	Northwest Bancorporation, Inc.

        The following table compares selected financial information of United with corresponding median data for the above listed comparable companies. Financial data is as of or for the trailing twelve-month period ending September 30, 2006.

	Total Assets	Return on Average Assets	Return on Average Equity	Equity / Assets	Tangible Equity / Tangible Assets
	($MM)	(%)	(%)	(%)	(%)
United Financial Corp.	418	1.07	13.40	7.94	7.62
Comparable Median	340	1.18	12.68	9.20	8.67

        The following table shows the pricing characteristics of the above-listed comparable companies, which data is based on financial information as of November 1, 2006.

	Price/
	Book Value	Tangible Book Value	Assets	Trailing Twelve Month Earnings
	(%)	(%)	(%)	(×)
United Financial Corp.	190.0	198.5	15.1	15.0
Comparable Median	215.3	226.3	19.5	17.8

        No company used in the comparable company analyses described above is identical to United, or the pro forma combined company, as the case may be. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the merger, public trading or other values of the companies to which they are being compared. Mathematical analyses, such as determining the median values, are not of themselves meaningful methods of using comparable company data.

        Comparable Merger and Acquisition Transactions and Implied Transaction Pricing Multiples.    Howe Barnes also reviewed the implied transaction pricing multiples of selected merger and acquisition transactions in three different comparable groups. The selected merger and acquisition groups included:

  •
  National bank sellers (located in low growth and less populated markets) since January 1, 2005 that had between $250 million and $750 million in assets at the time of announcement;

  •
  Northwest regional (MT, ID, WY, WA, OR) bank sellers since January 1, 2000 that had between $250 million and $750 million in assets at the time of announcement; and

  •
  Montana bank sellers since January 1, 2000.

        For these selected merger and acquisition transactions, Howe Barnes used publicly available information to determine:

  •
  the multiples of the transaction price to both the book value and the tangible book value using the acquired companies' most recent financial reports at the time of announcement of the transactions;

  •
  the multiple of the transaction price to the last twelve months earnings at the time of announcement;

  •
  the multiple of transaction price to total assets; and

  •
  the implied premium to core deposits.

        The median values of these multiples and premiums were then compared to those calculated for the merger. Howe Barnes considered these selected merger and acquisition transactions to be reasonably similar, but not identical, to the merger. A complete analysis involves complex considerations and judgment concerning differences in the selected merger and acquisition transactions and other factors that could affect the premiums paid in such comparable transactions to which the merger is being compared. Mathematical analysis, such as using the median values, is not by itself a meaningful method of using selected merger and acquisition transaction data.

        The following table compares the foregoing calculations for the merger and the median of the foregoing calculations for the selected merger and acquisition transactions.

Implied Transaction Value as a Multiple of:	U.S. Bancorp / United Financial Corp.(1)		Comparable Transactions: National Sellers		Comparable Transactions: Northwest Sellers		Comparable Transactions: Montana Sellers
Price to book value	217.9%		213.0%		205.4%		176.0%
Price to tangible book value	227.6%		241.8%		205.4%		183.0%
Price to LTM earnings	17.2	x	20.5	x	21.7	x	13.5	x
Price to assets	17.8%		19.2%		17.9%		17.7%
Premium to core deposits	16.0%		18.2%		19.1%		11.8%

(1)
Based on financial data as of September 30, 2006.

        Review of U.S. Bancorp's Common Stock Trading Activity.    Howe Barnes reviewed the common stock trading history of U.S. Bancorp and:

  •
  Compared its price movement to movements in certain stock indices as well as the average performance of its Super Regional peer group;1

1
The Super Regional peer group includes: BB&T Corporation, Fifth Third Bancorp, KeyCorp, National City Corporation, PNC Financial Services Group, Inc., Regions Financial Corporation, SunTrust Banks, Inc., Wachovia Corporation, and Wells Fargo & Company.

•
Reviewed U.S. Bancorp's stock price movements on a weekly basis over the last twelve months;

•
Compared certain trading multiples of U.S. Bancorp's stock to the average and median multiples of its Super Regional peer group over the last five years; and

•
Compared the recommendations of equity research analysts covering U.S. Bancorp's common stock to the recommendations of analysts publishing research on the institutions in the Super Regional peer group.

        The following table compares U.S. Bancorp's price movement to movements in certain stock indices as well as the average performance of its Super Regional peer group.

	One Year(2)		Three Year(3)		Five Year(4)
Stock Price Performance	Initial Value	Ending Value	Initial Value	Ending Value	Initial Value	Ending Value
U.S. Bancorp	100.0%	114.0%	100.0%	123.8%	100.0%	189.6%
Super Regional peer group	100.0%	112.2%	100.0%	116.6%	100.0%	135.6%
PHLX/KBW Bank Index	100.0%	113.6%	100.0%	120.0%	100.0%	145.8%
S&P 500 Index	100.0%	113.3%	100.0%	130.2%	100.0%	129.1%
NASDAQ Bank Index	100.0%	106.5%	100.0%	118.0%	100.0%	165.6%

(2)
Represents price performance for the one year period ending November 1, 2006.
(3)
Represents price performance for the three year period ending November 1, 2006.
(4)
Represents price performance for the five year period ending November 1, 2006.

        The following table compares selected financial information of U.S. Bancorp with corresponding median data for the above listed Super Regional peer group. Financial data is as of or for the trailing twelve month period ending September 30, 2006.

	Total Assets	Return on Average Assets	Return on Average Equity	Equity / Assets	Tangible Equity / Tangible Assets
	($MM)	(%)	(%)	(%)	(%)
U.S. Bancorp	216,855	2.23	23.01	9.65	5.59
Super Regional peer group	118,524	1.38	15.08	9.47	6.81

        The following table shows the pricing characteristics of the above listed comparable companies, which data is based on financial information as of November 1, 2006.

	Price/
	Book Value	Tangible Book Value	Assets	Trailing Twelve-Month Earnings
	(%)	(%)	(%)	(x)
U.S. Bancorp	298.3	527.5	27.5	13.1
Super Regional peer group	188.8	288.6	19.8	13.5

        No company used in the comparable company analyses described above is identical to U.S. Bancorp, or the pro forma combined company, as the case may be. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the merger, public trading or other values of the companies to which they are being compared. Mathematical analyses, such as determining the median values, are not of themselves meaningful methods of using comparable company data.

        Discounted Cash Flow Analysis.    Howe Barnes performed a discounted cash flow analysis to estimate a range of present values per share of United common stock assuming that United performed in accordance with the earnings projections provided by, and reviewed with, management. The valuation range was determined by adding: (i) the present value of United's free equity cash flows, representing an estimate of future dividends plus what United could additionally pay out to the shareholders while maintaining a target tangible equity/tangible assets ratio of 7.50% through December 31, 2011; and (ii) the present value of the terminal value of United common stock. In calculating the terminal value of United common stock, Howe Barnes applied multiples ranging from 15.0x to 19.0x to forecasted earnings for the year ended December 31, 2011. The equity cash flows and terminal value were then discounted back to present values using discount rates ranging from 10.0% to 14.0%, which are rates Howe Barnes viewed as the appropriate range to reflect different assumptions regarding the cost of United's equity capital.

        In performing this analysis, Howe Barnes annualized United's net income for 2006. For subsequent years, earnings per share were assumed to increase annually by 10%, 10%, 5%, 6% and 5% for 2007 through 2011, respectively. The analysis assumed annual balance sheet growth rates of 6%, 5%, 5%, 6% and 7% for 2007 through 2011 and annual loan growth rates of 10% for United.

        Based on the foregoing criteria and assumptions, Howe Barnes determined that the implied present value of the United common stock ranged from $20.09 to $28.52 per share.

        Pro Forma Financial Impact.    Based on the equivalent merger consideration of 0.6825 shares of U.S. Bancorp common stock for each share of United common stock, Howe Barnes analyzed the pro forma per share financial impact of the merger on United's GAAP earnings per share. This analysis was based on the I/B/E/S consensus earnings per share estimates for U.S. Bancorp for 2006, 2007 and 2008. I/B/E/S is a recognized data service that monitors and publishes compilations of earnings estimates by selected research analysts regarding companies of interest to institutional investors. Subsequent to 2008, earnings per share were assumed to increase 10% annually for U.S. Bancorp.

Howe Barnes annualized United's net income for 2006. Subsequent to 2006, earnings per share were assumed to increase annually by 10%, 10%, 5%, 6% and 5% for 2007 through 2011, respectively. Howe Barnes also made certain assumptions related to purchase accounting adjustments, cost savings, and transaction costs.

        Based on these assumptions, the merger would be accretive to United's earnings per share by 27.98% in 2007, 27.59% in 2008, 33.03% in 2009, 37.70% in 2010, and 43.86% in 2011.

General

        In conducting its analyses and arriving at its opinions, Howe Barnes utilized a variety of generally accepted valuation methods. The analyses were prepared for the purpose of enabling Howe Barnes to provide its opinion to the United board of directors as to the fairness, from a financial point of view of the merger consideration to be paid by U.S. Bancorp pursuant to the merger to holders of United common stock and do not purport to be appraisals or necessarily to reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Howe Barnes made, and was provided by the management of United with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Howe Barnes, U.S. Bancorp or United. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of U.S. Bancorp, United or their respective advisors, neither United nor Howe Barnes nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

        United retained Howe Barnes based upon Howe Barnes' experience and expertise. Howe Barnes is a nationally recognized investment banking and advisory firm. Howe Barnes, as part of its investment banking business, is regularly engaged in the valuation of banks and bank holding companies, thrifts and thrift holding companies, and various other financial services companies in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

        The terms of the merger were determined through negotiations between U.S. Bancorp and United and were approved by the board of directors of United. Although Howe Barnes provided its opinion to United's board of directors regarding the fairness, from a financial point of view, of the merger consideration to be paid to holders of United common stock, the decision to enter into the merger was solely that of United's board of directors. As described above, the opinion and presentation of Howe Barnes to United's board of directors was only one of a number of factors taken into consideration by United's board of directors in making its determination to approve and adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger. Howe Barnes' opinion was provided to United's board of directors to assist it in connection with its consideration of the merger and does not constitute a recommendation to any shareholder as to how to vote or take any other action with respect to the merger. Howe Barnes' opinion does not in any manner address the prices at which shares of U.S. Bancorp's common stock will trade after the announcement or merger completion.

U.S. Bancorp's Reasons for the Merger

        U.S. Bancorp believes that:

  •
  the acquisition will strengthen U.S. Bancorp's franchise in Montana, both by enhancing its existing market presence in certain regions of Montana and expanding into new regions of Montana;

  •
  the acquisition offers the potential for U.S. Bancorp to utilize its strategy of bringing the sophisticated resources that a larger company such as U.S. Bancorp can provide (e.g., Internet banking, asset management, capital markets and treasury management) to leverage United's existing business; and

  •
  the merger will be accretive to U.S. Bancorp's GAAP earnings in the first year exclusive of merger-related charges.

Certain Executive Officers and Directors Have Financial Interests in the Merger

        In considering the recommendation of United's board of directors with respect to the merger agreement, you should be aware that United's executive officers and directors have interests in the merger and have arrangements that are different from, or in addition to, those of United shareholders generally. United's board of directors was aware of these interests and considered them, among other matters, in reaching its decisions to approve the merger agreement and to recommend that United shareholders vote in favor of the merger agreement.

  Stock Options and Other Incentive Compensation

        The merger agreement provides that following approval of the merger by United's shareholders, United may accelerate and make all options to purchase United common stock fully vested and exercisable immediately prior to the effective time of the merger. To the extent not exercised immediately prior to the effective time, each outstanding option to purchase United common stock will be cancelled and converted into the right to receive a cash amount equal to the excess, if any, of the cash value of the merger consideration over the exercise price for such option.

        Based upon anticipated holdings as of the date of this document, United directors and executive officers held options to acquire a total of 129,025.50 shares of United common stock at a weighted average exercise price of $11.08. Based on a merger exchange ratio of 0.6825, and assuming all option holders exercise their options in full prior to the effective time of the merger, these options would convert to 88,059.90 shares of U.S. Bancorp common stock. Options for all but 15,156.25 shares were fully vested as of the date of this document. If United declares any special dividends prior to the completion of the merger, United expects to permit executive officers and directors to exercise options before the effective time of the merger but prior to the declaration of the special dividend to permit the executive officers and directors to receive any such dividends prior to the effective time. The number of unvested options to acquire shares of United common stock held by each of Messrs. Feurt and Clark, that will become vested and exercisable in connection with the merger is 2,984 and 2,984, respectively, and the number of unvested options to acquire shares of United common stock held by each of directors Kurt Weise, J. William Bloemendaal, William Madison and Kenneth Murray is 3,984, 1,109, 1,109 and 1,500, respectively.

        United has a bonus plan for its executive officers and other management personnel. Bonuses payable under the plan are based on return on assets, asset quality and the overall growth and performance of Heritage Bank. Bonuses have historically been paid in January following the end of the fiscal year. Under the merger agreement, United is permitted to pay regular bonuses to its executives under this plan, but such amounts cannot exceed $400,000 in the aggregate. In January 2006, the compensation committee approved bonuses based on 2005 performance for Mr. Clark and Mr. Feurt of $41,800 and $41,100, respectively.

  Retention and Noncompetition Agreements

        As part of the merger, U.S. Bancorp has entered into retention and noncompetition agreements with each of Mr. Clark and Mr. Feurt. Each agreement runs for a two-year period commencing on November 6, 2006, and provides, in Mr. Clark's case, an aggregate cash payment of $130,000, and in

Mr. Feurt's case, an aggregate cash payment of $125,000, subject to continued employment with U.S. Bancorp. Mr. Clark and Mr. Feurt will receive one-half of their respective aggregate retention payments on the regular pay day that is immediately following November 6, 2007, and the second half of the aggregate retention payment on the regular pay day that is immediately following November 6, 2008. If prior to the expiration of the two-year period Mr. Clark's or Mr. Feurt's employment is terminated other than for cause, then the unpaid portion of the retention amount vests and will be paid on the same dates as set forth above. If either Mr. Clark or Mr. Feurt terminate employment by reason of disability or death, such employee's estate or beneficiary, as applicable, will be paid a lump-sum equal to the amount that would have vested and been paid on the next payment date. U.S. Bancorp will also continue to pay to such employee his base salary from the date of termination through November 6, 2008. In addition, in the event of termination without cause, Messrs. Feurt and Clark would be entitled to continue to receive their base salary through the second anniversary of the completion of the merger. If Mr. Feurt was terminated without cause immediately following the completion of the merger, he would be entitled to aggregate payments of $125,000 under the retention and noncompetition agreements. If Mr. Clark was terminated without cause immediately following the completion of the merger, he would be entitled to aggregate payments of $130,000 under the retention and noncompetition agreements.

        Throughout the two-year period commencing on November 6, 2006, Mr. Clark and Mr. Feurt have agreed not to engage in or become associated with any business or endeavor, in any county in Montana, that is engaged in the banking business, whether through a bank, a savings and loan, a savings bank, a credit union, a mortgage company, bank holding company, savings and loan holding company or other depositary institution holding company. Mr. Clark and Mr. Feurt have also agreed not to disclose confidential information and to certain non-solicitation provisions. In the event that the executives breach their obligations under the retention and noncompetition agreements, they will no longer be entitled to the retention and/or severance payments described above.

  Indemnification

        The merger agreement provides that the surviving corporation in the merger will indemnify and hold harmless, and provide advancement of expenses to each person who is now an officer or director of United or any of its subsidiaries against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is now or was a director or officer of United or any subsidiary of United to the same extent as such persons are indemnified by United pursuant to United's articles of incorporation, bylaws and indemnification agreements, if any.

        The merger agreement also provides that for a period of six years after merger completion, U.S. Bancorp will provide directors' and officers' liability insurance for the present and former officers and directors of United with respect to claims arising from facts or events occurring before the merger is completed, provided that U.S. Bancorp will not be obligated to make annual premium payments for such coverage to the extent such premiums exceed 200% of the premiums paid by United as of the date of the merger agreement.

  Existing Agreements with Executive Officers

        United's wholly owned subsidiary, Heritage Bank, has compensation agreements with each of Kevin P. Clark, Steve L. Feurt and Jeffrey C. Mortensen that are expected to be continued following the merger. The merger will not trigger payments under these agreements.

  Salary Continuation Agreement with Kevin P. Clark

        Heritage Bank has a salary continuation agreement with Kevin P. Clark that provides for pre-determined periodic payments over 15 years upon a change in control of Heritage Bank or Mr. Clark's retirement or death. In the event of a change in control of Heritage Bank or Mr. Clark's disability or retirement before age 62, the pre-determined payments are based on years of service. At any time, Mr. Clark is 100% vested in the amount accrued to date. At December 31, 2005, Mr. Clark's accrued benefit under the plan totaled $64,690. If there is a change in control of Heritage Bank or Mr. Clark retires or becomes disabled on January 1, 2007, he would receive a lump-sum payment of $77,329 payable after six months. Assuming Mr. Clark retires at the age of 62, the projected annual benefit is $67,476 for a total payment of $1,012,140 over the 15-year period.

  Supplemental Retirement Agreement with Steve L. Feurt

        In October 1999, Heritage Bank entered into a supplemental retirement agreement with Steve L. Feurt that provides for the accrual of and payment of benefits upon retirement at age 65, early retirement, a change in control of Heritage Bank or Mr. Feurt's disability or death. Mr. Feurt vests 10% of plan benefits every year he is employed and will be fully vested on January 1, 2007. If Mr. Feurt terminates employment at age 65 for reasons other than death, he is entitled to a lump-sum payment of $314,988, or at his election, an annuity with a term acceptable to Mr. Feurt can be purchased using all available accrued amounts under the agreement. If he retires after age 65, he continues to accrue annual benefits up to retirement. If Mr. Feurt terminates employment before age 65 for any reason other than death, disability or a change in control, he is entitled to the benefits accrued as of the date of termination. If Mr. Feurt terminates employment due to disability prior to age 65, he is entitled to the amount accrued on the date of determination of full or partial disability. Upon a change in control of Heritage Bank, Mr. Feurt is entitled to the amount of benefits accrued as of the date of the change in control in lieu of any other benefit under the agreement. If Mr. Feurt dies while employed by Heritage Bank, his beneficiary will receive the accrued amount as of the date of his death. If Mr. Feurt retires, becomes disabled, dies or there is a change in control at Heritage Bank on January 1, 2007, Mr. Feurt would be entitled to $51,640, payable in a lump sum after six months.

  Supplemental Retirement Agreement with Jeffrey C. Mortensen

        In January 2006, Heritage Bank entered into a supplemental retirement agreement with Jeffrey C. Mortensen that provides for the accrual of and payment of benefits upon retirement at age 65, early retirement, a change in control of Heritage Bank or Mr. Mortensen's disability or death. Mr. Mortensen vests 10% of plan benefits every year he is employed after January 1, 2009, and is fully vested after 10 years. If Mr. Mortensen terminates employment at age 65 for reasons other than death, he is entitled to a lump-sum payment of $203,187, or at his election, an annuity with a term acceptable to Mr. Mortensen can be purchased using all available accrued amounts under the agreement. If he retires after age 65, he continues to accrue annual benefits up to retirement. If Mr. Mortensen terminates employment before age 65 for any reason other than death, disability or a change in control, he is entitled to the benefits accrued as of the date of termination. If Mr. Mortensen terminates employment due to disability prior to age 65, he is entitled to the amount accrued on the date of determination of full or partial disability. Upon a change in control of Heritage Bank, Mr. Mortensen is entitled to the amount of benefits accrued as of the date of the change in control in lieu of any other benefit under the agreement. If Mr. Mortensen dies while employed by Heritage Bank, his beneficiary will receive the accrued amount as of the date of his death. If Mr. Mortensen retires, becomes disabled, dies or there is a change in control at Heritage Bank on January 1, 2007, Mr. Mortensen is entitled to $8,391, payable in a lump sum after six months.

Regulatory Matters

        We have agreed to use our reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include approval of the Federal Reserve or a waiver from the application requirement. U.S. Bancorp and United have completed, or will complete, the filing of applications and notifications to obtain the required regulatory approvals and/or waivers therefrom.

        Federal Reserve Board.    The merger is subject to approval by the Federal Reserve Board pursuant to Section 3 of the Bank Holding Company Act of 1956, as amended. The Federal Reserve Board is prohibited from approving any transaction under the applicable statutes that (1) would result in a monopoly, (2) would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (3) may have the effect in any section of the United States of substantially lessening competition, tending to create a monopoly or resulting in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

        In addition, in reviewing a transaction under the applicable statutes, the Federal Reserve Board will consider the financial and managerial resources of the companies and their subsidiary banks and the convenience and needs of the communities to be served as well as the companies' effectiveness in combating money-laundering activities. In connection with its review, the Federal Reserve Board will provide an opportunity for public comment on the application for the merger.

        Under the Community Reinvestment Act of 1977, which we refer to as the CRA, the Federal Reserve Board must take into account the record of performance of each of U.S. Bancorp and United in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by each company and their subsidiaries. U.S. Bancorp's and United's subsidiary depository institutions that are subject to the CRA have CRA ratings of "Outstanding" or "Satisfactory" with the applicable federal regulator.

        Under Section 225.12(d)(2) of the Federal Reserve Board's regulations (12 C.F.R. 225.12(d)(2)), the prior approval of the Federal Reserve Board is not required in connection with the acquisition by a bank holding company of another bank holding company if the subsidiary banks of both bank holding companies are merged with each other simultaneously with the holding company acquisition. In addition, the bank to be acquired may not be operated by the acquiring bank holding company as a separate entity. The transaction must also satisfy certain other requirements, including that the bank merger require the prior approval of a federal supervisory agency under the Bank Merger Act. We believe that the transaction satisfies the requirements of Section 225.12(d)(2).

        Other Requisite Approvals, Notices and Consents.    An application is also being filed with the Office of the Comptroller of the Currency under the Bank Merger Act for permission to merge Heritage Bank, a Montana state chartered bank, into U.S. Bank National Association, a nationally banking association. Prior notices to, or approvals from, various state regulatory authorities will also be required in connection with the acquisition. All required notifications and/or applications are being made to the appropriate state and other regulatory authorities.

        We are not aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional government approvals or actions are required, those approvals or actions will be sought.

        Timing.    A transaction approved pursuant to the Bank Holding Company Act or the Bank Merger Act may not be completed until 30 days after approval is received, during which time the Antitrust Division of the U.S. Department of Justice may challenge the merger. The commencement of an antitrust action would stay the effectiveness of an approval unless a court specifically ordered otherwise. With the approval of the Federal Reserve Board or the Office of the Comptroller of the Currency, as applicable, and the concurrence of the Antitrust Division, the waiting period may be reduced to no less than 15 days.

        U.S. Bancorp and United believe that the merger does not raise significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals on a timely basis without the imposition of any condition that could reasonably be expected to have a material adverse effect on United or U.S. Bancorp. However, we cannot assure you that all of the regulatory approvals described above will be obtained, and, if obtained, we cannot assure you as to the date of any approvals or the absence of any litigation challenging such approvals. Likewise, we cannot assure you that the Antitrust Division, the FTC or any state attorney general will not attempt to challenge the merger on antitrust grounds, and, if such a challenge is made, we cannot assure you as to its result.

Material U.S. Federal Income Tax Consequences of the Merger

        The following is a summary of the material anticipated U.S. federal income tax consequences generally applicable to a U.S. Holder (as defined below) of United common stock with respect to the exchange of United common stock for U.S. Bancorp common stock pursuant to the merger. This discussion assumes that U.S. Holders hold their United common stock as capital assets within the meaning of section 1221 of the Code. This summary is based on the Code, administrative pronouncements, judicial decisions and Treasury Regulations, each as in effect as of the date of this proxy statement/prospectus. All of the foregoing are subject to change at any time, possibly with retroactive effect, and all are subject to differing interpretation. No advance ruling has been sought or obtained from the Internal Revenue Service (or the IRS), regarding the U.S. federal income tax consequences of the merger. As a result, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

        This summary does not address any tax consequences arising under U.S. federal tax laws other than U.S. federal income tax laws, nor does it address the laws of any state, local, foreign or other taxing jurisdiction. In addition, this summary does not address all aspects of U.S. federal income taxation that may apply to U.S. Holders of United common stock in light of their particular circumstances or U.S. Holders that are subject to special rules under the Code, such as holders of United common stock that are not U.S. Holders, holders that are partnerships or other pass-through entities (and persons holding their United common stock through a partnership or other pass-through entity), persons who acquired shares of United common stock as a result of the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, persons subject to the alternative minimum tax, tax-exempt organizations, expatriates and former long-term residents of the United States, financial institutions, broker-dealers, traders in securities that have elected to apply a mark-to-market method of accounting, insurance companies, persons having a "functional currency" other than the U.S. dollar and persons holding their United common stock as part of a straddle, hedging, constructive sale or conversion transaction.

        You are strongly urged to consult with your tax advisor with respect to the tax consequences to you of the merger in light of your own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in the United States federal or other tax laws.

        For purposes of this summary, a "U.S. Holder" is a beneficial owner of United common stock that is for U.S. federal income tax purposes:

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a United States citizen or resident alien;

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a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state therein or the District of Columbia;

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an estate, the income of which is subject to U.S. federal income taxation regardless of its source; and

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a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

        If a partnership (including any other entity treated as a partnership for U.S. federal income tax purposes) holds United common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such a partner should consult its tax advisor.

  The Merger

        The merger is intended to qualify as a reorganization under section 368(a) of the Code. It is a condition to the completion of the merger that each of U.S. Bancorp and United receive an opinion dated the closing date from Wachtell, Lipton, Rosen & Katz and Lindquist & Vennum PLLP, respectively, dated as of the completion date of the merger and rendered on the basis of facts, representations and assumptions set forth or referred to in the opinion, all of which are consistent with the facts existing as of the effective time of the merger, to the effect that the merger will qualify as a reorganization within the meaning of section 368(a) of the Code. These opinions will be based in part on representation letters provided by United and U.S. Bancorp and on customary factual assumptions. If any of the facts, representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the tax consequences of the merger could be adversely affected, the opinions and this summary may not accurately describe the U.S. federal income tax treatment of the merger, and the tax consequences of the merger to U.S. Holders may be materially different from those described in this summary.

        Assuming the merger qualifies as a reorganization within the meaning of section 368(a) of the Code, United and U.S. Bancorp will not recognize any gain or loss for U.S. federal income tax purposes as a result of the merger, and the U.S. federal income tax consequences of the merger to U.S. Holders of United common stock will be, in general, as follows:

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a U.S. Holder that receives U.S. Bancorp common stock in exchange for its shares of United common stock in the merger will not recognize gain or loss on the exchange, except with respect to cash received instead of a fractional share interest in U.S. Bancorp common stock;

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the aggregate tax basis of the shares of U.S. Bancorp common stock received in the merger (including any fractional shares deemed received and redeemed for cash as described below) will be equal to the aggregate tax basis in the shares of United common stock surrendered in exchange for the U.S. Bancorp common stock; and

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an exchanging U.S. Holder's holding period in the U.S. Bancorp common stock received in the merger (including any fractional shares deemed received and redeemed for cash as described below) will include the holding period of the United common stock surrendered in exchange for U.S. Bancorp common stock.

  Cash Instead of Fractional Shares

        A U.S. Holder that receives cash instead of a fractional share will be treated as if such U.S. Holder had received a fractional share of U.S. Bancorp common stock and then exchanged such fractional share for cash in a redemption by U.S. Bancorp. Assuming that the deemed redemption of a fractional share of U.S. Bancorp common stock is treated as a sale or exchange, and not as a dividend, a U.S. Holder will generally recognize capital gain or loss on such deemed redemption of the fractional share in an amount equal to the difference between the amount of cash received instead of the fractional share and the U.S. Holder's tax basis in the fractional share of U.S. Bancorp common stock. Such capital gain or loss will be long-term capital gain or loss if the United common stock exchanged was held for more than one year at the effective time of the merger.

  Special Dividend

        Subject to the limitations and qualifications described herein, if a special dividend is paid by United, we expect that it should qualify as a distribution within the meaning of Section 301 of the Code.

        Assuming the IRS respects this characterization, a special dividend paid by United will be treated as a dividend for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of United. To the extent that the amount of a special dividend exceeds United's current and accumulated earnings and profits, the excess will first be treated as a tax-free return of capital to the extent of the adjusted basis in the U.S. Holder's common stock (and will reduce such adjusted basis) and thereafter will be treated as capital gain from the sale or exchange of the United common stock. A U.S. Holder who is an individual and who meets applicable holding period requirements under the Code for "qualified dividend income" would generally be taxed on the portion of the special dividend that is treated as a dividend at a maximum federal income tax rate of 15%. Corporate holders may be eligible for the dividends-received deduction, which is subject to certain limitations, with respect to that portion of the special dividend treated as a dividend.

        It is possible that the IRS could seek to treat the special dividend paid by United as additional merger consideration paid by U.S. Bancorp in exchange for a portion of a holder's shares of United common stock. To the extent the IRS were to prevail, a U.S. Holder of United common stock generally would recognize gain (but not loss) in an amount equal to the lesser of (1) the sum of the special dividend and the fair market value of the U.S. Bancorp common stock received, minus the adjusted tax basis of the United common stock surrendered and (2) the amount of the special dividend. Any such gain would be treated as capital gain unless the receipt of cash has the effect of the distribution of a dividend for U.S. federal income tax purposes, in which case the gain would be treated as a dividend to the extent of a U.S. Holder's ratable share of United's accumulated earnings and profits.

  Information Reporting and Backup Withholding

        A non-corporate U.S. Holder of United common stock may be subject to information reporting and backup withholding on any cash payments it receives instead of fractional share interests in U.S. Bancorp common stock and on the special dividend. Backup withholding will not apply, however, if such U.S. Holder (a) furnishes a correct taxpayer identification number and properly certifies that it is not subject to backup withholding (generally on a substitute Form W-9) and otherwise complies with the applicable requirements under the backup withholding rules or (b) otherwise establishes an exemption from backup withholding.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against the U.S. Holder's U.S. federal income tax liability, provided such U.S. Holder properly furnishes the required information to the IRS. U.S. Holders should consult their tax advisors as to their qualifications for an exemption from backup withholding and the procedure for establishing an exemption.

  Reporting Requirements

        A U.S. Holder that receives U.S. Bancorp common stock as a result of the merger will be required to retain records pertaining to the merger and will be required to file with its U.S. federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

Accounting Treatment

        The merger will be accounted for as a "purchase" by U.S. Bancorp of United, as that term is used under U.S. Generally Accepted Accounting Principles, which we refer to as GAAP, for accounting and financial reporting purposes. As a result, the historical financial statements of U.S. Bancorp will continue to be the historical financial statements of U.S. Bancorp following the completion of the merger. The assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of United as of the effective time of the merger will be recorded at their respective fair values and added to those of U.S. Bancorp. Any excess of purchase price over the net fair values of United assets and liabilities is recorded as goodwill (excess purchase price). Financial statements of U.S. Bancorp issued after the merger will reflect such fair values and will not be restated retroactively to reflect the historical financial position or results of operations of United. The results of operations of United will be included in the results of operations of U.S. Bancorp beginning on the effective date of the merger.

Board of Directors and Management of U.S. Bancorp Following Completion of the Merger

        The composition of U.S. Bancorp's board of directors and its senior management will not be changed as a result of the merger. Information about the current U.S. Bancorp directors and executive officers can be found in U.S. Bancorp's proxy statement filed with the Securities and Exchange Commission on March 22, 2006. See "Where You Can Find More Information" on page 150.

Exchange of Certificates in the Merger

        At or prior to the completion of the merger, U.S. Bancorp will cause to be deposited with the exchange agent certificates representing shares of U.S. Bancorp common stock for the benefit of the holders of certificates representing shares of United common stock and cash instead of any fractional shares that would otherwise be issued to United shareholders in the merger.

        Promptly after the completion of the merger, U.S. Bancorp will cause the exchange agent to send transmittal materials to each holder of a United stock certificate for use in exchanging United stock certificates for certificates representing shares of U.S. Bancorp common stock and cash instead of fractional shares, if applicable. The exchange agent will deliver certificates for U.S. Bancorp common stock and/or a check instead of any fractional shares of U.S. Bancorp common stock once it receives the properly completed transmittal materials together with certificates representing a holder's shares of United common stock.

        United stock certificates may be exchanged for U.S. Bancorp stock certificates with the exchange agent for up to six months after the completion of the merger. At the end of that period, any U.S. Bancorp stock certificates and cash will be returned to U.S. Bancorp. Any holders of United stock certificates who have not exchanged their certificates will be entitled to look only to U.S. Bancorp, and only as general creditors of U.S. Bancorp, for U.S. Bancorp stock certificates and any cash to be received instead of fractional shares of U.S. Bancorp common stock.

        If your United stock certificate has been lost, stolen or destroyed you may receive a U.S. Bancorp stock certificate upon the making of an affidavit of that fact. U.S. Bancorp may require you to post a bond in a reasonable amount as an indemnity against any claim that may be made against U.S. Bancorp with respect to the lost, stolen or destroyed United stock certificate.

        Neither U.S. Bancorp nor United, nor any other person, will be liable to any former holder of United common stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

Treatment of United Options

        Upon approval and adoption of the merger agreement by holders of a majority of shares of United common stock, United may, at its option, cause all outstanding options to acquire United common stock, whether or not vested or exercisable, to become fully vested and exercisable. At the completion of the merger, each outstanding and unexercised option to acquire shares of United common stock will be cancelled and converted into the right to receive a cash payment equal to the excess, if any, of the cash value at the closing of the merger of 0.6825 shares of U.S. Bancorp common stock over the exercise price of such stock option.

Fractional Shares

        U.S. Bancorp will not issue any fractional shares of U.S. Bancorp common stock. Instead, a United shareholder who would otherwise have received a fraction of a share of U.S. Bancorp common stock will receive an amount of cash equal to the fraction of a share of U.S. Bancorp common stock to which such holder would otherwise be entitled multiplied by the average closing sale price per share of U.S. Bancorp common stock on the five NYSE trading days immediately preceding date of completion of the merger.

Resales of U.S. Bancorp Stock by Affiliates

        Shareholders of United who may be deemed to be affiliates of U.S. Bancorp and United, as defined under Rule 145 under the Securities Act, generally may not sell their shares of U.S. Bancorp common stock acquired in the merger except pursuant to an effective registration statement under the Securities Act or an applicable exemption from the registration requirements of the Securities Act, including Rules 144 and 145 promulgated by the SEC under the Securities Act. Affiliates include directors, executive officers, and beneficial owners of 10% or more of any class of capital stock.

        United agreed in the merger agreement to deliver a letter of agreement from each person it reasonably believes to be an "affiliate" by which that person will agree, among other things, not to offer to sell, transfer or otherwise dispose of any of the shares of U.S. Bancorp common stock distributed to him or her pursuant to the merger except in compliance with Rule 144 and Rule 145 under the Securities Act, in a transaction that is otherwise exempt from the registration requirements of the Securities Act, or in an offering registered under the Securities Act. U.S. Bancorp may place restrictive legends on its common stock certificates that are issued to persons who are deemed to be affiliates under the Securities Act. This document does not cover any resales of U.S. Bancorp common stock received in the merger by any person who may be deemed an affiliate of U.S. Bancorp or United.

Public Trading Markets

        United common stock is reported on the Nasdaq Global Market under the symbol "UBMT." Upon completion of the merger, United common stock will be delisted from the Nasdaq Global Market and deregistered under the Securities Exchange Act of 1934, as amended. U.S. Bancorp common stock is listed on the New York Stock Exchange and trades under the symbol "USB."

        The shares of U.S. Bancorp common stock to be issued in connection with the merger will be freely transferable under the applicable securities laws, except for shares issued to any shareholder who may be deemed to be an affiliate of U.S. Bancorp or United, as discussed in "—Resales of United Stock by Affiliates."

Appraisal Rights

        Under Minnesota law, United shareholders are not entitled to appraisal rights in connection with the merger.

THE MERGER AGREEMENT

        The following describes material provisions of the merger agreement and support agreement, which are attached as Annex A and Annex B, respectively, to this document and which are incorporated by reference into this document. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and support agreement and not by this summary or any other information contained in this document. We urge you to read the merger agreement and support agreement carefully and in their entirety.

The Merger

        A wholly owned subsidiary of U.S. Bancorp created for purposes of the merger will merge with and into United. United will be the surviving corporation and will continue its corporate existence as a direct, wholly owned subsidiary of U.S. Bancorp, and the separate corporate existence of merger subsidiary will cease as of the completion of the merger. Upon the completion of the merger, each share of United common stock outstanding, other than shares of United common stock held by either U.S. Bancorp, United or merger subsidiary, will be automatically converted into the right to receive 0.6825 shares of U.S. Bancorp common stock. All shares of United common stock converted into shares of U.S. Bancorp common stock will automatically be cancelled and retired at the completion of the merger. In addition, any shares of United common stock held by either United, U.S. Bancorp or merger subsidiary will be cancelled and retired at the completion of the merger, and no merger consideration will be received for these shares.

Completion of the Merger

        Unless the parties agree otherwise and subject to the next sentence, the completion of the merger will take place at a time and place to be agreed by the parties, but no later than the fifth business day after all closing conditions have been satisfied or waived. In addition, U.S. Bancorp has the right, in its sole discretion, to set the date of completion of the merger to the last business day of, or the first business day of the month immediately following, the month in which all closing conditions have been satisfied or waived.

        The merger will be completed when U.S. Bancorp files articles of merger with the Secretary of State of the State of Minnesota, unless U.S. Bancorp and United agree to a later time for the completion of the merger and specify that time in the articles of merger. We currently expect to complete the merger in the first quarter of 2007, subject to receipt of required shareholder and regulatory approvals.

Conditions to Completion of the Merger

        United's and U.S. Bancorp's respective obligations to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

  •
  the approval and adoption of the merger agreement by the holders of a majority of the outstanding shares of United common stock;

  •
  receipt of governmental and regulatory approvals required to complete the merger;

  •
  receipt of all other notices, consents and waivers from third parties, except as would not reasonably be expected to have a material adverse effect on either of United or U.S. Bancorp;

  •
  the absence of any judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or any governmental entity or other legal restraint that prohibits, restrains or makes illegal the completion of the merger;

  •
  the effectiveness of the registration statement with respect to the U.S. Bancorp common stock to be issued in connection with the merger, the absence of any stop orders suspending the effectiveness of the registration statement or proceeding instituted by the SEC seeking the foregoing, and the receipt of all approvals required under state securities laws with respect to the merger;

  •
  the authorization for listing by the NYSE of the shares of U.S. Bancorp common stock to be issued to the holders of shares of United common stock upon completion of the merger, subject to official notice of issuance;

  •
  the truth and correctness of the other party's representations and warranties as of the date of the merger agreement and the date of the completion of the merger (with the exception of those representations and warranties that by their terms speak specifically as of the date of the merger agreement or some other date, which representations and warranties shall be true and correct as of such date), subject to the material adverse effect standard in the merger agreement;

  •
  the other party's due performance in all material respects of all the obligations required to be performed by it under the merger agreement; and

  •
  the receipt by each party from its legal advisor of a written legal opinion, dated as of the completion date of the merger, and rendered on the basis of facts, representations and assumptions set forth or referred to in such opinion, all of which are consistent with the facts existing as of the effective time of the merger, to the effect that the merger will qualify as a reorganization within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the "Code."

        U.S. Bancorp's obligation to complete the merger is subject to the following additional conditions:

  •
  the absence of any regulatory term or condition that could reasonably be expected to have a material adverse effect on the business, operations, financial condition or results of operations of United or U.S. Bancorp, in either case as measured on a scale relative to United; and

  •
  the continued employment of certain senior executives of United at the time the merger is completed, and the absence of any notice of termination from these executives prior to the completion of the merger.

No Solicitation

        United has agreed that it will not, and will cause its subsidiaries and United's and its subsidiaries' officers, directors, agents, representatives and affiliates not to:

  •
  solicit, initiate, encourage or take any action to facilitate any inquiries or proposals with respect to any "company takeover proposal" (as defined below); or

  •
  participate in any discussions or negotiations regarding any company takeover proposal, enter into any agreement regarding a company takeover proposal or that could reasonably be expected to lead to any company takeover proposal or make or authorize any public statement, recommendation, or solicitation in support of any company takeover proposal.

        However, prior to the special meeting of United shareholders, United may consider and participate in discussions and negotiations with respect to an unsolicited bona fide company takeover proposal, furnish information regarding United to a person proposing a company takeover proposal, and withdraw or modify its recommendation to its shareholders that they approve and adopt the merger agreement, but only if: (1) the United board of directors determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties (after taking into account any changes in the terms of the merger agreement that U.S. Bancorp may have proposed in its sole discretion); (2) the company takeover proposal did not result from any breach by United of its obligations under the merger agreement relating to non-solicitation; (3) United first enters into a confidentiality agreement with the party proposing the company takeover proposal on terms that are no less favorable to United than those of its confidentiality agreement with U.S. Bancorp; and (4) United provides prior written notice to U.S. Bancorp of its decision to take such action.

        United has also agreed:

  •
  to notify U.S. Bancorp promptly (and in any event within 24 hours) of any request for information relating to a company takeover proposal, or of any company takeover proposal, and to provide U.S. Bancorp with relevant information regarding the company takeover proposal or request, including a copy of such company takeover proposal or request;

  •
  to keep U.S. Bancorp fully informed, on a current basis, of the status, terms and details (including amendments or proposed amendments) of any such company takeover proposal;

  •
  to ensure that United's officers, directors, employees, agents and representatives are aware of and understand the restrictions on solicitation of company takeover proposals, and to be responsible for any breach by such persons of the solicitation restrictions in the merger agreement if United had knowledge of or consented to such breach; and

  •
  to cease immediately and cause to be terminated any existing discussions or negotiations with any persons regarding a company takeover proposal, and to use reasonable efforts to cause all persons other than U.S. Bancorp who have been furnished confidential information regarding United in connection with any discussions or negotiations regarding a company takeover proposal within the 12 months prior to the date of the merger agreement to return or destroy such information.

        As used in the merger agreement, "company takeover proposal" means a proposal or offer from any person (other than U.S. Bancorp or its affiliates) relating to:

  •
  any direct or indirect acquisition or purchase of (i) assets of United and its subsidiaries that generate 20% or more of the net revenues or net income, or that represent 20% or more of the total assets, of United and its subsidiaries, taken as a whole, or (ii) 20% or more of any class of equity securities of United;

  •
  any tender offer or exchange offer that if consummated would result in any person owning 20% or more of any class of equity securities of United; or

  •
  any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving United (or any one or more subsidiaries of United whose business constitutes, individually or taken together, 20% or more of the net revenues, net income or total assets of United and its subsidiaries, taken as a whole), other than the transactions contemplated by the merger agreement.

Termination

        The merger agreement may be terminated, and the merger abandoned, by either United or U.S. Bancorp at any time before the merger is completed if each of the boards of directors of United and U.S. Bancorp votes to do so. In addition, the merger agreement may be terminated, and the merger abandoned, by either United or U.S. Bancorp if:

  •
  any regulatory consent required to complete the merger is denied, and the denial is final and nonappealable, or any governmental entity issues a final and nonappealable order permanently enjoining or prohibiting the merger;

  •
  the merger has not been completed by June 30, 2007, unless the failure to complete the merger by such time is caused by a breach of the merger agreement by the terminating party;

  •
  the shareholders of United fail to approve and adopt the merger agreement at a duly convened special meeting; or

  •
  the other party breaches the merger agreement and that breach would cause the failure of the closing conditions described above, unless the breach is cured within 30 days of notice of the breach.

        In addition, U.S. Bancorp can terminate the merger agreement if the United board of directors fails to recommend to United shareholders the approval and adoption of the merger agreement, modifies or qualifies its recommendation in any manner adverse to U.S. Bancorp, recommends a company takeover proposal, or if United violates its non-solicitation obligation described above or its obligation to convene a meeting of its shareholders for the purpose of adopting the merger agreement.

        United may terminate the merger agreement if:

  •
  the average closing price of the U.S. Bancorp common stock for the five consecutive NYSE trading days prior to receipt of the last regulatory approval is less than $25.18, which is 75% of the U.S. Bancorp closing share price on November 3, 2006; and

  •
  (1) the number obtained by dividing the U.S. Bancorp average closing price determined as described in the first bullet by $33.57 is less than (2) the number obtained by (x) dividing the average daily closing value of the PHLX/KBW Bank Sector Index for the five consecutive NYSE trading days prior to the receipt of the last regulatory approval by $112.22 (the closing value of the index on November 3, 2006) and (y) subtracting 0.20.

        If United elects to exercise its right to terminate the agreement because of a decline in U.S. Bancorp's share price as set forth above, U.S. Bancorp may, at its option, adjust the exchange ratio to the lesser of the exchange ratio necessary to provide each common share of United with U.S. Bancorp common stock with a trading value of $25.18 at the time of the adjustment or the existing exchange ratio multiplied by the percentage decline in the PHLX/KBW Bank Sector Index divided by the percentage decline of the share price of U.S. Bancorp common stock. If U.S. Bancorp so adjusts the exchange ratio, United may not terminate the merger agreement on account of the decline in U.S. Bancorp's stock price.

Termination Fee

        If the merger agreement is terminated and abandoned, it will become void and there will be no liability on the part of U.S. Bancorp or United or their respective subsidiaries, directors or officers, except that designated provisions of the merger agreement will survive the termination, including provisions relating to the payment of a termination fee in the circumstances described below and confidential treatment of information.

        United must pay to U.S. Bancorp a termination fee of $2,800,000 in cash if the merger agreement is terminated:

  •
  by either United or U.S. Bancorp, in the event that shareholders of United fail to approve and adopt the merger agreement at a duly convened special meeting prior to which a bona fide company takeover proposal was made to United or its shareholders, and within 12 months of the termination of the merger agreement United enters into an agreement or letter of intent in connection with, or consummates, a company takeover proposal;

  •
  by U.S. Bancorp, in the event of a willful material breach by United that would cause a condition of U.S. Bancorp's obligation to close the merger not to be satisfied, which breach is not cured within 30 days of receiving notice from U.S. Bancorp;

  •
  by U.S. Bancorp, in the event that the United board of directors fails to recommend to shareholders the approval and adoption of the merger agreement, modifies or qualifies its recommendation in any manner adverse to U.S. Bancorp, recommends a company takeover proposal, or if United violates its non-solicitation obligation described above or its obligation to convene a meeting of its shareholders for the purpose of adopting the merger agreement; or

  •
  by either United or U.S. Bancorp, in the event the closing has not occurred by June 30, 2007 and the special meeting of shareholders of United to approve and adopt the merger did not occur, or by U.S. Bancorp, in the event of a material breach by United that would cause a condition of U.S. Bancorp's obligation to close the merger not to be satisfied and which is not cured within 30 days of receiving notice from U.S. Bancorp, in each case provided that: (a) at any time from November 6, 2006 to the date of termination of the merger agreement a company takeover proposal was communicated to the senior management or board of directors of United and (b) within 12 months of the date of termination of the merger agreement, United enters into an agreement or letter of intent in connection with, or consummates, a company takeover proposal.

        If United is obligated to pay the termination fee under the first or fourth bullet above, it must pay the fee at the earlier of the time it enters into an agreement or letter of intent with respect to the company takeover proposal or the time the company takeover proposal is consummated. If United is obligated to pay the termination fee under the second or third bullet above, it must pay the fee within two business days of termination of the merger agreement.

Dividends

        United has agreed that, until the merger is completed, it will not pay dividends other than regular quarterly cash dividends not in excess of $0.23 per share of United common stock, one cash dividend of $0.50 per share of United common stock and a possible further cash dividend relating to the documented achievement of the reduction of specified potential expenses of United related to the merger. United has also agreed to coordinate the declaration of dividends so that holders of shares of United common stock will not receive two quarterly dividends for any quarter with respect to their shares of United common stock and any shares of U.S. Bancorp common stock received in the merger. Payment of dividends by United to its shareholders are largely dependent on the amount of dividends received from its bank subsidiaries, which may be limited or restricted by banking regulations.

Transition

        United and U.S. Bancorp agreed to use their reasonable best efforts to facilitate the integration of United and its various subsidiaries with the businesses of U.S. Bancorp. United agreed to cause its employees and officers to use their reasonable best efforts to provide support, including support from its outside contractors, and to assist U.S. Bancorp in performing all tasks, including equipment installation, reasonably required to result in successful integration at the completion of the merger or such later date as may be determined by U.S. Bancorp.

        U.S. Bancorp and United agree to consult with each other with respect to their loan, litigation and real estate valuation policies and practices and United agreed to make such modifications or changes to its policies as U.S. Bancorp reasonably requests. U.S. Bancorp and United also agreed to consult with each other with respect to the character, amount and timing of restructuring charges to be taken by each of them in connection with the merger.

Other Covenants and Agreements

        United has undertaken customary covenants that place restrictions on it and its subsidiaries until the completion of the merger. In general, United has agreed to conduct its business in the usual, regular and ordinary course consistent with past practice, and use all commercially reasonable efforts to preserve intact its business organization, employees and advantageous business relationships (including retaining the services of key officers and employees). United further agreed that, except with U.S. Bancorp's prior written consent, United will not, among other things, undertake the following extraordinary actions:

  •
  make, declare or pay any dividends or other distribution on any shares of its capital stock, other than as described above under "Dividends";

  •
  adjust, split, combine, reclassify, purchase, redeem or otherwise acquire any of its capital stock;

  •
  issue any additional shares of capital stock or grant, award or authorize any stock options, restricted shares or other equity-based awards;

  •
  amend its articles of incorporation or bylaws;

  •
  acquire any business or assets except in the ordinary course of business consistent with past practice, open or close any banking or other offices or enter into any new line of business;

  •
  sell, lease, mortgage, encumber or otherwise dispose of any assets or properties other than securitizations or other transactions in the ordinary course of business consistent with past practice;

  •
  other than certain short-term borrowings incurred in the ordinary course of business consistent with past practice and for other agreed upon borrowings, incur any indebtedness for borrowed money or issue any debt securities or assume or otherwise become responsible for the obligations of any other person, or, other than in the ordinary course of business consistent with past practice, make any loans, advances or capital contributions to, or investments in, any other person;

  •
  change in any material respect its accounting methods, except as required by changes in GAAP or regulatory accounting principles or change any of its methods for reporting income or deductions for federal income tax purposes, except as required by change in law or regulation;

  •
  change in any material respects its investment or risk management policies;

  •
  make, change or revoke any tax election, file any amended tax return, enter into any tax closing agreement, settle or compromise any liability with respect to taxes (other than in amounts of $100,000 or less, in the aggregate), agree to any adjustment of any tax attribute, file a claim for a refund of taxes, or consent to any extension or waiver of the limitation period applicable in any tax claim or assessment;

  •
  other than in the ordinary course of business consistent with past practice, terminate, amend, waive, modify, create, enter into or fail fully to enforce any material contract or lease, or knowingly violate the terms of any material contract or lease;

  •
  incur any capital expenditures in excess of $50,000 individually or $200,000 in the aggregate, other than certain budgeted capital expenditures disclosed to U.S. Bancorp and other than pursuant to binding commitments and expenditures necessary to maintain existing assets in good repair or to pay applicable taxes, or enter into any agreement obligating United to spend more than $50,000 individually or $200,000 in the aggregate;

  •
  alter in any material respect any interest in any entity in which United holds any equity or ownership interest;

  •
  (1) grant any increase in compensation or benefits except in the ordinary course of business consistent with past practice and not to exceed 4% in the case of officers, or as required by the terms of plans or employment agreements existing on November 6, 2006; (2) increase any severance or termination pay; (3) establish, amend, or take any action to clarify any provision of any benefit plan or employment or employment-related agreement; (4) modify any United stock option; (5) make any discretionary contributions to any pension plan; (6) hire any new officer or director, or employee with annual compensation in excess of $60,000; (7) hire or promote any employee having a title of vice president or other more senior rank; or (8) accelerate the payment or vesting of any benefit;

  •
  make any new loans or modify the terms of existing loans to any person affiliated with United, other than on terms generally available to the public;

  •
  agree to any material modifications of existing agreements with any governmental entity;

  •
  pay or settle any claim other than claims that involve solely money damages in an amount not in excess of $50,000 individually or $200,000 in the aggregate;

  •
  incur deposit liabilities, other than deposit liabilities incurred in the ordinary course of business consistent with past practice that do not materially change the risk profile of United;

  •
  make any equity investment or commitment in real estate or any real estate development project other than in the ordinary course of business consistent with past practice;

  •
  originate (1) any loans except in accordance with existing lending policies, (2) residential mortgage loans in excess of $250,000, (3) 30-year residential mortgage loans whose material terms do not make them immediately available for sale in the secondary market, (4) unsecured consumer loans in excess of $10,000, (5) commercial business loans in excess of $500,000 or modifications or extensions thereof, or (6) commercial real estate first mortgage loans in excess of $500,000 or modifications or extensions thereof;

  •
  purchase or sell any loans or mortgage loan servicing rights other than in the ordinary course of business consistent with past practice;

  •
  issue any broadly distributed communication of a general nature to employees or customers, subject to certain exceptions;

  •
  create, renew, amend or permit to lapse or terminate any insurance policies;

  •
  knowingly take or fail to take any action that would reasonably be expected to result in any of the conditions to the merger not being satisfied;

  •
  knowingly take or cause to be taken any action or fail to take any action that, individually or in the aggregate, could reasonably be expected to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; and

  •
  authorize, or commit or agree to take any of the foregoing actions.

        U.S. Bancorp agrees that, except with United's prior written consent or required by applicable law or regulation, U.S. Bancorp will not, among other things, undertake the following extraordinary actions:

  •
  amend its certificate of incorporation or bylaws in any manner that would adversely affect the economic benefits of the merger to holders of United common stock, other than to issue preferred stock;

  •
  knowingly take or fail to take any action that would reasonably be expected to result in any of the conditions to the merger not being satisfied;

  •
  knowingly take or cause to be taken any action or fail to take any action that, individually or in the aggregate, could reasonably be expected to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; and

  •
  authorize, or commit or agree to take any of the foregoing actions or any other action that would be reasonably likely to prevent U.S. Bancorp from performing its obligations under the merger agreement in all material respects.

Representations and Warranties

        The merger agreement contains representations and warranties by each of United and U.S. Bancorp. Among others, United's representations and warranties to U.S. Bancorp cover the following:

  •
  corporate matters, including organization, standing and power;

  •
  capitalization;

  •
  subsidiaries;

  •
  authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

  •
  accuracy of public filings and financial statements and absence of liabilities not disclosed therein;

  •
  material contracts;

  •
  the absence of certain changes or events since December 31, 2005;

  •
  licenses and compliance with applicable laws;

  •
  derivative transactions;

  •
  investment securities and commodities;

  •
  administration of accounts;

  •
  litigation;

  •
  taxes;

  •
  employee benefits and labor matters;

  •
  environmental liability;

  •
  intellectual property;

  •
  insurance matters;

  •
  the accuracy of information supplied for inclusion in this document;

  •
  transactions with affiliates;

  •
  the fact that the approval of holders of a majority of the shares of United common stock entitled to vote for the approval and adoption of the merger agreement is the only vote required of any holders of United capital stock with respect to the merger agreement;

  •
  the opinion of its financial advisor;

  •
  brokers; and

  •
  takeover laws.

        U.S. Bancorp's representations and warranties to United cover the following:

  •
  corporate matters, including organization, standing and power;

  •
  capitalization;

  •
  authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

  •
  accuracy of public filing, financial statements and absence of liabilities not disclosed therein;

  •
  the absence of certain changes or events since June 30, 2006;

  •
  licenses and compliance with applicable laws;

  •
  litigation;

  •
  the accuracy of information supplied for inclusion in this document;

  •
  brokers; and

  •
  the absence of any action having been taken by U.S. Bancorp that could reasonably be expected to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

        With the exception of specified representations relating to organization, standing and corporate power, subsidiaries, corporate authority, noncontravention, brokers and takeover laws that must be true and correct in all material respects, and representations relating to capitalization which must be true and correct in all respects except for insignificant differences, no representation will be deemed untrue or incorrect as a consequence of the existence or absence of any fact or event unless that fact or event, individually or taken together with all other facts or events, has had or is reasonably likely to have a material adverse effect on the company making the representation.

        The representations described above and included in the merger agreement were made for purposes of the merger agreement and are subject to qualifications and limitations agreed by the respective parties in connection with negotiating the terms of the merger agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts. This description of the representations and warranties, and their reproduction in the copy of the merger agreement attached to this document as Annex A, are included solely to provide investors with information regarding the terms of the merger agreement. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should only be read together with the information provided elsewhere in this document and in the documents incorporated by reference into this document, including the periodic and current reports and statements that U.S. Bancorp and United file with the SEC. See "Where You Can Find More Information" on page 150.

Employee Benefit Matters

        The merger agreement provides that, from and after completion of the merger, U.S. Bancorp will offer United employees coverage and participation under employee benefit plans that are comparable, on an aggregate basis, to the plans generally in effect for similarly situated employees of U.S. Bancorp and that continued coverage under United plans will satisfy this requirement. U.S. Bancorp will generally provide United employees with service credit for their services with United for purposes of eligibility, vesting and benefit accruals under the U.S. Bancorp benefit plans. Employees whose employment is terminated within one year following completion of the merger will be entitled to severance equal to one week's salary for each year of service, up to a maximum of 24 weeks. Terminated employees eligible for severance will be paid a lump sum subject to execution of a general release in favor of U.S. Bancorp and its subsidiaries.

Expenses and Fees

        In general, each party will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement. However, U.S. Bancorp will pay the fees and expenses incurred in connection with the preparation (including printing and filing) of this document.

Amendment or Waivers

        The merger agreement may be amended or modified, in accordance with applicable law, by written agreement of U.S. Bancorp and United, except that any amendment that would require the approval of either company's shareholders will not be made unless such required approval is first obtained. The provisions of the merger agreement may be waived by the party benefited by those provisions, except as would be prohibited under applicable law.

Support Agreement

        John M. Morrison, the largest shareholder of United, entered into a support agreement with United that provides, among other things, that the shares of United common stock that he beneficially owned as of November 6, 2006, in addition to any shares of United common stock that he acquires thereafter, which together represent in aggregate approximately 32.5% of the United common stock outstanding as of the record date, will be voted in favor of approval and adoption of the merger agreement at the United special meeting.

        In the support agreement, Mr. Morrison also agreed that he would not vote the shares subject to the support agreement in favor of any other merger or acquisition transaction other than the transaction with U.S. Bancorp and that he would not sell or transfer the shares subject to the support agreement. Mr. Morrison also agreed not to solicit directly or indirectly any proposals or inquiries for an acquisition transaction with United or its subsidiaries other than the transaction with U.S. Bancorp.

        A copy of the support agreement is attached as Annex B of this document. Shareholders are urged to read the support agreement in its entirety.

INFORMATION ABOUT UNITED

Business

        United is a bank holding company headquartered in Great Falls, Montana, with operations in 14 locations in 12 Montana communities. United was organized as a Minnesota corporation in 1996. United's banking business in Montana is conducted through its wholly owned subsidiary, Heritage Bank, a Montana corporation established in 1923. United had assets of approximately $389.5 million, deposits of approximately $303.7 million and stockholders' equity of approximately $32.0 million at December 31, 2005.

        Heritage Bank is a state-chartered commercial bank with locations in Billings, Bozeman, Chester, Fort Benton, Glendive, Great Falls (three locations), Hamilton, Havre, Kalispell, Missoula, Libby and Shelby, Montana. Heritage Bank is engaged in the community banking business of attracting deposits from the general public through its branches and using those deposits, together with other available funds, to originate commercial (including lease financing), commercial real estate, residential, agricultural and consumer loans primarily in its market areas in Montana. Heritage Bank's banking business is concentrated in the Great Falls area through its two full service branches and one separate drive-up location. Based on total assets, 49% of United's assets are located at Heritage Bank's Great Falls locations. Heritage Bank also invests in mortgage-backed securities, U.S. Treasury obligations, other U.S. Government agency obligations and other interest-earning assets.

        Heritage Bank's financial condition and results of operations, and therefore the financial condition and results of operations of United, are dependent primarily on net interest income and fee income. Heritage Bank's financial condition and results of operations are also significantly influenced by local and national economic conditions, changes in market interest rates, governmental policies, tax laws and the actions of various regulatory agencies.

        United's principal offices are located at 120 First Avenue North, Great Falls, Montana 59401, and its telephone number is (406) 727-6106.

        United makes available all periodic and current reports, free of charge, on its web-site as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

Lending Activities

        General.    Lending activities are United's primary source of both interest income and fee income. United's interest income from loans receivable was approximately $19.7 million, $16.4 million and $15.9 million, or approximately 92%, 90% and 89% of total interest income, for the years ended December 31, 2005, 2004 and 2003, respectively. United's principal lending activity has been the origination of real estate loans, including conventional residential real estate loans (loans which are neither insured nor partially guaranteed by government agencies) and residential real estate loans insured by the Federal Housing Administration or partially guaranteed by the Veterans Administration. United also originates commercial and agricultural loans secured by real estate. In addition to loans secured by real estate, United's lending activity includes the origination of non-mortgage commercial, agricultural and consumer loans.

        The following table sets forth the composition of United's loans receivable at December 31, 2005, 2004, 2003, 2002 and 2001:

	December 31, 2005		December 31, 2004		December 31, 2003
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Loans secured by real estate:
1-4 residential	$42,541	13.5%	$43,391	16.2%	$37,401	16.2%
5 or more residential	3,108	1.0	3,012	1.1	3,150	1.4
Commercial	79,036	25.0	51,017	19.0	48,235	20.9
Construction	41,154	13.0	29,083	10.8	17,175	7.4
Agricultural	27,501	8.7	24,837	9.2	20,216	8.7

Total loans secured by real estate	193,340	61.2	151,340	56.3	126,177	54.6
Commercial loans	65,576	20.8	65,108	24.2	56,416	24.5
Agricultural loans	16,577	5.3	15,108	5.6	14,511	6.3
Consumer loans	40,255	12.7	37,163	13.9	33,830	14.6

Total loans receivable	315,748	100.0%	268,719	100.0%	230,934	100.0%

Less:
Allowance for loan losses	3,751		3,708		3,755

Net loans receivable	$311,997		$265,011		$227,179

	December 31, 2002		December 31, 2001
	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Loans secured by real estate:
1-4 residential	$34,288	16.0%	$35,863	16.5%
5 or more residential	4,693	2.2	5,010	2.3
Commercial	45,355	21.1	45,820	21.1
Construction	15,259	7.1	19,384	8.9
Agricultural	19,039	8.9	18,994	8.7

Total loans secured by real estate	118,634	55.3	125,071	57.5
Commercial loans	51,461	24.0	52,363	24.1
Agricultural loans	14,548	6.8	11,607	5.3
Consumer loans	29,820	13.9	28,442	13.1

Total loans receivable	214,463	100.0%	217,483	100.0%

Less:
Allowance for loan losses	3,113		2,794

Net loans receivable	$211,350		$214,689

        Residential (Non-Construction) Real Estate Lending.    Residential mortgage lending constitutes a significant portion of United's lending activities. United's residential loan originations are conducted by residential loan production officers in Heritage Bank's banking offices and its one loan production office. The majority of Heritage Bank's residential loan production is secured by properties located in Montana and are fixed-rate, long-term mortgage loans which are sold to the secondary market.

        Under Heritage Bank's residential lending policies, most loans originated conform to Government National Mortgage Association/Federal National Mortgage Association secondary mortgage market standards and are secured by residential property with an appraised value of not more than 80% (or 95% if private mortgage insurance is obtained) of the principal amount of the loan. In accordance with federal guidelines, an appraisal by an independent licensed or certified appraiser is required for residential loans in excess of $250,000. United generally also obtains appraisals or valuations on most residential loans under $250,000. The terms of Heritage Bank's conventional real estate loans provide that the loan can be prepaid without penalty and typically include a due-on-sale clause that provides for acceleration of indebtedness upon the sale or other disposition of secured property. Evidence of fire, casualty and hazard insurance with a mortgagee clause in favor of United is required prior to settlement of residential and commercial real estate loans. Title insurance is generally required on properties securing such loans.

        Most of Heritage Bank's residential loans are originated through personal contacts of loan officers, including contacts with local realtors, and through referrals from deposit customers. Although the majority of Heritage Bank's loans are fixed rate loan products that are subsequently sold on the secondary market, Heritage Bank does offer a variety of adjustable rate residential loans, some of which are sold on the secondary market and some of which are retained in its own portfolio. The interest rates on variable loans vary with the movement of the index upon which the interest rates are based. If the interest rates change, loan payments, balances or terms may be adjusted. Heritage Bank's primary indexes are the one, three and five-year constant maturity Treasury indexes. Most of the ARMs currently originated by Heritage Bank have loan terms of 15 to 30 years with rate adjustments generally every one, three or five years during the term of the loan. Generally, interest rate adjustments on Heritage Bank's ARMs are limited to changes of 2.5%-3.25% per year and 6%-10% for the life of the loan. The average lives of these loans were 9.5 years at December 31, 2005.

        The majority of Heritage Bank's total production of long-term (15- to 30-year maturity) fixed rate residential loans is originated according to pre-arranged underwriting standards that result in immediate sale to the secondary market, primarily to mortgage bankers and pension funds. Heritage Bank sold long-term fixed-rate residential mortgage loans to the secondary market in aggregate amounts of approximately $170.9 million in 2005, $143.3 million in 2004 and $325.9 million in 2003. Heritage Bank also sells long-term fixed-rate loans that are refinances of existing portfolio loans or permanent financing of completed construction loans. These are sold to the secondary market or State of Montana housing agencies. The combination of both of these types of secondary market sales resulted in a gain on sale of loans totaling $3.2 million, $2.8 million and $5.0 million in 2005, 2004 and 2003, respectively. Components of the recognized gain include origination fees, service release fees or an amount capitalized for retained servicing rights, and premiums or discounts related to the sale. Heritage Bank retains a limited number of adjustable rate mortgages and fixed rate mortgage loans up to 15-year maturities for its own portfolio.

        Real Estate Construction Loans.    In addition to permanent real estate mortgage loans, Heritage Bank also provides interim financing for the construction of single-family and multi-unit dwellings, commercial real estate and improvements of real estate. Construction loans are generally made for periods of approximately nine months, with interest paid at periodic intervals. Such loans may be extended for several months due to adverse weather conditions or other justifiable delays in construction. Heritage Bank provides financing primarily for a limited number of registered contractors who have demonstrated an ability to complete projects in residential development and construction, have operated in Heritage Bank's lending area for a number of years and are deemed to be financially responsible. Heritage Bank also provides construction loans for customers who have made the decision to construct a new home for their personal use and in that case the Heritage Bank customer will choose their own contractor who is then approved by Heritage Bank. Heritage Bank requires that permanent financing is in place prior to entering into a construction loan for an individual customer.

        Commercial and Agricultural Real Estate Loans.    Heritage Bank engages in commercial real estate lending secured by both commercial and agricultural properties. Occasionally when making such loans, Heritage Bank participates in the U.S. Small Business Administration's program for guaranteed commercial real estate loans. Heritage Bank's loans on commercial and agricultural real estate are primarily first lien loans with 10- to 15-year maturities and adjustable interest rates based on U.S. Treasury indexes for one, three and five years.

        Non-Mortgage Commercial and Agricultural Lending.    In addition to real estate lending, Heritage Bank offers commercial and agricultural non-mortgage loans. Heritage Bank offers commercial lines of credit, equipment term loans, working capital loans and loans guaranteed by the Small Business Administration to its business customers. It also offers seasonal lines of credit and term equipment loans to its agricultural borrowers. Heritage Bank purchases, on a participation basis, loans originated outside its normal market areas. Participation loans are generally purchased from commercial banks and third party loan production offices. Generally, these purchased participations allow Heritage Bank to diversify its geographic risk and are purchased with a higher level of underwriting standards since a direct customer relationship does not exist. At December 31, 2005, Heritage Bank had $65.6 million of non-mortgage commercial loans in its loan portfolio, which included approximately $32.6 million of purchased participation loans located outside of Montana.

        Consumer Lending.    Heritage Bank's consumer loan portfolio includes home equity, home improvement, line of credit, auto, deposit account, dealer loans and credit card receivables. Heritage Bank has entered into agreements with certain local merchants to purchase qualifying conditional sales contracts. Heritage Bank requires fire, hazard and casualty insurance for loans secured by home equity and casualty insurance for loans secured by autos and recreational vehicles. Heritage Bank also maintains an underlying vendors single interest insurance policy to protect it in the event a loss is incurred to a non-insured customer vehicle.

Investment Activities

        The investment activities of United are designed to provide an investment alternative for funds not presently required to meet loan demand, assist in maximizing income, supply collateral to secure public funds and retail repurchase agreements, provide a means for balancing market and credit risks, and provide consistent income and market value throughout changing economic times.

        Interest income from investment activities was approximately $1.5 million, $1.6 million and $1.7 million, or approximately 6.9%, 8.8% and 9.6% of United's total interest income, for the years ended December 31, 2005, 2004 and 2003, respectively.

        United's portfolio consists primarily of obligations of the U.S. government and its agencies, mortgage-backed securities, municipal bonds and corporate bonds and equity securities. United's investment portfolio does not contain a concentration of investments in any one issuer in excess of 10% of its total investment portfolio, except for securities of the U.S. government and U.S. government agencies. All of United's investments are classified as available-for-sale.

        The following table sets forth the carrying values of United's investments at December 31, 2005, 2004 and 2003:

	December 31, 2005	December 31, 2004	December 31, 2003
	(Dollars in thousands)
U.S. government and federal agencies	$6,423	$4,029	$8,106
Mortgage-backed securities	27,856	34,446	31,574
Municipal bonds	587	474	1,899
Corporate bonds and equity securities	493	—	1,700

	$35,359	$38,949	$43,279

        During 2005, United received $11.4 million in mortgage-backed security principal payments and had $1.0 million of calls and maturities of investment securities. United sold $1.8 million of investment securities and mortgage-backed securities while purchasing $11.2 million in investment securities and mortgage-backed securities. United recorded an unrealized loss in market values of its investment portfolio of $0.5 million, and amortization of purchase premium of $0.1 million during the year. The unrealized loss is the result of the normal market fluctuations on bonds and mortgage-backed securities due to recent increases in interest rates.

        During 2004, United received $11.9 million in mortgage-backed security principal payments and had $7.1 million of calls and maturities of investment securities. Sales of investment securities and mortgage-backed securities were $3.5 million in 2004 and purchases totaled $18.5 million. United experienced a decrease in unrealized gain in market values of its investment portfolio of $0.4 million, from $0.5 million in 2003 to $0.1 million in 2004, before taxes.

Sources of Funds

        The primary sources of funds for United's lending and investment activities are deposits, repurchase agreements, Federal Home Loan Bank ("FHLB") borrowings, loan and mortgage-backed securities repayments, proceeds from loan sales, investment securities, interest payments and maturities, and net operating revenues.

        Deposit Activities.    Deposits are attracted from within United's market area through the offering of a broad selection of deposit instruments, including NOW accounts, money market accounts, regular savings accounts, certificates of deposit and retirement savings plans. Deposit account terms vary, according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of its deposit accounts, United considers current market interest rates, profitability to United, matching deposit and loan products offered by its competition and its customer preferences and concerns. United reviews its deposit mix and pricing on a regular basis.

        The following table sets forth the composition of United's deposits at December 31, 2005, 2004 and 2003:

	December 31, 2005		December 31, 2004		December 31, 2003
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Type:
Non-interest bearing	$56,642	18.7%	$47,490	18.4%	$36,551	16.1%
Interest bearing:
NOW & money market accounts	33,914	11.2	35,974	13.9	33,300	14.6
Savings accounts	51,472	16.9	54,427	21.1	54,897	24.1
Time deposits	161,663	53.2	120,444	46.6	102,766	45.2

Total	$303,691	100.0%	$258,335	100.0%	$227,514	100.0%

        Scheduled maturities of certificates of deposit at December 31, 2005 are as follows:

(Dollars in thousands)
Due within one year	$112,778
Due within two to three years	39,519
Due within four to five years	9,072
Thereafter	294

Totals	$161,663

        Time deposits of $100,000 or more were approximately $40.4 million, $29.1 million and $24.0 million at December 31, 2005, 2004 and 2003, respectively. Amounts in excess of $100,000 are not insured by a federal agency.

        The maturity of time deposits of $100,000 or more at December 31, 2005 was as follows:

(Dollars in thousands)
Less than three months	$8,869
Three to six months	4,556
Six to twelve months	15,113
Greater than twelve months	11,892

Total	$40,430

        Early withdrawal from time deposits subjects the depositor to an early withdrawal penalty which is currently equal to six months of simple, nominal interest when the original maturity is longer than one year, three months of simple, nominal interest when original maturity is 92 days to one year, and all interest earned when original maturity is 91 days or less.

        Beginning in 2004, United began issuing brokered deposits. Brokered deposits are deposits obtained through a broker who engages in facilitating the placement of deposits with insured depository institutions for a third party. Heritage Bank's correspondent bank acts as custodian for these deposits. At December 31, 2005, such brokered deposits totaled $18.3 million.

        Although deposits are not solicited outside of Montana, historically, a small number of the Heritage Bank's depositors have resided outside Montana. As market demand generally dictates deposit maturities and rates, United intends to continue to offer those types of accounts that it believes have broad market appeal.

        Borrowings.    Heritage Bank relies to a significant extent on borrowings from the FHLB to finance its short-term, and increasingly its longer term, financing needs. The FHLB functions as the central reserve bank providing credit for commercial banks and certain other member financial institutions. Borrowings from the FHLB are available at various maturities, which facilitates the matching of asset and liability maturity dates.

        As a member of the FHLB, Heritage Bank is required to own capital stock in the FHLB and is authorized to apply for advances on the security of specified collateral. Advances are made pursuant to several different credit programs. Each credit program has its own interest rate and range of maturities. Heritage Bank's established available FHLB advance credit line for 2005 was 25% of assets. The FHLB is required to review its credit limitations and standards at least annually.

        For the years ended December 31, 2005, 2004 and 2003, FHLB borrowing information was as follows:

	2005	2004	2003
	(Dollars in thousands)
Average FHLB advances	$45.8	$42.5	$31.6
Maximum advances outstanding	59.7	60.6	36.0
Year-end advances outstanding	42.0	44.8	31.0
Weighted average interest rate	4.01%	3.41%	4.05%

        Securities Sold Under Agreements to Repurchase.    Heritage Bank generates funds through the sale of investment securities under agreements requiring their repurchase at a premium that represents interest. The securities underlying agreements to repurchase are for the same securities originally sold and are held in a custody account by a third party.

        For the years ended December 31, 2005, 2004 and 2003, securities sold under agreements to repurchase information was as follows:

	2005	2004	2003
	(Dollars in thousands)
Average balances	$6.1	$8.2	$9.2
Maximum balances outstanding	10.0	13.7	9.9
Year-end balances	4.2	7.5	7.9
Weighted average interest rate	2.68%	1.30%	1.54%

        Subordinated Debentures.    In July 2001, United issued junior subordinated debentures, aggregating $3.1 million to United Financial-Montana Capital Trust I. This trust issued preferred securities, as part of a pooled issue, with an aggregate liquidation amount of $3.0 million ($1,000 per capital security) to third-party investors. The junior subordinated debentures and cash are the sole assets of the trust. The preferred securities are includable as Tier I capital for regulatory capital purposes. The junior subordinated debentures and the preferred securities pay interest and dividends, respectively, on a semi-annual basis, which are included in interest expense. The variable interest rate resets on January 25 and July 25 of each year, based upon six-month LIBOR plus 3.75%. The interest rate reset on July 25, 2006 was 9.30%. The junior subordinated debentures and preferred securities will mature on July 25, 2031. The junior subordinated debentures and preferred securities can be redeemed contemporaneously, in whole or in part, after five years at decreasing premiums with the permission of the Board of Governors of the Federal Reserve System (the "Federal Reserve"). United has provided a full and unconditional guarantee of the obligations of the trust in the event of the occurrence of an event of default, as defined.

Market Area

        Great Falls, the county seat of Cascade County and a regional trade center, is among the largest cities in Montana. The estimated 2005 Great Falls and Cascade County populations were approximately 57,000 and 80,000, respectively. The economy of Great Falls is largely based on agriculture, health care and Department of Defense activities. Malmstrom Air Force Base, which employs approximately 4,000 people, is the largest employer in Great Falls and Cascade County. Any significant reduction in size or closure of Malmstrom Air Force Base would likely adversely affect United and its results of operations and financial condition. Malmstrom Air Force Base is home to 200 of the nation's 500 land-based intercontinental ballistic missiles.

        The economies of Chester, Fort Benton, Glendive, Havre and Shelby, Montana are dependent to a large extent on agricultural, livestock and railroad activities. Areas such as Bozeman, Great Falls, Hamilton, Kalispell, Libby and Missoula are supported in part by tourism, higher education and natural resources. Agriculture and natural resources are among the predominant activities in the State of Montana, and any adverse trends in either of these two industries could adversely affect United and its results of operations and financial condition.

Competition

        Heritage Bank, like other depository institutions, is operating in a rapidly changing environment and, therefore, faces considerable competition in the attraction of deposits and the origination of loans. Historically, the most direct competition for deposits has come from savings banks, credit unions and commercial banks. According to a recent market share report prepared by the FHLB, there are approximately 155 commercial bank branch locations, 38 credit union branch locations and eight savings bank branch locations in Heritage Bank's Montana market areas. In addition to these entities, United estimates there are approximately 35 mortgage companies directly competing with its real estate originators in the Montana market area. Non-depository financial service organizations, primarily in the securities and insurance industries, have also become competitors for retail savings and investment funds. Heritage Bank's deposit programs compete with money market mutual funds, government securities and other investment alternatives. Heritage Bank competes for deposits by offering a variety of deposit accounts at interest rates based upon market conditions, convenient business hours, quality service and convenient branch locations.

Employees

        At October 31, 2006, Heritage Bank employed 126 full-time employees and 18 part-time employees. Heritage Bank maintains a comprehensive employee benefit program providing, among other benefits, hospitalization and major medical insurance, paid sick leave, disability, life insurance and 401K retirement plans. Heritage Bank's employees are not represented by any collective bargaining group. United, as a parent company, has no paid employees.

Executive Officers of United

        The following table sets forth information with respect to the executive officers of United. All executive officers are elected annually by the Board of Directors. There are no arrangements or understandings between individual officers and any other person pursuant to which he or she was elected as an officer.

Name	Age	Position Held
Kurt R. Weise	50	Chairman of United; Director and Vice President of Heritage Bank
Kevin P. Clark	51	Chief Executive Officer and Director of United; Director, President and Chief Executive Officer of Heritage Bank
Steve L. Feurt	51	President of United; Director, Executive Vice President and Senior Lending Officer of Heritage Bank
Paula J. Delaney	46	Chief Financial Officer of United; Director and Vice President of Heritage Bank

        Mr. Weise has served as Chairman of United since 2003. Mr. Weise has served as director of United since 1998, and director and Vice President of Heritage Bank since 1994. Mr. Weise also serves as President of Central Financial Services, a bank-consulting firm and President of Central Bancshares, Inc. Central Bancshares is the parent company of Central Bank, located in Stillwater, Minnesota. Central Bancshares and Central Financial Services are both wholly owned by United's largest shareholder. Central Financial Services provides various management services to United, including certain accounting and tax services, investment consulting, personnel consulting, asset liability management and regulatory consulting.

        Mr. Clark has served as Chief Executive Officer of United since June of 2005 and as director of United since 1998. Mr. Clark has served as director, President and Chief Executive Officer of Heritage Bank, since 1994.

        Mr. Feurt has served as President of United since June of 2005, and has served as Senior Vice President and Chief Credit Officer of United, and director and Executive Vice President and Senior Lending Officer of Heritage Bank, since 1998.

        Ms. Delaney has served as Chief Financial Officer of United since 2001, and as Vice President of Heritage Bank since 1998. Ms. Delaney has served on the Heritage Bank board since 2000. Previously, Ms. Delaney was employed in public accounting from 1984 to 1998, with Hamilton Misfeldt & Co. P.C., a Great Falls, Montana-based public accounting firm.

Supervision and Regulation

        United is a bank holding company which owns Heritage Bank, a Montana-state chartered commercial bank.

        Bank holding companies are subject to the general supervision and regulation by the Federal Reserve Bank. Under the Bank Holding Company Act of 1956, as amended, and Federal Reserve Bank regulations, a bank holding company may engage in banking, managing or controlling banks, furnishing or performing services for banks it controls and conducting activities that the Federal Reserve Bank has determined to be closely related to banking. Bank holding companies must also obtain the prior approval of the Federal Reserve Bank before acquiring 5% or more of the outstanding shares of another bank or bank holding company and must provide notice to, and in some situations obtain the prior approval of, the Federal Reserve Bank in connection with the acquisition of 5% or more of the outstanding shares of a company engaged in a "bank related" business.

        Under Federal Reserve Bank regulations, a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, it is the Federal Reserve Bank's policy that in serving as a source of strength to its subsidiary banks, a bank holding company should stand ready to use available resources to provide adequate capital to its subsidiary banks during periods of financial stress or adversity. A bank holding company's failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve Bank to be an unsafe and unsound practice or a violation of Federal Reserve Bank regulations, or both.

        Bank holding companies are subject to certain limitations on redemption of common stock or other equity securities. In addition, the Federal Reserve Bank has issued regulations setting minimum capital standards for bank holding companies. Depending on the capital classification of a bank holding company, it may be restricted from engaging in certain non-bank activities or from acquiring interests in additional banks or other depository institutions. As of September 30, 2006, United met the limitations on redemption of common stock and the minimum capital requirements issued by the Federal Reserve Bank. See also discussion below under Capital Adequacy regarding recent amendments to the Federal Reserve Bank Board's Small Bank Holding Company Policy Statement.

        Under the Bank Holding Company Act of 1956, as amended by the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act"), a bank holding company may acquire banks throughout the United States subject only to state or federal deposit caps and state minimum age requirements. Effective June 1, 1997, the Interstate Act authorized interstate branching by acquisition and consolidation in those states that had not opted out by that date. Montana had opted out of the interstate branching by acquisition and consolidation until October 1, 2001.

        The Gramm-Leach-Bliley Act of 1999 came into effect on March 11, 2000. The Gramm-Leach-Bliley Act of 1999 repeals the two affiliation provisions of the Glass-Steagall Act: Section 20, which restricted the affiliation of Federal Reserve member banks with firms "engaged principally" in specified securities activities; and Section 32, which restricts officer, director, or employee interlocks between a member bank and any company or person "primarily engaged" in specified securities activities. In addition, the Gramm-Leach-Bliley Act of 1999 contains provisions that expressly preempt any state law restricting the establishment of financial affiliation, primarily related to insurance. The general effect of the law is to establish a comprehensive framework to permit affiliation among commercial banks, insurance companies, securities firms, and other financial service providers by revising and expanding the bank holding company framework to permit a holding company system to engage in a full range of financial activities through a new entity known as a financial holding company. To date, United has not elected to become a financial holding company.

        Bank holding companies that elect to become a financial holding company may affiliate with securities firms and insurance companies and engage in other activities that are financial in nature or are incidental or complementary to activities that are financial in nature. "Financial in nature" activities include securities underwriting, dealing, and market making, sponsoring mutual funds and investment companies, insurance underwriting and agency, merchant banking, and activities that the Federal Reserve, in consultation with the Secretary of the Treasury, determines from time to time to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

        To the extent that the Gramm-Leach-Bliley Act of 1999 permits banks, securities firms, and insurance companies to affiliate, the financial services industry may experience further consolidation. The Gramm-Leach-Bliley Act of 1999 is intended to grant to community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis. Nevertheless, this legislation may increase the amount of competition from larger institutions and other types of companies with substantially greater resources and a wider variety of financial products than United currently offers.

        Under the Gramm-Leach-Bliley Act of 1999, federal banking regulators have adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. United has implemented procedures to comply with these rules and believes that compliance has not adversely affected its operations.

        United and its subsidiaries are deemed affiliates within the meaning of the Federal Reserve Act, and transactions between the affiliates are subject to certain restrictions. Accordingly, United and its respective subsidiaries must comply with Sections 23A and 23B of the Federal Reserve Act. Generally, these sections restrict "covered transactions" (i.e., loans, purchases of assets, guaranties and similar transactions) to a percentage of the depository institution's capital and surplus, require that such transactions be appropriately collateralized and require that such transactions be on terms as favorable to the depository institution as transactions with non-affiliates. Loans to insiders (officers, directors and 10% shareholders) of a depository institution are subject to Sections 22(g) and (h) of the Federal Reserve Act and regulations thereunder. Among other things, such loans must be made on terms substantially the same as loans to non-insiders.

        On October 26, 2001, President Bush signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism of 2001, which we refer to as the USA Patriot Act. Among other things, the USA Patriot Act (1) prohibits banks from providing correspondent accounts directly to foreign shell banks; (2) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals; (3) requires financial institutions to establish an anti-money-laundering compliance program; and (4) generally eliminates civil liability for persons who file suspicious activity reports. The Act also increased governmental powers to investigate terrorism, including expanded government access to account records. The Department of the Treasury is empowered to administer and make rules to implement the Act. While the USA Patriot Act may, to some degree, affect United's record-keeping and reporting expenses, United does not believe that the Act will have a material adverse effect on its business and operation. Management believes United is in compliance with the USA Patriot Act.

        Depository Institution Subsidiary—Heritage Bank.    As a Montana-chartered commercial bank, Heritage Bank is subject to regulation and supervision by the Montana Department of Commerce, Division of Banking and Financial Institutions and the FDIC. Heritage Bank's deposits are insured by the FDIC up to $100,000.

        The Montana statutes and regulations place limitations on the business and other activities of Heritage Bank which may be more restrictive than limitations applicable to depository institutions that are not state-chartered commercial banks. In particular, and among other limitations, the establishment and operation of new branch offices, is limited by, and subject to approval by, the Montana Department of Commerce, Division of Banking and Financial Institutions. In addition, state-chartered commercial banks are generally not authorized to make investments in the capital stock of any corporation, or to make other investments in equity securities or to engage in securities or insurance activities. A Montana bank may acquire shares of stock in an affiliate or subsidiary, the business activities of which are limited to those allowed by law for a bank. Some federally chartered depository institutions located in Montana may engage in such activities without regard to state law.

        By reason of FDIC insurance, Heritage Bank is an insured depository institution for purposes of certain federal laws and regulations. The federal laws that apply to depository institutions regulate, among other things, the scope of their businesses, their investments, the reserves against deposits, the timing and availability of deposited funds and certain aspects of their lending activities. These laws and regulations governing the depository institution activities have generally been promulgated to protect depositors and not to protect stockholders of such institutions or their holding companies. These laws and regulations are designed to ensure that appropriate action is taken to address concerns regarding the safe and sound operation of insured depository institutions and generally relate to internal control and information systems, loan documentation and credit underwriting, asset growth, management performance and earnings. If an insured depository institution fails to meet the applicable standards and regulatory requirements, an appropriate banking agency may require that the institution prepare and submit to the agency an acceptable plan for addressing the regulatory concern. If the plan submitted is deemed inadequate, or if the institution fails to submit or comply with the required plan, a banking agency may take further action with respect to the regulatory concerns, including institution of an enforcement action with respect to the institution.

        The Federal Deposit Insurance Corporation Improvement Act of 1991 required federal banking regulators to adopt regulations in a number of specific areas to insure depository institution safety and soundness, including internal controls, credit underwriting, asset growth, management compensation, asset quality and earnings performance. The Federal Deposit Insurance Corporation Improvement Act of 1991 also contains provisions intended to change independent auditing requirements, to restrict the activities of certain insured depository institutions, to change various consumer banking laws and to limit the ability of "under-capitalized banks" to borrow from the Federal Reserve Bank's discount window or to acquire brokered deposits. Heritage Bank is in compliance with applicable Federal Deposit Insurance Corporation Improvement Act of 1991 regulations as of October 31, 2006.

        The Financial Institution Reform, Recovery and Enforcement Act of 1989 significantly changed existing federal banking legislation and regulation, including significant increases in FDIC insurance premiums, separation of the FDIC insurance into two deposit insurance funds, authorizing bank holding companies to own savings associations, increasing the federal banking agencies' enforcement powers and increasing the civil and criminal penalties for violations of federal banking laws and regulations.

        Heritage Bank is subject to certain federal consumer laws, including the Community Reinvestment Act of 1977, as amended, which we refer to as the CRA, and other fair lending laws and regulations which impose nondiscriminatory lending requirements on insured depository institutions. In recent periods, federal regulatory agencies have sought a more rigorous enforcement of the CRA and other fair lending laws and regulations. A successful challenge to a depository institution's performance under the CRA and related fair lending laws and regulations could result in a variety of sanctions, including the required payment of damages and civil money penalties, prospective and retrospective injunctive relief and the imposition of restrictions on mergers and acquisitions or other activities of the depository institution or the holding companies controlling such depository institutions. Private parties may also have the ability to challenge an institution's performance under the fair lending laws in private class action litigation. Heritage Bank's most recent CRA exam in May of 2005 earned the Bank a satisfactory rating.

        Federal regulatory banking agencies have also established uniform capital requirements for all insured depository institutions. An insured depository institution that does not achieve and maintain required capital levels may be subject to supervisory action through the issuance of capital directives, cease and desist orders or other written orders or agreements with the appropriate federal banking agency. Failure of an insured depository institution to meet the required capital levels may also prohibit or limit the ability of a bank holding company controlling such institution to engage in merger and acquisition activities or other expansion activities. As of September 30, 2006, Heritage Bank met the "well capitalized" requirements issued by the applicable federal banking agency.

        Depository institutions generally depend upon the difference between the interest rate paid by them on deposits and other borrowings and the interest rate received on loans extended to customers and on investment securities. The interest rates are highly sensitive to many factors beyond the control of depository institutions, including general economic conditions in their primary market area and the broader economy. In addition to general economic conditions affecting business generally, depository institutions such as Heritage Bank are affected by federal government policies and actions of regulatory agencies. In particular, the Federal Reserve Bank through its various operations and powers may affect interest rates charged on loans or paid on deposits. Such changes in interest rates affect the growth and quality of depository institution loans, investments and deposits.

        Federal banking regulatory agencies may institute enforcement actions against depository institutions, their parent holding companies and other institution-affiliated parties with respect to violations of any federal law or regulation. Enforcement actions may include the appointment of a conservator or receiver, the issuance of cease and desist orders or other formal action, termination of insurance of deposits and the imposition of civil money penalties. Heritage Bank is currently not subject to any such enforcement actions.

        From time to time, various types of federal and state legislation have been proposed that would result in additional regulation of, or restrictions on, the business of depository institutions. It cannot be predicted whether such legislation will be adopted or how such legislation would affect the business of Heritage Bank.

        Deposit Insurance and FDIC Regulation.    Heritage Bank is a member of the Savings Association Insurance Fund ("SAIF"), and the Bank Insurance Fund ("BIF"), both administered by the FDIC. Section 5(d) of the Federal Deposit Insurance Act ("FDI Act"), known as the Oakar Amendment, permits merger transactions between SAIF- and BIF-member institutions resulting in an institution with deposits that are proportionally insured by both SAIF and BIF.

        Savings deposits are insured up to the applicable limits (generally $100,000 per insured depositor) by the FDIC. The FDIC is empowered to impose deposit insurance premiums, conduct examinations and require reporting by Heritage Bank. The FDIC may also prohibit Heritage Bank from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the FDIC. The FDIC can also initiate enforcement actions against Heritage Bank and may terminate the deposit insurance of Heritage Bank if it determines that Heritage Bank has engaged or is engaging in any unsafe or unsound practice, or are in an unsafe or unsound condition.

        For 2005, the FDIC assessment rate for Heritage Bank decreased each quarter from 1.44 basis points per $100 of insured deposits during the first quarter, to 1.34 basis points for the fourth quarter. As a result, Heritage Bank's 2005 FDIC deposit insurance premium was approximately $0.1 million. FDIC has published assessment rates for the second quarter of 2006, per $100 of insured deposits, of 1.24 basis points.

        State Lending Limits.    Heritage Bank is subject to a State of Montana lending limit of 20% of capital. The maximum aggregate amount of loans outstanding to a single borrower at Heritage Bank at September 30, 2006 was approximately $3.1 million. At September 30, 2006 Heritage Bank was in compliance with the State of Montana lending limit.

        Capital Adequacy.    FDIC emphasizes capital as a measure of performance and establishes a rigid regulatory scheme based almost entirely on capital levels. Banks are assigned to one of five capital categories depending on their total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. Banks which are deemed to be "undercapitalized" are subject to certain mandatory supervisory corrective actions. The five statutory capital categories established by FDIC are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Heritage Bank's capital position exceeded the minimum requirement for the "well capitalized" category as of September 30, 2006. FDIC also mandates that regulations be promulgated adding other risk-based capital requirements covering (a) concentrations of credit risk, (b) risks from nontraditional activities and (c) the capital impact of fair value adjustments associated with FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

        Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. If capital falls below minimum guideline levels, the holding company or bank may be denied approval to acquire or establish additional banks or nonbank businesses, to open new facilities, or to accept brokered deposits.

        The FDIC and Federal Reserve use risk-based capital guidelines for banks and bank holding companies. These are designed to make such capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The guidelines are minimums, and the Federal Reserve has noted that bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios well in excess of the minimum.

        The Board of Governors of the Federal Reserve System ("Board") is amending the asset size threshold and other criteria for determining whether a bank holding company ("BHC") qualifies for the Board's Small Bank Holding Company Policy Statement and an exemption from the Board's consolidated risk-based and leverage capital adequacy guidelines for BHC's. The Board is adopting this final rule to address the effects of inflation, industry consolidation, and normal asset growth of BHC's since the Board introduced its previous policy statement in 1980. The final rule increases the asset size threshold from $150 million to $500 million in consolidated assets for determining whether a BHC may qualify for the policy statement and an exemption from the capital guidelines; modifies the qualitative criteria used in determining whether a BHC that is under the asset size threshold nevertheless would not qualify for the policy statement or the exemption from the capital guidelines; and clarifies the treatment under the policy statement of subordinated debt associated with trust preferred securities.

        The risk-based guidelines apply on a consolidated basis to any BHC with consolidated assets of $500 million or more. The risk-based guidelines also apply on a consolidated basis to any BHC with consolidated assets of less than $500 million if the holding company (i) is engaged in significant nonbanking activities either directly or through a nonbank subsidiary; (ii) conducts significant off-balance sheet activities (including securitization and asset management or administration) either directly or through a nonbank subsidiary; or (iii) has a material amount of debt or equity securities outstanding (other than trust preferred securities) that are registered with the Securities and Exchange

Commission. The Federal Reserve may apply the risk-based guidelines at its discretion to any BHC, regardless of asset size, if such action is warranted for supervisory purposes.

        With current consolidated assets of approximately $418 million, it does not appear that United will be subject to the new risk-based guidelines as described above. United would, however, be subject to the small bank holding company rules in Part 225, Regulation Y of title 12 of the Code of Federal Regulations.

        Federal Home Loan Bank System.    Heritage Bank is a member of the FHLB of Seattle, Washington. Each FHLB serves as a reserve or central bank for its members within its assigned region, is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB system and makes loans (advances) to its members in accordance with the policies and the procedures established by the FHLB board of directors. All advances from the FHLB are required to be fully secured by sufficient collateral as is determined by the FHLB. Member banks are required to purchase and maintain FHLB stock in an amount equal to the greater of 1% of the unpaid principal of residential mortgage loans, and 5% of FHLB advances outstanding.

        Corporate Governance.    United regularly monitors developments in the area of corporate governance. The Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") established a number of new corporate governance standards and disclosure requirements. The Securities and Exchange Commission (the "SEC") has issued additional rules to implement the Sarbanes-Oxley Act. In addition, Nasdaq adopted changes to its corporate governance and listing standards. United has reviewed its governance policies and practices against the requirements of the Sarbanes-Oxley Act, related SEC rules and Nasdaq's listing standards. As a result, United has taken steps to implement those rules and listing standards. In particular, United continues to maintain the following:

  •
  A Nominating Committee and a Nominating Committee Charter;

  •
  A code of Ethics and Business Conduct applicable to directors, officers and employees of the Company and of Heritage Bank;

  •
  An Audit Committee Charter;

  •
  A Compensation Committee Charter; and

  •
  A policy of holding regularly scheduled meetings of United's non-management directors, separate from management.

        United will be subject to the new Sarbanes-Oxley Act Section 404 requirements regarding internal control evaluation and reporting for the year ended December 31, 2007.

        United's Audit, Compensation and Nominating Committee charters can be obtained by visiting United's website and clicking on the Corporate Governance link on the home page www.ufcmontana.com, or by writing to: United Financial Corp., c/o Investor Relations, P.O. Box 2779, Great Falls, MT 59403.

Taxation

        General.    United files consolidated Federal and State of Montana income tax returns pursuant to a tax sharing agreement. Generally, with some exceptions, including Heritage Bank's reserve for bad debts discussed below, United is subject to Federal and state income taxes in the same manner as other corporations.

        The following discussion of tax matters is intended solely as a summary and does not purport to be a comprehensive description of all the tax rules applicable to United.

        Tax Bad Debt Reserves.    For taxable years beginning prior to January 1, 1996, savings institutions, which met certain definitional tests primarily relating to their assets and the nature of their business ("qualifying thrifts"), were permitted to establish a reserve for bad debts and to make annual additions thereto, which additions may, within specified formula limits, be deducted in arriving at their taxable income.

        Federal legislation repealed the reserve method of accounting for bad debt reserves for tax years beginning after December 31, 1995. As a result, savings associations could no longer calculate their deduction for bad debts using the percentage-of-taxable-income method. Instead, savings associations were required to compute their deduction based on actual charge-offs during the taxable year or, if the savings association or its controlled group had assets of less than $500 million, based on actual loss experience over a period of years. This legislation also required savings associations to recapture into income over a six-year period their post-1987 additions to their bad debt tax reserves, thereby generating additional current tax liability.

Property

        At December 31, 2005, United owned 13 of its 15 offices, including its headquarters and other property having an aggregated book value including land of approximately $7.1 million, and leased the remaining branches. Three locations are leased, including two building leases and one land lease. The following schedule provides property information for the United's locations as of December 31, 2005.

	Properties Leased	Properties Owned	Net Leasehold Improvements	Net Book Value Owned
	(Dollars in thousands)
Heritage Bank:
Great Falls (25,125 sq. ft.)	—	3	$—	$2,821
Billings (4,900 sq. ft.)	1	1	—	1,379
Bozeman (4,000 sq. ft.)	—	1	—	1,193
Missoula (3,600 sq. ft.)	—	1	—	762
Havre (2,400 sq. ft.)	—	1	—	246
Libby (1,250 sq. ft.)	—	1	—	149
Chester (1,800 sq. ft.)	—	1	—	142
Shelby (2,800 sq. ft.)	—	1	—	101
Fort Benton (5,000 sq. ft.)	—	1	—	99
Glendive (4,000 sq. ft.)	—	1	—	99
Geraldine (4,350 sq. ft.)	—	1	—	61
Kalispell (2,500 sq. ft.)	1	—	65	—
Hamilton (1,200 sq. ft.)	1	—	—	—

Total Montana locations	3	13	$65	$7,052

Legal Proceedings

        Although neither United nor Heritage Bank are involved in any material pending litigation as of September 30, 2006, Heritage Bank is a defendant in various legal proceedings arising in the normal course of business. In the opinion of management, the disposition of current litigation will not have a material effect on United's consolidated financial position, results of operations, or liquidity.

Market For United's Common Equity And Related Stockholder Matters And Issuer Purchases Of Equity Securities

Market Information

        United common stock is quoted on the Nasdaq National Market under the symbol "UBMT." The closing sale price per share of United common stock on November 24, 2006 was $23.04.

Shareholder Data

        As of November 17, 2006, there were approximately 200 owners of record of United common stock and an estimated 1,000 additional beneficial holders whose shares of United common stock were held in street name by brokerage houses.

Common Stock Market Prices

        The quarterly (high and low) sale prices for United's common stock on the Nasdaq National Market during the past two years were as follows. All prices have been adjusted for the effect of the June 2002 10% stock dividend, the June 2003 50% stock dividend, and the December 2005 25% stock dividend.

	2005		2004
	United Stock Price		United Stock Price
	High	Low	High	Low
First Quarter	$19.75	$18.88	$23.02	$19.84
Second Quarter	20.20	18.88	20.73	18.34
Third Quarter	20.16	19.12	19.54	17.94
Fourth Quarter	21.56	20.75	19.77	18.59

Dividend Payment History on United Common Stock

        United paid the following cash dividends for each of the four quarters of 2005 and 2004, adjusted for the 10% stock dividend in June 2002, the 50% stock dividend in June 2003 and the 25% stock dividend in December 2005:

	2005	2004
First Quarter	$.22	$.21
Second Quarter	.22	1.01
Third Quarter	23.22
Fourth Quarter	.23	.22

	$.90	$1.66

        The declaration and payment of future dividends by the United Board is dependent upon United's net income, financial condition, economic and market conditions, industry standards, certain regulatory and tax considerations and limitations and other conditions. No assurance can be given, or should be assumed, as to the amount, timing or frequency of future dividend payments.

Changes in and Disagreements with Accountants

        None.

UNITED UNAUDITED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2006

Unaudited Consolidated Condensed Statements Of Financial Condition

(Dollars in thousands, except per share data)

	(Unaudited) September 30, 2006	December 31, 2005
ASSETS
Cash and cash equivalents	$17,808	19,127
Securities available-for-sale	39,641	35,359
Restricted stock, at cost	4,228	4,228
Loans held for sale	7,899	3,902
Loans receivable, net	332,578	311,997
Accrued interest receivable	3,367	2,537
Premises and equipment, net	8,614	8,519
Goodwill	1,422	1,422
Other assets	2,514	2,456

	$418,071	389,547

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
Demand, NOW and money market demand accounts	$89,542	90,556
Savings deposits	49,135	51,472
Time deposits	172,439	161,663

	311,116	303,691
Federal Home Loan Bank advances	56,857	42,044
Securities sold under agreements to repurchase	8,608	4,248
Accrued interest payable	2,780	2,043
Subordinated debt owed to trust	3,093	3,093
Other liabilities	2,434	2,450

	384,888	357,569

Stockholders' equity:
Preferred stock, no par value; authorized 2,000,000 shares; no shares issued and outstanding	—	—
Common stock, no par value; authorized 8,000,000 shares; 3,075,820 and 3,071,158 shares issued and outstanding at September 30, 2006 and December 31, 2005, respectively	26,949	26,902
Paid in capital	108	64
Retained earnings	6,362	5,263
Accumulated other comprehensive loss, net	(236)	(251)

	33,183	31,978

	$418,071	389,547

Equity/Assets	7.94%	8.21
Book Value/Share	$10.79	10.41

See Notes to Consolidated Condensed Financial Statements.

United Unaudited Consolidated Condensed Statements Of Income

(In thousands, except per share data)

(Unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2006		2005	2006	2005
Interest income
Loans receivable		$6,254	5,096	17,615	13,953
Taxable investments		466	326	1,316	1,058
Nontaxable investments		5	4	14	13
Other interest earning assets		22	44	94	104

Total interest income		6,747	5,470	19,039	15,128
Interest expense
Deposits		2,253	1,438	6,197	3,483
Other borrowings		811	524	2,006	1,563

Total interest expense		3,064	1,962	8,203	5,046

Net interest income		3,683	3,508	10,836	10,082
Provision for loan losses		—	100	175	150

Net interest income after provision for loan losses		3,683	3,408	10,661	9,932
Non-interest income
Gain on sale of loans		1,005	1,107	2,583	2,602
Service charges and fees		311	362	898	952
Gain on sale of securities available-for-sale		—	1	—	1
Other		36	44	104	86

Total non-interest income		1,352	1,514	3,585	3,641
Non-interest expense
Compensation and benefits		1,900	1,880	5,525	5,208
Occupancy and equipment expense		387	371	1,127	1,086
Data processing fees		241	206	510	594
Other expenses		626	569	1,874	1,775

Total non-interest expense		3,154	3,026	9,036	8,663

Income before income taxes		1,881	1,896	5,210	4,910
Income taxes		726	719	1,990	1,860

Net income		$1,155	1,177	3,220	3,050

Basic earnings per share	$	..38	..38	1.05	..99
Diluted earnings per share		.37	.37	1.02	.97
Dividends declared per share		.23	.23	.69	.67
Weighted average shares outstanding—basic		3,075	3,064	3,073	3,058
Weighted average shares outstanding—diluted		3,145	3,149	3,147	3,145

See Notes to Consolidated Condensed Financial Statements.

United Unaudited Consolidated Condensed Statements Of Cash Flows

(In thousands)

(Unaudited)

	Nine Months Ended
	September 30, 2006	September 30, 2005
Cash flows from operating activities, before loans held for sale	$3,708	4,216
Mortgage loans originated and held for sale	(125,610)	(124,183)
Proceeds from sales of mortgage loans held for sale	121,613	119,559

Net cash from operating activities	(289)	(408)

Cash flows from investing activities
Net increase in loans receivable	(20,928)	(35,429)
Purchases of securities available-for-sale	(11,011)	(5,721)
Proceeds from maturities, pay downs and sales of securities available-for-sale	6,709	11,946
Purchases of premises and equipment	(561)	(630)
Proceeds from sale of real estate and other personal property owned	225	286

Net cash from investing activities	(25,566)	(29,548)

Cash flows from financing activities
Net increase in deposits	7,425	44,496
Proceeds from Federal Home Loan Bank advances	79,750	56,100
Payments on Federal Home Loan Bank advances	(64,938)	(66,537)
Net increase (decrease) in securities sold under agreements to repurchase	4,360	(2,643)
Dividends paid to stockholders	(2,121)	(2,056)
Proceeds from issuance of common stock	48	156
Excess tax benefit from exercise of stock options	12	—

Net cash from financing activities	24,536	29,516

Decrease in cash and cash equivalents	(1,319)	(440)
Cash and cash equivalents at beginning of year	19,127	19,187

Cash and cash equivalents at end of period	$17,808	18,747

Supplemental Cash Flow Disclosure
Cash payments for interest	$7,466	4,600
Cash payments for income taxes	2,082	1,667

Non Cash Investing and Financing Activities
Acquisition of other personal property in settlement of loans	$161	101

See Notes to Consolidated Condensed Financial Statements.

Notes To Unaudited Consolidated Condensed Financial Statements

(Unaudited)

General

        United Financial Corp. ("United," or the "Company") is a bank holding company headquartered in Great Falls, Montana, with operations in 14 locations in 13 Montana communities. United was organized as a Minnesota corporation in 1996. United conducts its banking business in Montana through its wholly owned subsidiary, Heritage Bank, a Montana corporation established in 1923.

        Heritage Bank is a state-chartered commercial bank with locations in Billings, Bozeman, Chester, Fort Benton, Glendive, Great Falls (three locations), Hamilton, Havre, Kalispell, Missoula, Libby and Shelby, Montana. Effective October 31, 2006, a location in Geraldine was closed and those operations merged into the Fort Benton location. Heritage Bank conducts its community banking business by soliciting deposits from the general public through its branches and using those deposits, together with other available funds, to originate commercial (including lease financing), commercial real estate, residential, agricultural and consumer loans primarily in its market areas in Montana. Heritage Bank's banking business is concentrated in the Great Falls area with 49% of United's total assets located at Heritage Bank's Great Falls locations. Heritage Bank also invests in mortgage-backed securities, U.S. Treasury obligations, other U.S. Government agency obligations and other interest-earning assets.

        Heritage Bank's financial condition and results of operations and therefore, its financial condition and results of operations, depend primarily on net interest income and fee income. Heritage Bank's financial condition and results of operations are also significantly influenced by local and national economic conditions, changes in market interest rates, governmental policies, tax laws and the actions of various regulatory agencies.

        United's principal offices are located at 120 First Avenue North, Great Falls, Montana 59401, and its telephone number is (406) 727-6106.

        United's periodic and current reports are available, free of charge, on its website as soon as reasonably practicable after United files or furnishes such material to the Securities and Exchange Commission ("SEC").

Basis of Presentation

        The accompanying consolidated condensed statement of financial condition as of December 31, 2005, which has been derived from audited financial statements, and the unaudited interim consolidated condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information and in accordance with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X of the Securities and Exchange Commission. Accordingly, United's consolidated condensed financial statements do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the accompanying unaudited consolidated condensed financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the consolidated financial condition, results of operations, and cash flows for the periods disclosed. United's operating results for the three and nine months ended September 30, 2006 are not necessarily indicative of the results that United anticipates for the year ending December 31, 2006. For additional information, you should refer to the consolidated audited financial statements and related footnotes included in United's Annual Report to Shareholders and Annual Report on Form 10-K for the year ended December 31, 2005. Certain reclassifications have been made to the September 30, 2005 financial information to conform to the September 30, 2006 presentation. These reclassifications did not affect previously reported net income or stockholders' equity.

Comprehensive Income

        Unrealized gains and losses on securities available-for-sale comprise United's only significant element of other comprehensive income.

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)
	2006	2005	2006	2005
Net income	$1,155	1,177	3,220	3,050
Unrealized and realized holding gains (losses) arising during period	346	(86)	15	(160)
Less: reclassification adjustment for gains included in net income, net of tax	—	1	—	1

Net unrealized gains (losses) on securities available for sale, net of tax	346	(85)	15	(159)

Total comprehensive income	$1,501	1,092	3,235	2,891

Computation Of Earnings Per Share

        Basic earnings per share ("EPS") is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is calculated by dividing net income by the weighted average number of common shares used to compute basic EPS plus the incremental amount of potential common stock determined by the treasury stock method. Potential common stock includes the incremental shares available for issuance under stock option plans.

        The following table sets forth the computation of basic and diluted earnings per share.

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands, except per share data)
	2006	2005	2006	2005
Weighted average shares outstanding during the period on which basic earnings per share is calculated	3,075	3,064	3,073	3,058
Add: incremental shares under stock option plans	70	85	74	87

Average outstanding shares on which diluted earnings per share is calculated	3,145	3,149	3,147	3,145

Net income applicable to common stockholders, basic and diluted	$1,155	1,177	3,220	3,050
Basic earnings per share	$.38	.38	1.05	.99
Diluted earnings per share	$.37	.37	1.02	.97

Related Parties

        Central Financial Services, Inc. ("CFS") provides various management services to United, including certain accounting and tax services, investment consulting, personnel consulting, asset-liability management and regulatory consulting. CFS is owned by United's largest shareholder and has been providing similar services to various banks and financial services organizations since December of 1988. CFS fees billed to United were approximately $0.1 million for the three month periods and $0.3 million for the nine-month periods ended September 30, 2006 and 2005, respectively. The fees are billed by CFS on an hourly basis for work performed by United's Chairman, United's largest shareholder, and four other CFS employees. United's Chairman does not receive direct compensation from United for these services. He is compensated for services as a director through director's fees of $400 per month, and for services as an officer of United through CFS. Through CFS, United's largest shareholder and Chairman earn annual salaries of $100,000 and $151,000, respectively.

        From time to time, Heritage Bank purchases loans from Central Bank, a Stillwater, Minnesota Bank and Timberline Bank in Grand Junction, Colorado. United's largest shareholder founded Central Bank in 1988, and United's Chairman is the Chairman of its Board. United's Chairman also serves on the Board of Directors of Timberline Bank. Balances of loan participations outstanding with Central Bank and Timberline Bank at September 30, 2006 were $3.2 million and $12.4 million, respectively.

        United expects such transactions to continue to occur in the future with both Central Bank and Timberline Bank. Such sales have in the past and will continue in the future to be made on the same terms as loan participations which are sold to nonaffiliated persons. United's largest shareholder and its Chairman serve on other bank boards as well. These banks, to date, have not had any loan participation activity with Heritage Bank.

Subsequent Events-Dividends Declared And Definitive Agreement Signed

        On October 24, 2006, United's Board of Directors declared a quarterly cash dividend of $.23 per share, payable December 1, 2006, to shareholders of record on November 17, 2006.

        On November 6, 2006, U.S. Bancorp and United Financial Corp. announced the signing of a definitive agreement for U.S. Bancorp to acquire United Financial Corp. This acquisition will nearly double the branch presence in Montana for U.S. Bancorp's lead bank, U.S. Bank National Association and give the bank a deposit base exceeding $1 billion. The agreement provides for a stock-for-stock merger in which 0.6825 shares of U.S. Bancorp will be exchanged for each common share of United. Based upon stock prices of both companies on November 3, 2006, this represents approximately $22.91 per share. Completion of the transaction, which is expected to occur in the first quarter of 2007, is contingent upon customary closing conditions, including regulatory approval and the approval of United's shareholders.

Stock-Based Compensation

        United has a stock-based employee compensation plan which is described more fully in footnotes included in United's Annual Report to Shareholders and Annual Report on Form 10-K for the year ended December 31, 2005. United adopted Statement of Financial Accounting Standards (SFAS) Number 123 (R), Share-Based Payment (SFAS No. 123 (R)), on January 1, 2006 using the modified prospective method. Under this method, awards that are granted, modified, or settled after December 31, 2005, are measured and accounted for in accordance with SFAS No. 123(R). Also under this method, expense is recognized for unvested awards that were granted prior to January 1, 2006, based upon the fair value determined at the grant date under SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123). Prior to adoption of SFAS No. 123 (R), United accounted for stock compensation under the intrinsic value method permitted by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25) and related interpretations. Accordingly, United previously recognized no compensation cost for employee stock options that were granted with an exercise price equal to the market value of the underlying common stock on the date of grant. United's accounting policy for recognizing compensation costs for awards with graded vesting is straight line over the vesting period.

        The following table illustrates the effect on net income and earnings per share if United had applied the fair value recognition provisions of SFAS No. 123 (R) in 2005.

(In thousands, except per share data) (Unaudited)	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2005
Net income: As reported	$1,177	3,050
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects(1)	(4)	(12)

Pro forma net income	$1,173	3,038

Earnings per share:
Basic—as reported	$.38	.99
Basic—pro forma	$.38	.99
Diluted—as reported	$.37	.97
Diluted—pro forma	$.37	.97

(1)
A Black-Scholes option pricing model was used to determine the fair value of the options granted.

        As a result of adopting SFAS 123 (R) on January 1, 2006, income before taxes and net income for the nine months ended September 30, 2006 are $31,677 and $29,173 lower, respectively, than if United had continued to account for share-based compensation under APB No. 25. Basic and diluted earnings per share for the nine months ended September 30, 2006 would have been $1.06 and $1.03, respectively, if United had not adopted SFAS 123 (R), compared to reported basic and diluted earnings per share of $1.05 and $1.02, respectively. Prior to adopting SFAS 123 (R), United presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Consolidated Statements of Cash Flows. SFAS 123 (R) requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The $11,962 excess tax benefit classified as a financing cash flow would have been classified as an operating cash inflow if United had not adopted SFAS 123 (R).

        Share-based compensation expense recognized for stock options was $31,677 for the nine months ended September 30, 2006. The total related income tax benefit recognized was $2,504 for the nine months ended September 30, 2006.

Stock Option Plan

        United has a stock-based employee compensation plan for directors and employees. Options have a term of ten years, are generally granted with an exercise price equal to the market value of United's stock at the date of grant, and generally vest over four years. At September 30, 2006, 54,856 shares of common stock were available for grant under the plan.

        The following table presents the activity related to options under the plan for the nine months ended September 30, 2006.

	Shares Actual	Weighted-Average Exercise Price	Weighted-Average Remaining Term (in years)	Aggregate Intrinsic Value
Options Outstanding at January 1, 2006	208,578	$11.99
Granted	—	—
Exercised	(4,662)	10.25
Forfeited or Expired	(3,932)	15.95

Outstanding at September 30, 2006	199,984	$11.96	5.80	$1,828,506

Exercisable at September 30, 2006	162,626	$10.12	5.80	$1,784,824

        No options were granted during the nine months ended September 30, 2006 and 2005. The total intrinsic value (amount by which the fair value of the underlying stock exceeds the exercise price of an option on exercise date) of options exercised during the nine months ended September 30, 2006 and 2005 was $54,142 and $176,856, respectively.

        Cash received from option exercises for the nine months ended September 30, 2006 and 2005 was $47,803 and $156,482, respectively. The amount of excess tax benefits received for these options exercised for the nine months ended September 30, 2006 and 2005 was $11,962 and $20,087, respectively.

        United issues new shares to satisfy option exercises.

        At September 30, 2006, there was $0.1 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3.5 years.

Critical Accounting Policies

        United has identified its most critical accounting policies to be those related to the allowance for loan losses, stock based compensation and accounting for securities available-for-sale. United's allowance for loan losses methodology incorporates a variety of risk considerations in establishing an allowance for loan losses that management believes is appropriate. Risk factors include historical loss experience, delinquency and charge-off trends, collateral values, an analysis of the current loan portfolio, and the level of non-performing and impaired loans. United also uses an internal loan risk grading system to evaluate potential losses of individual loans. Other factors include the future economic trends in United's markets and, in particular, the state of certain industries. Changes in any of the above factors could have a significant affect on the calculation of the allowance for loan losses in any given period. Therefore, management performs a full analysis on a quarterly basis to ensure that changes in estimated loan loss levels are reflected in the loan loss allowance on a timely basis.

        In December 2004, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 123 (R) (revised 2004), "Share-Based Payment." This Statement requires United to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. United recognizes that cost over the period during which an employee provides service in exchange for the award. See Note 7 above regarding the impact of implementing this statement.

        United has also identified its accounting method for securities available-for-sale to be a critical accounting policy. United carries securities available-for-sale at fair value and excludes unrealized gains and losses (net of related tax effects) from earnings, except when unrealized losses are determined to be other than temporary. United reports these unrealized gains and losses (net of related tax effects) as a separate component of stockholders' equity.

Recently Issued Accounting Standards

        In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No, 109 ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. This interpretation provides that the financial statement effects of a tax position shall initially be recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. This interpretation also may require additional disclosures related to tax position taken.

        The provisions of FIN 48 are effective as of the beginning of fiscal 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. United's management is currently evaluating the impact of adopting FIN 48 on United's financial statements but does not expect the adoption of this statement to be significant to the financial statements.

        In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets, an amendment of SFAS No. 140. This Statement amends SFAS No. 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This Statement permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value.

        The provisions of SFAS No. 156 are effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006, with the cumulative effect of the change in fair value recorded as an adjustment to the opening balance of retained earnings. United management is currently evaluating the impact of adopting SFAS No. 156 on United's financial statements but does not expect the impact of the change to be material.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements.

        The provisions of SFAS No. 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. United management is currently evaluating the impact of adopting SFAS No. 157 on United's financial statements but does not expect the impact of the change to be material.

        In September 2006, the FASB also issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans. SFAS No. 158 improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of the business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

        The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. United management is currently evaluating the impact of adopting SFAS No. 158 on United's financial statements but does not expect the impact of the change to be material.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Key Performance Indicators

	September 30, 2006	December 31, 2005
Capital ratios (Bank holding company):
Tier 1 leverage ratio	8.39%	8.71
Tier 1 risk-based capital ratio	9.84%	10.18
Total risk-based capital ratio	10.94%	11.26
Allowance for loan losses to loans	1.13%	1.19
Nonperforming loans to total loans	—	—
Book value per share	$10.79	10.41
(In Thousands)
Loans receivable and held for sale, gross	$344,373	319,650
Allowance for loan losses	$3,896	3,751
Nonperforming loans	$6	30
Total assets	$418,071	389,547
Total deposits	$311,116	303,691
Net loans to deposits	109.4%	104.0
	Three Months Ended		Nine Months Ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Net earnings:
Return on average assets	1.12%	1.24	1.06	1.12
Return on average common equity	14.26%	15.00	13.36	13.21
Net interest margin	3.84%	4.03	3.85	4.03
Earnings per share-basic	$.38	.38	1.05	.99
Earnings per share-diluted	$.37	.37	1.02	.97
Dividends per share	$.23	.23	.69	.67
Non Financial:
Full-time employees	125	127	125	127
New deposit accounts	1,403	2,073	4,563	4,672
Closed or reissued deposit accounts	1,180	1,131	3,434	3,042
Full service branches	14	13	14	13
ATM's	10	9	10	9

Material Changes In Financial Condition. Comparison Of September 30, 2006 To December 31, 2005

	Selected Financial Condition Data
	September 30, 2006	December 31, 2005	$ Change	% Change
	(In Thousands)
Cash and cash equivalents	$17,808	19,127	(1,319)	(6.9)
Securities available-for-sale	39,641	35,359	4,282	12.1
Restricted stock, at cost	4,228	4,228	—	—
Loans held for sale	7,899	3,902	3,997	102.4
Loans receivable, net	332,578	311,997	20,581	6.6
Premises and equipment, net	8,614	8,518	96	1.1
Goodwill	1,422	1,422	—	—
All other assets	5,881	4,994	887	17.8
Total assets	418,071	389,547	28,524	7.3
Deposits	311,116	303,691	7,425	2.4
Federal Home Loan Bank advances	56,857	42,044	14,813	35.2
Securities sold under agreements to repurchase	8,608	4,248	4,360	102.6
Subordinated debt	3,093	3,093	—	—
All other liabilities	5,214	4,493	722	16.0
Total liabilities	384,888	357,569	27,319	7.6
Stockholders' equity, net	33,183	31,978	1,205	3.8

        Total assets—Total assets increased $28.5 million to $418.1 million at September 30, 2006 from $389.6 million at December 31, 2005. Assets increased primarily because of a net increase in loans receivable and loans held for sale of approximately $24.6 million. Securities available-for-sale increased approximately $4.3 million. Other changes totaling $(.4) million are detailed in the table above.

        Securities available-for-sale—Securities available-for-sale increased $4.3 million to $39.6 million at September 30, 2006 from $35.4 million at December 31, 2005. The increase was the result of $11.0 million of purchases offset by $6.7 million of principal repayments and maturities. Unrealized losses on securities available-for-sale decreased $0.1 million, before income taxes, for the nine months ended September 30, 2006. United's portfolio consists primarily of agency and mortgage backed securities and is likely to remain as such.

        Loans Receivable—United summarizes loans receivable, net of unamortized net deferred loan fees, as of September 30, 2006 and December 31, 2005, in the following table:

	September 30, 2006	December 31, 2005
	(In thousands)
First mortgage loans and contracts secured by real estate	$138,637	114,303
Commercial real estate loans	76,924	79,036
Commercial loans	59,669	65,576
Agricultural loans	17,715	16,578
Consumer Loans	43,529	40,255

	336,474	315,748
Allowance for loan losses	(3,896)	(3,751)

	$332,578	311,997

        Allowance for loan losses for the periods indicated are:

	Nine Months Ended September 30, 2006	Year Ended December 31, 2005
	(In thousands)
Balance, beginning of period	$3,751	3,708
Provision for loan losses	175	230
Losses charged off	(49)	(217)
Recoveries	19	30

Balance, end of period	$3,896	3,751

        Loans Receivable and Loans Held for Sale—Net loans receivable increased by $20.6 million to $332.6 million at September 30, 2006 from $312.0 million at December 31, 2005. United attributes the increase primarily to growth in the real estate loan category. The increase includes a $24.3 million increase in first mortgage loans and contracts secured by real estate and a $3.3 million increase in consumer loans. These increases were offset by a $2.1 million decrease in commercial real estate loans and a $5.9 million decrease in commercial loans.

        Heritage Bank purchases and participates in commercial and lease financing loans. In the normal course of business, banks often purchase loans from other banks that would exceed the originating bank's lending limit. Heritage Bank had $29.3 million and $32.6 million of participation and purchased loans as of September 30, 2006 and December 31, 2005, respectively. The $29.3 million balance at September 30, 2006 includes $3.2 million of loan participation balances outstanding with Central Bank and $12.4 million of loan participation balances outstanding with Timberline Bank. The $32.6 million balance at December 31, 2005 includes loan participation balances outstanding with Central Bank of $3.5 million and $12.7 million of loan participation balances outstanding with Timberline Bank. Each of the loans purchased from Central Bank and Timberline Bank were loans that would have exceeded those banks' lending limits when originated. Heritage Bank has no participated loans sold as a result of legal lending limit issues.

        During the nine months ended September 30, 2006, loans held for sale increased $4.0 million to $7.9 million at September 30, 2006 from $3.9 million at December 31, 2005. United originated for sale $125.6 million of residential real estate loans, and United sold $121.6 million of residential real estate loans to the secondary market during the nine months ending September 30, 2006.

        Allowance for Loan Losses—The allowance for loan losses increased $0.1 million to $3.9 million at September 30, 2006 as compared to $3.8 million at December 31, 2005. Loan charge offs of $0.1 million for the nine months ended September 30, 2006, were offset by a $0.2 million provision for loan losses. United management believes the allowance for loan losses at September 30, 2006 was adequate given the low level of non-performing assets and management's assessment of loan risk. The allowance for loan losses to total loans receivable at September 30, 2006 was 1.13% as compared to 1.19% at December 31, 2005.

        The following table summarizes non-accrual, non-performing and classified asset balances at September 30, 2006 as compared to December 31, 2005.

	September 30, 2006		December 31, 2005
	Balance	% of Total Bank Assets	Balance	% of Total Bank Assets
	(In thousands)
Non-accrual loans	$6	—%	—	—
90 days past due and still accruing	—	—	.1	.02
Assets classified as loss	—	—	—	—
Assets classified as doubtful	—	—	—	—
Assets classified as substandard	.3	.06	.3	.1
Impaired	.3	.06	.3	.1

        Deposits—Deposits increased by $7.4 million to $311.1 million at September 30, 2006 from $303.7 million at December 31, 2005. The decrease in NOW and money market accounts and savings accounts from December 31, 2005 to September 30, 2006 reflect the normal volatility in these types of accounts. The increase in certificates of deposits primarily resulted from a combination of competitive rates on all deposit offerings, and Heritage Bank's commitment to community banking, both of which continue to attract depositors. Brokered deposits decreased $3.9 million to $14.4 million at September 30, 2006, from $18.3 million at December 31, 2005. Brokered deposits are deposits obtained through a broker who engages in facilitating the placement of deposits with insured depository institutions for a third party. The following table breaks down United's deposits, as of September 30, 2006 and December 31, 2005, by types and amounts.

	September 30, 2006		December 31, 2005
	(In thousands)
Demand accounts	$56,666	18.2%	56,642	18.7
NOW and money market accounts	32,875	10.6	33,914	11.2
Savings accounts	49,135	15.8	51,472	16.9
Certificate of deposits	172,440	55.4	161,663	53.2

	$311,116	100.0%	303,691	100.0

        Borrowed Funds—Federal Home Loan Bank advances increased $14.9 million from $42.0 million at December 31, 2005 to $56.9 million at September 30, 2006. The increase of $14.9 million consists of $79.8 million in advances and $64.9 million in repayments. Securities sold under agreements to repurchase increased $4.3 million to $8.6 million at September 30, 2006 from $4.3 million at December 31, 2005.

        Stockholders' Equity—Stockholders' equity totaled $33.2 million at September 30, 2006, up $1.2 million from $32.0 million at December 31, 2005. Stockholders' equity activity during the third quarter included $3.2 million of net income less cash dividends declared of $2.1 million. The remaining increase of $.1 million was a result of new stock issued under the stock option plan.

Material Changes In Results Of Operations—Comparison Of The Three Months Ended September 30, 2006 And September 30, 2005

	Selected Income Statement Data Three Months Ended September 30,
	2006	2005	$ Change	% Change
	(In Thousands)
Interest income	$6,747	5,470	1,277	23.3%
Interest expense	3,064	1,962	1,102	56.2

Net interest income	3,683	3,508	175	5.0
Provision for losses on loans	—	100	(100)	(100.0)

Net interest income after provision for losses on loans	3,683	3,408	275	8.0
Non-interest income	1,352	1,514	(162)	(10.7)
Non-interest expense	3,154	3,026	128	4.2

Income before income taxes	1,881	1,896	(15)	(.8)
Income taxes	726	719	7.9

Net income	$1,155	1,177	(22)	(1.9)

        Net Interest Income—Like most financial institutions, the most significant component of United's earnings is net interest income, which is the difference between the interest earned on interest-earning assets (loans, investment securities, mortgage-backed securities and other interest-earning assets), and the interest paid on deposits and borrowings. This amount, when divided by average interest-earning assets, is referred to as the net interest margin, expressed as a percentage. Net interest income and net interest margins are affected by changes in interest rates, the volume and the mix of interest-earning assets and interest-bearing liabilities, and the level of non-performing assets. The difference between the yield on interest-earning assets and the cost of interest-bearing liabilities expressed as a percentage is referred to as the net interest-rate spread. Net interest income increased $.2 million to $3.7 million for the three months ended September 30, 2006 from $3.5 million for the three months ended September 30, 2005. Net interest margin decreased .19% to 3.84% for the three months ended September 30, 2006 from 4.03% for the three months ended September 30, 2005. Net interest spread decreased .36% to 3.25% for the three months ended September 30, 2006 from 3.61% for the three months ended September 30, 2005.

        Interest Income—The $1.3 million increase reported above in interest income was attributable to loan interest income. Average balances of loans for the three months ended September 30, 2006 increased $34.8 million to $338.5 million as compared to average balances for the same period in 2005 of $303.7 million. Likewise, weighted average interest rates on loans have increased at September 30, 2006 to 7.39%, up .68% from 6.71% at September 30, 2005.

        Interest Expense—Interest expense increased $1.1 million to $3.1 million for the three months ended September 30, 2006 from $2.0 million for the three months ended September 30, 2005. The average balance of deposits increased $19.9 million for the three months ended September 30, 2006 to $258.4 million compared to $238.5 million the same period in 2005. Higher interest rates during the three months ended September 30, 2006 resulted in an increase in interest expense on deposits of $0.8 million during the three months ended September 30, 2006 compared to the same period in 2005. Average interest yields on deposits were 3.49% and 2.41% at September 30, 2006 and 2005, respectively.

        Non-interest Income—In addition to net interest income, United generates significant non-interest income from a range of retail banking services, including mortgage banking activities and service charges for deposit services. Non-interest income totaled $1.4 million for the three months ended September 30, 2006 and $1.5 million for the same period in 2005.

        Heritage Bank's loan demand has remained consistent in the residential real estate origination market, during the three months ended September 30, 2006 as compared to the same period in 2005, as mortgage interest rates remain stable. Gain on sale of loans decreased $0.1 million for the three months ending September 30, 2006 to $1.0 million from $1.1 million for the same period in 2005.

Material Changes In Results Of Operations-Comparison Of The Nine Months Ended September 30, 2006 And September 30, 2005

	Selected Income Statement Data Nine Months Ended September 30,
	2006	2005	$ Change	% Change
	(In thousands)
Interest income	$19,039	15,128	3,911	25.8
Interest expense	8,203	5,046	3,157	62.6

Net interest income	10,836	10,082	754	7.5
Provision for losses on loans	175	150	25	16.7

Net interest income after provision for losses on loans	10,661	9,932	729	7.3
Non-interest income	3,585	3,641	(56)	(1.5)
Non-interest expense	9,036	8,663	373	4.3

Income before income taxes	5,210	4,910	300	6.1
Income taxes	1,990	1,860	130	7.0

Net Income	$3,220	3,050	170	5.6

        Net Interest Income—Net interest income increased $0.7 million to $10.8 million for the nine months ended September 30, 2006 from $10.1 million for the nine months ended September 30, 2005. Net interest margin decreased .18% to 3.85% for the nine months ended September 30, 2006 from 4.03% for the same period in 2005. Net interest-rate spread decreased .35% to 3.30% for the nine months ended September 30, 2006 from 3.65% for the same period in 2005.

        Interest Income—The $3.9 million increase reported above in interest income was attributable to loan interest income. Average balances of loans for the nine months ended September 30, 2006 increased $42.0 million to $329.8 million as compared to average balances of $287.8 million for the same period in 2005. Likewise, weighted average interest rates on loans have increased at September 30, 2006 to 7.12%, up .66% from 6.46% at September 30, 2005.

        Interest Expense—Interest expense increased $3.2 million to $8.2 million for the nine months ended September 30, 2006 from $5.0 million for the nine months ended September 30, 2005. The average balance of deposits increased $34.9 million to $257.2 for the nine months ending September 30, 2006, compared to $222.3 million for the same period in 2005. The $0.4 million increase in interest on other borrowings included increases in both interest on FHLB advances and repurchase agreements. The average balance of FHLB advances decreased $2.9 million for the nine months ending September 30, 2006 to $46.9 million, compared to $49.8 million for the same period in 2005 and the weighted average rate for outstanding advances increased to 4.53% at September 30, 2006 from 3.57% at September 30, 2005. The average balance of repurchase agreements increased $2.6 million to $8.9 million for the nine months ended September 30, 2006 compared to $6.3 million for the same period in 2005. The weighted average rate for repurchase agreements increased to 3.26% at September 30, 2006 from 1.53% at September 30, 2005.

        Provision for Loan Losses—United provided $0.2 million for loan losses for the nine months ended September 30, 2006 and 2005, respectively. Provisions in 2006 were made to offset loan charge-offs.

        The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level which is considered adequate to absorb probable losses inherent in the loan portfolio in accordance with GAAP. Future additions to United's allowance for loan losses and any change in the related ratio of the allowance for loan losses to non-performing assets are dependent upon the performance and composition of United's loan portfolio, the economy, inflation, changes in real estate values and interest rates and the view of the regulatory authorities toward adequate reserve levels.

        Non-interest Income—Non-interest income was $3.6 million for both the nine months ended September 30, 2006 and 2005.

        Non-interest Expense—United's non-interest expense increased $0.3 million during the nine months ended September 30, 2006 as compared to the same period in 2005 to $9.0 million from $8.7 million, primarily due to increases in personnel costs.

Asset/Liability Management

        United's earnings depend to a large extent on the level of its "net interest income." Net interest income depends upon the difference (referred to as "interest rate spread") between the yield on United's loan and investment portfolios and interest-earning cash balances (referred to as "interest-earning assets"), and the rates paid on its deposits and borrowings (referred to as "interest-bearing liabilities"). The relative amounts of United's interest-earning assets and interest-bearing liabilities also affect net interest income. In recent years, United's interest-earning assets have exceeded interest-bearing liabilities. However, when interest-earning assets decrease as a result of non-accrual loans and investments in non-interest earning assets, net interest income and interest rate spread also decrease and any continued decrease in the level of interest-earning assets would generally result in a negative impact on earnings.

        One of United's management's primary objectives has been to structure the balance sheet to reduce United's vulnerability to changes in interest rates (referred to as "interest rate risk"). Commercial banking institutions can suffer from a mismatch in the term to maturity of their assets and liabilities, with mortgage loan assets tending to be of a much longer term than deposits, the primary liabilities of commercial banking institutions. In periods of rising interest rates, this mismatch can render commercial banking institutions vulnerable to increases in costs of funds (deposits and borrowings) that can outstrip increases in returns on longer-term fixed rate loans and investments, resulting in a reduction in interest rate spread and lower earnings.

        Management has employed several strategies to minimize the mismatch of asset and liability maturities. Heritage Bank sells the majority of newly-originated long-term (15 to 30-year maturity) fixed-rate mortgage loans to the secondary market. Heritage Bank sells these loans at their outstanding principal balance, which is the prearranged contract purchase price, and therefore, the amount recognized under the income statement caption "gain on sale of loans" represents fee income only. Heritage Bank promotes the origination and retention of loans providing for periodic interest rate adjustments, shorter terms to maturity or balloon provisions. Heritage Bank also emphasizes investment in adjustable rate or shorter-term mortgage-backed securities and other interest-earning investments. When maturities of loans increase, management generally offsets the increased interest rate risk with matching funds and maturities with Federal Home Loan Bank borrowings.

Liquidity And Capital Resources

        United's primary sources of funds are deposits, FHLB borrowings, repurchase agreements, proceeds from loan sales, and loan and mortgage-backed securities repayments. While maturities and scheduled amortization of loans and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by market interest rates, economic conditions and competition. In a period of declining interest rates, mortgage prepayments generally increase. As a result, United generally would invest these proceeds from mortgage prepayments in lower yielding loans or other investments which have the effect of reducing interest income. In a period of rising interest rates, mortgage prepayments would generally decrease and United generally would invest the proceeds from such prepayments in higher yielding loans or investments which would have the effect of increasing interest income.

        Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. If capital falls below minimum guideline levels, the holding company or bank may be denied approval to acquire or establish additional banks or nonbank businesses, to open new facilities, or to accept brokered deposits.

        The FDIC and Federal Reserve use risk-based capital guidelines for banks and bank holding companies. These are designed to make such capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The guidelines are minimums, and the Federal Reserve has noted that bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios well in excess of the minimum.

        The Board of Governors of the Federal Reserve System ("Board") has amended the asset size threshold and other criteria for determining whether a bank holding company ("BHC") qualifies for the Board's Small Bank Holding Company Policy Statement and an exemption from the Board's consolidated risk-based and leverage capital adequacy guidelines for BHC's. The Board has adopted this final rule to address the effects of inflation, industry consolidation, and normal asset growth of BHC's since the Board introduced its previous policy statement in 1980. The final rule increases the asset size threshold from $150 million to $500 million in consolidated assets for determining whether a BHC may qualify for the policy statement and an exemption from the capital guidelines; modifies the qualitative criteria used in determining whether a BHC that is under the asset size threshold nevertheless would not qualify for the policy statement or the exemption from the capital guidelines; and clarifies the treatment under the policy statement of subordinated debt associated with trust preferred securities.

        The risk-based guidelines apply on a consolidated basis to any BHC with consolidated assets of $500 million or more. The risk-based guidelines also apply on a consolidated basis to any BHC with consolidated assets of less than $500 million if the holding company (i) is engaged in significant nonbanking activities either directly or through a nonbank subsidiary; (ii) conducts significant off-balance sheet activities (including securitization and asset management or administration) either directly or through a nonbank subsidiary; or (iii) has a material amount of debt or equity securities outstanding (other than trust preferred securities) that are registered with the Securities and Exchange Commission. The Federal Reserve may apply the risk-based guidelines at its discretion to any BHC, regardless of asset size, if such action is warranted for supervisory purposes.

        With current consolidated assets of approximately $418 million, it does not appear that United will be subject to the new risk-based guidelines as described above. United would, however, be subject to the small bank holding company rules in Part 225, Regulation Y of title 12 of the Code of Federal Regulations.

        As a state-chartered commercial bank, quantitative requirements for capital adequacy for Heritage Bank include minimum amounts and ratios set forth in the table below to be considered well capitalized under the prompt corrective action provisions. As of September 30, 2006, Heritage Bank met all regulatory capital adequacy requirements to which it is subject.

Heritage Bank

	Actual		Minimum capital requirements to be well capitalized
	Amount	Ratio	Amount	Ratio
	(In thousands)
September 30, 2006:
Total risk-based capital	$36,881	10.40%	35,457	10.0
Tier I risk-based capital	32,985	9.30	21,274	6.0
Tier I leverage	32,985	7.97	20,699	5.0

Quantitative And Qualitative Disclosures About Market Risk

        Market Risk—Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates/prices such as interest rates, foreign currency exchange rates, commodity prices and equity prices. Since United's earnings depend on its level of interest rate spread, its primary market risk exposure is interest rate risk ("IRR").

        Interest Rate Risk—United has established a formal IRR policy, and Heritage Bank has an Asset/Liability Management Committee ("ALCO") and an Investment Committee, which meet at least quarterly to review and report on management's efforts to minimize IRR. United has employed several asset/liability management strategies to minimize United's exposure to IRR. These strategies include selling most newly-originated long-term fixed-rate mortgages, promoting the origination and retention of loans providing for periodic interest rate adjustments, shorter terms to maturity or balloon provisions, and investing in adjustable rate or shorter-term mortgage-backed securities and other interest-earning investments.

        The Asset/Liability Management Committee utilizes a detailed simulation model prepared by an institutional fund management service to quantify the estimated exposure of net interest income ("NII") to sustained interest rate changes. The model predicts the impact of changing interest rates on the interest income received and interest expense paid on assets and liabilities over a 12-month period. United compares this sensitivity analysis to ALCO policy limits which specify a maximum tolerance level for NII given a 200 basis point (bp) rise or decline in interest rates.

        The following table summarizes the sensitivity analysis for Heritage Bank as of June 30, 2006, the most recent information available. United management believes there has been no material change in interest rate risk since June 30, 2006. For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Heritage Bank Estimated increase (decrease) in net interest income:	Interest Rate Change +200 bp	Interest Rate Change -200 bp
0-90 days	$52,421	(108,559)
91-360 days	(113,337)	(136,629)
2 years	(215,268)	(354,700)
3 years	(207,875)	(671,288)

        The preceding sensitivity analysis does not represent a forecast and you should not rely upon the analysis as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions, including the nature and timing of interest rate levels including yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of assets and liability cash flows and other assumptions. Sensitivity analysis does not reflect actions that United might take in responding to or anticipating changes in interest rates.

UNITED AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors
United Financial Corp. and Subsidiaries
Great Falls, Montana

        We have audited the consolidated statements of financial condition of United Financial Corp. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Financial Corp. and Subsidiaries as of December 31, 2005 and 2004 and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ MCGLADREY & PULLEN, LLP

Sioux Falls, South Dakota
March 3, 2006

Independent Auditor's Report

Board of Directors and Stockholders
United Financial Corp. and Subsidiaries
Great Falls, Montana

        We have audited the accompanying consolidated statement of income of United Financial Corp and subsidiaries for the year ended December 31, 2003 and the related consolidated statements of stockholders' equity and comprehensive income, and cash flows, for the year ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of United Financial Corp and subsidiaries for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP
Spokane, Washington
February 20, 2004

United Consolidated Statements of Financial Condition

	December 31,
	2005	2004
Assets
Cash and cash equivalents	$19,126,528	19,187,177
Securities available-for-sale	35,358,861	38,949,170
Restricted stock, at cost	4,228,300	4,211,400
Loans held for sale	3,902,478	5,785,521
Loans receivable, net	311,996,555	265,010,993
Accrued interest receivable	2,536,867	1,937,338
Premises and equipment, net	8,518,570	8,471,062
Real estate and other personal property owned	70,774	293,125
Deferred tax asset, net	738,281	279,392
Goodwill	1,421,912	1,421,912
Other assets	1,648,022	1,592,702

	$389,547,148	347,139,792

Liabilities and Stockholders' Equity
Liabilities:
Non-interest bearing deposits	$56,641,508	47,489,541
Interest bearing deposits	247,049,557	210,844,643

Total deposits	303,691,065	258,334,184
Federal Home Loan Bank advances	42,044,355	44,794,355
Securities sold under agreements to repurchase	4,248,120	7,497,859
Income taxes payable	307,793	13,643
Accrued interest payable	2,042,888	1,189,449
Subordinated debt owed to trust	3,093,000	3,093,000
Accrued expenses and other liabilities	2,141,793	1,589,184

Total liabilities	357,569,014	316,511,674

Commitments and contingencies (Notes 4, 13 and 21)
Stockholders' equity:
Preferred stock, no par value; authorized 2,000,000 shares; no shares issued and outstanding	—	—
Common stock, no par value; authorized 8,000,000 shares; 3,071,158 and 3,045,748 shares issued at December 31, 2005 and 2004, respectively	26,901,546	26,649,795
Paid in capital	63,864	29,341
Retained earnings	5,263,346	3,871,256
Accumulated other comprehensive income (loss), net of taxes	(250,622)	77,726

Total stockholders' equity	31,978,134	30,628,118

	$389,547,148	347,139,792

See accompanying notes to consolidated financial statements.

United Consolidated Statements of Income

	Years ended December 31,
	2005	2004	2003
Interest income:
Loans receivable	$19,716,705	16,445,196	15,856,651
Taxable investments	1,427,837	1,551,514	1,574,538
Nontaxable investments	17,937	34,142	80,579
Other interest-earning assets	146,461	133,888	295,940

Total interest income	21,308,940	18,164,740	17,807,708

Interest expense:
Deposits	5,198,749	3,432,324	4,275,965
Federal Home Loan Bank advances	1,663,822	1,446,962	1,327,754
Securities sold under agreements to repurchase	99,435	112,032	189,260
Other borrowings	—	—	7,837
Subordinated debt owed to trust	215,207	161,166	153,541

Total interest expense	7,177,213	5,152,484	5,954,357

Net interest income	14,131,727	13,012,256	11,853,351
Provision for loan losses	230,000	70,000	778,300

Net interest income after provision for loan losses	13,901,727	12,942,256	11,075,051

Non-interest income:
Gain on sale of loans	3,163,310	2,803,889	4,970,369
Customer service charges	1,164,648	1,072,315	911,938
Loan servicing fees	110,250	101,977	93,197
Gain on sale of securities	989	242,007	17,587
Other	110,776	206,934	191,445

Total non-interest income	4,549,973	4,427,122	6,184,536

Non-interest expense:
Compensation and benefits	7,094,978	6,575,253	6,895,696
Occupancy and equipment	1,470,181	1,426,718	1,306,579
Data processing fees	785,546	753,169	708,518
Management fees	452,096	472,183	459,000
Marketing and business development	192,424	170,246	326,689
Telephone and postage	303,694	298,585	298,995
Legal and accounting	218,069	116,798	148,067
Other	1,269,959	1,275,970	1,348,254

Total non-interest expense	11,786,947	11,088,922	11,491,798

Income from continuing operations before income taxes	6,664,753	6,280,456	5,767,789
Income taxes	2,525,242	2,362,497	1,938,504

Income from continuing operations	4,139,511	3,917,959	3,829,285
Discontinued operations:
Income from operations, net of tax	—	—	176,587
Gain on disposal, net of tax	—	—	714,129

Income from discontinued operations	—	—	890,716
Net income	$4,139,511	3,917,959	4,720,001

Basic earnings per share
Continuing operations	$1.35	1.29	1.26
Discontinued operations	—	—	0.29

Net income	$1.35	1.29	1.55

Diluted earnings per share
Continuing operations	$1.32	1.25	1.22
Discontinued operations	—	—	0.28

Net income	$1.32	1.25	1.50

See accompanying notes to consolidated financial statements.

United Consolidated Statements of Stockholders' Equity and Comprehensive Income

Years ended December 31, 2005, 2004 and 2003

	Number of shares	Common stock	Paid in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balances at December 31, 2002	3,048,961	$27,166,756	—	2,476,481	832,491	30,475,728
Comprehensive income:
Net income		—	—	4,720,001	—	4,720,001
Decrease in net unrealized gain on securities available-for-sale, net of reclassification adjustment		—	—	—	(491,605)	(491,605)
Total comprehensive income						4,228,396
Issuance of 8,341 shares; employee stock options and stock awards	8,341	78,501	—	—	—	78,501
Dividends declared ($.72 per share)		—	—	(2,181,826)	—	(2,181,826)
Redemption of common stock (11,000 shares)	(11,000)	(220,110)	—	—	—	(220,110)

Balances at December 31, 2003	3,046,302	$27,025,147	—	5,014,656	340,886	32,380,689
Comprehensive income:
Net income		—	—	3,917,959	—	3,917,959
Decrease in net unrealized gain on securities available-for-sale, net of reclassification adjustment		—	—	—	(263,160)	(263,160)
Total comprehensive income						3,654,799
Tax benefit on exercise of stock options		—	29,341	—	—	29,341
Issuance of 30,071 shares; employee stock options	30,071	248,363	—	—	—	248,363
Dividends declared ($1.66 per share)		—	—	(5,061,359)	—	(5,061,359)
Redemption of common stock (30,625 shares)	(30,625)	(623,715)	—	—	—	(623,715)

Balances at December 31, 2004	3,045,748	$26,649,795	29,341	3,871,256	77,726	30,628,118
Comprehensive income:
Net income				4,139,511	—	4,139,511
Decrease in net unrealized gain on securities available-for-sale, net of reclassification adjustment		—	—	—	(328,348)	(328,348)
Total comprehensive income						3,811,163
Tax benefit on exercise of stock options		—	34,523	—	—	34,523
Issuance of 25,410 shares; employee stock options and stock awards	25,410	251,751	—	—	—	251,751
Dividends declared ($.90 per share)		—	—	(2,747,421)	—	(2,747,421)

Balances at December 31, 2005	3,071,158	$26,901,546	63,864	5,263,346	(250,622)	31,978,134

Disclosure of reclassification amount:	2005	2004	2003
Unrealized holding gains (losses) arising during the period	$(532,520)	(185,583)	(529,464)
Tax (expense) benefit	204,785	72,467	203,685

Net after tax	(327,735)	(113,116)	(325,779)

Realized gain from discontinued operations	—	—	(376,461)
Tax expense from discontinued operations	—	—	139,286
Less realized gain allocated to minority interest	—	—	82,253

	—	—	(154,922)
Reclassification adjustment for gains included in net income	(989)	(242,007)	(17,587)
Tax expense	376	91,963	6,683

Net after tax	(613)	(150,044)	(10,904)
Portion of unrealized gain allocated to minority interest	—	—	—

Net change in unrealized gain (loss) on availiable-for-sale securities	$(328,348)	(263,160)	(491,605)

See accompanying notes to consolidated financial statements.

United Consolidated Statements of Cash Flows

	Years ended December 31,
	2005	2004	2003
Cash flows from operating activities:
Net income from continuing operations	$4,139,511	$3,917,959	$3,829,285
Adjustments to reconcile net income from continuing operations to net cash from operating activities:
Provision for loan losses	230,000	70,000	778,300
Depreciation	634,449	633,224	545,059
Net (gain) loss on sale of premises and equipment	—	(4,019)	4,269
Deferred income tax expense (benefit)	(253,728)	157,249	(5,887)
Amortization/accretion of premiums and discounts on securities and loans, net	84,779	115,898	173,589
Gain on sale of investment securities	(989)	(242,007)	(17,587)
Non cash compensation expense	36,600	—	—
Loss on sale of real estate owned, net	22,964	44,540	—
Writedown of loan premium	—	—	17,251
Mortgage loans originated and held for sale	(165,835,508)	(142,395,826)	(312,030,881)
Proceeds from sales of mortgage loans held for sale	170,881,861	143,297,079	325,931,522
Gain on sale of loans	(3,163,310)	(2,803,889)	(4,970,369)
FHLB stock dividends	(16,900)	(102,500)	(200,100)
(Increase) decrease in accrued interest receivable	(599,529)	(153,709)	383,642
Decrease in other assets	(55,320)	(428,038)	(88,228)
Increase (decrease) in income taxes	328,673	63,564	(315,265)
Increase (decrease) in accrued interest payable	853,439	174,757	(304,495)
Increase (decrease) in accrued expenses and other liabilities	552,609	(335,805)	649,927

Net cash from continuing operations	7,839,601	2,008,477	14,380,032

Net income from discontinued operations	—	—	890,716
Adjustments to reconcile net income from discontinued operations to net cash from operating activities:
Provision for loan losses	—	—	50,000
Depreciation	—	—	85,566
Deferred income tax expense	—	—	12,844
Amortization/accretion of premiums and discounts on securities and loans, net	—	—	4,515
Mortgage loans originated and held for sale	—	—	(1,593,426)
Proceeds from sales of mortgage loans held for sale	—	—	288,046
Gain on sale of discontinued operations	—	—	(714,129)
FHLB stock dividends	—	—	(4,800)
Increase in accrued interest receivable and other assets	—	—	(343,212)
Increase in accrued interest payable and other liabilities	—	—	70,327
Net change in minority interest	—	—	521,372

Net cash from discontinued operations	—	—	(732,181)

Net cash from operating activities	7,839,601	2,008,477	13,647,851

See accompanying notes to consolidated financial statements.

	Years ended December 31,
	2005	2004	2003
Cash flows from investing activities:
Net increase in loans receivable	(47,341,410)	(38,318,904)	(15,065,216)
Purchases of securities available-for-sale	(11,213,717)	(18,505,363)	(38,652,712)
Proceeds from maturities, calls, paydowns and sales of securities available-for-sale	14,199,513	22,546,487	40,724,741
Purchases of premises and equipment	(681,957)	(1,598,302)	(1,345,124)
Proceeds from sale of premises and equipment	—	28,750	13,000
Proceeds from sale of real estate and other personal property owned	312,449	726,017	117,073
Net proceeds from the sale of discontinued operations	—	—	8,299,630

Net cash from investing activities	(44,725,122)	(35,121,315)	(5,908,608)

Cash flows from financing activities:
Net increase (decrease) in deposits	45,356,881	30,820,036	(3,339,205)
Proceeds from FHLB advances	76,100,000	70,250,000	35,000,000
Payments on FHLB advances	(78,850,000)	(56,455,645)	(39,000,000)
Payments on line of credit	—	—	(700,000)
Net decrease in securities sold under repurchase agreements	(3,249,739)	(391,558)	(4,897,823)
Proceeds from issuance of common stock	215,151	248,363	78,501
Redemption of common stock	—	(623,715)	(220,110)
Dividends paid to stockholders	(2,747,421)	(5,061,359)	(2,181,826)

Net cash from financing activities	36,824,872	38,786,122	(15,260,463)

Net increase (decrease) in cash and cash equivalents	(60,649)	5,673,284	(7,521,220)
Less net decrease in cash from discontinued operations	—	—	3,043,194

Net increase (decrease) in cash from continuing operations	(60,649)	5,673,284	(4,478,026)
Cash and cash equivalents at beginning of year	19,187,177	13,513,893	17,991,919

Cash and cash equivalents at end of year	$19,126,528	19,187,177	13,513,893

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest, approximately	$6,324,000	$4,978,000	$6,259,000
Income taxes, approximately	$2,447,000	$2,142,000	$2,955,000
Supplemental schedule of noncash investing and financing activities
Loans transferred to other real estate owned	$113,062	$404,325	$287,493

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1)    Organization and Summary of Significant Accounting Policies

  (a)    General

        The accompanying consolidated financial statements include the accounts of United Financial Corp. (United), a bank holding company headquartered in Great Falls, Montana and United's wholly owned subsidiary, Heritage Bank. United's banking business is conducted through its wholly owned subsidiary, Heritage Bank. United, through Heritage Bank, provides a full range of banking services to individual and corporate customers in thirteen Montana communities. Heritage Bank is a state-chartered commercial bank with locations in Billings, Bozeman, Chester, Fort Benton, Geraldine, Glendive, Great Falls (three locations), Hamilton, Havre, Kalispell, Libby, Missoula and Shelby, Montana. Heritage Bank is engaged in the community banking business of attracting deposits from the general public through its branches and using those deposits, together with other available funds, to originate commercial (including lease financing), commercial real estate, residential, agricultural and consumer loans primarily in its market areas in Montana. Heritage Bank's banking business is concentrated in the Great Falls area. Based on total assets, 41% of United's assets are located at Heritage Bank's Great Falls locations.

        In December 2004, Heritage Bank incorporated a wholly owned subsidiary, HPM, Inc. to acquire land and a building for a new Great Falls drive-up location, which it then leased it back to Heritage Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

        In January 2006, Heritage Bank sold its 17% ownership interest in Bankers' Resource Center (BRC), a computer data center, located in Helena, Montana. The data center was owned and operated by a number of Montana banks, including Heritage Bank. BRC provided data processing services to its bank owners. In 2005, the owners collectively decided to sell the assets of BRC to a non-related third party and to liquidate the corporation. Heritage Bank will purchase these data processing services from this third party in 2006. While this transaction has eliminated Heritage Bank's ownership in BRC, and United's data processing services will now be provided by a third party operator, United does not expect this transaction to have a material effect on United's operations, financial condition or financial results.

  (b)    Basis of Presentation

        The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and income and expenses for the period. Actual results could differ significantly from those estimates.

        A material estimate that is particularly susceptible to significant change in the near-term relates to the determination of the allowance for loan losses. Management believes the allowance for loan losses is adequate, however, future additions to the allowance may be necessary based on changes in factors affecting the borrowers' ability to repay. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require United to recognize changes to the allowance based on their judgments about information available to them at the time of their examination.

  (c)    Cash Equivalents

        For purposes of the consolidated statements of cash flows, United considers all cash, daily interest demand deposits, amounts due from banks and interest-bearing deposits with banks with original maturities of three months or less to be cash equivalents. Cash flows from customers for loans, deposits and securities sold under agreements to repurchase are reported net.

  (d)    Securities Available-for-Sale

        Securities available-for-sale include all investment securities that management intends to use as part of its overall asset/liability management strategy and that may be sold in response to changes in interest rates and resultant prepayment risk and other related factors. Securities available-for-sale are carried at fair value and unrealized gains and losses (net of related tax effects) are excluded from earnings and reported as a separate component of stockholders' equity.

        Declines in the fair value of available-for-sale securities below carrying value that are other than temporary are charged to expense as realized losses and the related carrying value is reduced to fair value. The cost of any investment, if sold, is determined by the specific identification method.

        Premiums and discounts on investment securities are amortized or accreted into income using a method which approximates the level-yield interest method.

  (e)    Loans Receivable and Loan Fees

        Loans receivable are stated at unpaid principal balances, less unearned discounts and net of deferred loan origination fees. Interest on loans is credited to income as earned. Interest receivable is accrued only if deemed collectible. Discounts on purchased loans are amortized into interest income using the level-yield method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

        Loans are placed on nonaccrual status when collection of principal or interest is considered doubtful. Interest income previously accrued on these loans, but not yet received, is reversed in the current period. Interest subsequently recovered is credited to income in the period collected.

        Material loan origination fees and related direct origination costs are deferred and the net fee or cost is recognized as interest income using the level-yield method over the contractual life of the loans, adjusted for prepayments. Origination fees on loans sold to the secondary market are recognized when the loan is sold. Amortization of deferred loan origination fees and costs and the accretion of unearned discounts are suspended during periods in which the related loan is on nonaccrual status.

  (f)    Allowance for Loan Losses

        The allowance for loan losses is based on management's evaluation of the adequacy of the allowance, including an assessment of United's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, current economic conditions and independent appraisals. Past-due status is determined based upon the loan's contractual terms.

        Additions to the allowance arise from charges to operations through the provision for loan losses or from the recovery of amounts previously charged off. The allowance is reduced by loans charged off. Loans are charged off when management believes the loan's principal balance, or a portion thereof, is no longer collectable.

        United also provides an allowance for losses on specific loans which are deemed to be impaired. Groups of small balance homogeneous loans (generally consumer loans) are evaluated for impairment collectively. A loan is considered impaired when, based upon current information and events, it is probable that United will be unable to collect, on a timely basis, all principal and interest according to the contractual terms of the loan's original agreement. When a specific loan is determined to be impaired, the allowance for loan losses is increased through a charge to expense for the amount of the impairment. The amount of the impairment is measured using cash flows discounted at the loan's effective interest rate, except when it is determined that the sole source of repayment for the loan is the operation or liquidation of the underlying collateral. In such cases, the current value of the collateral, reduced by anticipated selling costs, is used in place of discounted cash flows. Generally, when a loan is deemed impaired, current period interest previously accrued but not collected is reversed against current period interest income. Income on such impaired loans is then recognized only to the extent that cash in excess of any amounts charged off to the allowance for loan losses is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

  (g)    Loans Held for Sale

        Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value. United expects the loans to be sold in the short-term. The value of derivative instruments related to commitments to fund loans originated for sale and forward loan sale agreements are recognized in the balance sheet at fair value, if material, and changes in fair value thereof are recognized in the statement of income. As of December 31, 2005 and 2004, no such amounts have been recognized.

  (h)    Goodwill

        Goodwill represents the excess of cost over the fair value of the net assets at the date of acquisition. Goodwill is not amortized but is reviewed for impairment annually, or more frequently if certain indicators arise. United did not incur any goodwill impairment in 2005, 2004 or 2003.

  (i)    Restricted Stock Investments

        Federal Home Loan Bank (FHLB) stock is a required investment for institutions that are members of the FHLB system. The required investment in the common stock is based on a predetermined formula and is carried at cost on the statement of financial condition. The stock is pledged as security for advances from the FHLB. Class B(1) stock can be sold back to the FHLB of Seattle at cost, but is restricted as to purchase, sale, and redemption. Class B(2) is not a required investment for institutions and is not restricted as to purchase and sale, but has the same redemption restrictions as class B(1) stock. Included in restricted stock on the statement of financial condition, Heritage Bank has $3,477,500 and $3,463,400 of class B(1) stock, respectively, at December 31, 2005 and 2004. Heritage Bank held $750,800 and $748,000 of class B(2) stock, respectively, at December 31, 2005 and 2004. During the second quarter of 2005, the FHLB of Seattle announced that it was projecting very low net income over the next few years, possibly even losses. The FHLB of Seattle disclosed in a press release that it anticipates minimal to no dividends during the next few years. While the FHLB of Seattle has ruled that members are no longer required to purchase additional stock to support borrowing levels, it also is not redeeming member stock. Total annual dividend income United received on this stock was $.1 million and $.2 million, respectively, for the years ended December 31, 2004 and 2003. United did not record any accruals of dividend income in 2005. United accounts for the restricted stock at cost, with periodic evaluation for impairment. No impairment has been recognized on this stock.

  (j)    Premises and Equipment

        Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed by straight-line and accelerated methods over the estimated useful lives of 39 years for buildings, 5 to 40 years for improvements, and 3 to 10 years for furniture, fixtures and equipment.

  (k)    Real Estate and Other Personal Property Owned

        Real estate owned represents real estate assets acquired through foreclosure or deed in lieu of foreclosure and is comprised of properties held for sale and held for investment. Foreclosed assets held for sale are carried at the lower of fair value less estimated costs to sell, or cost. Fair value is determined as the amount that could be reasonably expected in a current sale (other than a forced or liquidation sale) between a willing buyer and a willing seller.

  (l)    Stock Repurchase Plan

        In October 2003, a stock repurchase plan was approved by the Board for a period of one year to repurchase up to 187,500 shares, or up to $3,900,000 of United's common stock. Total shares repurchased under this plan in 2003 and 2004 totaled 41,625 for $843,825, an average price of $20.27 per share. The program was extended on September 22, 2004 for twelve months, and was further extended on September 22, 2005 for an additional twelve months. The number of shares United may purchase was reduced to 125,000, with an aggregate purchase price not to exceed $2.4 million. At December 31, 2005, total shares authorized to be repurchased under the plan remained at 125,000.

  (m)    Stock-Based Compensation

        At December 31, 2005, United has a stock-based employee compensation plan, which is described more fully in Note 16. United accounts for the plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, for stock options, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if United had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Year Ended December 31,
	2005	2004	2003
Net income: As reported	$4,139,511	3,917,959	4,720,001
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	22,692	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(41,754)	(52,725)	(61,107)

Pro forma net income	$4,120,449	3,865,234	4,660,917

Earnings per share:
Basic—as reported	$1.35	1.29	1.55
Basic—pro forma	$1.35	1.27	1.53
Diluted—as reported	$1.32	1.25	1.50
Diluted—pro forma	$1.31	1.23	1.48

  (n)    Income Taxes

        Deferred tax assets and liabilities are recognized for the estimated future consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in tax expense in the period that includes the enactment date.

  (o)    Earnings Per Share

        Basic earnings per share (EPS) is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated by dividing net income by the weighted average number of common shares used to compute basic EPS plus the incremental amount of potential common stock determined by the treasury stock method.

        The following table summarizes stock splits approved by United's Board of Directors.

Date Approved	Type of split/dividend	Record Date	Payable Date	Equity Effect
October 25, 2005	5 for 4 stock split, effected as a 25% stock dividend	December 14, 2005	December 28, 2005	None
May 20, 2003	3 for 2 stock split, effected as a 50% stock dividend	June 23, 2003	June 30, 2003	None

        Any fractional shares were paid in cash.

        As a result of the above stock splits, all share and per share amounts for time periods prior to these dates have been retroactively adjusted as if the stock splits occurred on January 1, 2003.

  (p)    Long-Lived Assets

        Long-lived assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows is less than the carrying amount of the asset. The amount of the impairment loss, if any, is based on the asset's fair value, which may be estimated by discounting the expected future cash flows. There were no impairment losses recognized during 2005, 2004 or 2003.

  (q)    Mortgage Servicing Rights

        United recognizes as assets the rights to service mortgage loans for others, whether acquired or internally originated. Servicing assets are initially recorded based on fair value determined by comparable market quotes and are amortized in proportion to and over the period of estimated net servicing income. Amortization is netted with loan servicing fees in the consolidated statements of income. Servicing assets are periodically evaluated for impairment by stratifying the servicing assets based on predominant risk characteristics of the underlying loans including loan type, note rate and loan term. Servicing assets are included in other assets on the accompanying consolidated statements of financial condition.

  (r)    Comprehensive Income

        Comprehensive income, which includes net income as well as other changes in stockholders' equity that result from transactions and economic events other than those with stockholders, is reported in a separate statement. United's only significant element of other comprehensive income is unrealized gains and losses on securities available-for-sale, net of tax effects.

  (s)    Segment Reporting

        Operations are managed and financial performance is evaluated by management on a Company-wide basis. Accordingly, all of United's operations are aggregated in one reportable segment.

  (t)    New Accounting Pronouncements

        In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), "Share-Based Payment." This Statement requires United to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. United will recognize that cost over the period during which an employee provides service in exchange for the award. The new standard also impacts the presentation of tax benefits received in the statement of cash flows. United has adopted SFAS No. 123 R effective January 1, 2006. The annual expense associated with outstanding grants as of December 31, 2005 is currently expected to be approximately $.01 to $.02 per share. This amount is subject to revisions as assumptions are finalized.

        In May 2005, FASB issued SFAS No. 154, Accounting Changes and Error Corrections. This statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement also requires that any correction of an error in the financial statements of a prior period discovered subsequent to their issuance shall be reported as a prior-period adjustment by restating the prior period. SFAS No. 154 is effective for accounting changes and corrections or errors made in fiscal years beginning after December 15, 2005. United's management does not expect the adoption of this Statement to have a material impact on United's consolidated financial statements.

(2)    Cash on Hand and In Banks

        Heritage Bank is required to maintain an average reserve balance with the Federal Reserve Bank (FRB), or maintain such reserve in cash on hand. The amount of this required reserve balance at December 31, 2005 and 2004 was approximately $3,781,000 and $3,656,000, respectively. An additional $25,000 compensating balance is required to be maintained with the FRB for check clearing services.

        United places its cash with high credit quality institutions. The amount on deposit fluctuates, and at times exceeds the insured limit by the Federal Deposit Insurance Corporation, which subjects United to credit risk.

(3)    Securities Available-for-Sale

        The amortized cost, unrealized gains and losses, and estimated fair values of investment and mortgage-backed securities available-for-sale at December 31 are as follows:

	2005
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U.S. Government and federal agencies	$6,500,000	—	(77,455)	6,422,545
Mortgage-backed securities	28,161,017	56,037	(361,210)	27,855,844
Municipal bonds	605,000	—	(17,683)	587,317
Corporate bonds and equity securities	500,062	—	(6,907)	493,155

	$35,766,079	56,037	(463,255)	35,358,861

	2004
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U.S. Government and federal agencies	$4,000,000	31,620	(2,190)	4,029,430
Mortgage-backed securities	34,337,879	205,579	(97,612)	34,445,846
Municipal bonds	485,000	—	(11,106)	473,894

	$38,822,879	237,199	(110,908)	38,949,170

        The investment securities shown below currently have fair values less than amortized cost and therefore contain unrealized losses. United has evaluated these securities and has determined that the decline in value is not related to any company or industry specific event. As detailed below, there are forty and eighteen investment securities with unrealized losses as of December 31, 2005 and 2004, respectively. United anticipates full recovery of amortized cost with respect to these securities at maturity or sooner in the event of a more favorable market interest rate environment.

        The length of time that individual securities have been in a continuous unrealized loss position, aggregated by investment category at December 31, 2005 and 2004 are as follows:

	More than 12 Months		Less than 12 Months		Total
December 31, 2005	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
U.S. Government and federal agencies	$988,430	(11,570)	5,434,115	(65,885)	6,422,545	(77,455)
Mortgage-backed securities	10,622,191	(230,923)	10,766,351	(130,287)	21,388,542	(361,210)
Municipal bonds	467,317	(17,683)	—	—	467,317	(17,683)
Corporate bonds and equity securities	—	—	493,155	(6,907)	493,155	(6,907)

	$12,077,938	(260,176)	16,693,621	(203,079)	28,771,559	(463,255)

	More than 12 Months		Less than 12 Months		Total
December 31, 2005	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
U.S. Government and federal agencies	$—	—	997,810	(2,190)	997,810	(2,190)
Mortgage-backed securities	1,528,785	(18,883)	13,718,955	(78,729)	15,247,740	(97,612)
Municipal bonds	—	—	473,894	(11,106)	473,894	(11,106)

	$1,528,785	(18,883)	15,190,659	(92,025)	16,717,444	(110,908)

        Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of United to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

        Maturities of securities available-for-sale by contractual maturity at December 31, 2005 are shown below. Maturities of securities do not reflect repricing opportunities present in many adjustable rate securities. In addition, mortgage-backed securities may be prepaid without penalty. At December 31, 2005 and 2004, market values of variable rate securities included in securities available-for-sale are $11,571,863 and $16,469,562, respectively.

	Amortized cost	Estimated fair value
Due within one year	$—	—
Due after one year through five years	3,485,062	3,417,957
Due after five years through ten years	1,000,000	991,640
Due after ten years	3,120,000	3,093,420
Mortgage backed securities	28,161,017	27,855,844

	$35,766,079	35,358,861

        Gross proceeds from sales of securities were $1,750,235, $3,543,019 and $1,890,658 for the years ended December 31, 2005, 2004 and 2003, respectively, resulting in gross gains of $989, $242,007 and $17,587 in 2005, 2004 and 2003, respectively.

        At December 31, 2005 and 2004, investment securities with an amortized cost of $33,592,609 and $37,201,851 respectively, were pledged on FHLB advances, repurchase agreements, public deposits, and other purposes as permitted or required by law.

(4)    Loans Receivable, Net

        Loans receivable, net of unamortized net deferred loan fees, at December 31 are summarized as follows:

	2005	2004
First mortgage loans and contracts secured by real estate	$114,302,901	100,322,421
Commercial real estate loans	79,036,076	51,017,462
Commercial loans	65,576,077	65,107,859
Agricultural loans	16,577,382	15,108,587
Consumer loans	40,255,382	37,163,026

Allowance for loan losses	315,747,818	268,719,355
	(3,751,263)	(3,708,362)

	$311,996,555	265,010,993

        A summary of activity in the allowance for loan losses for the years ended December 31 follows:

	2005	2004	2003
Balance, beginning of year	$3,708,362	3,755,197	3,113,081
Provision for loan losses	230,000	70,000	778,300
Losses charged off	(217,531)	(184,573)	(148,089)
Recoveries	30,432	67,738	11,905

Balance, end of year	$3,751,263	3,708,362	3,755,197

        Loans contractually past due in excess of 90 days and loans classified as non-accrual are summarized as follows (rounded to even dollars):

	December 31,
	2005	2004
Loans 90 days past due and still accruing	$30,000	75,000
Non-accrual loans	—	327,000

	$30,000	402,000

        The following table presents data on impaired loans:

	2005	2004	2003
Impaired loans for which a specific allowance has been provided	$260,000	348,000	589,000
Impaired loans for which no specific allowance has been provided	—	—	—

Total loans determined to be impaired	$260,000	348,000	589,000

Allowance for loan loss for impaired loans included in the allowance for loan losses	$62,000	148,000	88,000

Average recorded investment in impaired loans	$308,000	427,000	571,000

Interest income recognized from impaired loans	$18,000	8,000	19,400

(5)    Premises and Equipment

        Premises and equipment at December 31 are summarized as follows:

	2005	2004
Land	$1,879,441	1,856,625
Building and improvements	6,494,126	6,254,210
Furniture, fixtures and equipment	4,025,075	3,736,309

	12,398,642	11,847,144
Accumulated depreciation	(3,880,072)	(3,376,082)

	$8,518,570	8,471,062

(6)    Deposits

        Deposits at December 31 are summarized as follows:

	2005			2004
	Weighted average rate	Amount	%	Amount	%
Demand accounts	—%	$56,641,508	18.7	47,489,541	18.4
NOW and money market accounts	..96%	33,914,270	11.2	35,974,153	13.9
Savings accounts	1.20%	51,472,467	16.9	54,426,865	21.1
Certificates of deposit:	1.00 to 1.99%	—	—	74,465,946	28.8
	2.00 to 2.99%	23,508,585	7.7	3,774,100	1.4
	3.00 to 3.99%	71,948,279	23.7	25,804,019	10.0
	4.00 to 4.99%	64,155,972	21.1	13,408,034	5.2
	5.00 to 5.99%	1,479,730.5		1,776,213.7
	6.00 to 6.99%	545,059.2		1,018,142.4
	7.00 to 7.99%	25,195	—	197,171.1

Total certificates of deposit	3.66%	161,662,820	53.2	120,443,625	46.6

Total interest-bearing deposits	2.77%	247,049,557	81.3	210,844,643	81.6

	2.26%	$303,691,065	100.0	258,334,184	100.0

        Scheduled maturities of certificates of deposit at December 31, 2005 are as follows:

2006	$112,777,799
2007	21,778,473
2008	17,740,686
2009	4,995,401
2010	4,076,122
Thereafter	294,339

$161,662,820

        Certificates of deposit of $100,000 or more are $40,429,950 and $29,110,108 at December 31, 2005 and 2004, respectively.

        Certificates of deposit balances include $18,300,000 and $8,395,000 of brokered deposits at December 31, 2005 and 2004, respectively.

(7)    Federal Home Loan Bank Advances

        Federal Home Loan Bank advances at December 31 are summarized as follows:

	2005	2004
2.47% to 4.68% fixed rate advances, interest payable monthly	$34,000,000	36,500,000
4.48% adjustable rate advance, interest payable monthly	3,000,000	—
5.52% putable advance, put options exercisable quarterly, interest payable monthly	2,000,000	4,000,000
3.57%, fixed rate amortizing advance, interest payable monthly	3,044,355	4,294,355

	$42,044,355	44,794,355

        The weighted average interest rate on these advances was 4.01% and 3.41% at December 31, 2005 and 2004, respectively.

        Contractual principal repayments on advances from the Federal Home Loan Bank are as follows:

Years ending December 31,
2006	$23,000,000
2007	11,000,000
2008	8,044,355

$42,044,355

        Advances from the FHLB are secured by pledges of FHLB stock and a blanket assignment of Heritage Bank's otherwise unpledged, qualifying mortgage loans, mortgage-backed securities and U.S. Government and federal agency securities.

        At December 31, 2005, the current established available FHLB advance credit line for Heritage Bank was 25% of its assets. Based upon the current collateral pledged to the FHLB, Heritage Bank has an additional available credit lines of approximately $96,434,000 as of December 31, 2005.

(8)    Securities Sold Under Agreements to Repurchase

        Securities sold under agreements to repurchase at December 31 consist of the following:

	2005
	Repurchase amount	Weighted average rate	Book value of underlying securities	Estimated fair value of underlying securities
To repurchase:
Overnight	$1,452,891	2.30%	3,043,276	3,001,942
On demand	536,452	—	4,260,622	4,226,819
1–30 days	536,366	2.58	702,583	695,775
31–90 days	262,524	2.48	856,257	836,675
Greater than 90 days	1,459,887	4.12	2,456,513	2,438,961

	$4,248,120	2.68	11,319,251	11,200,172

	2004
	Repurchase amount	Weighted average rate	Book value of underlying securities	Estimated fair value of underlying securities
To repurchase:
Overnight	$460,429.75%		1,230,491	1,224,829
On demand	2,436,506	—	3,186,966	3,213,554
1–30 days	884,489	1.46	1,189,491	1,184,540
31–90 days	2,003,967	1.98	2,661,981	2,678,343
Greater than 90 days	1,712,468	2.42	2,742,519	2,783,808

	$7,497,859	1.30	11,011,448	11,085,074

        Securities underlying the agreements to repurchase are for the same securities originally sold and are held in a custodial account by the Bank's safekeeping agent. For the years ended December 31, 2005 and 2004, securities sold under agreements to repurchase averaged approximately $6,116,000 and $8,204,000, respectively, and the maximum outstanding at any month end during the year was approximately $10,007,000 and $13,667,000, respectively.

(9)    Subordinated Debentures

        In July 2001, United issued junior subordinated debentures, aggregating $3,093,000 to United Financial-Montana Capital Trust I ("Trust"). The Trust issued preferred securities, as part of a pooled issue, with an aggregate liquidation amount of $3,000,000 to third-party investors. The junior subordinated debentures and cash are the sole assets of the Trust. The preferred securities are includable as Tier I capital for regulatory capital purposes. The junior subordinated debentures pay interest on a semi-annual basis. The variable interest rate resets on January 25 and July 25 of each year, based upon six month LIBOR plus 3.75%. The current interest rate reset on January 25, 2006 was 8.56%. The junior subordinated debentures and preferred securities will mature on July 25, 2031. The junior subordinated debentures and preferred securities can be redeemed contemporaneously, in whole or in part, after five years at decreasing premiums with the permission of the Board of Governors of the Federal Reserve System (the "Federal Reserve"). United has provided a full and unconditional guarantee of the obligations of the Trust. Debt issuance costs totaling $118,812 were capitalized related to the debenture offering and are being amortized over the 10-year non-premium callable life of the preferred securities.

(10)    Line of Credit

        United has a line of credit of $1,000,000 with Wells Fargo with an interest rate of 1.50% and 1.75% over the Wells Fargo federal funds rate, which was 5.69% and 3.69% at December 31, 2005 and 2004, respectively. This line is secured by United's Heritage Bank stock and expires November 1, 2006. Interest is payable quarterly. There was no principal balance outstanding at December 31, 2005 and 2004.

(11)    Income Taxes

        Income tax expense for the years ended December 31 is summarized as follows:

	Federal	State	Total
2005:
Current—continuing operations	$2,284,242	494,728	2,778,970
Deferred	(209,191)	(44,537)	(253,728)

	$2,075,051	450,191	2,525,242

2004:
Current—continuing operations	$1,808,310	396,938	2,205,248
Deferred	129,647	27,602	157,249

	$1,937,957	424,540	2,362,497

2003:
Current—continuing operations	$1,485,154	520,788	2,005,942
Deferred	(34,353)	(33,085)	(67,438)

	1,450,801	487,703	1,938,504

Current—discontinued operations	573,291	122,054	695,345

	$2,024,092	609,757	2,633,849

        Income tax expense for the years ended December 31 differs from "expected" income tax expense (computed by applying the Federal corporate income tax rate of 34% to income before income taxes) as follows:

	2005	2004	2003
Computed "expected" tax expense	$2,266,016	2,130,816	1,961,048
Increase (decrease) resulting from:
State taxes, net of Federal income tax effects	297,219	280,196	259,551
Tax-exempt interest	(45,697)	(51,716)	(52,780)
Other, net	7,704	3,201	(229,315)

	$2,525,242	2,362,497	1,938,504

        Deferred tax assets and liabilities at December 31 are as follows:

	2005	2004
Deferred tax assets:
Loans, principally due to allowance for loan losses	$1,330,889	1,312,791
Premises and equipment and real estate owned, due to difference in basis	59,152	59,152
Deferred compensation and vacation differences	98,833
Unrealized gains on securities available-for-sale	156,596	—
Purchase accounting basis differences	—	3,071
Other	8,452	115,027

Total gross deferred tax assets	1,653,922	1,490,041

Deferred tax liabilities:
Loans, due to difference in basis	—	10,246
Stock in FHLB, principally due to stock dividends not recognized for tax purposes	653,182	646,683
Premises and equipment, principally due to differences in depreciation	237,327	498,529
Unrealized gains on securities available-for-sale	—	48,565
Other	25,132	6,626

Total gross deferred tax liabilities	915,641	1,210,649

Net deferred tax asset	$738,281	279,392

        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and estimates of future taxable income over the periods which the deferred tax assets are deductible, at December 31, 2005 and 2004 management believes it is more likely than not that United will realize the benefits of these deductible differences.

        Retained earnings at December 31, 2005 includes approximately $3,477,000 for which no provision for Federal income tax has been made. This amount represents the base year income tax bad debt reserve. This amount is treated as a permanent difference and deferred taxes are not recognized unless it appears this reserve will be reduced and thereby result in taxable income in the foreseeable future. United is not currently contemplating any changes to its business or operations which would result in a recapture of the base year bad debt reserve into taxable income.

(12)    Mortgage Servicing Rights

        Total mortgage servicing rights, net of accumulated amortization, were $674,611 and $525,597 at December 31, 2005 and 2004, respectively. Servicing rights of $324,900, $299,199, and $184,050 were capitalized in 2005, 2004 and 2003, respectively. Amortization expense of $175,886, $114,198, and $67,322 was recognized in 2005, 2004 and 2003, respectively. There were no impairment losses recognized in 2005, 2004, and 2003. At December 31, 2005 and 2004, the estimated fair value of United's servicing assets approximates its carrying value.

        Real estate loans serviced for others, which are not included in the accompanying consolidated financial statements, totaled approximately $81,155,000 and $69,274,000 at December 31, 2005 and 2004, respectively.

(13)    Leases

        Heritage Bank leases certain land and office space under non-cancelable operating leases in its Billings, Great Falls, Hamilton and Kalispell branches. The Billings lease is a 30 year ground lease agreement. The lease required a deposit of $10,000 and annual rentals of $70,000. The Great Falls, Hamilton and Kalispell leases are for office space and range in length from 5 to 10 years. Total rental expense for the years ended December 31, 2005, 2004 and 2003 was $142,348, $156,916 and $130,236, respectively.

        The total future minimum lease payments required under operating leases which have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2005 are as follows:

Years ending December 31,
2006	$141,184
2007	104,320
2008	104,320
2009	104,320
2010	100,600
Thereafter	1,609,500

$2,164,244

(14)    Related Parties

        Central Financial Services, Inc. (CFS) provides various management services to United, including certain accounting and tax services, investment consulting, personnel consulting, asset-liability management and regulatory consulting. CFS is owned by United's largest shareholder and has been providing similar services to various banks and financial service organizations since December of 1988. CFS fees billed to United were $452,096, $472,183 and $459,000 for the years ended December 31, 2005, 2004, and 2003, respectively.

        United acquires loan participations from a bank controlled by United's current largest shareholder. At December 31, 2005 and 2004, the outstanding balances of loans purchased from this bank were $3,459,169 and $4,605,405, respectively. During 2005 and 2004, United's chairman served on the board of directors of several other banks. One such bank in Grand Junction, Colorado, had loan participations with United. At December 31, 2005 and 2004 the outstanding balances of loans purchased from this bank were $12,688,694 and $239,524, respectively. The loans are underwritten under the same terms and procedures as loans underwritten by United.

        Banker's Resource Center (BRC) provides data processing services for United. United has a 17% ownership interest in BRC, a computer data center. The charges for BRC's services were $785,546, $753,169 and $708,518 for the years ended December 31, 2005, 2004 and 2003, respectively.

        As of December 31, 2005 and 2004, the Board of Directors and officers of United (personally and through their respective businesses which bank with Heritage Bank) had approximately $998,000 and $579,000, respectively, on deposit with Heritage Bank.

        A summary of activity with respect to aggregate loans to directors and executive officers for the years ended December 31, 2005 and 2004 follows:

	2005	2004
Balance, beginning of year	$3,808,461	1,525,626
New loans	10,700,746	7,907,785
Repayments	(10,938,790)	(5,624,950)

Balance, end of year	$3,570,417	3,808,461

        Management believes these loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with equivalent risk of collectibility.

(15)    Employee Benefit Plans

        Heritage Bank has a savings plan under Section 401(k) of the Internal Revenue Code. Eligible employees can contribute up to 20% of their wages. Heritage Bank matches an amount equal to 100% of the employee's contribution, up to 4.5% of total wages. Participants are at all times fully vested in their contributions and are immediately vested in the employer's contributions. Heritage Bank 401(k) contributions and administrative costs were approximately $213,000, $201,000, and $197,000 during the years ended December 31, 2005, 2004 and 2003, respectively.

        Heritage Bank has deferred compensation agreements with two employees that provide for certain benefits upon retirement, change of control, disability or death. Amounts expensed under these agreements were approximately $19,900, $17,800 and $15,900, respectively, for the years ended December 31, 2005, 2004 and 2003. Heritage Bank owns two single premium insurance policies in connection with one of these agreements. The policies have a cash value, which is included in other assets on the accompanying consolidated statements of financial condition, of approximately $374,000 and $360,000 at December 31, 2005 and 2004, respectively.

(16)    Stock Option Plans

        In 2000, the United Financial Corp. 2000 Long-Term Incentive and Stock Option Plan (the "Plan") was adopted. The Plan provides for the grant of incentive stock options ("ISOs") and non-qualified stock options to certain full and part-time employees of Heritage Bank and directors of United. As of December 31, 2005, the Plan provides for award of options for a maximum of 322,500 shares of United common stock. Vesting for each award is at the discretion of the Board. The term of the options is 10 years. The option price for all ISOs granted under the Plan shall be determined by the Board, but shall not be less than 100% of the fair market value of the common stock at the date of grant of such option. The option price for all non-qualified options shall also be determined by the Board. A change in control, as defined in the Plan, will immediately vest all options.

        At December 31, 2005, total shares available for option grants under the Plan were 50,930. A stock award of 1,525 shares was made to certain management personnel in January 2005. Compensation expense of $36,600, the fair value of the shares, was recognized in connection with the award. Changes in options granted by United for the years ended December 31, 2005, 2004 and 2003, are summarized as follows:

	2005		2004		2003
	Shares actual	Weighted average exercise price	Shares actual	Weighted average exercise price	Shares actual	Weighted average exercise price
Outstanding options, beginning of year	203,334	$10.30	228,187	9.63	230,888	9.41
Granted	34,616	20.20	10,000	19.89	9,375	13.98
Exercised	(23,672)	11.66	(30,071)	(10.76)	(6,749)	(8.23)
Forfeited	(5,700)	14.12	(4,782)	(10.56)	(5,327)	(9.30)

Outstanding options, end of year	208,578	$11.99	203,334	10.30	228,187	9.63

Options exercisable at end of year	145,555		129,310		97,529

Weighted-average fair value of options granted during year	$3.98		$4.28		$2.70

        The stock options outstanding at December 31, 2005 consist of the following:

	Options outstanding			Exercisable options
	Number outstanding at end of year	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at end of year	Weighted average exercise price
Exercise Prices:
$ 7.21	30,338	4.5	$7.21	30,338	7.21
$ 8.56	51,191	5.5	8.56	51,191	8.56
$11.34	78,586	6.5	11.34	58,940	11.34
$13.98	5,860	7.5	13.98	2,930	13.98
$19.89	8,625	8.5	19.89	2,156	19.89
$20.20	33,978	9.5	20.20	—	20.20

Total	208,578	6.6	$11.93	145,555	9.68

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

	2005	2004	2003
Risk-free interest rate	4.01%	3.85%	2.52%
Expected life	5 years	5 years	5 years
Expected volatility	29.24%	31.77%	31.49%
Expected dividend yield	4.52%	4.38%	4.43%

        Based on the intrinsic value method, no compensation cost has been recognized for any stock option grants in the accompanying financial statements. Had United determined compensation cost based on the estimated fair value at the grant date for its stock options, United's net income and net income per share would have been as shown in Note 1.

(17)    Earnings Per Share

        The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31:

	2005	2004	2003
Weighted average shares outstanding during the year on which basic earnings per share is calculated	3,060,717	3,043,240	3,050,180
Add: incremental shares under stock option plans	86,455	99,772	88,881

Average outstanding shares on which diluted earnings per share is calculated	3,147,172	3,143,012	3,139,061

Net income applicable to common stockholders, basic	$4,139,511	3,917,959	4,720,001
Less: reduction of proportionate share of Valley net income assuming option exercises	—	—	(820)

Net income applicable to common stockholders, diluted	$4,139,511	3,917,959	4,719,181

Basic earnings per share
Continuing operations	$1.35	1.29	1.26
Discontinuing operations	—	—	.29

Net Income	$1.35	1.29	1.55

Diluted earnings per share
Continuing operations	$1.32	1.25	1.22
Discontinuing operations	—	—	.28

Net income	$1.32	1.25	1.50

(18)    Condensed Quarterly Financial Data—Unaudited

	Year Ended December 31, 2005
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$5,887,724	5,562,359	5,150,864	4,707,993
Interest expense	2,131,440	1,961,719	1,656,749	1,427,305

Net interest income	3,756,284	3,600,640	3,494,115	3,280,688
Provision for loan losses	80,000	100,000	50,000	—
Non-interest income	1,202,417	1,421,895	1,095,948	829,713
Non-interest expense	3,123,897	3,026,432	2,919,617	2,717,001

Income before income taxes	1,754,804	1,896,103	1,620,446	1,393,400
Income tax expense	665,505	719,097	615,085	525,555

Net income	$1,089,299	1,177,006	1,005,361	867,845

Net income per share:
Basic	$.36	.38	.33	.28
Diluted	$.35	.37	.32	.28
	Year Ended December 31, 2004
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$4,707,338	4,722,065	4,481,999	4,253,338
Interest expense	1,357,278	1,338,661	1,242,848	1,213,697

Net interest income	3,350,060	3,383,404	3,239,151	3,039,641
Provision for loan losses	—	—	17,500	52,500
Non-interest income	1,104,797	1,171,136	1,082,163	1,069,026
Non-interest expense	2,880,932	2,926,508	2,787,958	2,493,524

Income before income taxes	1,573,925	1,628,032	1,515,856	1,562,643
Income tax expense	589,940	614,016	570,088	588,453

Net income	$983,985	1,014,016	945,768	974,190

Net income per share:
Basic	$.32	.34	.31	.32
Diluted	$.31	.32	.30	.31

(19)    Regulatory Matters

        United (on a consolidated basis) and Heritage Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on United's operations. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, United and Heritage Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting guidelines. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

        Quantitative measures established by regulation to ensure capital adequacy require United and Heritage Bank to maintain minimum amounts and ratios (set forth in the tables below). As of December 31, 2005, management believes United and Heritage Bank met all capital adequacy requirements to which they are subject.

        As of December 31, 2005, the most recent notifications from the federal banking agencies categorized Heritage Bank as "well capitalized" under the regulatory framework for prompt corrective action (PCA). To be categorized as "well capitalized" the banks must maintain minimum ratios as set forth in the following tables. There are no conditions or events that management believes have changed the institutions' PCA category.

			Minimum for capital adequacy purposes		Minimum to be "well capitalized" under PCA provision
	Actual
Consolidated: (in thousands)
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2005:
Total capital	$37,491	11.26%	$26,637	8.0%	N/A	—
Tier I capital	33,740	10.18	13,257	4.0	N/A	—
Tier I leverage	33,740	8.71	15,495	4.0	N/A	—
December 31, 2004:
Total capital	35,694	12.33	23,158	8.0	N/A	—
Tier I capital	32,075	11.08	11,579	4.0	N/A	—
Tier I leverage	32,075	9.33	13,755	4.0	N/A	—
Heritage Bank: (in thousands)
December 31, 2005:
Total capital	33,720	10.14	26,604	8.0	33,254	10.0%
Tier I capital	29,969	9.02	13,290	4.0	19,935	6.0
Tier I leverage	29,969	7.82	15,329	4.0	19,162	5.0
December 31, 2004:
Total capital	29,865	10.35	23,084	8.0	28,855	10.0
Tier I capital	26,257	9.10	11,542	4.0	17,313	6.0
Tier I leverage	26,257	7.71	13,673	4.0	17,091	5.0

        The total capital and Tier I capital ratios are determined based on risk-weighted assets. The Tier I leverage ratio is determined based on average tangible assets.

        State banks, such as Heritage Bank, may pay dividends up to the total of the prior two years earnings without permission of State regulators.

(20)    Fair Value of Financial Instruments

        United is required to disclose the fair value for financial instruments, whether or not recognized in the statements of financial condition. A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that both imposes a contractual obligation on one entity to deliver cash or another financial instrument to a second entity.

        The following assumptions and methods were used by United in estimating the fair value of its financial instruments:

          Financial Assets.    Due to the liquid nature of the instruments, the carrying value of cash and cash equivalents approximates fair value. For securities available-for-sale, the fair value is based upon quoted market prices. The fair value of restricted stock approximates carrying value. The fair value of loans receivable was estimated by discounting contractual future cash flow using current rates at which similar loans would be made. The fair value of loans held for sale approximates carrying fair, as the carrying value is the lower of cost or fair value, and United expects the loans to be sold in the short-term. The fair value of accrued interest receivable approximates book value as United expects contractual receipt in the near-term.

          Financial Liabilities.    The fair value of NOW, money market accounts, demand accounts and non-term savings deposits are, by definition, equal to their carrying amounts, which represent the amounts payable on demand. The fair value of time deposits was estimated by discounting the future cash flows using current rates for similar deposits. Because the interest rate on subordinated debt approximates United's current long-term borrowing rate, the fair value of these liabilities approximates the carrying value. The fair value of FHLB advances and securities sold under agreements to repurchase was obtained from discounting cash flows using current borrowing rates. The fair value of accrued interest payable approximates book value due to contractual payment in the near-term.

          Off-Balance Sheet.    The fair value of commitments to extend credit is based upon the fee charged, and was determined by management to not have a significant fair value.

          Limitations.    Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time United's entire holdings of a particular instrument. Because no market exists for a significant portion of United's financial instruments, fair value estimates are based on judgments regarding comparable market interest rates, future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

        Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax effect of the difference between the fair value and carrying value of financial instruments can have a significant effect on fair value estimates and have not been considered in the estimates presented herein.

        The approximate carrying value and fair value of United's financial instruments as of December 31 are as follows:

	2005		2004
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents	$19,127,000	19,127,000	19,187,000	19,187,000
Securities available-for-sale	35,359,000	35,359,000	38,949,000	38,949,000
Restricted stock	4,228,000	4,228,000	4,211,000	4,211,000
Loans held for sale	3,902,000	3,902,000	5,786,000	5,786,000
Loans receivable, net	311,997,000	308,642,000	265,011,000	264,554,000
Accrued interest receivable	2,537,000	2,537,000	1,937,000	1,937,000
Financial liabilities:
Deposits	303,691,000	303,047,000	258,334,000	258,963,000
FHLB advances and securities sold under agreements to repurchase	46,292,000	45,701,000	52,292,000	52,184,000
Accrued interest payable	2,043,000	2,043,000	1,189,000	1,189,000
Subordinated debt owed to trust	3,093,000	3,093,000	3,093,000	3,093,000

(21) Commitments and Contingencies

        Heritage Bank has sold loans to various investors in the secondary market under sales agreements which contain repurchase provisions. Under the repurchase provisions, Heritage Bank may be required to repurchase a loan if a borrower fails to make three monthly payments within 120 days after the sale of the loan. The balance of loans sold with repurchase provisions remaining at December 31, 2005 is approximately $5,991,000. There were no loans repurchased under these provisions during 2005, 2004 or 2003.

        In December 2005, Heritage Bank entered into a six-year service contract for data processing services with Fiserv, a national information processing company. In the event of early termination of the contract, Heritage Bank has agreed to pay an amount equal to the present value of all payments to be made for the remainder of the initial term or any renewal term of the agreement, which is estimated at December 31, 2005 to be approximately $4.1 million.

        United is a defendant in legal proceedings arising in the normal course of business. In the opinion of management, the disposition of pending litigation will not have a material effect on United's consolidated financial position, results of operations, or liquidity.

        At December 31, 2005, Heritage Bank had loan commitments outstanding on 1-4 family fixed and adjustable rate mortgages totaling approximately $12,599,000. These loans were approved prior to December 31, 2005 to be closed and funded in 2006. Heritage Bank also has at December 31, 2005 interest rate locks outstanding on 1-4 family mortgages totaling approximately $2,118,000. These loans may or may not be approved and closed in 2006.

        United is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit and involve, to varying degrees, elements of credit risk. United's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments.

United uses the same credit policies in making commitments and conditional obligations as it does for loans.

        Financial instruments outstanding at December 31 whose contract amounts represent credit risk include:

(Rounded to even dollars)	2005	2004
Unused lines of credit	$49,252,000	$52,887,000
Commitments outstanding—variable rate	10,461,000	5,775,000
Unfunded commitments under credit card arrangements	2,418,000	2,373,000
Letters of credit	1,891,000	970,000

(22) Parent Company Information (Condensed)

        The summarized financial information for United Financial Corp. is presented below:

Condensed Statements of Financial Condition

	December 31,
	2005	2004
Assets
Cash and cash equivalents ($148,957 and $2,254,541, respectively, deposited with Heritage Bank)	$2,650,341	$4,571,534
Securities available-for-sale	1,059,072	1,153,058
Investment in subsidiary bank	31,213,015	27,799,365
Accrued interest receivable	28,060	10,430
Other assets	222,072	288,272

Total assets	$35,172,560	$33,822,659

Liabilities and Stockholders' Equity
Other liabilities	$101,426	$101,541
Subordinated debt owed to trust	3,093,000	3,093,000

Total liabilities	3,194,426	3,194,541

Common stock	26,901,546	26,649,795
Paid in capital	63,864	29,341
Retained earnings	5,263,346	3,871,256
Accumulated other comprehensive income	(250,622)	77,726

Total stockholders' equity	31,978,134	30,628,118

Total liabilities and stockholders' equity	$35,172,560	$33,822,659

Condensed Statements of Income

	Year ended December 31,
	2005	2004	2003
Revenues:
Cash dividends from bank subsidiary	$750,000	$2,800,000	$2,600,000
Interest income	152,194	197,968	78,218
Other income	—	19,366	1,168

	902,194	3,017,334	2,679,386

Expenses:
Interest expense	215,277	161,166	161,378
Other operating expenses	478,003	449,784	476,761
	693,280	610,950	638,139

Income before equity in undistributed earnings of subsidiary, discontinued operations and income taxes	208,914	2,406,384	2,041,247
Equity in undistributed earnings of subsidiary	3,722,613	1,487,155	1,490,771

Income from continuing operations before income taxes	3,931,527	3,893,539	3,532,018
Income tax benefit	(207,984)	(24,420)	(297,267)

Income from continuing operations	4,139,511	3,917,959	3,829,285
Income from discontinued operations	—	—	890,716

Net income	$4,139,511	$3,917,959	$4,720,001

Condensed Statements of Cash Flows

	Year ended December 31,
	2005	2004	2003
Cash flows from operating activities:
Net income from continuing operations	$4,139,511	$3,917,959	$3,829,285
Adjustments to reconcile net income from continuing operations to net cash from operating activities:
Gain on sale of securities available-for-sale	—	(18,766)	—
Equity in undistributed earnings of subsidiary	(3,722,613)	(1,487,155)	(1,369,725)
Increase (decrease) in other assets and liabilities, net	89,961	(15,468)	(140,804)

Net cash from continuing operations	506,859	2,396,570	2,318,756

Net cash from discontinued operations	—	—	8,299,630

Net cash from operating activities	506,859	2,396,570	10,618,386

Cash flows from investing activities:
Purchase of securities available-for sale	(1,000,000)	(1,000,000)	(2,000,000)
Proceeds from sales, maturities and paydowns of securities available-for-sale	1,067,618	2,005,015	256,429

Net cash from investing activities	67,618	1,005,015	(1,743,571)

Cash flows from financing activities:
Payments on line of credit	—	—	(700,000)
Redemption of common stock	—	(623,715)	(220,110)
Proceeds from issuance of common stock	251,751	248,363	78,501
Dividends paid to stockholders	(2,747,421)	(5,061,359)	(2,181,826)

Net cash from financing activities	(2,495,670)	(5,436,711)	(3,023,435)

Net increase (decrease) in cash and cash equivalents	(1,921,193)	(2,035,126)	5,851,380
Cash and cash equivalents at beginning of year	4,571,534	6,606,660	755,280

Cash and cash equivalents at end of year	$2,650,341	$4,571,534	$6,606,660

(23) Discontinued Operations—Sale of Valley Bancorp, Inc.

        On July 31, 2003, United sold its majority-owned subsidiary, Valley Bancorp, Inc. ("Valley"). At the time of the sale, taking into account stock options which were exercised immediately prior to closing, United owned approximately 62% of Valley's issued and outstanding capital stock. United received sales proceeds of approximately $9 million from the sale of the stock.

        The prior year income statements as reported herein for the year ended December 31, 2003 reports the results of operations of Valley in discontinued operations. Income from discontinued operations also includes the gain on the sale of Valley net of applicable income tax provisions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of United's financial condition and results of operations should be read in conjunction with "Selected Financial Data" and its financial statements and related notes appearing elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. United's actual results could differ significantly from those projected in the forward-looking statements as a result of certain factors, including those discussed in "Cautionary Statement" and elsewhere in this report. United assumes no obligation to update the forward-looking statements or such factors.

Selected United Financial Data

        The following results of operations are derived from the audited consolidated financial statements.

	Years ended December 31,
(In thousands, except per share data)	2005	2004	2003
Interest income	$21,309	$18,165	$17,808
Interest expense	7,177	5,153	5,955

Net interest income	14,132	13,012	11,853
Provision for loan losses	230	70	778

Net interest income after provision for loan losses	13,902	12,942	11,075
Non-interest income	4,550	4,427	6,184
Non-interest expense	11,787	11,089	11,492

Income from continuing operations before income taxes	6,665	6,280	5,767
Provision for income taxes	2,525	2,362	1,938

Income from continuing operations	4,140	3,918	3,829
Income from discontinued operations	—	—	891

Net income	$4,140	$3,918	$4,720

Basic earnings per share
Continuing operations	$1.35	$1.29	$1.26
Discontinued operations	—	—	.29

Net income	$1.35	$1.29	$1.55

Weighted average shares outstanding—basic	$3,061	$3,043	$3,050

Diluted earnings per share
Continuing operations	$1.32	$1.25	$1.22
Discontinued operations	—	—	.28

Net income	$1.32	$1.25	$1.50

Weighted average shares outstanding—diluted	$3,147	$3,143	$3,139

Results of Operations—Three Years Ended December 31, 2005

        United's net income for the year ended December 31, 2005 was $4.1 million, or basic and diluted earnings per share of $1.35 and $1.32, respectively. This compares to net income of $3.9 million, or basic and diluted earnings per share of $1.29 and $1.25, respectively, in 2004 and to net income of $4.7 million, or basic and diluted earnings per share of $1.55 and $1.50, respectively, in 2003.

        During 2005, United's continuing operations contributed $4.1 million in net income or $1.32 per diluted share, compared to $1.25 per diluted share in 2004 and $1.22 per diluted share in 2003.

        Summary Results for 2005 Compared to 2004.    Strong loan growth in 2005 and increases in interest rates were the driving factors behind the $3.1 million increase in interest income during 2005. Interest bearing deposits increased $36.2 million or 17.2% in 2005 over 2004. This growth along with increased interest rates paid on deposits represented 87.2% of the total increase in interest expense in 2005.

        Net interest income increased $1.1 million or 8.6% to $14.1 million in 2005, and the provision for loan losses increased $.1 million, resulting in a total increase of $1.0 million, or 7.4%, in net interest income after provision for loan losses. Non-interest income increased $.2 million, or 2.8%, in 2005 to $4.6 million over 2004, including a $.4 million increase in gain on sale of loans and a $.2 million decrease in gain on sale of securities. The $.7 million increase in non-interest expense in 2005 includes a $.5 million increase in salaries and commissions and a $.1 million increase in legal and accounting costs.

        United's results of operations for the year ended December 31, 2005 were impacted favorably by consistent mortgage lending volumes and growth in net interest income. Interest rates increased steadily in 2005, with a gradual 1.90% increase of the federal funds rate by the Federal Reserve Board for the twelve months ended December 31, 2005.

        Interest rate margins at Heritage Bank declined .06% to 4.16% in 2005 from 4.22% in 2004. Average yields on interest-earning assets rose .38% in 2005 as compared to 2004, while average rates on interest-bearing liabilities increased .49%. This resulted in a drop in interest rate spread of .11% from 3.86% in 2004 to 3.75% in 2005.

        Summary Results for 2004 Compared to 2003.    Net interest income increased $1.1 million to $13.0 million in 2004, or 9.8%, and the provision for loan losses decreased $.7 million, resulting in a total increase of $1.9 million, or 16.9%, in net interest income after provision for loan losses. Non-interest income decreased $1.8 million, or 29.0%, in 2004 to $4.4 million over 2003, due to a record gain on sale of loans by United's mortgage lending activities in 2003.

        United's subsidiary, Heritage Bank, experienced a significant increase in net loan volumes in 2004 of $37.8 million, a 16.6% increase in net loans over 2003. In the 2004 lower rate environment, Heritage Bank focused on its strengths as a community service bank to remain competitive and retain favorable client relationships. Total loans secured by real estate were up $25.1 million in 2004 over 2003. Commercial loans were also up $8.4 million and consumer loans have increased $2.7 million for the same time period.

        Interest rate margins at Heritage Bank rose 19% to 4.22% in 2004 from 4.03% in 2003. Average yields on interest-earning assets declined 17% in 2004 as compared to 2003, while average rates on interest-bearing liabilities decreased .45%. This resulted in a change in interest rate spread of .28% from 3.58% in 2003 to 3.86% in 2004.

        The $.8 million decrease in income from discontinued operations in 2004 was the result of the sale of United's majority owned subsidiary Valley Bancorp Inc. in July 2003. For more details on this transaction, see "Discontinued Operations" in this report.

        Critical Accounting Policies.    United has identified its most critical accounting policies to be that related to the allowance for loan losses, stock-based compensation and accounting for securities available-for-sale.

        United's allowance for loan losses methodology incorporates a variety of risk considerations in establishing an allowance for loan losses that management believes is appropriate. Risk factors include historical loss experience, delinquency and charge-off trends, collateral values, an analysis of the current loan portfolio, and the level of non-performing and impaired loans. An internal loan risk grading system is also used to evaluate potential losses of individual loans. Other factors include the future economic trends in United's markets and, in particular, the state of certain industries. Changes in any of the above factors could have a significant effect on the calculation of the allowance for loan losses in any given period. Therefore, a full analysis is performed by management on a quarterly basis to ensure that changes in estimated loan loss levels are adjusted on a timely basis.

        SFAS No. 123, "Accounting for Stock-Based Compensation," requires disclosure about stock-based compensation arrangements regardless of the method used to account for them. As permitted by SFAS No. 123, United applies the accounting provisions of Accounting Principles Board (APB) Opinion No. 25, and therefore discloses the difference between compensation cost included in net income and the related cost measured by the fair value-based method defined by SFAS No. 123, including tax effects, that would have been recognized in the statement of operations if the fair value method had been used. Under APB Opinion No. 25, no compensation cost has been recognized for United's stock option plan. Had compensation cost for this plan been determined consistent with SFAS No. 123 and recognized over the vesting period, United's net income and earnings per share would have been reduced to the following pro forma amounts:

	2005		2004		2003
(Dollars in thousands, except for share amounts)	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
Net income	$4,140	$4,120	$3,918	$3,865	$4,720	$4,661

Basic earnings per Share:
Continuing operations	$1.35	$1.35	$1.29	$1.27	$1.26	$1.24
Discontinued operations	—	—	—	—	.29	.29

	$1.35	$1.35	$1.29	$1.27	$1.55	$1.53

Diluted earnings Per share:
Continuing Operations	$1.32	$1.31	$1.25	$1.23	$1.22	$1.21
Discontinued Operations	—	—	—	—	.28	.28

	$1.32	$1.31	$1.25	$1.23	$1.50	$1.49

        In December 2004, FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment." This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award.

        A public entity will initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period.

        The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, the incremental value of compensation cost will be recognized.

        As a public company, this Statement becomes effective for United as of January 1, 2006. United will continue to use the same fair value based method to compute stock-based employee compensation as was used in prior years for disclosure purposes under SFAS No. 123. As of December 31, 2005, management estimates the total stock-based employee compensation expense that United will report during 2006 will be approximately $.01 to $.02 per share. This amount is subject to revisions as assumptions are finalized.

        United has also identified its accounting method for securities available-for-sale to be a critical accounting policy. Securities available-for-sale are carried at fair value and unrealized gains and losses (net of related tax effects) are excluded from earnings and reported as a separate component of stockholders' equity. Declines in the fair value of available-for-sale securities below carrying value that are other than temporary are changed to expense as realized losses and the related carrying value is reduced to fair value. In estimating other-than-temporary losses, management considers (1) the length of time and extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of United to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. (See Part IV, Item 15- "Notes to Consolidated Financial Statements-Securities Available-For-Sale").

        Discontinued Operations.    On July 31, 2003, United sold its majority-owned subsidiary, Valley Bancorp Inc. ("Valley"), to Marquette Financial Companies. An after-tax gain of $714,129 was recorded on the sale, and along with the results of operations of Valley, is recorded within the consolidated income statement as net income from discontinued operations. All previously issued consolidated financial statements have been restated to also disclose the assets, liabilities, and operations of Valley as discontinued operations. Valley's discontinued operations resulted in income net of tax of $890,716, or $.28 per diluted share, during 2003.

        Unless noted otherwise, the results of operation of the discontinued segment are excluded from the following presentation and discussions. The footnotes to the accompanying consolidated financial statements include additional presentation and discussions regarding the discontinued operations of Valley.

        Net Interest Income.    Like most financial institutions, the most significant component of United's earnings is net interest income, which is the difference between the interest earned on interest-earning assets (loans, investment securities, mortgage-backed securities and other interest-earning assets), and the interest paid on deposits and borrowings. This amount, when divided by average interest-earning assets, is referred to as the net interest margin and expressed as a percentage. Net interest income and net interest margin are affected by changes in interest rates, the volume and the mix of interest-earning assets and interest-bearing liabilities, and the level of non-performing assets. The difference between the yield on interest-earning assets and the cost of interest-bearing liabilities expressed as a percentage is referred to as the net interest rate spread.

        The following table illustrates the changes in United's net interest income due to changes in volume and changes in net interest income due to changes in rates:

	Year Ended December 31, 2005 vs. 2004				Year Ended December 31, 2004 vs. 2003
	Increase (decrease) due to				Increase (decrease) due to
	Volume	Rate	Rate/ Volume	Total	Volume	Rate	Rate/ Volume	Total
	(Dollars in thousands)
Interest-earning assets:
Loans	$2,411	$751	$110	$3,272	$1,731	$(1,030)	$(113)	$(588)
Investment and mortgage Backed securities	(169)	32	(3)	(140)	(38)	(32)	1	(69)
Other interest-earning Assets	(25)	46	(9)	12	(134)	(52)	24	(162)

Total interest-earning Assets	$2,217	$829	$98	$3,144	$1,559	$(1,114)	$(88)	$357
Interest-bearing Liabilities:
Interest-bearing Demand	(6)	25	(1)	18	27	(59)	(7)	(39)
Savings deposits	(42)	79	(7)	30	24	(195)	(8)	(179)
Time deposits	951	572	195	1718	(44)	(590)	8	(626)
Borrowings	78	182	(1)	259	426	(313)	(71)	42

Total interest-bearing Liabilities	$981	$858	$186	$2,025	$433	$(1,157)	$(78)	(802)

Net interest income	$1,236	$(29)	$(88)	$1,119	$1,126	$43	$(10)	$1,159

        The following tables set forth average balances for interest-earning assets and interest-bearing liabilities, the interest and yield on interest-earning assets, the interest and rate paid on interest-bearing liabilities, the net interest income and net interest spread, and the net interest margin for the years indicated:

Average Balance Sheet

	Year Ended December 31, 2005
	Average Balance	Interest	Average Yield/Rate
	(Dollars in thousands)
Interest-earning assets:
Loans(1)	$294,112	$19,717	6.70%
Investment and mortgage-backed securities	35,858	1,446	4.03%
Other interest-earning assets	9,666	146	1.52%

Total interest-earning assets	$339,636	$21,309	6.27%
Non-interest-earning assets	27,981

Total assets	$367,617

Interest-bearing liabilities:
Interest-bearing demand	$31,390	$212.68%
Savings deposits	54,298	478.88%
Time deposits	144,276	4,509	3.12%
Borrowings	54,810	1,978	3.61%

Total interest-bearing liabilities	$284,774	$7,177	2.52%

Stockholders' equity	$31,002

Net interest income		$14,132

Net interest spread			3.75%
Net interest margin(2)			4.16%

(1)
Includes nonaccrual loans.

(2)
Computed on a fully taxable basis, without regard to tax equivalent yields.

Average Balance Sheet

	Year Ended December 31, 2004
	Average Balance	Interest	Average Yield/Rate
	(Dollars in thousands)
Interest earning assets:
Loans(1)	$256,512	$16,445	6.41%
Investment and mortgage-backed securities	40,133	1,586	3.95%
Other interest-earning assets	11,860	134	1.13%

Total interest-earning assets	$308,505	$18,165	5.89%
Non-interest-earning assets	22,686

Total assets	$331,191
Interest-bearing liabilities:
Interest-bearing demand	$32,351	$194.60%
Savings deposits	59,925	448.75%
Time deposits	107,603	2,791	2.59%
Borrowings	54,105	1,720	3.18%

Total interest-bearing liabilities	$253,984	$5,153	2.03%

Stockholders' equity	$30,773

Net interest income		$13,012

Net interest spread			3.86%
Net interest margin(2)			4.22%

(1)
Includes nonaccrual loans.

(2)
Computed on a fully taxable basis, without regard to tax equivalent yields.

Average Balance Sheet

	Year Ended December 31, 2003
	Average Balance	Interest	Average Yield/Rate
	(Dollars in thousands)
Interest-earning assets:
Loans(1)	$231,260	$15,857	6.86%
Investment and mortgage-backed securities	41,083	1,655	4.03%
Other interest-earning assets	21,631	296	1.37%

Total interest-earning assets	$293,974	$17,808	6.06%
Non-interest-earning assets	18,896

Total assets	$312,870

Interest-bearing liabilities:
Interest-bearing demand	$29,039	233.80%
Savings deposits	57,671	627	1.09%
Time deposits	109,018	3,416	3.13%
Borrowings	44,678	1,679	3.76%

Total interest-bearing liabilities	$240,406	$5,955	2.48%

Stockholders' equity	$31,557

Net interest income		$11,853

Net interest spread			3.58%
Net interest margin(2)			4.03%

(1)
Includes nonaccrual loans.

(2)
Computed on a fully taxable basis, without regard to tax equivalent yields.

        Interest-Earning Assets.    The yield earned on loans outstanding (including residential mortgage loans held-for-sale) during 2005 was 6.70% compared to 6.41% in 2004 and 6.86% in 2003. Increased volume of loans and increased rates on loans from 2004 to 2005 resulted in total interest income on loans of $19.7 million for 2005 compared to $16.4 million for 2004 and $15.9 million for 2003. The yield earned on taxable securities increased to 4.03% in 2005 from 3.95% in 2004 as longer term securities matured and were replaced at current, higher rates. The average other interest-earning assets balances decreased $2.2 million during 2005 to $9.7 million compared to 2004, and the yield earned on these assets increased .39% to 1.52%. The total yield earned on all interest-earning assets increased to 6.27% in 2005 from 5.89% and 6.06% for the years 2004 and 2003, respectively. As discussed above, the increase in interest income is due to continued increases in interest rates and increases in interest-earning assets.

        Interest-Bearing Liabilities.    The rate paid for each category of interest-bearing liabilities began to increase during 2005. The yield on interest-bearing demand deposit accounts increased to .68% in 2005 compared to .60% and .80% in 2004 and 2003, respectively. The yield on savings deposits increased to .88% in 2005 compared to .75% and 1.09% in 2004 and 2003, respectively. Average rates on certificates of deposit also increased to 3.12% during 2005 from 2.59% in 2004 and 3.13% in 2003. As certificates of deposit matured during 2005, they were generally renewed or replaced at higher rates. Borrowings had increases in rate and in volume and interest expense in 2005 compared to 2004. For all interest-bearing liabilities, the average rate paid increased to 2.52% in 2005 from 2.03% in 2004 and 2.48% in 2003.

        Net interest income for the year ended December 31, 2005 was $14.1 million, an increase of $1.1 million from $13.0 million in 2004, which was $1.1 million higher than 2003. The net interest margins for the periods ended December 31, 2005, 2004 and 2003 were 4.16%, 4.22% and 4.03%, respectively.

        The following factors affected United's interest yields, margins, and spread when comparing the year ending December 31, 2005, to 2004. During 2004, the national federal funds' interest rate and United's prime rate remained constant the first six months of the year at 4.00% and increased by .25% in July 2004. Starting in August of 2004, the rate increased monthly for a total increase of .90% for the remainder of the year. By comparison, in 2005, these rates increased on a monthly basis, from 5.25% in January 2005 to 7.15% in December 2005, an increase of 1.90%. In addition, both interest-earning assets and interest-bearing liabilities have seen a change in the mix of their respective components. Interest spread and interest margins decreased in 2005 compared to 2004, while yields and costs increased under the same comparison.

        Loan volumes increased in 2005 with a decrease in volumes of investment securities and other assets, which was also consistent with the results in 2004. Borrowing volumes were up in both 2005 and 2004, with rates increasing in 2005 and 2004. In 2005, volumes of time deposits were up significantly with respective increases in rates paid on time deposits.

        Provision for Loan Loss.    United provided $.2 million for loan losses in 2005 compared to $.1 million in 2004 and $.8 million in 2003. The increase in the loan loss provision in 2005 was the result of loan growth in 2005. The decreases in loan loss provisions in both 2005 and 2004 as compared to 2003 reflect management's view on future loan loss and overall condition of the loan portfolio, past due loans and loan growth.

        The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level which is considered adequate to absorb probable losses in the loan portfolio in accordance with accounting principles generally accepted in the United States of America ("GAAP") as of the reporting date. Future additions to United's allowance for loan losses and any change in the related ratio of the allowance for loan losses to non-performing assets are dependent upon the performance and composition of United's loan portfolio, the economy, inflation, changes in real estate values and interest rates and the view of the regulatory authorities toward adequate reserve levels.

        Non-Interest Income.    In addition to net interest income, United generates significant non-interest income from a range of retail banking services, including mortgage banking activities and service charges for deposit services. Non-interest income increased by $.2 million, or 4.5%, in 2005 to $4.6 million compared to $4.4 million in 2004 and $6.2 million in 2003, principally due to the level of fees from the real estate production activity at Heritage Bank. United's loan demand continued to be strong in the residential mortgage market, and particularly the purchase origination market, during 2005, as interest rates continued to be at levels which were attractive to customers in the residential mortgage market.

        Gain on sale of loans totaled $3.2 million in 2005, an increase of $.4 million over 2004 and a decrease of $1.8 million over the record 2003 total of $5.0 million. The increase in gain on sale of loans was offset in 2005 by an equal decrease in gain on sale of securities and other income. The decrease in other income was the result of lost rental income in 2005 from the sale of a building in 2004, which was previously leased. Customer service charges increased $.1 million in 2005 as a result of the growth in deposit accounts.

        Non-Interest Expense.    Non-interest expense increased $.7 million, or 6.3%, to $11.8 million from 2004 to 2005, and decreased $.4 million, or 3.5%, to $11.1 million from 2003 to 2004. Salary and employee benefit expense increased $.5 million to $7.1 million from 2004 to 2005 and decreased $.3 million to $6.6 million from 2003 to 2004 in part due to commissions paid to loan originators in Heritage Bank's mortgage banking department. Commissions increased $.2 million in 2005 to $1.4 million, compared to $1.2 million in 2004. The decrease in 2004 was $.7 million, down from $1.9 million in 2003.

        The remaining 2005 increase of $.2 million was split equally between occupancy and equipment expense and legal and accounting. Occupancy and equipment expense increased $.1 million due to utility and maintenance contract increases. Legal and accounting increased $.1 million due to higher accounting costs from Sarbanes Oxley Act compliance.

Financial Condition

        The following balance sheet information as of December 31, 2005 and 2004 is derived from the audited consolidated financial statements.

	December 31, 2005	December 31, 2004
Assets
Cash and cash equivalents	$19,127	$19,187
Securities available-for-sale	35,359	38,949
Loans held for sale	3,902	5,786
Loans receivable, net	311,997	265,011
Other assets	19,162	18,207

Total assets	$389,547	$347,140

Liabilities and Stockholders' Equity
Non-interest-bearing deposits	$56,641	$47,490
Interest-bearing deposits	247,050	210,845

Total deposits	303,691	258,335
Federal Home Loan Bank advances	42,044	44,794
Subordinated debt	3,093	3,093
Accrued expenses and other liabilities	8,741	10,290

Total liabilities	357,569	316,512

Stockholders' Equity	31,978	30,628

Total liabilities and stockholders' equity	$389,547	$347,140

        Loans Receivable and Loans Held for Sale.    Net loans receivable increased $47.0 million during 2005 to $312.0 million from $265.0 million at December 31, 2004. Commercial real estate loans increased $28.0 million to $79.0 million in 2005. Construction loans increased $12.1 million to $41.2 million in 2005. Agricultural loans increased $2.7 million to $27.5 million in 2005. Total loans secured by real estate increased $42.0 million to $193.3 million in 2005. Consumer loans increased $3.0 million to $40.3 million in 2005 and agricultural non-mortgage loans increased $1.5 million.

        Approximately 60% of the increase in net loans receivable was generated in Heritage Bank's Billings and Great Falls branches. Billings was a new market for Heritage Bank in 2004 and continued to increase its market share in 2005. Bozeman and Missoula continued to be robust markets representing approximately 18% and 15% of the total increase, respectively. Heritage Bank's Great Falls main branch continued to be successful on several larger credits for new customers, and on loans for existing customers who have expanded their operations. Construction loans in the Great Falls main branch have also increased as a function of low interest rates and a stable economy. The remaining increase of approximately 7% was spread proportionately between the remaining branches of Heritage Bank.

        The diverse loan portfolio includes: real estate residential mortgages, commercial and agricultural mortgages, agricultural and commercial non-mortgages, consumer loans secured by real estate, and various consumer installment loans. Heritage Bank also purchases and participates in commercial and lease financing loans. Heritage Bank had $32.6 million and $25.7 million of participation and purchased loans as of December 31, 2005 and 2004, respectively. Nearly all of these loans are secured by properties outside the Montana market area.

        Heritage Bank sells and retains the servicing rights for a portion of its residential real estate loans to agencies of Montana such as the Montana Board of Investments and the Montana Board of

Housing. Heritage Bank recognizes mortgage servicing rights as an asset regardless of whether the servicing rights are acquired or retained on loans originated and subsequently sold. The mortgage servicing rights are assessed for impairment based on the fair value of the mortgage servicing rights. As of December 31, 2005 and 2004, the carrying value of originated servicing rights was approximately $.7 million and $.5 million, respectively. Heritage Bank's servicing portfolio as of December 31, 2005 was $81.2 million and as of December 31, 2004 was $69.3 million.

        During 2005, loans held for sale by Heritage Bank decreased $1.9 million to $3.9 million at December 31, 2005 from $5.8 million at December 31, 2004. Approximately $165.8 and $142.4 million of loans were originated for sale and $170.9 and $143.3 million of loans were sold to the secondary market during 2005 and 2004, respectively.

        Allowance For Loan Losses.    The following schedule details changes in United's allowance for loan losses at December 31 for each of the five years indicated:

	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
	(Dollars in thousands)
Balance beginning of year	$3,708	$3,755	$3,113	$2,794	$2,011
Provision for loan losses	230	70	778	1,115	1,387
Charge-offs:
Residential	(14)	(45)	—	(15)	(5)
Commercial	(152)	(90)	(76)	(697)	(422)
Consumer	(51)	(50)	(72)	(173)	(215)

Total charge-offs	(217)	(185)	(148)	(885)	(642)
Recoveries	30	68	12	89	38

Net charge-offs	(187)	(117)	(136)	(796)	(604)

Balance end of year	$3,751	$3,708	$3,755	$3,113	$2,794

Allowance for loan losses to total loans at year end	1.19%	1.38%	1.63%	1.45%	1.28%

Net charge-offs to average Loans	.06%	.05%	.06%	.36%	.27%

        The following schedule allocates the loan loss reserve based on management's judgment of potential losses in the respective areas. While management has allocated the reserve to various portfolio segments for purposes of this table, the reserve is general in nature and is available for the portfolio in its entirety.

	December 31, 2005		December 31, 2004		December 31, 2003
	Allowance	% of loans in each category to total loans	Allowance	% of loans in each category to total loans	Allowance	% of loans in each category to total loans
	(Dollars in thousands)
Real estate loans:
1-4 residential	$216	13.5%	$278	16.2%	$193	16.2%
5 or more residential	29	1.0	28	1.1	51	1.4
Construction	388	13.0	272	10.8	279	7.4
Commercial and agricultural	1,397	33.7	1,160	28.2	1,285	29.6
Non-real estate loans:
Commercial and agricultural	1,249	26.1	1,508	29.8	1,357	30.8
Consumer	380	12.7	347	13.9	590	14.6
Unallocated	92	—	115	—	—	—

Total	$3,751	100.0%	$3,708	100.0%	$3,755	100.0%

	December 31, 2002		December 31, 2001
	Allowance	% of loans in each category to total loans	Allowance	% of loans in each category to total loans
	(Dollars in thousands)
Real estate loans:
1-4 residential	$97	16.0%	$106	16.5%
5 or more residential	68	2.2	64	2.3
Construction	221	7.1	249	8.9
Commercial and agricultural	1,040	30.0	906	29.8
Non-real estate loans:
Commercial and agricultural	1,233	30.8	1,082	29.4
Consumer	454	13.9	387	13.1
Unallocated	—	—	—	—

Total	$3,113	100.0%	$2,794	100.0%

        Real Estate and Other Personal Property Owned.    Total real estate and other personal property owned ("REO") of United was $.1 million, $.3 million and $.7 million at December 31, 2005, 2004 and

2003, respectively. The schedule below details properties both held for sale and investment by United as of the dates indicated.

	December 31, 2005	December 31, 2004	December 31, 2003
	(Dollars in thousands)
REO held for sale	$—	$195	$40

REO held for investment	$—	$—	$567
Accumulated depreciation	—	—	(77)

REO held for investment	$—	$—	$490

Total REO	$—	$195	$530

As a percent of total assets	—%	.05%	17%

Other personal property held for sale	$71	$98	$148

As a percent of total assets	.02%	.03%	.05%

        Securities Available-for-Sale.    United's securities available-for-sale decreased $3.6 million to $35.3 million at December 31, 2005 compared to $38.9 million at December 31, 2004. In 2005, United's purchases of securities available-for-sale were approximately $11.2 million while proceeds from sales, maturities and paydowns totaled approximately $14.2 million. United also recorded an unrealized loss in market values of approximately $.5 million in 2005 and amortization of purchase premium of $.1 million during 2005. During 2005, Heritage Bank utilized cash to fund loan growth rather than to purchase securities. The unrealized loss in market values was due to normal fluctuations in security prices caused by higher interest rates.

        Cash and Cash Equivalents.    Cash and cash equivalents from continuing operations decreased $.1 million during 2005 to $19.1 million at December 31, 2005 from $19.2 million at December 31, 2004. Net cash from operating activities, or net income adjusted for non-cash items, was $7.8 million in 2005. Net cash from investing activities such as the net increase in loans receivable and the net decrease in securities available-for-sale was $(44.7) million in 2005. Net cash from financing activities such as increases in deposits, net changes in borrowings and dividends paid to stockholders was $36.8 million, for a net decrease in cash and cash equivalents for 2005 of $(.1) million.

        Nonperforming Assets.    When a borrower fails to make a scheduled payment on a loan and does not cure the delinquency within 15 days, United's policy is to contact the borrower between the 15th and 30th day of delinquency to establish a repayment schedule. If a loan is not current, or a realistic repayment schedule is not being followed by the 90th day of delinquency, United will generally proceed with legal action to foreclose the property after the loan has become contractually delinquent 90 days. Loans contractually past due 90 days are classified as nonperforming. However, not all loans past due 90 days automatically result in the non-accrual of interest income. If a 90 days past due loan has adequate collateral, or is FHA insured or VA guaranteed, and management concludes that loss of principal and interest would likely not be realized, then interest income will continue to be accrued.

        The following schedule details the amounts of United's nonperforming assets, consisting of nonaccrual loans and accruing loans past due over 90 days. There have been no restructured loans during this time period.

	December 31, 2005		December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001
	(Dollars in thousands)
Principal Balances:
Accruing loans past due Over 90 days		$30	$75	$324	$553	$294
Non-accrual loans		—	327	498	86	708

Total		$30	$402	$822	$639	$1,002

Interest:
Due on non-accrual loans	$	none	$40	$128	$67	$83
Included in income		none	none	none	none	none

        Heritage Bank is required to review, classify and report to its Board of Directors its assets on a regular basis and classify them as "substandard" (distinct possibility that some loss will be sustained), "doubtful" (high likelihood of loss), or "loss" (uncollectible). Adequate valuation allowances are required to be established for assets classified as substandard or doubtful in accordance with GAAP. If an asset is classified as a loss, the institution must either establish a specific valuation allowance equal to the amount classified as loss or charge off such amount. At December 31, 2005, United had no assets reported as doubtful and no assets classified as loss. At December 31, 2004, United had $.3 million assets reported doubtful assets and no assets classified as loss. At December 31, 2005, 2004 and 2003, United had $.3 million, $.1 million and $.6 million, respectively, of reported substandard assets. As a percent of total assets, substandard assets were approximately .07%, .01% and .20% at December 31, 2005, 2004 and 2003, respectively.

        Deposits and Borrowings.    United experienced a net increase in deposits of $45.4 million or 17.6% in 2005 as deposits grew to $303.7 million at Heritage Bank in 2005 from $258.3 million in 2004. This included an increase in brokered funds by $9.9 million to $18.3 million in 2005 and from $8.4 million in 2004. The increase in deposits resulted from a combination of competitive rates on all deposit offerings, and Heritage Bank's commitment to community banking, both of which have attracted depositors.

        FHLB advances decreased $2.8 million in 2005 to $42.0 million from $44.8 million in 2004. Heritage Bank was able to repay $19.2 million in FHLB long term note advances in 2005 and received proceeds of $20.0 million on new FHLB long term note advances, for a net decrease of $2.8 million. At December 31, 2005, the current established available FHLB advance credit line for Heritage Bank was 25% of its assets. The weighted average interest rate on FHLB advances was 4.01% and 3.41% at December 31, 2005 and 2004, respectively. Advances from the FHLB are secured by pledges of FHLB stock and a blanket assignment of Heritage Bank's unpledged, qualifying mortgage loans, mortgage-backed securities and U.S. Government and federal agency securities.

        During 2005, Heritage Bank had a FHLB Cash Management Advance ("CMA") credit facility with a maximum allowable advance of $94.3 million, subject to available collateral limits. The credit facility expires on February 23, 2007. During 2005, there were advances of $56.1 million and repayments of $59.6 million made on the CMA credit facility. The outstanding balance due as of December 31, 2005 was $3.0 million, which is included in the balance disclosed in the preceding paragraph.

        United, at the parent company level, has a line of credit of $1.0 million with a correspondent bank at an interest rate of 1.75% over the federal funds rate, which totaled 5.69% and 3.69% at December 31, 2005 and 2004, respectively. This line is secured by United's Heritage Bank stock and expires November 1, 2006. Interest is payable quarterly. Principal is payable at maturity. There was no principal balance outstanding at December 31, 2005 and 2004, respectively.

        Asset/Liability Management.    United's earnings depend to a large extent on the level of its "net interest income." Net interest income depends upon the difference (referred to as "interest rate spread") between the yield on United's loan and investment portfolios and interest-earning cash balances ("interest-earning assets"), and the rates paid on its deposits and borrowings ("interest-bearing liabilities"). Net interest income is further affected by the relative amounts of United's interest-earning assets and interest-bearing liabilities. In recent years, United's interest-earning assets have exceeded interest-bearing liabilities. However, when interest-earning assets decrease as a result of non-accrual loans and investments in non-interest earning assets, net interest income and interest rate spread also decrease and any continued decrease in the level of interest-earning assets would generally result in a negative impact on earnings.

        One of the primary objectives of United's management has been to restructure United's balance sheet to reduce its vulnerability to changes in interest rates (Interest Rate Risk). Depository institutions historically have suffered from a mismatch in the term to maturity of their assets and liabilities, with mortgage loan assets tending to be of a much longer term than deposits, the primary liabilities of depository institutions. In periods of rising interest rates, this mismatch can render depository institutions vulnerable to increases in costs of funds (deposits and borrowings) that can outstrip increases in returns on longer-term fixed rate loans and investments, resulting in a decrease in positive interest rate spread and lower earnings.

        Several strategies have been employed by United to minimize the mismatch of asset and liability maturities. For the past several years, Heritage Bank has maintained a policy of selling the majority of newly originated long-term (15- to 30-year maturity) fixed-rate mortgage loans to the secondary market. These loans are sold at their outstanding principal balance, which is the prearranged contract purchase price, and therefore, no gain or loss is realized at sale. United promotes the origination and retention of loans providing for periodic interest rate adjustments, shorter terms to maturity or balloon provisions. United also emphasizes investment in adjustable rate or shorter-term mortgage-backed securities and other interest-earning investments. When maturities of loans increase, United offsets the increased interest rate risk with matching funds and maturities with FHLB borrowings.

        The following table shows the contractual maturities of United's loans as of December 31, 2005. The amounts reflected in the following table give no effect to assumptions regarding loan prepayments or payoffs. Loans with variable rates of interest are classified as due when the loan principal balances are contractually due, not when the interest rate reprices.

	December 31, 2005
	1 Year or Less	1-5 Years	5 Years and Beyond	Total
	(Dollars in thousands)
Fixed rate loans:
1-4 residential	$5,737	$11,639	$19,617	$36,993
Multi-family and commercial	3,456	10,384	12,551	26,391
Construction and undeveloped land	28,773	21,809	342	50,924
Commercial non-real estate(1)	5,746	23,198	6,893	35,837
Agriculture non-real estate	6,013	5,193	642	11,848
Consumer(2)	1,610	16,958	4,071	22,639

	51,335	89,181	44,116	184,632

Variable rate loans:
1-4 residential	5,490	9,259	950	15,699
Multi-family and commercial	7,695	42,352	6,821	56,868
Construction and undeveloped land	13,307	3,952	59	17,318
Commercial non-real estate(1)	19,009	9,121	439	28,569
Agriculture non-real estate	3,287	738	—	4,025
Consumer(2)	8,419	218	—	8,637

	57,207	65,640	8,269	131,116

Gross loans	$108,542	$154,821	$52,385	$315,748

Gross loans due after December 31, 2006
Fixed interest rates	$133,297
Floating or adjustable rates or balloon payments	73,909

$207,206

(1)
Includes loans on commercial savings accounts

(2)
Includes consumer loans secured by real estate

        The following table sets forth the book value, maturities and weighted average yield of United's investment portfolio at the dates indicated:

	December 31, 2005
	1 Year or Less	1-5 years	5-10 years	10 years and beyond	Total
	(Dollars in thousands)
U.S. government and agencies	$—	$2,457	$992	$2,974	$6,423
Mortgage-backed securities	26	6,750	2,260	18,820	27,856
Municipal bonds	—	467	—	120	587
Other	—	493	—	—	493

Total securities	$26	$10,167	$3,252	$21,914	$35,359

Weighted average yield	6.00%	4.04%	5.77%	4.65%	4.57%
	December 31, 2004
	1 Year or Less	1-5 years	5-10 years	10 years and beyond	Total
	(Dollars in thousands)
U.S. government and agencies	$—	$—	$2,007	$2,022	$4,029
Mortgage-backed securities	2	5,075	6,383	22,986	34,446
Municipal bonds	—	—	474	—	474

Total securities	$2	$5,075	$8,864	$25,008	$38,949

Weighted average yield	9.50%	4.29%	4.57%	4.01%	4.18%

	December 31, 2003
	1 Year or Less	1-5 years	5-10 years	10 years and beyond	Total
	(Dollars in thousands)
U.S. government and agencies	$—	$—	$2,516	$5,590	$8,106
Mortgage-backed securities	6	6,528	5,780	19,260	31,574
Municipal bonds	51	430	524	894	1,899
Other	—	1,105	548	47	1,700

Total securities	$57	$8,063	$9,368	$25,791	$43,279

Weighted average yield	5.31%	4.47%	4.58%	4.86%	4.73%

        Stockholders' Equity.    Stockholders' equity at December 31, 2005 was $32.0 million, or 8.21% of total assets, an increase of $1.4 million from $30.6 million, or 8.82% of total assets, at December 31, 2004. At December 31, 2005, book value was $10.41 per share. Increases included net income of $4.1 million for 2005 and the issuance of employee stock options of $.3 million. Other decreases included the payment of $2.7 million in cash dividends on United's common stock and an increase in unrealized loss on securities available-for-sale of $.3 million, after tax.

Liquidity and Capital Resources

        United's primary sources of funds are deposits, repurchase agreements, FHLB borrowings, proceeds from loan sales, and loan and mortgage-backed securities repayments. While maturities and scheduled amortization of loans and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by market interest rates, economic conditions and competition. In a period of rising interest rates, it is anticipated that mortgage prepayments would decrease and the proceeds from such prepayments generally would be invested in higher yielding loans or investments which would have the effect of increasing interest income. In a period of declining interest rates, it is anticipated that mortgage prepayments would increase. As a result, these proceeds from mortgage prepayments generally would be invested in lower yielding loans or other investments which have the effect of reducing interest income.

        United's liquidity, represented by cash and cash equivalents, is a result of its operations, investing and financing activities. These activities are summarized below for the years ended December 31, 2005, 2004 and 2003.

	For the Year Ended December 31,
	2005	2004	2003
	(Dollars in thousands)
Net income from continuing operations	$4,140	$3,917	$3,829
Adjustments to reconcile net income from continuing operations to net cash from continuing operations	3,700	(1,909)	10,551

Net cash from continuing operations	7,840	2,008	14,380
Net cash from discontinued operations	—	—	(732)

Net cash from operating activities	7,840	2,008	13,648
Net cash from investing activities	(44,725)	(35,121)	(5,909)
Net cash from financing activities	36,825	38,786	(15,260)

Net increase in cash and cash equivalents	(60)	5,673	(7,521)
Change in cash from discontinued operations	—	—	3,043
Cash and cash equivalents at beginning of year	19,187	13,514	17,992

Cash and cash equivalents at end of year	$19,127	$19,187	$13,514

        The primary investing activities of United are the origination of loans receivable and the purchase of investment securities, offset by the proceeds from maturities, calls, paydowns and sales of investment securities. During 2005, 2004 and 2003, loans receivable increased $47.3 million and $38.3 million and $15.1 million, respectively, which was a use of cash. Purchases of securities available-for-sale totaled $11.2 million, $18.5 million and $38.6 million in 2005, 2004 and 2003, respectively. During 2003 a net $8.3 million of cash was realized from the sale of Valley.

        During 2005, 2004 and 2003, investing activities were funded primarily by principal repayments on securities available-for-sale, the maturity of securities available-for-sale, and the sales of securities available-for-sale totaling $14.2 million, $22.5 million and $40.7 million, respectively.

        The major sources of cash flows from financing activities are increases in deposit accounts and additional borrowings. The major uses of cash flows from financing activities are withdrawals from deposit accounts, payments on borrowings, purchases of common stock, and payment of dividends to stockholders. For 2005, 2004, and 2003 the net increase (decrease) in cash flows from financing activities was $36.8 million, $38.8 million and $(15.3) million, respectively.

        Heritage Bank's most liquid assets are cash and cash in banks and highly liquid, short-term investments. The levels of these assets are dependent upon Heritage Bank's operating, financing, lending, and investing activities during any given period.

        Liquidity management of Heritage Bank is both a daily and long-term function of United's management strategy. Excess funds are generally invested in FHLB overnight funds. If Heritage Bank should require funds beyond its ability to generate them internally, additional sources of funds are available through the use of FHLB advances. At December 31, 2005 Heritage Bank had outstanding borrowings of $46.2 million which included $42.0 million of FHLB advances and $4.2 million of securities sold under agreements to repurchase. (See Part IV, Item 15- "Notes to Consolidated Financial Statements-Federal Home Loan Bank Advances and Securities Sold Under Agreements to Repurchase"). United has issued and outstanding $3.1 million of subordinated debt owed to trust. Management continues to monitor the interest rate repricing with respect to its ability to refinance this obligation, the first opportunity of which comes about in July 2006. (See Part IV, Item 15—"Notes to Consolidated Financial Statements-Subordinated Debentures").

        United is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on United's operations. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, United must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting guidelines. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

        At the parent company level, in addition to the $1.0 million line of credit, another source of liquidity is the payment of dividends to the parent company from Heritage Bank. State banks, such as Heritage Bank, may pay dividends up to the total of the prior two years earnings without permission of State regulators. This restriction on the payment of dividends has not had, and is not expected in the future to have, an impact on the ability of the parent company to meet its cash obligations.

        Quantitative measures established by regulation to ensure capital adequacy require United to maintain minimum amounts and ratios (set forth in the table below). As of December 31, 2005 United met all capital adequacy requirements to which it is subject.

			Minimum for capital Adequacy purposes
	Actual
(Dollars in thousands)
	Amount	Ratio	Amount	Ratio
December 31, 2005:
Total capital	$37,491	11.26%	$26,647	8.0%
Tier I capital	33,740	10.18	13,323	4.0
Tier I leverage	33,740	8.71	15,494	4.0

Off-Balance Sheet Arrangements

        Heritage Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit and involve, to varying degrees, elements of credit risk. Heritage Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. Heritage Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

        Financial instruments outstanding at December 31 whose contract amounts represent credit risk include:

(Dollars in thousands)	2005	2004
Unused lines of credit	$49,252	$52,887
Commitments outstanding- variable rate	10,461	5,775
Unfunded commitments under credit card arrangements	2,418	2,373
Letters of credit	1,891	970

        The majority of Heritage Bank's loans, commitments, and standby letters of credit have been granted to customers in Heritage Bank's market area, primarily central and western Montana. Substantially all such customers are also depositors of Heritage Bank. The concentrations of credit by type of loan are set forth above. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Outstanding commitments and standby letters of credit were granted primarily to commercial borrowers.

        At December 31, 2005, Heritage Bank had outstanding commitments to originate loans of $12.6 million, on 1-4 family mortgages at fixed and adjustable interest rates. These loans are to be secured by properties located in Heritage Bank's primary market areas. Heritage Bank anticipates that it will have sufficient funds available to meet current loan commitments.

Table of Contractual Obligations

        The following table presents United's contractual obligations as of December 31, 2005.

	December 31, 2005
(Dollars in thousands)	1 Year or Less	1-3 Years	4-5 Years	5 Years and Beyond	Total
FHLB advances	$23,000	$19,044	$—	$—	$42,044
Securities sold under agreements to repurchase	4,167	71	10	—	4,248
Purchase obligations	686	1,373	1,373	686	4,118
Operating leases	141	209	205	1,609	2,164
Subordinated debentures	—	—	—	3,093	3,093

Total	$27,994	$20,697	$1,588	$5,388	$55,667

ITEM 7A.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Market Risk.    Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates/prices such as interest rates, foreign currency exchange rates, commodity prices and equity prices. Since United's earnings depend on its level of interest rate spread, its primary market risk exposure is interest rate risk ("IRR").

        Interest Rate Risk.    United has established a formal IRR policy, and Heritage Bank has an Asset/Liability Management Committee ("ALCO") and an Investment Committee, which meet at least quarterly to review and report on management's efforts to minimize IRR. Members of the ALCO Committee are Kurt Weise, Kevin Clark, Paula Delaney, Steve Feurt and Renae Johnson. Several asset/liability management strategies have been employed by United to minimize its exposure to IRR. These include selling most newly originated long-term fixed-rate mortgages, promoting the origination and retention of loans providing for periodic interest rate adjustments, shorter terms to maturity or balloon provisions, and investing in adjustable rate or shorter-term mortgage-backed securities and other interest-earning investments.

INFORMATION ABOUT U.S. BANCORP

U.S. Bancorp
800 Nicollet Mall
Minneapolis, Minnesota 55402
(651) 466-3000

        U.S. Bancorp is a multi-state financial holding company headquartered in Minneapolis, Minnesota. U.S. Bancorp was incorporated in Delaware in 1929 and operates as a financial holding company and a bank holding company under the Bank Holding Company Act of 1956. U.S. Bancorp provides a full range of financial services, including lending and depository services, cash management, foreign exchange and trust and investment management services. It also engages in credit card services, merchant and automated teller machine ("ATM") processing, mortgage banking, insurance, brokerage and leasing.

        U.S. Bancorp's banking subsidiaries are engaged in the general banking business, principally in domestic markets. The subsidiaries range in size from $28 million to $134 billion in deposits and provide a wide range of products and services to individuals, businesses, institutional organizations, governmental entities and other financial institutions. Commercial and consumer lending services are principally offered to customers within the Company's domestic markets, to domestic customers with foreign operations and within certain niche national venues. Lending services include traditional credit products as well as credit card services, financing and import/export trade, asset-backed lending, agricultural finance and other products. Leasing products are offered through bank leasing subsidiaries. Depository services include checking accounts, savings accounts and time certificate contracts. Ancillary services such as foreign exchange, treasury management and receivable lock-box collection are provided to corporate customers. U.S. Bancorp's bank and trust subsidiaries provide a full range of asset management and fiduciary services for individuals, estates, foundations, business corporations and charitable organizations.

        Additional information about U.S. Bancorp and its subsidiaries is included in documents incorporated by reference in this document. See "Where You Can Find More Information."

DESCRIPTION OF U.S. BANCORP CAPITAL STOCK

        A description of U.S. Bancorp's capital stock after the merger is set forth below. This summary is qualified in its entirety by reference to applicable provisions of federal law governing bank holding companies, Delaware law, U.S. Bancorp's certificate of incorporation and U.S. Bancorp's bylaws, as described below. See "Where You Can Find More Information" on page 150.

Common Stock

        U.S. Bancorp is authorized to issue up to 4,000,000,000 shares of common stock, par value $.01 per share. As of September 30, 2006, there were 1,763,154,166 shares of common stock issued and outstanding with 209,488,841 shares of common stock held in treasury by U.S. Bancorp. U.S. Bancorp's common stock is listed on the New York Stock Exchange under the symbol "USB."

        Voting and Other Rights.    Each share of common stock is entitled to one vote per share, and, in general, a majority of votes cast with respect to a matter is sufficient to authorize action upon routine matters. Directors are elected by a majority of the votes cast, and stockholders do not have the right to cumulate their votes in the election of directors. For that reason, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. In general, however:

  •
  amendments to the certificate of incorporation are approved if the votes cast within a voting group favoring the action exceed the votes cast within the voting group opposing the action; and

  •
  a merger or dissolution, or the sale of all or substantially all of U.S. Bancorp's assets, must be approved by the affirmative vote of the holders of a majority of the voting power of the outstanding voting shares and the affirmative vote of the holders of a majority of the outstanding shares of each class entitled to vote on the matter as a class.

        No Preemptive or Conversion Rights.    U.S. Bancorp common stock will not entitle its holders to any preemptive rights, redemption privileges, sinking fund privileges or conversion rights.

        Assets upon Dissolution.    In the event of liquidation, holders of U.S. Bancorp common stock will receive proportionately any assets legally available for distribution to U.S. Bancorp stockholders with respect to shares held by them, subject to any prior rights of any of U.S. Bancorp preferred stock then outstanding.

        Distributions.    Holders of U.S. Bancorp common stock will be entitled to receive the dividends or distributions that the board of directors of U.S. Bancorp may declare out of funds legally available for these payments. The payment of distributions by U.S. Bancorp is subject to the restrictions of Delaware law applicable to the declaration of distributions by a corporation. Under Delaware law, a corporation may not pay a dividend out of net profits if the capital stock of the corporation is less than the stated amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of the corporation's assets. In addition, the payment of distributions to shareholders is subject to any prior rights of outstanding preferred stock.

        As a bank holding company, U.S. Bancorp's ability to pay distributions is affected by the ability of U.S. Bancorp's banking subsidiaries to pay dividends. The ability of these banking subsidiaries, as well as U.S. Bancorp, to pay dividends in the future currently is, and could be further, influenced by bank regulatory requirements and capital guidelines.

        Restrictions on Ownership.    The Bank Holding Company Act of 1956 requires any bank holding company (as defined in that Act) to obtain the approval of the Federal Reserve Board prior to acquiring more than 5% of U.S. Bancorp's outstanding common stock. Any person other than a bank holding company is required to obtain prior approval of the Board of Governors of the Federal

Reserve System to acquire 10% or more of U.S. Bancorp's outstanding common stock under the Change in Bank Control Act. Any holder of 25% or more of U.S. Bancorp's outstanding common stock, other than an individual, is subject to regulation as a bank holding company under the Bank Holding Company Act.

  Preferred Stock

        U.S. Bancorp is authorized to issue up to 50,000,000 shares of preferred stock, par value $1.00 per share. The U.S. Bancorp board of directors is authorized to issue preferred stock in one or more series, to fix the number of shares in each series, and to determine the designations and preferences, limitations and relative rights of each series, including dividend rates, terms of redemption, liquidation preferences, sinking fund requirements, conversion rights, voting rights, and whether the preferred stock can be issued as a share dividend with respect to another class or series of shares, all without any vote or other action on the part of shareholders. This power is limited by applicable laws or regulations and may be delegated to a committee of U.S. Bancorp's board of directors. U.S. Bancorp currently has 40,000 shares of Series B Non-Cumulative Perpetual Preferred Stock outstanding.

        The rights of holders of U.S. Bancorp common stock will be subject to, and may be adversely affected by, the rights of holders of any other preferred stock that may be issued in the future. Any such issuance may adversely affect the interests of holders of U.S. Bancorp common stock by (1) limiting the control that the holders may exert by exercise of their voting rights or (2) subordinating their rights in liquidation to the rights of the holders of preferred stock. In addition, the issuance of shares of preferred stock may discourage takeover attempts and other changes in control by limiting the exercise of control by a person who has gained a substantial equity interest in U.S. Bancorp.

  Shareholder Rights Plan

        U.S. Bancorp has a shareholder rights plan that could discourage unwanted or hostile takeover attempts that are not approved by U.S. Bancorp's board. On February 27, 2001, U.S. Bancorp's board declared a dividend of one preferred share purchase right for each outstanding share of common stock as of March 9, 2001. The rights currently trade with, and are inseparable from, the common stock.

        Each right allows its holder to purchase from U.S. Bancorp one one-thousandth of a share of U.S. Bancorp's Series A Junior Participating Preferred Stock for $100, once the rights become exercisable. This portion of a preferred share will give the shareholder approximately the same dividend and liquidation rights as would one share of common stock. Prior to exercise, a right does not give its holder any dividend, voting or liquidation rights.

        The rights generally will not be exercisable until the earlier of:

  •
  10 days after a public announcement that a person or group has obtained beneficial ownership of 10% or more of U.S. Bancorp's outstanding common stock; or

  •
  10 business days after a person or group begins a tender or exchange offer that, if completed, would result in that person or group becoming the beneficial owner of 10% or more of U.S. Bancorp's outstanding common stock.

        The date when the rights become exercisable is referred to in the rights plan as the "distribution date." After that date, the rights will separate from the common stock and will be evidenced by book-entry credits or by rights certificates that U.S. Bancorp will mail to all eligible holders of common stock. A person or member of a group that has obtained beneficial ownership of 10% or more of U.S. Bancorp's outstanding common stock may not exercise any rights even after the distribution date.

        A person or group that acquires beneficial ownership of 10% or more of U.S. Bancorp's outstanding common stock is called an "acquiring person." The consequences of a person or group becoming an acquiring person include the following:

  •
  Flip In. If a person or group becomes an acquiring person, all holders of rights other than the acquiring person may purchase shares of U.S. Bancorp common stock at half their market value.

  •
  Flip Over. If, after a person or group becomes an acquiring person, U.S. Bancorp is acquired by another entity in a merger or similar transaction, all holders of rights other than the acquiring person may purchase shares of the acquiring company at half their market value.

        The U.S. Bancorp board of directors may redeem the rights for $.01 per right at any time before a person or group becomes an acquiring person. If the board redeems any rights, it must redeem all of the rights. Once the rights are redeemed, the only right of the holders of rights will be to receive the redemption price of $.01 per right.

        The U.S. Bancorp board may adjust the purchase price of the preferred shares, the number of preferred shares issuable and the number of outstanding rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the preferred shares or common stock. No adjustments to the exercise price of less than 1% will be made.

        The terms of the rights plan may be amended by the U.S. Bancorp board without the consent of the holders of the rights. However, after a person or group becomes an acquiring person, the U.S. Bancorp board may not amend the plan in a way that adversely affects the holders of the rights.

Additional Anti-takeover Provisions Contained in the Certificate of Incorporation and Bylaws

        In addition to the ability to issue preferred stock and preferred share rights as described above, the U.S. Bancorp certificate of incorporation and bylaws contain additional provisions that may make it less likely that U.S. Bancorp management would be changed or that someone would acquire voting control of U.S. Bancorp without U.S. Bancorp's board's consent.

        Amendment of Bylaws.    Under U.S. Bancorp's bylaws, U.S. Bancorp's board of directors can supplement, amend or repeal the bylaws, subject to limitations under the Delaware General Corporation Law. U.S. Bancorp's stockholders also have the power to supplement, amend or repeal U.S. Bancorp's bylaws at any annual or special meeting of the stockholders.

        Classified Board.    U.S. Bancorp's board of directors is divided into three classes, with the classes serving staggered three-year terms. The members of one of the three classes are elected by U.S. Bancorp's stockholders each year.

COMPARATIVE MARKET PRICES AND DIVIDENDS

        United common stock is listed on the Nasdaq Global Market and U.S. Bancorp common stock is listed on the New York Stock Exchange. The following table sets forth the high and low closing prices of shares of United common stock and U.S. Bancorp common stock as reported on the Nasdaq Global Market or New York Stock Exchange, as applicable, and the quarterly cash dividends declared per share for the periods indicated. United shareholders and U.S. Bancorp stockholders are advised to obtain current market quotations for United common stock and U.S. Bancorp common stock. The market price of United common stock and U.S. Bancorp common stock will fluctuate between the date of this document and the completion of the merger. No assurance can be given concerning the market price of United common stock or U.S. Bancorp common stock before the effective date of the registration statement, or the market price of U.S. Bancorp common stock after the effective date of the registration statement.

	U.S. Bancorp Common Stock			United Common Stock
	High	Low	Dividend	High	Low	Dividend
2004
First Quarter	29.36	27.21	.24	23.02	19.84	.21
Second Quarter	28.56	25.13	.24	20.73	18.34	1.01
Third Quarter	30.00	27.62	.24	19.54	17.94	.22
Fourth Quarter	31.53	27.75	.30	19.77	18.59	.22
2005
First Quarter	31.06	28.30	.30	19.75	18.88	.22
Second Quarter	29.75	27.16	.30	20.20	18.88	.20
Third Quarter	30.64	28.08	.30	20.16	19.12	.23
Fourth Quarter	30.92	27.57	.33	21.56	20.75	.23
2006
First Quarter	31.19	29.03	.33	23.92	20.50	.23
Second Quarter	31.82	30.33	.33	23.40	21.34	.23
Third Quarter, 2006	33.30	30.71	.33	22.28	19.31	.23
Fourth Quarter, 2006 (through December 21, 2006)	36.46	33.08		24.85	19.99	.23

COMPARISON OF SHAREHOLDERS' RIGHTS

        The rights of United's shareholders are governed by the Minnesota Business Corporation Act, or MBCA, and United's articles of incorporation and bylaws. The rights of U.S. Bancorp stockholders are governed by the Delaware General Corporation Law, or DGCL, and U.S. Bancorp's certificate of incorporation and bylaws. After the merger, the rights of U.S. Bancorp's stockholders and United's former shareholders will be governed by the DGCL and U.S. Bancorp's certificate of incorporation and bylaws. The following discussion summarizes the material differences between the rights of United shareholders and the rights of U.S. Bancorp stockholders. You should read U.S. Bancorp's certificate of incorporation and bylaws, and United's articles of incorporation and bylaws carefully and in their entirety.

United	U.S. Bancorp

Authorized Capital

The authorized capital stock of United consists of 8,000,000 shares of common stock, no par value, and 2,000,000 shares of preferred stock, no par value. As of December 18, 2006, 3,077,497 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.	The authorized capital stock of U.S. Bancorp consists of 4,000,000,000 shares of common stock, $0.01 par value per share, and 50,000,000 shares of preferred stock, par value $1.00 per share. As of September 30, 2006, 1,763,154,166 shares of common stock were issued and outstanding and 40,000 shares of preferred stock were issued and outstanding or held by U.S. Bancorp in its treasury.

Number of Directors

Minnesota law provides that the board of directors of a Minnesota corporation shall consist of one or more directors as fixed by the articles of incorporation or bylaws of the corporation. The bylaws of United state that the number of directors shall be no less than five (5) or more than twenty-five (25), subject to the authority of the board of directors to increase or decrease the number of directors as permitted by law.	Delaware law provides that the board of directors of a Delaware corporation shall consist of one or more directors as fixed by the corporation's certificate of incorporation or bylaws. U.S. Bancorp's restated certificate of incorporation provides that the number of directors shall be fixed in the bylaws, but shall not be less than twelve (12) nor more than thirty (30). U.S. Bancorp's restated bylaws provide that the number of directors shall be fixed from time to time by resolution of the board of directors.

Classified Board of Directors

Minnesota law permits a corporation's board of directors to be divided into classes as provided in the articles of incorporation or bylaws. The bylaws of United provide that the terms of the directors shall be three (3) years and the United board shall be classified in order to stagger the terms of the directors by dividing the total number of directors into three groups or classes each containing as near as possible one-third of the total number of directors comprising the board. The term of the first group shall expire upon the first annual meeting of the shareholders to be held immediately following their election, the term of the second group shall expire upon the second annual meeting following their election and the third group shall expire upon the third annual meeting following their election. At each annual meeting thereafter the directors shall be chosen for a term of three years. Each of the directors shall hold office for the term for which he was elected or until his successor shall have been elected and shall qualify, or until he shall resign, or shall have been removed as hereinafter provided.	Delaware law permits, but does not require, a Delaware corporation to provide in its certificate of incorporation for a classified board of directors, dividing the board of directors into up to three classes of directors with staggered terms of office, with only one class of directors to be elected each year for a maximum term of three years. U.S. Bancorp's restated certificate of incorporation provides that the directors of U.S. Bancorp are divided into three classes (Class I, Class II and Class III), with each class having the same number of directors as nearly as is possible. The term of office of the Class I directors will expire at U.S. Bancorp's annual meeting in 2008, the term of office of the Class II directors will expire at U.S. Bancorp's annual meeting in 2009, and the term of office of the Class III directors will expire at U.S. Bancorp's annual meeting in 2007. At each annual election of directors, the directors chosen to succeed those whose terms have then expired are identified as being of the same class as the directors they succeed and are elected for a term expiring at the third succeeding annual election of directors.

United	U.S. Bancorp

Cumulative Voting

Minnesota law provides that each shareholder entitled to vote for directors has the right to cumulate those votes in the election of directors by giving written notice of intent to do so, unless the corporation's articles of incorporation provide otherwise. The articles of incorporation of United provide that there shall be no cumulative voting among shareholders of United.	Under Delaware law, stockholders of a Delaware corporation do not have the right to cumulate their votes in the election of directors, unless such right is granted in the certificate of incorporation of the corporation. U.S. Bancorp's restated certificate of incorporation does not provide for cumulative voting by U.S. Bancorp stockholders.

Vacancies

Minnesota law and the bylaws of United provide that vacancies in the United board occurring by reason of death, resignation, increase in the number of directors by the shareholders or otherwise, shall be filled for the unexpired term by a majority of the remaining directors of the board; newly created directorships resulting from an increase in the authorized number of directors by action of the board may be filled by a majority vote of the directors serving at the time of such increase; and such directors so chosen shall hold office until the next election of the class for which such directors shall have been chosen, and until their successors shall be elected and shall have qualified.	Delaware law provides that, unless the corporation's certificate of incorporation or bylaws provide otherwise, vacancies and newly created directorships resulting from an increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office. Delaware law further provides that, in the case of corporations with classified boards, any director elected to fill a vacancy or newly created directorship will hold office until the next election of the class for which such director shall have been chosen, and until his or her successor has been elected or qualified. U.S. Bancorp's restated certificate of incorporation provides that vacancies among directors elected to a class are to be filled by the remaining directors elected to that class. Vacancies resulting from an increase in the number of directors may be filled by a majority of the directors then in office, and the directors so chosen will hold office until the next election of the class for which the directors were chosen and until their successors are elected or qualified.

Removal of Directors

Minnesota law provides that unless modified by the articles of incorporation, bylaws or an agreement of the shareholders, that any one or all of the directors may be removed at any time, with or without cause, by the affirmative vote of the holders of a proportion or number of the shares of the classes or series the director represents sufficient to elect them. The bylaws of United provide that the entire United board or any individual director may be removed from office, with or without cause, by a vote of two-thirds (2/3) of the shares then entitled to vote at an election of directors except as otherwise provided by law, and that in the event that the entire United board or any one or more directors be so removed, new directors shall be elected at the same meeting.	Delaware law provides that directors may be removed from office, with or without cause, by the holders of a majority of the voting power of all outstanding voting stock, unless the corporation has a classified board and its certificate of incorporation otherwise provides. U.S. Bancorp has a classified board, and its restated certificate of incorporation provides that U.S. Bancorp's stockholders may remove a director only for cause upon a majority vote of the stockholders.

Shareholder Rights Plan

United does not have a shareholder rights plan.	U.S. Bancorp has a shareholder rights plan that could discourage unwanted or hostile takeover attempts that are not approved by the U.S. Bancorp board. Please see "Description of U.S. Bancorp Capital Stock—Shareholder Rights Plan" for a description of the shareholder rights plan.

United	U.S. Bancorp

Inspection of Shareholder Lists

Under Minnesota law, any shareholder has an absolute right, upon written demand, to examine and copy, in person or by a legal representative, at any reasonable time, the corporation's share register, provided the examination has a proper purpose.	Under Delaware law, a stockholder of record may inspect the corporation's stock ledger, a list of its stockholders and its other books and records and the books and records of certain subsidiaries if the stockholder has made a written demand under oath stating the purpose for such inspection, and the inspection the stockholder seeks is for a proper purpose.

Special Meetings of Shareholders

Under Minnesota law, a special meeting of the shareholders may be called for any purpose or purposes at any time by the chief executive officer, chief financial officer, two or more directors, a person authorized in the articles of incorporation or bylaws to call special meetings or a shareholder holding ten percent or more of the voting power of all shares entitled to vote, except that a special meeting called for the purpose of consideration any action indirectly or directly to facilitate a business combination must be called by twenty-five percent or more of the voting power of all shares entitled to vote.	Delaware law permits special meetings of stockholders to be called by the board of directors and any other persons specified by the certificate of incorporation or bylaws. Delaware law permits but does not require that stockholders be given the right to call special meetings. U.S. Bancorp's restated bylaws provide that special meetings of stockholders may be called by the board of directors or the chief executive officer.

Action by Shareholders Without a Meeting

Under Minnesota law, an action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting by written action signed, or consented to by authenticated electronic communication, by all of the shareholders entitled to vote on that action. The bylaws of United provide that any action which might be taken at a meeting of the shareholders may be taken without a meeting if a consent in writing setting forth the action so taken shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.	Under Delaware law, unless a corporation's certificate of incorporation provides otherwise, any action which may be taken at a meeting of the stockholders of a corporation may be taken by written consent without a meeting. Any such written consent must be executed by the holders of outstanding stock having at least the minimum amount of votes necessary to take such action at a meeting where all stockholders entitled to vote on such action are present. Delaware law further provides that, unless a corporation's certificate of incorporation provides otherwise, stockholders may elect directors by written consent; provided, however, that if such consent is not unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of the written consent are vacant and are filled by the written consent. U.S. Bancorp's restated certificate of incorporation provides that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by any consent in writing by such stockholders.

United	U.S. Bancorp

Notice of Shareholders Meetings

Minnesota law requires that notice of shareholder meetings be provided at least ten days before the date of the meeting, or a shorter time provided in the articles or bylaws, and not more than 60 days before the date of the meeting. The bylaws of United provide that notice shall be provided at least ten (10) days and no more than fifty (50) days prior to the shareholder meeting, except that notice of a meeting at which a plan of merger, exchange, sale of all or substantially all of the assets or dissolution is to be considered shall be mailed to all shareholders of record, whether entitled to vote or not, at least fourteen days prior thereto.	Delaware law requires notice of stockholders' meetings to be sent to all stockholders of record entitled to vote at such a meeting not less than 10 nor more than 60 days prior to the date of the meeting. U.S. Bancorp's restated bylaws state that notice of every meeting of the stockholders shall be given in the manner prescribed by law.

Submission of Shareholder Proposals and Nomination of Directors

Minnesota law provides that any business appropriate for action by the shareholders may be transacted at a regular or special meeting of the shareholders. The bylaws of United provide that the order of business at all meetings of the shareholders shall be determined by the chairman of the meeting, but such order of business may be changed by the vote of a majority in voting interest of those present or represented and entitled to vote at such meeting.	Delaware law provides that stockholders may transact any proper business at an annual or special meeting. U.S. Bancorp's restated bylaws provide that in order for a stockholder to bring business before the annual meeting, the stockholder must give timely notice of the proposal to U.S. Bancorp. To be timely, notice must be received at the principal executive offices of U.S. Bancorp not less than 120 days in advance of the date of U.S. Bancorp's proxy statement released to stockholders in connection with the previous year's annual meeting of stockholders, except that if no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, such notice must be so received a reasonable time before the solicitation is made.

U.S. Bancorp's restated bylaws also provide that in order to nominate a person for election as director of U.S. Bancorp, a stockholder must give written notice to U.S. Bancorp, which U.S. Bancorp must receive (i) with respect to an annual meeting of stockholders, 120 days in advance of the date of the Corporation's proxy statement released to stockholders in connection with the previous year's annual meeting of stockholders, except that if no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, such notice must be so received a reasonable time before the solicitation is made, and (ii) with respect to a special meeting of stockholders for the election of directors, the close of business on the seventh day following the date on which the notice of such meeting is first given to stockholders.

United	U.S. Bancorp

Dividends

Minnesota law provides that the board of directors of a corporation may, subject to any restrictions contained in its articles of incorporation, the bylaws or by agreement, declare and pay dividends upon the shares of its capital stock only if (1) the board of directors determines that the corporation will be able to pay its debts in the ordinary course of business after making the distribution and the board of directors does not know before the distribution is made that the determination was or has become erroneous, and (2) the payment of the dividend does not reduce the remaining net assets of the corporation below the aggregate preferential amount payable in the event of liquidation to the holders of shares having preferential rights.

The articles of incorporation of United provide that subject to any preferential rights of holders of preferred stock, holders of common stock shall be entitled to receive their pro rata shares, based upon the number of shares of common stock held by them, of such dividends or other distributions as may be declared by the board from time to time and of any distribution of the assets of United upon its liquidation, dissolution or winding up, whether voluntary or involuntary. The articles of incorporation of United also provide that holders of preferred stock are entitled to cumulative, partially cumulative or noncumulative dividends or other distributions as determined by the board resolutions establishing the particular class and that such holders of preferred stock are entitled to a preference with respect to payment of dividends over one or more other classes or series of United stock.	Under Delaware law, subject to any restrictions in the corporation's certificate of incorporation, a Delaware corporation may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

U.S. Bancorp's restated certificate of incorporation provides that the stockholder have the right to receive dividends if and when declared by U.S. Bancorp's board.

Shareholder Preemptive Rights

Minnesota law provides that all shareholders are entitled to preemptive rights unless the articles of incorporation specifically deny or limit preemptive rights. United's articles of incorporation provide that shareholders shall not have any preemptive rights to subscribe for or acquire securities or rights to purchase securities of any class, kind or series of United.	Delaware law provides that no stockholder shall have any preemptive rights to purchase additional securities of the corporation unless the certificate expressly grants these rights. U.S. Bancorp's restated certificate of incorporation does not provide for preemptive rights.

United	U.S. Bancorp

Rights of Dissenting Shareholders

Minnesota law provides that a shareholder of a Minnesota corporation may dissent from, and obtain payment for the fair value of the shareholder's shares in the corporation in the event of, certain corporate actions, including, among other things, the merger of the corporation. Under Minnesota law, such dissenter's rights, however, are not available to holders of shares that are listed on the New York Stock Exchange or the American Stock Exchange or quoted on the Nasdaq Global Market when such shares are exchanged for shares of another corporation that are listed on the New York Stock Exchange or the American Stock Exchange or quoted on the Nasdaq Global Market. Consequently, because U.S. Bancorp's common shares are listed on the NYSE and United's common shares are quoted on the Nasdaq Global Market, United's shareholders do not have dissenter's rights with respect to their United common stock as a result of the merger.	Delaware law generally provides stockholders of a corporation that is a party to a merger the right to demand and receive payment of the fair value of their shares as determined by the Delaware Chancery Court. Appraisal rights are not available, however, to holders of shares: (a) listed on a national securities exchange or the Nasdaq Global Market; (b) held of record by more than 2,000 stockholders; or (c) for which approval of stockholders was not required for the merger, in each of cases (a) through (c) unless the holders are required to accept in the merger anything other than any combination of: (x) shares or depositary receipts of the surviving corporation in the merger; (y) shares or depositary receipts of another corporation that, at the effective date of the merger, will be listed on a national securities exchange, Nasdaq Global Market or held of record by more than 2,000 holders and (z) cash instead of fractional shares or depositary receipts received.

Liability of Directors

Under Minnesota law, a director may be liable to the corporation for distributions made in violation of Minnesota law or a restriction contained in the corporation's articles or bylaws or an agreement if the director failed to act in good faith, in a manner the director reasonably believed to be in the best interests of the corporation and with the care an ordinarily prudent person in a like position would exercise under the circumstances.

United's articles of incorporation provide that its directors shall not be personally liable to United or its shareholders for monetary damages for breach of fiduciary duty, except for liability:

•  for any breach of the director's duty of loyalty to United or its shareholders;

•  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•  under Sections 302A.559 or 80A.23 of the MBCA, which involve unlawful distributions or unlawful stock purchases or redemptions;

•  for any transaction from which a director derives an improper personal benefit; or

• for any act or omission occurring prior to the date when the Article 3 first became effective (February 29, 1996).	Under Delaware law, a certificate of incorporation may contain a provision limiting or eliminating a director's personal liability to the corporation or its stockholders for monetary damages for a director's breach of fiduciary duty subject to certain limitations.

U.S. Bancorp's restated certificate of incorporation provides that no director shall be personally liable to U.S. Bancorp for monetary damages for breach of fiduciary duty by such director as a director, except with respect to liability:

•  for any breach of the director's duty of loyalty to U.S. Bancorp or its stockholders;

•  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•  under section 174 of the DGCL which involves unlawful payments of dividends or unlawful stock purchases or redemptions; or

• for any transaction from which the director derived an improper personal benefit.

United	U.S. Bancorp

Indemnification of Directors and Officers

Minnesota law generally provides for mandatory indemnification of persons acting in an official capacity on behalf of the corporation if such a person acted in good faith, received no improper personal benefit, acted in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe that the conduct was unlawful. The bylaws of United provide that United shall indemnify all officers and directors of the corporation, for such expenses and liabilities, in such manner, under such circumstances and to such extent as permitted by section the MBCA.	Under Delaware law, a corporation generally may indemnify directors and officers:

•  for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation; and

•  with respect to any criminal proceeding, to the extent they had no reasonable cause to believe that their conduct was unlawful.

In addition, the DGCL provides that a corporation may advance to a director or officer expenses incurred in defending any action upon receipt of an undertaking by the director or officer to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification.

U.S. Bancorp's certificate of incorporation provides that a director will not be liable to U.S. Bancorp or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability: (a) for any breach of the director's duty of loyalty to U.S. Bancorp or its stockholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) under the Delaware statutory provision making directors personally liable for unlawful payment of dividends or unlawful stock repurchases or redemptions, or (d) for any transaction from which the directors derived an improper personal benefit.

Amendment of Articles of Incorporation or Certificate of Incorporation

Under Minnesota law, before the shareholders may vote on an amendment to the articles of incorporation, either a resolution to amend the articles must have been approved by the affirmative vote of the majority of the directors present at the meeting where such resolution was considered or the amendment must have been proposed by shareholders holding three percent or more of the voting power of the shares entitled to vote. Amending the articles of incorporation requires the affirmative vote of the holders of the majority of the voting power present and entitled to vote at the meeting (and of each class, if entitled to vote as a class), unless the articles of incorporation require a larger proportion. The certificate of incorporation of United is silent with respect to amendment.	Under Delaware law, amendments to a certificate of incorporation of the corporation require the approval of the board of directors of the corporation and stockholders holding a majority of the outstanding stock of the class entitled to vote on the amendment as a class, unless a different proportion is specified in the certificate of incorporation or by other provisions of Delaware law. U.S. Bancorp's certificate of incorporation provides that those portions of the certificate of incorporation relating to the number and classification of directors, filling of vacancies on the board of directors, and business transactions with related persons may not be amended without the approval of an 80% stockholder majority. All other amendments to U.S. Bancorp's certificate of incorporation require approval by the holders of a majority of the voting power of U.S. Bancorp common stock and resolution of U.S. Bancorp's board of directors in order to amend the certificate of incorporation.

United	U.S. Bancorp

Amendment of Bylaws

Minnesota law provides that unless reserved to the shareholders by the articles of incorporation, the power to adopt, amend or repeal a corporation's bylaws is vested in the board, subject to the power of the shareholders to adopt, repeal or amend the bylaws. After adoption of initial bylaws, the board of a Minnesota corporation cannot adopt, amend or repeal a bylaw fixing a quorum for meetings of shareholders, prescribing procedures for removing directors or filling vacancies in the board or fixing the number of directors or their classifications, qualifications or terms of office, but may adopt or amend a bylaw to increase the number of directors. The bylaws of United provide that the bylaws may be amended by a majority of the entire board of directors at any meeting, subject to the power of the shareholders to amend the bylaws under Minnesota law, and that the board shall not make or alter any bylaws fixing a quorum for meetings of shareholders, prescribing procedures for removing directors or filling vacancies in the board of directors, or fixing the number of directors or their classifications, qualifications or terms of office. Further, the bylaws provide that no amendment of the section of the bylaws relating to the classified board shall be effective without the affirmative vote of holders of a majority of the voting shares of the corporation.	Under Delaware law, holders of a majority of the voting power of a corporation, and, when provided in the certificate of incorporation, the directors of the corporation, have the power to adopt, amend and repeal the bylaws of a corporation. U.S. Bancorp's certificate of incorporation authorizes the board to amend U.S. Bancorp's bylaws, and also authorizes the stockholders to adopt, amend, alter or repeal the bylaws adopted by the directors.

United	U.S. Bancorp

Applicable State Takeover Laws

United is subject to the following provisions of Minnesota law that may have anti-takeover effects:

•  a provision that prohibits business-combination transactions with a shareholder for four years after the shareholder acquires 10% of the voting power of the corporation unless, before the share acquisition, the transaction or share acquisition receives approval of a majority of a committee consisting of one or more disinterested directors;

•  a control-share-acquisition statute, which provides that a person acquiring 20% or more of the voting power of a corporation may not vote those shares in excess of the 20% level unless and until approved by holders of (a) a majority of the voting power of the corporation's shares, including those held by the acquiring person, and (b) a majority of the voting power of the corporation's shares held by disinterested shareholders, additional shareholder meetings and additional approvals of disinterested shareholders are required to confer voting power for subsequent purchases from 20% to 31 1/3%, from 33 1/3% to 50% and over 50% ownership;

•  a provision that prohibits corporations from purchasing any voting shares owned for less than two years from a greater-than-5% shareholder for more than the market value of those shares, unless the transaction has been approved by a majority of the voting power of all shares entitled to vote or unless the corporation makes an offer of at least equal value per share to all holders of shares of the class or series of stock held by the greater-than-5% shareholder and to all holders of any class or series into which those securities may be converted;

•  a "fair price" provision, which provides that no person may acquire shares of a Minnesota corporation within two years following the person's last purchase of shares in a takeover offer, unless the shareholders are given a reasonable opportunity to dispose of their shares to the person on terms substantially equivalent to those provided in the takeover offer. The provision does not apply if the acquisition is approved by a committee consisting of disinterested directors before the person acquires any shares in the takeover offer; and

• A provision requiring that parties seeking to commence a tender offer for shares of a publicly held Minnesota corporation must file a disclosure statement with the Minnesota Department of Commerce describing the terms of the tender offer and certain information about the bidder and the target. The Commerce Department has the right to conduct a hearing on the transaction.	Delaware law prohibits a corporation from engaging in a "business combination" with an interested stockholder, defined as a stockholder who, together with his associates and affiliates, owns, or if the person is an affiliate of the corporation and did own within the last three years, 15% or more of the outstanding voting stock of the corporation, within three years after the person or entity becomes an interested stockholder, unless:

•  prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, subject to specified adjustments; or

•  on or after the date of the business combination, the board of directors and the holders of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder approve the business combination.

Delaware law defines a "business combination" generally as:

•  a merger or consolidation with the interested stockholder or with any other corporation or other entity if the merger or consolidation is caused by the interested stockholder;

•  a sale or other disposition to or with the interested stockholder of assets with an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation or the aggregate market value of all of the outstanding stock of the corporation;

•  with some exceptions, any transaction resulting in the issuance or transfer by the corporation or any majority-owned subsidiary of any stock of the corporation or subsidiary to the interested stockholder;

•  any transaction involving the corporation or a majority-owned subsidiary that has the effect of increasing the proportionate share of the stock of the corporation or subsidiary owned by the interested stockholder; or

• any receipt by the interested stockholder of the benefit of any loans or other financial benefits provided by the corporation or any majority-owned subsidiary.

LEGAL MATTERS

        The validity of U.S. Bancorp common stock offered by this document will be passed upon for U.S. Bancorp by Wachtell, Lipton, Rosen & Katz. Certain U.S. federal income tax consequences relating to the merger will be passed upon for U.S. Bancorp by Wachtell, Lipton, Rosen & Katz and for United by Lindquist & Vennum PLLP.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited U.S. Bancorp's consolidated financial statements included in U.S. Bancorp's Annual Report on Form 10-K for the year ended December 31, 2005, and management's assessment of the effectiveness of U.S. Bancorp's internal control over financial reporting as of December 31, 2005, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. U.S. Bancorp's financial statements and management's assessment are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

        McGladrey & Pullen, LLP, independent registered public accounting firm, has audited United's consolidated financial statements as of and for the years ended December 31, 2005 and December 31, 2004, as set forth in their report which is included in this document. United's 2005 and 2004 financial statements are included in this document in reliance on McGladrey & Pullen, LLP's report, given their authority as experts in accounting and auditing.

        Moss Adams LLP, independent registered public accounting firm, has audited United's consolidated financial statements as of and for the year ended December 31, 2003 and December 31, 2002, as set forth in their report which is included in this document. United's 2003 and 2002 financial statements are included in this document in reliance on Moss Adams LLP's report, given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        U.S. Bancorp and United file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like U.S. Bancorp and United, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by U.S. Bancorp and United with the SEC are also available at U.S. Bancorp's and United's websites. The address of U.S. Bancorp's website is www.usbank.com and the address of United's website is www.ufcmontana.com.

        The SEC allows U.S. Bancorp to incorporate by reference information into this document. This means that U.S. Bancorp can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference in this document is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

        This document incorporates by reference the documents listed below that U.S. Bancorp previously filed with the SEC. They contain important information about U.S. Bancorp and its financial condition.

U.S. Bancorp Filings	Period or Date Filed
Annual Report on Form 10-K	Filed March 7, 2006 (for the year ended December 31, 2005).
Quarterly Report on Form 10-Q	Filed November 9, 2006 (for the nine-month period ended September 30, 2006).
Current Reports on Form 8-K	Filed December 19, 2006; December 13, 2006; October 18, 2006; October 17, 2006; September 20, 2006; September 5, 2006; August 30, 2006; August 3, 2006; July 20, 2006; July 18, 2006; April 21, 2006; April 18, 2006; April 12, 2006; March 29, 2006; March 27, 2006; March 17, 2006; February 1, 2006; January 17, 2006 (2 filings) (other than those documents or the portions of those documents not deemed to be filed).
Definitive 14A (Annual Stockholders Meeting)	Filed March 8, 2006.
Prospectus Supplement Filed Under Rule 424(b)(2)	Filed December 19, 2006.

        In addition, U.S. Bancorp also incorporates by reference in this document additional documents that it may file with the SEC between the date of this document and the date of the United special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

        Documents incorporated by reference are available from U.S. Bancorp without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document and other filings of U.S. Bancorp or United by requesting them in writing or by telephone from the appropriate company at the following addresses:

U.S. BANCORP	UNITED FINANCIAL CORP
Attention: Judith T. Murphy Investor Relations 800 Nicollet Mall Minneapolis, Minnesota 55402 Telephone: (612) 303-0783	Attention: Kevin P. Clark 120 First Avenue North Great Falls, Montana 59403 Phone: (406) 727-6106

This document contains a description of the representations and warranties that each of United and U.S. Bancorp made to the other in the merger agreement. Representations and warranties made by United, U.S. Bancorp and other applicable parties are also set forth in contracts and other documents (including the merger agreement) that are attached or filed as exhibits to this document or are incorporated by reference into this document. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to between the parties in connection with negotiating the terms of the agreement, and may have been included in the agreement for the purpose of allocating risk between the parties rather than to establish matters as facts. These materials are included or incorporated by reference only to provide you with information regarding the terms of the agreements. Accordingly, the representations and warranties and other provisions of the agreements (including the merger agreement) should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this document, including the periodic and current reports and statements that United and U.S. Bancorp file with the SEC.

Annex A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

U.S. BANCORP,

CASCADE ACQUISITION CORPORATION

AND

UNITED FINANCIAL CORP.

DATED AS OF NOVEMBER 6, 2006

A-i

A-ii

INDEX OF DEFINED TERMS

Term	Page
AJCA	19
Affiliate	49
Affiliated Person	49
Agreement	1
Articles of Merger	2
Average Closing Price	46
BHCA	6
BIF	7
Breakup Fee	47
Brokered Deposits	49
Business Day	2
Change in the Company Recommendation	34
Closing	1
Closing Date	2
Code	1
Company	1
Company Bank	6
Company Common Stock	1
Company Disclosure Schedule	6
Company Filed SEC Documents	9
Company Financial Advisor	24
Company Insiders	38
Company Material Contracts	11
Company Permitted Liens	7
Company Plan	18
Company Preferred Stock	7
Company Recommendation	36
Company Regulatory Agreement	13
Company SEC Documents	9
Company Section 16 Information	38
Company Shareholder Approval	24
Company Shareholders Meeting	4
Company Stock Certificate	3
Company Stock Option	3
Company Stock Plan	3
Company Takeover Proposal	34
Company's Current Premium	39
Confidentiality Agreement	34
Control	49
Controlled Group Liability	20
Covered Employees	40
Derivative Transactions	15
Determination Date	46
Effective Time	2
Employee	11
Employment Agreement	19
Environmental Claims	22

A-iii

ERISA	18
ERISA Affiliate	20
Exchange Act	8
Exchange Agent	4
Exchange Agent Agreement	4
Exchange Fund	4
Exchange Ratio	3
Exchange Ratio	46
FDIC	7
Fill Option	46
Final Index Price	46
Finance Laws	14
Form S-4	9
FRB	9
GAAP	10
Governmental Entity	9
Indebtedness	12
Indemnified Party	38
Index Ratio	45
Initial Index Price	46
Instruments of Indebtedness	11
Intellectual Property	22
IRS	17
Knowledge	49
Letter of Transmittal	4
Liens	7
Major Company Shareholder	8
Material Adverse Change	49
Material Adverse Effect	49
Materially Burdensome Regulatory Condition	38
MBCA	1
Merger	1
Merger Consideration	3
Merger Sub	1
Montana Banking Division	9
Multiemployer Plan	19
Multiple Employer Plan	20
NYSE	5
Other Company Documents	14
Other Parent Documents	28
Parent	1
Parent Adjustment Event	4
Parent Benefit Plans	40
Parent Closing Price	5
Parent Convertible Securities	25
Parent Disclosure Schedule	24
Parent Filed SEC Documents	28
Parent Permits	27
Parent Preferred Stock	25
Parent Ratio	45

A-iv

Parent Regulatory Agreement	28
Parent SEC Documents	26
Parent Stock Options	25
Parent Stock Plans	25
Parties	1
Permits	13
Permitted Deposit Liabilities	32
Person	49
Plan	19
Policies, Practices and Procedures	16
Proxy Statement	9
qualified by materiality	43
Qualified Plans	19
Representatives	37
Requisite Regulatory Approvals	42
Restraints	42
SEC	9
Securities Act	9
Software	22
Starting Price	46
Subsidiary	49
Support Agreement	1
Support Agreement Parties	1
Surviving Corporation	1
Tax	18
Tax Return	18
Taxes	18
Third Party Public Event	47
Unlawful Gains	15
Wachtell, Lipton	2
Withdrawal Liability	20
409A Authorities	19

A-v

        AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of November 6, 2006, by and between U.S. Bancorp, a Delaware corporation ("Parent"), Cascade Acquisition Corporation, a Minnesota Corporation ("Merger Sub"), and United Financial Corp., a Minnesota corporation (the "Company"). Parent, Merger Sub and the Company are collectively referred to herein as the "Parties."

W I T N E S S E T H:

        WHEREAS, each of Parent, Merger Sub and the Company desires to enter into a transaction whereby Merger Sub will merge with and into the Company (the "Merger"), with the Company being the surviving corporation, upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock, no par value, of the Company ("Company Common Stock") will be converted into the right to receive the Merger Consideration (as defined in Section 2.1(b));

        WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have each approved this Agreement and the Merger in accordance with the provisions of the Minnesota Business Corporations Act (the "MBCA") and determined that the Merger is advisable;

        WHEREAS, for federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"), and that this Agreement be, and is hereby, adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code;

        WHEREAS, in connection with the Merger and the entry by the Parties into this Agreement, Parent is entering into a separate Voting and Support Agreement, of even date herewith (the "Support Agreement"), by and between Parent and each of the shareholders of the Company whose names are set forth on the signature pages thereto (the "Support Agreement Parties"), pursuant to which, among other things, the Support Agreement Parties have agreed to vote all of the shares of Company Common Stock owned by them in favor of adoption and approval of this Agreement and the Merger; and

        NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

        SECTION 1.1    The Merger.    Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the MBCA, Merger Sub shall be merged with and into the Company at the Effective Time (as defined below). Following the Effective Time, the Company shall be the surviving corporation (the "Surviving Corporation") and the corporate existence of Merger Sub shall cease.

        SECTION 1.2    Closing.    Subject to the satisfaction or waiver of all of the conditions to closing contained in Article VI hereof, the closing of the Merger (the "Closing") will take place at 9:00 a.m. on a date to be specified by the Parties, which date, subject to the proviso at the end of this sentence, shall be no later than the fifth Business Day (as defined herein) after satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), unless another time or date is agreed to by the Parties; provided, that Parent may designate in its sole discretion that the Closing shall occur on the last Business Day of, or the first Business Day of the month immediately following, the month in which the satisfaction or waiver of all of the conditions to closing contained in Article VI hereof occurred (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) (the "Closing Date"). The Closing will be held at the offices of Wachtell, Lipton, Rosen & Katz ("Wachtell, Lipton"), 51 West 52nd Street, New York, New York 10019 or at such other location as is agreed to by the Parties. "Business Day" shall mean Monday through Friday of each week, except a legal holiday recognized as such by the U.S. Government.

        SECTION 1.3    Effective Time.    Subject to the provisions of this Agreement, at the Closing, the Parties shall cause the Merger to be consummated by filing the articles of merger with the Office of the Secretary of State of the State of Minnesota in accordance with the MBCA (the "Articles of Merger") and shall make all other filings or recordings required under the MBCA to effectuate the Merger. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Office of the Secretary of State of the State of Minnesota, or at such subsequent date or time as Parent and the Company shall agree and specify in the Articles of Merger (the time the Merger becomes effective being hereinafter referred to as the "Effective Time").

        SECTION 1.4    Effects of the Merger.    The Merger shall have the effects set forth in the MBCA.

        SECTION 1.5    Certificate of Incorporation and Bylaws of the Surviving Corporation.    The certificate of incorporation and the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation and the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

        SECTION 1.6    Directors and Officers.

        (a)   From and after the Effective Time and subject to applicable law, the directors of the Company shall consist of the directors of Merger Sub in office immediately prior to the Effective Time, until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the Company.

        (b)   From and after the Effective Time, the officers of Merger Sub shall become the officers of the Surviving Corporation until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation.

        (c)   No later than the Effective Time, to the extent so requested prior to the Effective Time by Parent, the Company shall cause each director and officer of the Company and of the Company's Subsidiaries to tender his or her resignation, effective as of the Effective Time, from any directorship or other similar seat or position on any board of directors or similar governing body of the Company and its Subsidiaries and any directorship or other similar position with a charitable foundation, sponsored non-profit company or other entity held in connection with the individual's service to the Company or and of its Subsidiaries.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK
OF THE CONSTITUENT CORPORATIONS;
EXCHANGE OF CERTIFICATES

        SECTION 2.1    Effect on Capital Stock.    As of the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any holder thereof:

        (a)    Cancellation of Treasury Stock.    Each share of Company Common Stock that is owned by the Company, Parent or Merger Sub (in each case other than shares held in a fiduciary or agency capacity or in satisfaction of debts previously contracted) shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

        (b)    Conversion of Company Common Stock.    Subject to the provisions of this Article II, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares cancelled and retired pursuant to Section 2.1(a) hereof) shall be converted into the right to receive 0.6825 of a share of common stock (the "Exchange Ratio"), par value $0.01 per share, of Parent (the "Merger Consideration"). Upon such conversion, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate of a share of Company Common Stock (a "Company Stock Certificate") shall thereafter represent solely the right to receive the Merger Consideration, cash for fractional shares in accordance with Section 2.4(h) and any dividends or other distributions pursuant to Section 2.4(e) upon the surrender of the Company Stock Certificate in accordance with the terms hereof.

        (c)    Merger Sub.    Each common share, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable common share, par value $0.01 per share, of the Surviving Corporation.

        SECTION 2.2    Company Stock Options and Company Stock Based Awards.

        (a)   Effective as of immediately following the Company Shareholder Approval (as defined in Section 3.1(u)), the Company may, at its option, cause all (but not less than all) then outstanding options to purchase shares of Company Common Stock (each, a "Company Stock Option") granted by the Company pursuant to the Company's 2000 Long-Term Incentive and Stock Option Plan (the "Company Stock Plan") that are not then vested and exercisable to become fully vested and exercisable.

        (b)   Effective as of the Effective Time, the holders of each then outstanding Company Stock Option shall be paid in full satisfaction of each such Company Stock Option a cash payment in an amount in respect thereof equal to the product of (i) the excess, if any, of the cash value of the Merger Consideration (as determined on the second trading day prior to the Closing Date) over the exercise price of such Company Stock Option and (ii) the number of shares of Company Common Stock subject to the Company Stock Option, less any income or employment tax withholding required under the Code or any provision of foreign, state or local law. Notwithstanding the foregoing, solely for purposes of this Section 2.2, the Merger Consideration shall be determined in accordance with the requirements of Section 409A of the Code.

        (c)   Prior to the Effective Time, the Company shall cause its board of directors or any committee administering the Company Stock Plan to adopt all resolutions and take any and all actions necessary (i) to effectuate this Section 2.2, including the approval of any amendments to the Company Stock Plan and (ii) to ensure that no individual shall have the right to exercise any Company Stock Options (or other Company equity awards) for Company Common Stock following the Effective Time, including using its reasonable best efforts to secure from each holder of a Company Stock Option as soon as practicable after the date hereof, such consent or other legally binding writing as may be required to give effect to the foregoing provisions of this SECTION 2.2, including without limitation providing that, in consideration for the payments to be made pursuant to this SECTION 2.2, such holder shall waive any rights the holder may have with respect to any Company Stock Option. The Company and Parent shall cooperate in the preparation of an appropriate consent form to be executed by holders of Company Stock Options in connection with the receipt by such holders of the consideration contemplated by SECTION 2.2 in settlement and cancellation thereof. The Company shall cooperate with Parent, and keep Parent fully informed, with respect to all resolutions, actions and consents that Company intends to adopt, take and obtain in connection with the matters described in this SECTION 2.2. Without limitation, Company shall provide Parent with a reasonable opportunity to review and comment on all such resolutions, actions and consents, and Company shall not adopt any such resolutions, take any such actions or obtain any such consents without the prior written consent of Parent (which consent shall not be unreasonably withheld).

        SECTION 2.3    Certain Adjustments.    If after the date hereof and on or prior to the Effective Time the outstanding shares of Parent Common Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization or combination, stock split, reverse stock split, stock dividend or rights issued in respect of such stock, or any similar event shall occur (any such action, a "Parent Adjustment Event"), the Exchange Ratio shall be proportionately adjusted to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such Parent Adjustment Event.

        SECTION 2.4    Exchange Procedures.    (a) Prior to the Effective Time, Parent shall appoint a bank or trust company, pursuant to an agreement (the "Exchange Agent Agreement") to act as exchange agent (the "Exchange Agent") hereunder.

        (b)   Promptly following the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, certificates representing the number of shares of Parent Common Stock sufficient to deliver the aggregate Merger Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.4(h)) (the "Exchange Fund"), and Parent shall instruct the Exchange Agent timely to pay the Merger Consideration, and cash in lieu of fractional shares, in accordance with this agreement.

        (c)   As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to the Company's shareholders entitled to vote at the meeting of the shareholders of the Company at which the shareholders of the Company consider and vote on this Agreement (the "Company Shareholders Meeting") (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Company Stock Certificate(s) shall pass, only upon delivery of Company Stock Certificate(s) (or affidavits of loss in lieu of such Certificate(s)) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed in the Exchange Agent Agreement (the "Letter of Transmittal") and (ii) instructions for use in surrendering the Company Stock Certificate(s) in exchange for the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor in accordance with Section 2.4(h) upon surrender of such Company Stock Certificates and any dividends or distributions to which such holder is entitled pursuant to Section 2.4(e).

        (d)   Upon surrender to the Exchange Agent of its Company Stock Certificate(s), accompanied by a properly completed Letter of Transmittal, a holder of Company Common Stock will be entitled to receive after the Effective Time the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor in respect of the shares of Parent Common Stock represented by its Company Stock Certificate(s). Until so surrendered, each such Company Stock Certificate shall represent after the Effective Time, for all purposes, only the right to receive the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor upon surrender of such Company Stock Certificate in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Section 2.4.

        (e)   No dividends or other distributions with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock represented thereby, in each case until the surrender of such Company Stock Certificate in accordance with this Section 2.4. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Company Stock Certificate in accordance with this Section 2.4, the record holder thereof will be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of Parent Common Stock represented by such Company Stock Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Parent Common Stock represented by such Company

Stock Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Parent Common Stock issuable with respect to such Company Stock Certificate.

        (f)    In the event of a transfer of ownership of a Company Stock Certificate representing Company Common Stock that is not registered in the stock transfer records of the Company, the proper number of shares of Parent Common Stock shall be issued therefor to a Person other than the Person in whose name the Certificate so surrendered is registered if the Company Stock Certificate formerly representing such Company Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment or issuance shall pay any transfer or similar Taxes required by reason of the payment or issuance to a Person other than the registered holder of the Company Stock Certificate or establish to the satisfaction of Parent that the Tax has been paid or is not applicable.

        (g)   After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Company Stock Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor in accordance with the procedures set forth in this Section 2.4.

        (h)   Notwithstanding anything to the contrary contained this Agreement, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender of Company Stock Certificates for exchange, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights as a stockholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former shareholder of the Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the Parent Closing Price by (ii) the fraction of a share (after taking into account all shares of Company Common Stock held by such holder at the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock to which such holder would otherwise be entitled to receive pursuant to this Section 2.4(h). "Parent Closing Price" means the average, rounded to the nearest one ten thousandth, of the closing sale prices of Parent Common Stock on the New York Stock Exchange (the "NYSE") as reported in The Wall Street Journal for the five trading days immediately preceding the date of the Effective Time.

        (i)    Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Company as of the six month anniversary of the Effective Time may be paid to Parent. In such event, any former shareholders of the Company who have not theretofore complied with this Section 2.4 shall thereafter look only to Parent with respect to the Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each share of Company Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Company, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar laws.

        (j)    In the event any Company Stock Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed and, if requested by Parent or the Exchange Agent, the posting by such Person of a bond in such amount as Parent may in good faith determine is necessary as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

        (k)   Each of Parent and the Surviving Corporation shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock or Company Stock Options such amounts as it may be required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by the Company, the Surviving Corporation, or the Exchange Agent, as the case may be, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holders of Company Common Stock in respect of which the deduction and withholding was made by the Company, the Surviving Corporation or the Exchange Agent, as the case may be.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

        Section 3.1    Representations and Warranties of the Company.    Except as set forth on the Disclosure Schedule delivered by the Company to Parent prior to the execution of this Agreement (the "Company Disclosure Schedule"), provided that the exception or matter disclosed on the Disclosure Schedule makes reference to, or readily apparently relates to, the particular subsection of this Agreement to which exception is being taken, the Company represents and warrants to Parent as follows:

        (a)    Organization, Standing and Corporate Power.

          (i)    Each of the Company and its Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to Subsidiaries other than Heritage Bank ("Company Bank"), for those jurisdictions where the failure to be duly organized, validly existing and in good standing would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect to the Company. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company. The Company is duly registered as a bank holding company with the Board of Governors of the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended ("BHCA"), and the Company Bank is a Montana chartered commercial bank duly organized, validly existing and in good standing under the laws of the State of Montana.

          (ii)   The Company has delivered to Parent prior to the execution of this Agreement complete and correct copies of the articles of incorporation and bylaws or other organizational documents, as amended to date, of the Company and its Subsidiaries.

          (iii)  Except as set forth in SECTION 3.1(a) of the Company Disclosure Schedule for the past three years, the minute books of the Company and its Subsidiaries, which the Company has made available to Parent prior to execution of this Agreement, contain accurate records of all meetings and accurately reflect all other material actions taken by the shareholders of the Company and its Subsidiaries, the boards of directors of the Company and its Subsidiaries and all standing committees of the boards of directors of the Company and its Subsidiaries.

        (b)    Subsidiaries.    SECTION 3.1(b) of the Company Disclosure Schedule lists all the Subsidiaries of the Company, whether consolidated or unconsolidated, and sets forth the issued and outstanding securities of each of such Subsidiaries and its jurisdiction of incorporation. Except as set forth in SECTION 3.1(b) of the Company Disclosure Schedule, all outstanding shares of capital stock of, or other equity or ownership interests in, each such Subsidiary: (i) have been validly issued and are fully paid and nonassessable; (ii) are owned directly or indirectly by the Company, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, "Liens") other than Company Permitted Liens (as defined in this Section 3.1(b)); and (iii) other than Company Permitted Liens, are free of any other material restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests) that would prevent the operation by the Surviving Corporation of such Subsidiary's business as currently conducted. Neither the Company nor any of its Subsidiaries conducts any operations outside of the United States or conducts any operations that are subject to any regulatory oversight by Governmental Entities (as defined below in Section 3.1(d)) outside of the United States. Other than the Subsidiaries of the Company or an equity, ownership or membership interest not in excess of 5 percent of the outstanding number of such interests that was acquired and maintained by the Company or a Subsidiary in the ordinary course of business, the Company does not own or control, directly or indirectly, any equity, ownership or membership interest in any corporation, company, association, partnership, joint venture or other entity, nor is any corporation, company, association, partnership, joint venture or other entity consolidated with the Company for financial reporting purposes. For purpose of this Section 3.1(b) (except as indicated) and elsewhere through this Agreement "Company Permitted Liens" shall mean (A) Liens described in SECTION 3.1(b) of the Company Disclosure Schedule; (B) restrictions on transferability pursuant to generally-applicable federal and state securities laws; and (C) Liens for Taxes not yet due or delinquent or being contested in good faith and for which reserves appropriate in all material respects have been established in accordance with GAAP (as defined in Section 3.1(e)(ii)). The deposit accounts of the Company Bank are insured by the Federal Deposit Insurance Corporation (the "FDIC") through the Bank Insurance Fund (the "BIF") to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid by the Company Bank.

        (c)    Capital Structure.    The authorized capital stock of the Company consists of 8,000,000 shares of Company Common Stock and 2,000,000 shares of preferred stock, no par value, of the Company ("Company Preferred Stock"). As of the date of this Agreement: (i) 3,075,820 shares of Company Common Stock were issued and outstanding; (ii) no shares of Company Common Stock were held by the Company in its treasury and no shares of Company Common Stock were held by Subsidiaries of the Company; (iii) no shares of Company Preferred Stock were issued and outstanding; (iv) no shares of Company Preferred Stock were held by the Company in its treasury or were held by any Subsidiary of the Company; and (v) 322,500 shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plans, of which 199,708.938 shares are subject to outstanding Company Stock Options. All outstanding shares of capital stock of the Company are, and all shares thereof which may be issued prior to the Closing will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. The Company has delivered to Parent a true and complete list, as of the close of business on the date of this Agreement, of all outstanding Company Stock Options granted under the Company Stock Plans and all outstanding and unvested Company Stock-Based Awards granted or accrued under the Company Stock Plans, or otherwise granted, the number of shares subject to each such Company Stock Option or Company Stock-Based Award, the grant dates, the vesting schedule and the exercise prices (if any) of each such Company Stock Option or Company Stock-Based Award and the names of the holders thereof. Except as set forth in this Section 3.1(b), (x) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or voting securities or other ownership interests of the Company, (B) any securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of capital stock or voting securities or other ownership interests of the Company, or (C) any warrants, calls, options or other rights to acquire from the Company or any Subsidiary of the Company, or any obligation of the Company or any of its Subsidiaries to issue, deliver or sell, any capital stock, voting securities or other ownership interests in, or securities convertible into or exchangeable or exercisable for, capital stock or voting securities or other ownership interests of the Company, and (y) there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. Except as set forth in SECTION 3.1(c) of the Company Disclosure Schedule, there are no outstanding (A) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or voting securities or other ownership interests in any Subsidiary of the Company, (B) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or any obligation of the Company or any of its Subsidiaries to issue, deliver or sell any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for, any capital stock, voting securities or other ownership interests in, any Subsidiary of the Company or (C) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such outstanding securities of Subsidiaries of the Company or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. Neither the Company nor any of its Subsidiaries is a party and, to the knowledge of the Company as of the date hereof, no other Person having beneficial ownership (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of 5% or more of the outstanding Company Common Stock (a "Major Company Shareholder") is a party, to any agreement restricting the transfer of, relating to the voting of, or otherwise granting a proxy in respect of, requiring registration of, or granting any preemptive or antidilutive rights with respect to any of the securities of the Company or any of its Subsidiaries, other than the Support Agreement. There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or, to the knowledge of the Company as of the date hereof, any Major Company Shareholder is a party with respect to the voting of the capital stock of the Company or any of its Subsidiaries, other than the Support Agreement.

        (d)    Authority; Noncontravention.    The Company has all requisite corporate power and authority to enter into this Agreement and the Support Agreement and, subject, in the case of the Merger, to the Company Shareholder Approval (as defined in Section 3.1(u)), to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Support Agreement and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to the Company Shareholder Approval. Each of this Agreement and the Support Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforceability may be subject to applicable bankruptcy, insolvency or other similar laws now or hereafter in effect affecting creditors' rights generally and (ii) the availability of the remedy of specific performance or injunction or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought. The execution and delivery of this Agreement and the Support Agreement does not, the consummation of the transactions contemplated hereby and thereby will not, and compliance with the provisions of this Agreement and the Support Agreement will not, conflict with, or result in any violation, forfeiture or termination of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of forfeiture, termination, cancellation or acceleration (with or without notice or lapse of time, or both) of any obligation or loss of a benefit, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under, (i) the articles of incorporation or bylaws of the Company, (ii) the articles of incorporation or bylaws or the comparable organizational documents of any of its Subsidiaries, (iii) any loan or credit agreement, note, bond, mortgage, indenture, lease, vendor agreement, software agreement or other agreement, instrument, Intellectual Property (as defined in Section 3.1(q)) right, permit, concession, franchise, license or similar authorization applicable to the Company or any of its Subsidiaries or their respective properties or assets, or (iv) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or their respective properties or assets, other than, in the case of clauses (iii) and (iv) only, any such conflicts, violations, defaults, rights, losses or Liens that would not, individually or in the aggregate (x) reasonably be expected to result in a Material Adverse Effect on the Company or (y) reasonably be expected to materially impair or materially delay the ability of the Company to perform its obligations under this Agreement. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any (i) federal, state, local, municipal or foreign government, (ii) governmental, quasi-governmental authority (including any governmental agency, commission, branch, department or official, and any court or other tribunal) or body exercising, or entitled to exercise, any governmentally-derived administrative, executive, judicial, legislative, police, regulatory or taxing authority, or (iii) any self-regulatory organization, administrative or regulatory agency, commission or authority (each, a "Governmental Entity") is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the Support Agreement by the Company or the consummation by the Company of the transactions contemplated hereby or thereby, except for (1) the filing with the Securities and Exchange Commission (the "SEC") of (A) a registration statement on Form S-4 to be prepared and filed in connection with the issuance of the Parent Common Stock in the Merger, including the proxy statement and other proxy solicitation materials of the Company constituting a part thereof (the "Proxy Statement") (as it may be amended from time to time, the "Form S-4"), and the declaration of effectiveness thereof by the SEC, and (B) such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (2) the filing of the Articles of Merger with the Secretary of State of the State of Minnesota and such filings with Governmental Entities to satisfy the applicable requirements of the laws of states in which the Company and its Subsidiaries are qualified or licensed to do business or state securities or "blue sky" laws; (3) the approval of the Board of Governors of the Federal Reserve System (the "FRB"); (4) the approval of the Montana Department of Commerce, Division of Banking and Financial Institutions (the "Montana Banking Division"); and (5) the approval of the FDIC.

        (e)    Company Documents; Undisclosed Liabilities.

          (i)    Since January 1, 2003, the Company and each of its Subsidiaries subject to reporting under SECTION 13 or 15(d) of the Exchange Act, has filed all required reports with the SEC and all required schedules, forms, statements and other documents (including exhibits and all other information incorporated therein and certifications thereto) with the SEC (collectively, the "Company SEC Documents"). As of their respective filing dates, (i) except as set forth in SECTION 3.1(e) of the Company Disclosure Schedule, the Company SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents, and (ii) no Company SEC Document, as of its date, except as amended or supplemented by a subsequent Company SEC Document filed and publicly available prior to the date hereof (as amended to the date hereof, the "Company Filed SEC Documents"), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and no Company SEC Document filed subsequent to the date hereof will contain as of its date, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (ii)   The financial statements of the Company and its consolidated Subsidiaries included in Company SEC Documents (including the related notes) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles in the United States and the applicable standards of the Public Company Accounting Oversight Board (United States), as applicable (together, "GAAP") (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject in the case of unaudited statements, to recurring year-end audit adjustments normal in nature and amount).

          (iii)  Except (A) as reflected in the Company's unaudited balance sheet as of June 30, 2006 or liabilities described in any notes thereto or (B) for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2006, that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries, taken as a whole, do not have any material liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise.

          (iv)  The Company's and its Subsidiaries' books and records fairly reflect in all material respects the transactions to which each of the Company and its Subsidiaries are a party or by which its or its Subsidiaries' properties or assets are subject or bound. Such books and records have been properly kept and maintained and are in compliance with all applicable legal and accounting requirements.

          (v)   Except as set forth in SECTION 3.1(e)(v) of the Company Disclosure Schedule, the records, systems, controls, data and information of the Company and its respective Subsidiaries are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants, except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls described in the following sentence. The Company and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including that: (1) transactions are executed only in accordance with management's authorization; (2) transactions are recorded as necessary to permit preparation of the financial statements of the Company and its Subsidiaries and to maintain accountability for the assets of the Company and its Subsidiaries; (3) access to such assets is permitted only in accordance with management's authorization; (4) the reporting of such assets is compared with existing assets at regular intervals; and (5) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Each of the Company and its Subsidiaries has disclosed, based on its most recent evaluation prior to the date of this Agreement, to its auditors and the audit committee of its Board of Directors (A) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect its ability to record, process, summarize and report financial data and have disclosed to its auditors any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls. The Company and its Subsidiaries have made available to Parent a summary of any such disclosure made by management to the Company's auditors and audit committee since December 31, 2003. The Company has initiated a process of compliance with SECTION 404 of the Sarbanes-Oxley Act.

        (f)    Certain Contracts.    Except as set forth in the exhibit index for the Company's Annual Report on Form 10-K for the year ended December 31, 2005 or as permitted pursuant to Section 4.1 or as set forth on SECTION 3.1(f) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or bound by (i) any agreement relating to the incurring of Indebtedness (as defined in this Section 3.1(f)) by the Company or any of its Subsidiaries in an amount in excess in the aggregate of $100,000, including any such agreement which contains provisions that restrict, or may restrict, the conduct of business of the issuer thereof as currently conducted (collectively, "Instruments of Indebtedness"), (ii) any "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) or any contract or other agreement that, if being entered into or amended as of the date hereof, would be subject to disclosure under Item 1.01 of Form 8-K of the SEC under the Exchange Act, (iii) any non-competition or exclusive dealing agreement, or any other agreement or obligation which purports to limit or restrict in any respect the ability of the Company and its Subsidiaries, taken as a whole, to (A) conduct its business as it is presently being conducted, (B) engage in any type or activity or business, (C) solicit customers or to select vendors, suppliers or partners or (D) conduct all or any portion of the business of the Company and its Subsidiaries or, following consummation of the transactions contemplated by this Agreement, Parent and its Subsidiaries, in any location or in any manner; (iv) any agreement providing for the indemnification of any Person by the Company or a Subsidiary of the Company, (v) any joint venture or partnership agreement, (vi) any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its Subsidiaries to own or operate any business or own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or business, (vii) any contract or agreement providing for any payments that are conditioned, in whole or in part, on, or accelerated by, a change of control of the Company or any of its Subsidiaries, (viii) any collective bargaining agreement, (ix) any agreement with, or for the benefit of, any past or present director or officer of the Company under which the Company has a continuing obligation, whether fixed or contingent, and any employment agreement with, or any agreement or arrangement that contains any severance pay or post-employment liabilities or obligations (other than as required by law) to, any employee or former employee of the Company or its Subsidiaries (any such Person, hereinafter, an "Employee"), (x) any agreement regarding any agent bank or other similar relationships with respect to lines of business, (xi) any agreement that contains a "most favored nation" clause or other term providing preferential pricing or treatment to a third party, (xii) any agreement material to the Company pertaining to the use of or granting any right to use or practice any rights under any Intellectual Property, whether the Company is the licensee or licensor thereunder, (xiii) any material agreements pursuant to which the Company or any of its Subsidiaries leases any real property, (xiv) any contract or agreement material to the Company providing for the outsourcing or provision of servicing of customers, technology or product offerings of the Company or its Subsidiaries, (xv) any contract or agreement with an Affiliated Person, and (xvi) any contract or other agreement not made in the ordinary course of business consistent with past practice which (A) is material to the Company or (B) which would reasonably be expected to materially delay the consummation of the Merger or any of the transactions contemplated by this Agreement (the agreements, contracts and obligations of the type described in clauses (i) through (xvi) being referred to herein as "Company Material Contracts"). Each Company Material Contract is valid and binding on the Company (or, to the extent a Subsidiary of the Company is a party, such Subsidiary) and, to the knowledge of the Company, any other party thereto and is in full force and effect. Neither the Company nor any of its Subsidiaries is in breach or default under any Company Material Contract except where any such breach or default would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company. Neither the Company nor any Subsidiary of the Company knows of, or has received notice of, any violation or default under (nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any Company Material Contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company. Prior to the date hereof, the Company has made available or delivered to Parent true and complete copies of all Company Material Contracts. Except as set forth on Section 3.1(c) of the Company Disclosure Schedule, there are no provisions in any Instrument of Indebtedness that provide any restrictions on the repayment of the outstanding Indebtedness thereunder, or that require that any financial payment (other than payment of outstanding principal and accrued interest) be made in the event of the repayment of the outstanding Indebtedness thereunder prior to expiration. For purposes of this Section 3.1(f) and elsewhere through this Agreement, "Indebtedness" of a Person shall mean (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes and similar instruments, (iii) all leases of such Person capitalized in accordance with GAAP, and (iv) all obligations of such Person under sale-and-leaseback transactions, agreements to repurchase securities sold and other similar financing transactions.

        (g)    Absence of Certain Changes or Events.    Except as set forth in SECTION 3.1(g) of the Company Disclosure Schedule, since December 31, 2005, the Company and its Subsidiaries have conducted their respective businesses in all material respects only in the ordinary course of business consistent with past practice and there has not been:

          (i)    any Material Adverse Change in the Company,

          (ii)   any issuance of Company Stock Options or restricted shares of Company Common Stock, or any other equity-based award, to any directors, officers, Employees or consultants of the Company or any of its Subsidiaries (in any event identifying in SECTION 3.1(g)(ii) of the Company Disclosure Schedule the issue date, exercise price and vesting schedule, as applicable, for issuances thereto since June 30, 2006),

          (iii)  any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the capital stock of the Company or its Subsidiaries, other than a quarterly cash dividend not in excess of $0.23 per share on the Company Common Stock and otherwise declared at times consistent with past practice, and other than dividends paid by any wholly owned Subsidiary of the Company to the Company or any other wholly owned Subsidiary of the Company,

          (iv)  any split, combination or reclassification of any of the Company's capital stock, or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of the Company's capital stock, except for issuances of Company Common Stock or upon the exercise of Company Stock Options awarded prior to the date hereof in accordance with their present terms,

          (v)   (A) any granting by the Company or any of its Subsidiaries to any current or former directors, executive officers, Employees or consultants of any increase in severance or termination pay, compensation, bonus or other benefits, except for increases (other than to severance or termination pay) that were made in the ordinary course of business consistent with past practice or (B) acceleration of the vesting or payment of compensation payable or benefits provided or to become payable or provided to any of current or former directors, officers, Employees, consultants or service providers or otherwise payment of any amounts, granting of any awards or providing of any benefits not otherwise due in accordance with the present terms of existing contractual obligations,

          (vi)  any change in any accounting methods, principles or practices by the Company affecting its assets, liabilities or business, including any reserving, renewal or residual method, or estimate or practice or policy, other than changes after the date hereof to the extent required by a change in GAAP or in applicable regulatory accounting principles,

          (vii) any Tax election or change in or revocation of any Tax election, amendment to any Tax Return (as defined in Section 3.1(m)), closing agreement with respect to Taxes, or settlement or compromise of any Tax liability by the Company or its Subsidiaries,

          (viii)   any material change in investment policies, or

          (ix)  any agreement or commitment (contingent or otherwise) to do any of the foregoing.

        (h)    Licenses; Compliance with Applicable Laws.

          (i)    SECTION 3.1(h) of the Company Disclosure Schedule sets forth a true and complete listing of all states in which the Company and its Subsidiaries are licensed to conduct business. The Company, its Subsidiaries and Employees hold all permits, licenses, variances, authorizations, exemptions, orders, registrations and approvals of all Governmental Entities (the "Permits") that are required for the operation of the respective businesses of the Company and its Subsidiaries as presently conducted, except insofar as would not, individually or in the aggregate, reasonably be expected to (x) have a Material Adverse Effect on the Company or (y) materially impair or materially delay the ability of the Company to perform its obligations under this Agreement. Each of the Company and its Subsidiaries is and has been, in compliance in all respects with the terms of such Permits and all such Permits are in full force and effect and no suspension, modification or revocation of any of them is pending or, to the knowledge of the Company, threatened nor, to the knowledge of the Company, do grounds exist for any such action, except where non-compliance or such suspension, modification or revocation would not, individually or in the aggregate, reasonably be expected to (x) result in a Material Adverse Effect on the Company or (y) materially impair or materially delay the ability of the Company to perform its obligations under this Agreement.

          (ii)   Each of the Company and its Subsidiaries is and has been, in compliance in all material respects with all applicable statutes, laws, regulations, ordinances, Permits, rules, judgments, orders, decrees or arbitration awards of any Governmental Entity applicable to the Company or its Subsidiaries except for such noncompliance that would not individually, or in the aggregate, reasonably be expected to result in any Material Adverse Effect on the Company or its Subsidiaries.

          (iii)  Neither the Company nor any of its Subsidiaries is subject to any outstanding order, injunction or decree or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any supervisory letter from or has adopted any resolutions at the request of, any Governmental Entity that restricts in any respect the conduct of its business or that in any respect relates to its capital adequacy, its policies, its management or its business (each, a "Company Regulatory Agreement"), nor has the Company or any of its Subsidiaries or Affiliates (as defined in Section 8.3(a)) (A) to the Company's knowledge, been advised since January 1, 2003 by any Governmental Entity that it is considering issuing or requesting any such Company Regulatory Agreement or (B) have knowledge of any pending or threatened investigation by any Governmental Entity. Neither the Company nor any of its Subsidiaries is in breach or default under any Company Regulatory Agreement in any material respect. Prior to the date hereof, the Company has made available to Parent true and complete copies, or otherwise disclosed to Parent the substantial terms, of all Company Regulatory Agreements.

          (iv)  Except for filings with the SEC, which are the subject of Section 3.1(e), since January 1, 2003, the Company and each of its Subsidiaries have timely filed all regulatory reports, schedules, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that they were required to file with any Governmental Entity (the "Other Company Documents"), and have timely paid all fees and assessments due and payable in connection therewith, except where the failure to make such payments and filings would not, individually or in the aggregate, reasonably be expected to (x) result in a Material Adverse Effect on the Company or (y) materially impair or materially delay the ability of the Company to perform its obligations under this Agreement. To the Company's Knowledge, there is no material unresolved violation or exception with respect to any report or statement relating to any examinations of the Company or any of its Subsidiaries by any Governmental Entities. The Company has delivered or made available to Parent a true and complete copy of each material Other Company Document requested by Parent.

          (v)   Neither the Company nor any of its Subsidiaries, nor, to the Company's Knowledge, any of their respective directors, officers or Employees has been the subject of any disciplinary proceedings or orders of any Governmental Entity arising under applicable laws or regulations which would be required to be disclosed in any Other Company Document except as disclosed therein, and no such disciplinary proceeding or order is pending, nor to the knowledge of the Company threatened, except where non-disclosure, or such preceding or order, would not, individually or in the aggregate, reasonably be expected to (x) result in a Material Adverse Effect on the Company or (y) materially impair or materially delay the ability of the Company to perform its obligations under this Agreement.

          (vi)  The Company Bank is "well-capitalized" and "well managed" under applicable regulatory definitions, and its examination rating under the Community Reinvestment Act of 1977 is "satisfactory."

          (vii) Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any "affiliated person" (as defined in the Investment Company Act) of the Company, is ineligible pursuant to SECTION 9(a) or 9(b) of the Investment Company Act of 1940 to act as, or subject to any disqualification which would form a reasonable basis for any denial, suspension or revocation of the registration of or licenses or for any limitation on the activities of the Company or any of its Subsidiaries as, an investment advisor (or in any other capacity contemplated by said Act) to a registered investment company. Neither the Company or any of its Subsidiaries, nor to the knowledge of the Company, any "associated person of a broker or dealer" (as defined in the Exchange Act) of the Company or any of its Affiliates, is ineligible pursuant to SECTION 15(b) of the Exchange Act to act as a broker-dealer or as an associated person to a registered broker-dealer or is subject to a "statutory disqualification" as defined in SECTION 3(a)(39) of the Exchange Act or otherwise ineligible to serve as a broker-dealer or as an associated person to a registered broker-dealer.

          (viii)   The business and operations of the Company and of each of the Company's Subsidiaries through which the Company conducts its finance activities have been conducted in compliance with all applicable statutes and regulations regulating the business of consumer lending, including state usury laws, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Consumer Credit Protection Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Homeowners Ownership and Equity Protection Act, the Fair Debt Collections Act and other federal, state, local and foreign laws regulating lending ("Finance Laws"), and have complied with all applicable collection practices in seeking payment under any loan or credit extension of such Subsidiaries, except where non-compliance would not, individually or in the aggregate, reasonably be expected to (x) result in a Material Adverse Effect on the Company or (y) materially impair or materially delay the ability of the Company to perform its obligations under this Agreement. In addition, there is no pending or, to the knowledge of the Company, threatened charge by any Governmental Entity that the Company or any of its Subsidiaries has violated any applicable Finance Laws, except insofar as would not, individually or in the aggregate, reasonably be expected to (x) result in a Material Adverse Effect on the Company or (y) materially impair or materially delay the ability of the Company to perform its obligations under this Agreement.

          (ix)  Since January 1, 2003, neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company, any other Person acting on behalf of the Company or any of its Subsidiaries that qualifies as a "financial institution" under the U.S. Anti-Money Laundering laws, has knowingly acted, by itself or in conjunction with another, in any act in connection with the concealment of any currency, securities, other proprietary interest that is the result of a felony as defined in the U.S. Anti-Money Laundering laws ("Unlawful Gains"), nor knowingly accepted, transported, stored, dealt in or brokered any sale, purchase or any transaction of other nature for Unlawful Gains, except insofar as would not, individually or in the aggregate, reasonably be expected to (x) result in a Material Adverse Effect on the Company or (y) materially impair or materially delay the ability of the Company to perform its obligations under this Agreement. The Company and each of its Subsidiaries that qualifies as a "financial institution" under the U.S. Anti-Money Laundering laws has, during the past three years, implemented such anti-money laundry mechanisms and kept and filed all material reports and other necessary material documents as required by, and, except as set forth on SECTION 3.1(h) of the Disclosure Schedule, otherwise complied with, the U.S. Anti-Money Laundering laws and the rules and regulations issued thereunder, except insofar as would not, individually or in the aggregate, reasonably be expected to (x) result in a Material Adverse Effect on the Company or (y) materially impair or materially delay the ability of the Company to perform its obligations under this Agreement.

        (i)    Derivative Transactions.

          (i)    Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company, all Derivative Transactions (as defined in this Section 3.1(i)) entered into by the Company or any of its Subsidiaries were entered into in accordance with applicable rules, regulations and policies of all regulatory authorities, and in accordance with the investment, securities, commodities, risk management and other Policies, Practices and Procedures (as defined in Section 3.1(j)) employed by the Company and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions; and the Company and each of its Subsidiaries have duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the Company's knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

          (ii)   For purposes of this Agreement, "Derivative Transactions" means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

        (j)    Investment Securities and Commodities.

          (i)    Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company, each of the Company and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except for Company Permitted Liens and except to the extent such securities or commodities are pledged in the ordinary course of business consistent with past practice to secure obligations of the Company or its Subsidiaries. Such securities and commodities are valued on the books of the Company in accordance with GAAP in all material respects.

          (ii)   The Company and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures (the "Policies, Practices and Procedures") which the Company believes are prudent and reasonable in the context of such businesses. Prior to the date hereof, the Company has made available to Parent the material Policies, Practices and Procedures.

        (k)    Administration of Accounts.    The Company and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary or agent, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries, nor, to the Company's Knowledge, any of their directors, officers, agents or Employees, has committed any breach of trust with respect to any such fiduciary or agency account, and the accountings for each such fiduciary or agency account are true and correct and accurately reflect the assets of such fiduciary or agency account, except for such breaches and failures to be true, correct and accurate which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company.

        (l)    Litigation.    Except as set forth in SECTION 3.1(l)(i) of the Company Disclosure Schedule, which contains a true and current (as of the date hereof) summary description of any pending and, to the Company's knowledge, threatened litigation, action, suit, proceeding, investigation, inquiry or arbitration, and which includes the forum, the parties thereto, the subject matter thereof and the amount of damages claimed or other remedies requested, no action, demand, charge, requirement, investigation or inquiry by any Governmental Entity and no litigation, action, suit, proceeding, investigation or arbitration by any Person or Governmental Entity, in each case with respect to the Company or any of its Subsidiaries or any of their respective properties or Permits, is pending or, to the knowledge of the Company, threatened, except as would not, individually or in the aggregate, reasonably be expected to (x) result in a Material Adverse Effect on the Company or (y) materially impair or materially delay the ability of the Company to perform its obligations under this Agreement.

        (m)    Taxes.

          (i)    Each of the Company and its Subsidiaries has (A) timely filed (or there have been timely filed on its behalf) with the appropriate Governmental Entities all income and other material Tax Returns required to be filed by it (giving effect to all extensions) and such Tax Returns are true, correct and complete in all material respects; (B) timely paid in full (or there has been timely paid in full on its behalf) all material Taxes due and owing and (C) made adequate provision in all material respects (or adequate provision in all material respects has been made on its behalf) for all accrued Taxes not yet due. The accruals and reserves for Taxes reflected in the Company's audited consolidated balance sheet as of December 31, 2005 (and the notes thereto) and the most recent quarterly financial statements (and the notes thereto) are adequate in all material respects to cover all Taxes accrued or accruable through the date thereof.

          (ii)   There are no material Liens for Taxes upon any property or assets of the Company or any Subsidiary of the Company, except for Company Permitted Liens for Taxes not yet due.

          (iii)  Each of the Company and its Subsidiaries has complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and has, within the time and in the manner prescribed by law, withheld and paid over to the proper Governmental Entities all material amounts required to be so withheld and paid over under applicable laws.

          (iv)  No federal, state, local or foreign audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of the Company or any of its Subsidiaries, and neither the Company nor any Subsidiary of the Company has received a written notice of any pending or proposed claims, audits or proceedings with respect to Taxes.

          (v)   Neither the Company nor any of its Subsidiaries has granted in writing any power of attorney which is currently in force with respect to any Taxes or Tax Returns.

          (vi)  Neither the Company nor any of its Subsidiaries has requested an extension of time within which to file any income or other material Tax Return which has not since been filed and no currently effective waivers, extensions, or comparable consents regarding the application of the statute of limitations with respect to Taxes or Tax Returns has been given by or on behalf of the Company or any of its Subsidiaries.

          (vii) Neither the Company nor any of its Subsidiaries is a party to any agreement providing for the allocation, sharing or indemnification of Taxes (other than such an agreement exclusively between or among the Company and any of its Subsidiaries).

          (viii)   Neither the Internal Revenue Service (the "IRS") nor any other applicable tax authority has notified the Company that it is conducting or will be conducting an examination of any federal or other material income Tax Returns of the Company and there are no pending disputes with the IRS or such other tax authority regarding the federal or other material income Tax Returns of the Company or any of its Subsidiaries.

          (ix)  Neither the Company nor any of its Subsidiaries has been included in any "consolidated," "unitary" or "combined" Tax Return (other than Tax Returns which include only the Company and any of its Subsidiaries) provided for under the laws of the United States, any foreign jurisdiction or any state or locality.

          (x)   Neither the Company nor any of its Subsidiaries has constituted either a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock to which Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) applies and which occurred within five years of the date of this Agreement.

          (xi)  Neither the Company nor any of its Subsidiaries have agreed, or is required, to make any adjustment under Section 481 of the Code affecting any taxable year.

          (xii) There have not been, within two years prior to the date of this Agreement, any (i) redemptions by the Company or any of its Subsidiaries, (ii) material transfers or dispositions of property by the Company or any of its Subsidiaries for which the Company or its Subsidiary did not receive consideration deemed adequate by the Company, or (iii) distributions to the holders of Company Common Stock with respect to their stock other than distributions of cash in the ordinary course of business consistent with past practice.

          (xiii)   The Company has not received notice of any material claim made by any Governmental Entities in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that any such entity is, or may be, subject to taxation by that jurisdiction.

          (xiv)   Each of the Company and each of its Subsidiaries has made available to Parent correct and complete copies of (i) all Tax Returns filed within the past three years, (ii) all audit reports, letter rulings, technical advice memoranda and similar documents issued by a Governmental Entity within the past three years relating to the federal, state, local or foreign Taxes due from or with respect to the Company or any of its Subsidiaries, and (iii) any closing letters or agreements entered into by the Company or any of its Subsidiaries with any Governmental Entities within the past three years with respect to Taxes.

          (xv) Neither the Company nor any of its Affiliates or Subsidiaries has taken or agreed to take any action, has failed to take any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

          (xvi)   Neither the Company nor any of its Subsidiaries has received any notice of deficiency or assessment from any Governmental Entity for any amount of Tax that has not been fully settled or satisfied, and, to the knowledge of the Company and its Subsidiaries, no such deficiency or assessment is proposed.

          (xvii)   Neither the Company nor any of its Subsidiaries has been a party to a "reportable transaction" within the meaning of Treasury Regulations Section 1.6011-4(b).

          (xviii)   For purposes of this Agreement (A) "Tax" or "Taxes" shall mean (x) any and all taxes, customs, duties, tariffs, imposts, charges, deficiencies, assessments, levies or other like governmental charges, including income, gross receipts, excise, real or personal property, ad valorem, value added, estimated, alternative minimum, stamp, sales, withholding, social security, occupation, use, service, service use, license, net worth, payroll, franchise, transfer and recording taxes and charges, imposed by the IRS or any other taxing authority (whether domestic or foreign including any state, county, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest, fines, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such amounts, (y) any liability for the payment of any amounts described in (x) as a result of being a member of an affiliated, consolidated, combined, unitary, or similar group or as a result of transferor or successor liability, and (z) any liability for the payment of any amounts as a result of being a party to any tax sharing agreement or as a result of any obligation to indemnify any other Person with respect to the payment of any amounts of the type described in (x) or (y), and (B) "Tax Return" shall mean any report, return, document, declaration, election or other information or filing required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes, including information returns and any documents with respect to or accompanying payments of estimated Taxes or requests for the extension of time in which to file any such report, return, document, declaration or other information.

        (n)    Employee Benefit Plans.

          (i)    SECTION 3.1(n)(i) of the Company Disclosure Schedule includes a complete list of all material Company Plans and all Employment Agreements. As used herein, (A) "Company Plan" means any employee benefit plan, program, policy, practices, or other arrangement providing benefits to any current or former Employee, officer or director of the Company or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute, whether or not written, including without limitation any employee welfare benefit plan within the meaning of SECTION 3.1(l) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), any employee pension benefit plan within the meaning of Section 3.2 of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, or fringe benefit plan, program or policy, and (B) "Employment Agreement" means a contract, offer letter or agreement of the Company or any of its Subsidiaries with or addressed to any individual who is rendering or has rendered services thereto as an employee or consultant pursuant to which the Company or any of its Subsidiaries has any actual or contingent liability or obligation to provide severance, employment, change of control or other compensation and/or benefits in consideration for past, present or future services.

          (ii)   With respect to each Plan, the Company has delivered or made available to Parent a true, correct and complete copy of each of the following documents: (A) each Plan, and any amendments thereto (or if the Plan is not a written plan, a description thereof); (B) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any; (C) the most recent Summary Plan Description, required under ERISA, if any; (D) the most recent annual financial report, if any; (E) the most recent actuarial report, if any; and (F) the most recent determination letter from the IRS, if any. The Company has delivered or made available to Parent a true, correct and complete copy of each Employment Agreement. Except as specifically provided in the foregoing documents delivered to Parent or as contemplated by the transactions under the Agreement, there are no amendments to any Plan or Employment Agreement that have been adopted or approved nor has the Company or any of its Subsidiaries undertaken to make any such amendments or to adopt or approve any new Plan or Employment Agreement. As used herein, (A) "Plan" means any Company Plan other than a Multiemployer Plan and (B) "Multiemployer Plan" means any "multiemployer plan" within the meaning of SECTION 4001(a)(3) of ERISA.

          (iii)  SECTION 3.1(n)(iii) of the Company Disclosure Schedule identifies each Plan that is intended to be a "qualified plan" within the meaning of SECTION 401(a) of the Code ("Qualified Plans"). The Internal Revenue Service has issued a favorable determination letter with respect to each Qualified Plan and the related trust that has not been revoked, and the Company knows of no existing circumstances and no events have occurred that could adversely affect the qualified status of any Qualified Plan or the related trust. No trust funding any Plan is intended to meet the requirements of Code Section 501(c)(9). The written documents for the Plans that are "nonqualified deferred compensation plans" (within the meaning of Section 409A(d)(1) of the Code) subject to Section 409A of the Code have not been amended to comply with the requirements of Code Section 409A, but each such Plan has been operated in material compliance with Section 409A of the Code since January 1, 2005, based upon a good faith, reasonable interpretation of (A) Section 409A of the Code and (B) (1) the proposed regulations issued thereunder or (2) Internal Revenue Service Notice 2005-1 (clauses (1) and (2), together, the "409A Authorities"). No Plan that would be a nonqualified deferred compensation plan subject to Section 409A of the Code but for the effective date provisions that are applicable to Section 409A of the Code, as set forth in Section 885(d) of the American Jobs Creation Act of 2004, as amended (the "AJCA"), has been "materially modified" within the meaning of Section 885(d)(2)(B) of the AJCA after October 3, 2004, based upon a good faith reasonable interpretation of the AJCA and the 409A Authorities.

          (iv)  All contributions required to be made with respect to any Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the Company Filed SEC Documents. Each Company Plan that is an employee welfare benefit plan under SECTION 3.1 of ERISA either (A) is funded through an insurance company contract and is not a "welfare benefit fund" with the meaning of SECTION 419 of the Code or (B) is unfunded.

          (v)   With respect to each Plan, the Company and its Subsidiaries have complied, and are now in compliance, in all material respects, with all provisions of ERISA, the Code and all laws and regulations applicable to such Plans. Each Plan has been administered in all material respects in accordance with its terms and applicable law. There is not now, nor, to the Company's knowledge, do any circumstances exist that could give rise to, any requirement for the posting of security with respect to a Plan or the imposition of any lien on the assets of the Company or any of its Subsidiaries under ERISA or the Code with respect to a Plan.

          (vi)  No Plan is subject to Title IV or SECTION 302 of ERISA or SECTION 412 or 4971 of the Code, and neither the Company nor any of its Subsidiaries has maintained, contributed to or been obligated to contribute to any plan subject to such sections of ERISA or the Code.

          (vii) No Company Plan is a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of SECTION 4063 of ERISA (a "Multiple Employer Plan"). None of the Company and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan. None of the Company and its Subsidiaries nor any ERISA Affiliates has incurred any Withdrawal Liability that has not been satisfied in full. As used herein, (A) "ERISA Affiliate" means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in SECTION 414(b), (c), (m) or (o) of the Code or SECTION 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same "controlled group" as the first entity, trade or business pursuant to SECTION 4001(a)(14) of ERISA and (B) "Withdrawal Liability" means liability to a Multiemployer Plan or a Multiple Employer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan or Multiple Employer Plan, as those terms are defined in Subtitle D and in Part I of Subtitle E of Title IV of ERISA.

          (viii)   There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be a liability of the Company or any of its Subsidiaries following the Closing. As used herein, "Controlled Group Liability" means any and all liabilities (i) under Title IV of ERISA, (ii) under SECTION 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of SECTION 601 et seq. of ERISA and SECTION 4980B of the Code, and (v) under corresponding or similar provisions of foreign laws or regulations. Without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries, nor any of their respective ERISA Affiliates, has engaged in any transaction described in SECTION 4069 or SECTION 4204 or 4212 of ERISA.

          (ix)  The Company and its Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by SECTION 4980B of the Code or Part 6 of Title I of ERISA and at no expense to the Company and its Subsidiaries. The Company and each of its Subsidiaries has reserved the right to amend, terminate or modify at any time all plans or arrangements providing for retiree health or life insurance coverage.

          (x)   SECTION 3.1(n)(x)(A) of the Company Disclosure Schedule sets forth (A) an accurate list of any Plan or Employment Agreement under which the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any Employee, officer or director of the Company or any of its Subsidiaries, or could limit the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Plan or related trust or any Employment Agreement or related trust, and (B) a reasonable, good faith estimate of the amount of the "excess parachute payments" within the meaning of SECTION 280G of the Code that could become payable by the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event). No Company Plan or Employment Agreement provides for a tax gross-up with respect to the excise tax imposed under SECTION 4999 of the Code or the tax or penalties imposed under SECTION 409A of the Code.

          (xi)  None of the Company and its Subsidiaries nor, to the knowledge of the Company, any other person, including any fiduciary, has engaged in any "prohibited transaction" (as defined in SECTION 4975 of the Code or SECTION 406 of ERISA), which could subject any of the Company Plans or their related trusts, the Company, any of its Subsidiaries or any person that the Company or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under SECTION 4975 of the Code or SECTION 502 of ERISA.

          (xii) There are no pending or, to the Company's knowledge, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to Company's knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Plans, any fiduciaries thereof with respect to their duties to the Plans or the assets of any of the trusts under any of the Plans which could reasonably be expected to result in any material liability of the Company or any of its Subsidiaries to the Pension Benefit Guaranty Corporation, the Department of Treasury, the Department of Labor, any Multiemployer Plan, any Plan, any participant in a Plan, or any other party.

          (xiii)   The Company and its Subsidiaries have complied with the Worker Adjustment and Retraining Notification Act and all similar state, local and foreign laws.

          (xiv)   Each individual who renders services to the Company or any of its Subsidiaries who is classified by the Company or such Subsidiary, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under Company Plans) is properly so characterized.

          (xv) There is and has been no loan or extension of credit to any director, officer or Employee of the Company that has caused or would cause the Company or any of its Subsidiaries to be in violation of the Sarbanes-Oxley Act of 2002.

        (o)    Labor Matters.    There are no labor or collective bargaining agreements to which the Company or any Subsidiary of the Company is a party. There is no union organizing effort pending or, the Company's knowledge, threatened against the Company or any Subsidiary of the Company. There is no labor strike, labor dispute (other than routine Employee grievances that are not related to union Employees), work slowdown, stoppage or lockout pending or, to the Company's knowledge, threatened against the Company or any Subsidiary of the Company. There is no unfair labor practice or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary of the Company (other than routine Employee grievances that are not related to union Employees) which would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company. The Company and its Subsidiaries are in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not, to the knowledge of the Company, engaged in any unfair labor practice, except insofar as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company.

        (p)    Environmental Liability.    Except as set forth on SECTION 3.1(p) of the Company Disclosure Schedule, there are no pending or, to the Company's knowledge, threatened legal, administrative, arbitral or other proceedings, claims, actions, causes of action, notices, private environmental investigations or remediation activities or governmental investigations of any nature (including claims of alleging potential liability for investigating costs, cleanup costs, governmental response costs, natural resources damage, property damages, personal injuries or penalties) by any Person (collectively, "Environmental Claims"), or any conditions or circumstances that could form the basis of any Environmental Claim, in each case seeking to impose on the Company or any of its Subsidiaries, or that reasonably would be expected to result in the imposition on the Company or any of its Subsidiaries of, any liability or obligation that would reasonably be expected to result in a Material Adverse Effect on the Company arising under applicable common law standards relating to pollution or protection of the environment, human health or safety, or under any local, state or federal environmental statute, regulation, ordinance, decree, judgment or order relating to pollution or protection of the environment, human health or safety including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

        (q)    Intellectual Property.

          (i)    SECTION 3.1(q)(i) of the Company Disclosure Schedule sets forth, for the Intellectual Property (as defined below) owned by the Company or any of its Subsidiaries, a complete and accurate list of all U.S. and foreign (A) patents and patent applications, (B) trademark or service mark registrations and applications, (C) copyright registrations and applications, and (D) Internet domain names, material to the Company and its Subsidiaries, taken as a whole. The Company or one of its Subsidiaries owns or has the valid right to use all such patents and patent applications, trademarks, service marks, trademark or service mark registrations and applications, trade names, logos, designs, Internet domain names, slogans and general intangibles of like nature, together with all goodwill related to the foregoing, copyrights, copyright registrations, renewals and applications, Software (as defined in this Section 3.1(q)), hardware, technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models and methodologies, licenses, agreements and other proprietary rights material to the Company and its Subsidiaries, taken as a whole (collectively, the "Intellectual Property"), used in the business of the Company as it currently is conducted. "Software" means any and all (A) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (B) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (C) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, (D) the technology supporting and content contained on any owned or operated Internet site(s), and (E) all documentation, including user manuals and training materials, relating to any of the foregoing.

          (ii)   All of the Intellectual Property owned by the Company or one of its Subsidiaries is free and clear of all Liens other than Company Permitted Liens. The Company or one of its Subsidiaries is listed in the records of the appropriate United States, state or foreign agency as, the sole owner of record for each application and registration listed in SECTION 3.1(q)(i) of the Company Disclosure Schedule.

          (iii)  All of the registrations listed in SECTION 3.1(q)(i) of the Company Disclosure Schedule are valid, subsisting, enforceable, in full force and effect, and have not been cancelled, expired, abandoned or otherwise terminated and all renewal fees in respect thereof have been duly paid, except insofar as non-payment would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company. There is no pending or, to the Company's knowledge, threatened opposition, interference or cancellation proceeding before any court or registration authority in any jurisdiction against the registrations and applications listed in SECTION 3.1(q)(i) of the Company Disclosure Schedule or, to the Company's knowledge, against any other Intellectual Property used by the Company or its Subsidiaries, other than any such proceeding which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company.

          (iv)  To the Company's knowledge, the conduct of the Company's and its Subsidiaries' business as currently conducted or planned by the Company to be conducted does not, in any respect, infringe upon (either directly or indirectly such as through contributory infringement or inducement to infringe), dilute, misappropriate or otherwise violate any Intellectual Property owned or controlled by any third party, except insofar as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company, and neither the Company nor its Subsidiaries have received written notice alleging such infringement, dilution, misappropriation or violation.

          (v)   To the Company's knowledge, no third party is misappropriating, infringing, diluting, or violating any material Intellectual Property owned by or licensed to or by the Company or its Subsidiaries and no such claims have been made against a third party by the Company or its Subsidiaries.

          (vi)  Each item of Software that is material to and used by the Company or its Subsidiaries in connection with the operation of their businesses as currently conducted, is either (A) owned by the Company or its Subsidiaries, (B) currently in the public domain or otherwise available to the Company without the need of a license, lease or consent of any third party, or (C) used under rights granted to the Company or its Subsidiaries pursuant to a written agreement, license or lease from a third party.

          (vii) Except in the ordinary course of business consistent with past practice, neither the Company nor its Subsidiaries have agreed to indemnify any Person for or against any infringement, misappropriation or other conflict with respect to any Intellectual Property.

        (r)    Insurance Matters.    Except as set forth in SECTION 3.1(r) of the Company Disclosure Schedule, the Company and its Subsidiaries have all material primary, excess and umbrella policies of general liability, property, workers' compensation, products liability, completed operations, employers, liability, health, bonds, earthquake and other forms of insurance providing insurance coverage that is customary in amount and scope for other companies of similar size and scope of operation in the industry in which they operate. Each of such policies and other forms of insurance is in full force and effect on the date hereof and shall (or comparable replacements or substitutions) be kept in full force and effect by the Company through the Effective Time. All such policies, considered collectively with other such policies providing the same type of coverage, are sufficient for compliance with all requirements of law and of all requirements under contracts or leases to which the Company is a party, except where non-compliance would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company. All premiums currently payable or previously due and payable with respect to all periods up to and including the Effective Time have been paid to the extent such premiums are due and payable on or prior to the date hereof and, with respect to premiums not due or payable at or prior to the date hereof, all premiums due and payable prior to the Effective Time, will have been paid prior to the Effective Time, except where the failure to pay any such premium would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company, and no notice of cancellation or termination has been received with respect to any such policy material to the Company and its Subsidiaries, taken as a whole.

        (s)    Information Supplied.    None of the information supplied or to be supplied by the Company in writing specifically for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, at the date it is first mailed to the Company's shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent specifically for inclusion or incorporation by reference in the Form S-4.

        (t)    Transactions with Affiliates.    Except as set forth in SECTION 3.1(t) of the Company Disclosure Schedule, there are no outstanding amounts payable to or receivable from, or advances by the Company or any of its Subsidiaries to, and neither the Company nor any of its Subsidiaries is otherwise a creditor or debtor to, any Affiliated Person (as defined in Section 8.3) of the Company other than as permitted by applicable law and as part of the normal, customary terms of such person's employment or service as a director or Employee with the Company or any of its Subsidiaries. Except as set forth in this Section 3.1(t) or SECTION 3.1(n) of the Company Disclosure Schedule, neither the Company nor any Subsidiary of the Company is, or has been during the two-year period preceding the date hereof, a party to, or obligated pursuant to, any transaction or agreement with any Affiliated Person of the Company.

        (u)    Voting Requirements.    The affirmative vote at the Company Shareholders Meeting of a majority of the outstanding shares of Company Common Stock (the "Company Shareholder Approval") issued and outstanding and entitled to vote at the Company Shareholders Meeting to approve and adopt this Agreement is the only vote of the holders of any class or series of the Company's capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger.

        (v)    Opinions of Financial Advisor.    The Company has received the opinion of Howe Barnes Hoefer & Arnett, Inc. (the "Company Financial Advisor"), dated the date hereof, to the effect that, as of such date, the Merger Consideration is fair from a financial point of view to the shareholders of the Company, which opinion has not been rescinded, revoked or modified in any material manner as of the date hereof.

        (w)    Brokers.    Except for the Company Financial Advisor, whose aggregate fees and compensation in connection with the transactions contemplated hereby shall not exceed the amounts set forth on SECTION 3.1(w) of the Company Disclosure Schedule, no broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has delivered to Parent complete and correct copies of all such arrangements set forth on SECTION 3.1(w) of the Company Disclosure Schedule, including any engagement or similar letter agreement with the Company Financial Advisor.

        (x)    Takeover Laws.    The Company and the Board of Directors of the Company have taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any "moratorium," "control share," "fair price," "supermajority," "affiliate transactions," "business combination" or other state antitakeover laws and regulations, including without limitation Sections 671, 673 and 675 of the MBCA.

        SECTION 3.2    Representations and Warranties of Parent.    Except as set forth on the Disclosure Schedule delivered by Parent to the Company prior to the execution of this Agreement (the "Parent Disclosure Schedule") and making reference to, or readily apparently relating to, the particular subsection of this Agreement to which exception is being taken, Parent represents and warrants to the Company as follows:

        (a)    Organization, Standing and Corporate Power.

          (i)    Each of Parent and its Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept)

  under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted except, as to Subsidiaries, for those jurisdictions where the failure to be duly organized, validly existing and in good standing would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Parent. Each of Parent and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Parent. Parent is a registered bank holding company and financial holding company under the BHCA.

          (ii)   Parent has delivered or made available to the Company prior to the execution of this Agreement complete and correct copies of the certificate of incorporation and bylaws or other organizational documents, as amended to date of Parent and its Subsidiaries.

        (b)    Capital Structure.    The authorized capital stock of Parent consists of 4,000,000,000 shares of Parent Common Stock and 50,000,000 shares of preferred stock, par value $1.00 per share, of Parent ("Parent Preferred Stock"). As of September 30, 2006: (i) 1,763,154,166 shares of Parent Common Stock were issued and outstanding; (ii) 209,488,841 shares of Parent Common Stock were held by Parent in its treasury; (iii) 40,000 shares of Parent Preferred Stock were issued and outstanding or held by Parent in its treasury; (iv) 122,785,701 shares of Parent Common Stock were reserved for issuance pursuant to Parent's stock-based compensation plans and all other plans, agreements or arrangements providing for equity-based compensation to any director, employee, consultant or independent contractor of Parent or any of its Subsidiaries (such plans, collectively, the "Parent Stock Plans"), of which 108,785,701 shares are subject to outstanding employee stock options or other rights to purchase or receive Parent Common Stock granted under the Parent Stock Plans (collectively, "Parent Stock Options"); and (v) no shares of Parent Common Stock are reserved for issuance pursuant to securities convertible into or exchangeable for shares of Parent Common Stock ("Parent Convertible Securities"). All outstanding shares of capital stock of Parent are, and all shares thereof which may be issued prior to the Closing, and all shares thereof which may be issued pursuant to this Agreement will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 3.2(b), as of the date hereof, (x) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities of other ownership interests of Parent, (B) any securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for shares of capital stock or voting securities of other ownership interests of Parent, (C) any warrants, calls, options or other rights to acquire from Parent or any Subsidiary of Parent, and any obligation of Parent or any Subsidiary of Parent to issue, any capital stock, voting securities or other ownership interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities of other ownership interests of Parent, and (y) there are no outstanding obligations of Parent or any Subsidiary of Parent to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. As of the date hereof, there are no outstanding (A) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or voting securities or other ownership interests in any Subsidiary of Parent, (B) warrants, calls, options or other rights to acquire from Parent or any Subsidiary of Parent, or any obligation of Parent or any Subsidiary of Parent to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or other ownership interests in, any Subsidiary of Parent or (C) obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such outstanding securities of Subsidiaries of Parent or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.

        (c)    Authority; Noncontravention.    Parent has all requisite corporate power and authority to enter into this Agreement and the Support Agreement, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Support Agreement by Parent and the consummation by Parent of the transactions contemplated by this Agreement and the Support Agreement have been duly authorized by all necessary corporate action on the part of Parent. Each of this Agreement and the Support Agreement has been duly executed and delivered by Parent, and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms except that (i) such enforceability may be subject to applicable bankruptcy, insolvency or other similar laws now or hereafter in effect affecting creditors' rights generally and (ii) the availability of the remedy of specific performance or injunction or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the courts for which any proceeding therefor may be brought. The execution and delivery of this Agreement and the Support Agreement does not, the consummation of the transactions contemplated hereby and thereby will not, and compliance with the provisions of this Agreement and the Support Agreement will not, conflict with, or result in any violation, forfeiture or termination of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of forfeiture, termination, cancellation or acceleration (with or without notice or lapse of time or both) of any obligation or loss of a benefit or, in the case of clause (iii) below, any material obligation or loss of a material benefit, under, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its Subsidiaries under, (i) the certificate of incorporation or bylaws of Parent, (ii) the certificate of incorporation or bylaws or the comparable organizational documents of any of its Subsidiaries, (iii) any loan or credit agreement, note, bond, mortgage, indenture, lease, vendor agreement, software agreement or other agreement, instrument, Intellectual Property right, permit, concession, franchise, license or similar authorization applicable to Parent or any of its Subsidiaries or their respective properties or assets that is, individually or in the aggregate, material to the operations of Parent and its Subsidiaries, taken as a whole, or (iv) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or any of its Subsidiaries or their respective properties or assets, other than, in the case of clauses (iii) and (iv) only, any such conflicts, violations, defaults, rights, losses or Liens that individually or in the aggregate would not (x) reasonably be expected to result in a Material Adverse Effect on Parent or (y) reasonably be expected to materially impair or materially delay the ability of Parent to perform its obligations under this Agreement. No consent, approval, order or authorization of, action by, or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the Support Agreement by Parent or the consummation by Parent of the transactions contemplated by this Agreement or the Support Agreement, except for (1) the filings with the SEC of (A) the Form S-4, and the declaration of effectiveness thereof, by the SEC, and (B) such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (2) the filing of the Articles of Merger with the Secretary of State of the State of Minnesota and such filings with Governmental Entities to satisfy the applicable requirements of the laws of states in which the Company and its Subsidiaries are qualified or licensed to do business or state securities or "blue sky" laws; (3) the approval of the Montana Banking Division; and (4) the approval of the FDIC.

        (d)    Parent Documents; Undisclosed Liabilities.

          (i)    Since January 1, 2003, Parent and each of its Subsidiaries subject to reporting under SECTION 13 or SECTION 15(d) of the Exchange Act have filed all required reports with the SEC and all required schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) with the SEC (collectively, the "Parent SEC Documents"). As of their respective filing dates, (i) the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Documents, and (ii) none of the Parent SEC Documents as of its date, except as amended or supplemented by a subsequent Parent Filed SEC Document, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and no Parent SEC Document filed subsequent to the date hereof will contain as of its date, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          (ii)   The financial statements of Parent and its consolidated Subsidiaries included in the Parent SEC Documents (including the related notes) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject in the case of unaudited statements, to recurring year-end audit adjustments normal in nature and amount).

          (iii)  Except (A) as reflected in Parent's unaudited balance sheet as of June 30, 2006 or liabilities described in any notes thereto or (B) for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2006 or in connection with this Agreement or the transactions contemplated hereby or (C) liabilities that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Change on Parent, Parent and its Subsidiaries, taken as a whole, do not have any liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise.

          (iv)  Parent's and its Subsidiaries' books and records fairly reflect in all material respects the transactions to which each of Parent and its Subsidiaries are a party or by which its or its Subsidiaries properties or assets are subject or bound. Such books and records have been properly kept and maintained and are in compliance with all applicable legal and accounting requirements.

        (e)    Brokers.    No broker, investment broker, financial advisor or other Person is entitled to a broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

        (f)    Licenses; Compliance with Laws.

          (i)    Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Parent, Parent, its Subsidiaries and their respective employees hold all material permits, licenses, variances, authorizations, exemptions, orders, registrations and approvals of all Governmental Entities ("Parent Permits") that are required for the operation of the respective businesses of Parent and its Subsidiaries as presently conducted, except insofar as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Each of Parent and its Subsidiaries is, and for the last five years has been, in compliance with the terms of such Parent Permits and all such Parent Permits are in full force and effect and no suspension, modification or revocation of any of them is pending or, to the knowledge of Parent, threatened nor, to the knowledge of Parent, do grounds exist for any such action, except where non-compliance or such suspension, modification or revocation would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Parent.

          (ii)   Except where failure to comply would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Parent, each of Parent and its Subsidiaries is, and for the last five years has been, in compliance with all applicable statutes, laws, regulations, ordinances, permits, rules, judgments, orders, decrees or arbitration awards of any Governmental Entity applicable to Parent or its Subsidiaries.

          (iii)  Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries is subject to any outstanding order, injunction or decree or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or, is subject to any order or directive by, or is a recipient of any supervisory letter from or has adopted any resolutions at the request of any Governmental Entity that restricts in any respect the conduct of its business or, that in any manner currently relates to its capital adequacy, its policies, its management or its business (each, a "Parent Regulatory Agreement"), nor has Parent or any of its Subsidiaries or Affiliates (A) to its knowledge, been advised since January 1, 2003 by any Governmental Entity that it is considering issuing or requesting any Parent Regulatory Agreement or (B) have knowledge of any pending or threatened investigation by any Governmental Entity. Neither Parent nor any of its Subsidiaries is in breach or default under any Parent Regulatory Agreement in any material respect.

          (iv)  Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Parent, and except for filings with the SEC, which are the subject of Section 3.2(d), since January 1, 2003, Parent and each of its Subsidiaries have timely filed all regulatory reports, schedules, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that they were required to file with any Governmental Entity (the "Other Parent Documents"), and have timely paid all fees and assessments due and payable in connection therewith, except where the failure to make such payments and filings would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Parent. There is no material unresolved violation or exception by any of such Governmental Entities with respect to any report or statement relating to any examinations of Parent or any of its Subsidiaries.

        (g)    Litigation.    Except as set forth in SECTION 3.2(g) of the Parent Disclosure Schedule, no action, demand, charge, requirement or investigation by any Governmental Entity and no litigation, action, suit, proceeding, investigation or arbitration by any Person or Governmental Entity, in each case with respect to Parent or any of its Subsidiaries or any of their respective properties or Permits, is pending or, to the knowledge of Parent, threatened, except insofar as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Parent.

        (h)    Absence of Certain Changes.    Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, and except as disclosed in the Parent SEC Documents filed and publicly available prior to the date hereof ("Parent Filed SEC Documents"), since June 30, 2006, (A) there has not been any Material Adverse Change in Parent or (B) there are not, to Parent's knowledge, any facts, circumstances or events that make it reasonably likely that Parent will not be able to fulfill its obligations under this Agreement in all material respects.

        (i)    Information Supplied.    None of the information supplied or to be supplied by Parent in writing specifically for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, at the date it is first mailed to the shareholders of the Company or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, except that no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company specifically for inclusion or incorporation by reference in the Form S-4.

        (j)    Reorganization.    Neither Parent nor any of its Affiliates or Subsidiaries has taken or agreed to take any action, has failed to take any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

        SECTION 4.1    Conduct of Business by the Company.    Except (i) as set forth in SECTION 4.1 of the Company Disclosure Schedule, (ii) as otherwise expressly contemplated by this Agreement, or (iii) as consented to in advance by Parent in writing, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company shall, and shall cause its Subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course consistent with past practice and in compliance in all material respects with all applicable laws and regulations, pay their respective debts and Taxes when due, pay or perform their other respective obligations when due, and use all commercially reasonable efforts consistent with the other terms of this Agreement to preserve intact their current business organizations, use all commercially reasonable efforts consistent with the other terms of this Agreement to keep available the services of their current officers and Employees and preserve their relationships with those Persons having business dealings with them, all with the goal of preserving unimpaired in all material respects their goodwill and ongoing businesses at the Effective Time. Without limiting the generality of the foregoing, senior officers of Parent and the Company shall meet on a reasonably regular basis to review the financial and operational affairs of the Company and its Subsidiaries, in accordance with applicable law, and the Company shall give due consideration to Parent's input on such matters, consistent with Section 4.3(d) hereof, with the understanding that, notwithstanding any other provision contained in this Agreement, Parent shall in no event be permitted to exercise control of the Company prior to the Effective Time. Except as (i) expressly contemplated by this Agreement, (ii) disclosed in SECTION 4.1 of the Company Disclosure Schedule, or (iii) consented to in advance by Parent in writing, after the date hereof the Company shall not, and shall not permit any of its Subsidiaries to:

            (i)  other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent, (x) declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock (except for (A) quarterly cash dividends not to exceed $0.23 per share on the Company Common Stock on substantially the same record and payment date schedule as has been utilized in the past, provided that in no event shall the Company declare, set aside or pay dividends on the Company Common Stock if such action would result in the holders of Company Common Stock receiving more than four cash dividend payments in any fiscal year, or more than one cash dividend payment for any fiscal quarter (when considered in conjunction with dividends to be paid by Parent following the Closing), in each case excluding the dividends listed in (B) and (C) of this parenthetical; (B) a cash dividend in an amount of $0.50 per share of Company Common Stock; and (C) a cash dividend in the amount, if any, permitted by SECTION 4.1(i) of the Company Disclosure Schedule), and (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, except upon the exercise of Company Stock Options that are outstanding as of the date hereof in accordance with their present terms, or (z) purchase, redeem or otherwise acquire any shares of capital stock or other securities of the Company or any of its Subsidiaries, or any rights, warrants or options to acquire any such shares or other securities except that the Company may permit the tender of previously owned shares of Company Stock (including shares acquired or deemed acquired upon the exercise of a Company Stock Option) to pay the exercise price and minimum required tax withholding in connection with the exercise of Company Stock Options that are outstanding as of the date hereof;

           (ii)  issue, grant, deliver, sell, pledge or otherwise encumber or subject to any Lien (other than Company Permitted Liens) any shares of its capital stock, any other voting securities, including any restricted shares of Company Common Stock, or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, including any Company Stock Options (other than the issuance of Company Common Stock upon the exercise of Company Stock Options that are outstanding as of the date hereof in accordance with their present terms);

          (iii)  amend its articles of incorporation, bylaws or other comparable organizational documents;

          (iv)  (A) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or any equity securities of, or by any other manner, any business or any Person, or otherwise acquire or agree to acquire any assets except in the ordinary course of business consistent with past practice (but subject to clause (xx) below with respect to purchasing or selling any loans or any mortgage loan servicing rights), (B) open, close, relocate, purchase, lease, sell or acquire any banking or other offices, or file an application with a Governmental Entity pertaining to any such action or (C) enter into any new line of business;

           (v)  sell, lease, license, mortgage or otherwise encumber or subject to any Lien (other than Company Permitted Liens), or otherwise dispose of any of its properties or assets other than securitizations and other transactions in the ordinary course of business consistent with past practices or create any security interest in such assets or properties (other than Company Permitted Liens);

          (vi)  except for the incurring of Permitted Deposit Liabilities (as defined below) in the ordinary course of business consistent with past practice, incur any Indebtedness for borrowed money (except for Federal Home Loan Bank borrowings or advances which mature in less than 90 days and which may be terminated by the Company without fee or penalty at any time) or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any Person (other than the Company or any wholly owned Subsidiary thereof) or, other than in the ordinary course of business consistent with past practice, enter into any repurchase agreements, or, other than in the ordinary course of business consistent with past practice, make any loans, advances or capital contributions to, or investments in, any Person other than its wholly owned Subsidiaries and as a result of ordinary advances and reimbursements to Employees and endorsements of banking instruments;

         (vii)  change in any material respect its accounting methods (or underlying assumptions), principles or practices affecting its assets, liabilities or business, including any reserving, renewal or residual method, practice or policy, in each case, in effect on the date hereof, except as required by changes in GAAP or regulatory accounting principles, or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns of the Company for the taxable year ending December 31, 2005, except as required by changes in law or regulation or as contemplated in Section 4.3(d) of this Agreement;

        (viii)  change in any material respects its investment or risk management or other similar policies of the Company or any of its Subsidiaries;

          (ix)  make, change or revoke any Tax election, file any amended Tax Return, enter into any Tax closing agreement, settle or compromise any liability with respect to Taxes (other than in amounts not to exceed $100,000 in the aggregate), agree to any adjustment of any Tax attribute, file any claim for a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment;

           (x)  (A) except for budgeted capital expenditures to the extent previously disclosed to Parent for the Company's branch under construction in Kalispell, Montana, incur any capital expenditures in excess of $50,000 individually or $200,000 in the aggregate, other than pursuant to binding commitments on their present terms existing on the date hereof and listed in this Section 4.1(x) and other expenditures necessary (following consultation with Parent) to maintain existing assets in good repair or to pay applicable Taxes when due, (B) enter into any agreement obligating the Company to spend more than $50,000 individually or $200,000 in the aggregate, or (C) enter into any agreement, contract, lease or other arrangement of the type described in Section 3.1(f) of this Agreement;

          (xi)  (A) terminate, renew, amend, waive or otherwise modify, except in the ordinary course of business consistent with past practice, or knowingly violate the terms of or fail to use all commercially reasonable best efforts to enforce fully, any of the Company Material Contracts, any of the leases for the Leased Properties or the Third Party Leases or any other material binding obligations, or (B) create, enter into or become bound by any contract or agreement that would be a Company Material Contract if it existed on the date hereof;

         (xii)  except as required by the present terms of agreements or instruments in effect on the date hereof, alter in any material respect, or enter into any commitment to alter in any material respect, any interest in any corporation, association, joint venture, partnership or business entity in which the Company directly or indirectly holds any equity or ownership interest on the date hereof (other than any interest arising from any foreclosure, settlement in lieu of foreclosure or troubled loan or debt restructuring in the ordinary course of business consistent with past practice);

        (xiii)  except as contemplated by this Agreement, (A) grant or pay to any current or former director, officer, Employee or consultant any increase in compensation, bonus or other benefits, except for any such salary, wage, bonus or benefit increase (x) provided to Employees (other than those Employees listed on SECTION 4.1(xiii) of the Company Disclosure Schedule) in the ordinary course of business consistent with past practice, provided, that, in the case of Employees who are officers, such increase shall not exceed 4% of such salary, wage, bonus or benefit in effect as of the date hereof or (y) as required by the terms existing prior to the date hereof of Plans or Employment Agreements listed (including a specific description of such terms) in SECTION 4.1(xiii) of the Company Disclosure Schedule, (B) grant to any such current or former director, officer, Employee or consultant any increase in severance or termination pay (or take any other action that would result in an increase thereto), (C) enter into, or amend, or take any action to clarify any provision of, any Plan or any employment, deferred compensation, consulting, severance, termination or indemnification agreement with any such current or former director, officer, Employee or consultant, except as and when required by applicable law, (D) modify any Company Stock Option, (E) make any discretionary contributions to any pension plan, (F) hire any (x) new employee who is not an officer or director at an annual compensation in excess of $60,000 or (y) any new officer or director, (G) hire or promote any employee to a new rank having a title of vice president or other more senior rank or (H) accelerate the vesting or payment of compensation payable or benefits provided or to become payable or provided to any of current or former directors, officers, Employees, consultants or service providers or otherwise pay any amounts, grant any awards or provide any benefits not otherwise due except to the extent expressly permitted above or as required under any Employment Agreement listed on SECTION 4.1(xiii) of the Company Disclosure Schedule;

        (xiv)  except for loans made on terms generally available to the public and otherwise in compliance with applicable law, make any new loans to, modify the terms of any existing loan to,

  or engage in any other transactions (other than routine banking transactions) with, any Affiliate Person of the Company or of any of its Subsidiaries;

         (xv)  agree or consent to any material agreement or material modifications of existing agreements with any Governmental Entity in respect of the operations of its business, except as required by law;

        (xvi)  pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding, other than any such payment, discharge, settlement or compromise that involves solely money damages in an amount not in excess of $50,000 individually or $200,000 in the aggregate, and that does not create precedent for other pending or potential claims, actions, litigation, arbitration or proceedings;

       (xvii)  incur deposit liabilities, other than liabilities incurred in the ordinary course of business consistent with past practice (including its deposit pricing policies) that do not materially change the risk profile of the Company and its Subsidiaries (it being understood that "ordinary course of business" shall not be deemed to include Brokered Deposits) ("Permitted Deposit Liabilities");

      (xviii)  make any equity investment or commitment to make such an investment in real estate or in any real estate development project, other than in the ordinary course of business consistent with past practice;

        (xix)  originate (i) any loans except in accordance with existing Company lending policies and practices as they presently exist, (ii) residential mortgage loans in excess of $250,000, (iii) 30-year residential mortgage loans whose interest rate, terms, appraisal, and underwriting or other features do not make them immediately available for sale in the secondary market, (iv) unsecured consumer loans in excess of $10,000, (v) commercial business loans in excess of $500,000 as to any loan or in the aggregate as to any related loans or loans to related Persons, (vi) commercial real estate first mortgage loans in excess of $500,000 as to any loan or in the aggregate as to any related loans or loans to related borrowers, or (vii) modifications and/or extensions of any commercial business or commercial real estate loans in the amounts set forth in (v) and (vi) above;

         (xx)  purchase or sell any loans or any mortgage loan servicing rights other than in the ordinary course of business consistent with past practice;

        (xxi)  issue any broadly distributed communication of a general nature to Employees (including general communications relating to benefits and compensation) without prior consultation with Parent and, to the extent relating to post-Closing employment, benefit or compensation information without the prior consent of Parent (which shall not be unreasonably delayed or withheld), except for communications that, upon advice of outside counsel, are required by applicable law or by the requirements of the SEC, NASDAQ or the IRS (in which case the Company shall in any event use reasonable best efforts to consult with Parent in advance of such communications), or issue any broadly distributed communication of a general nature to customers without the prior approval of Parent (which shall not be unreasonably delayed or withheld), except for communications in the ordinary course of business consistent with past practice that do not relate to the Merger or other transactions contemplated hereby;

       (xxii)  award or authorize the award of any Company Stock Options or Company Stock-Based Awards;

      (xxiii)  create, renew, amend or permit to expire, lapse or terminate or knowingly take any action reasonably likely to result in the creation, renewal, amendment, expiration, lapse or termination of any insurance policies referred to in Section 3.1(r) except with Parent's prior written consent, which shall not be unreasonably withheld;

      (xxiv)  knowingly take any action or knowingly fail to take any action which would reasonably be expected to result in any of the conditions of Article VI not being satisfied;

        (xxv)  knowingly take or cause to be taken any action which, individually or in the aggregate, could reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code; or

      (xxvi)  authorize, or commit or agree to take, any of the foregoing actions.

        SECTION 4.2    Advice of Changes.    Except to the extent prohibited by applicable law or regulation, the Company and Parent shall promptly advise the other party orally and in writing to the extent it has knowledge of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, (ii) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement and (iii) any change or event having, or which, insofar as can reasonably be foreseen, could have a Material Adverse Effect on such party or on the truth of their respective representations and warranties or the ability of the conditions set forth in Article VI to be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement; provided further that a failure to comply with this Section 4.2 shall not constitute a failure to be satisfied of any condition set forth in Article VI unless the underlying untruth, inaccuracy, failure to comply or satisfy, or change or event would independently result in a failure to be satisfied of a condition set forth in Article VI.

        SECTION 4.3    No Solicitation by the Company.

        (a)   Except as otherwise provided in this Section 4.3, neither the Company, nor any of its Subsidiaries or any of the officers, directors, agents, or representatives of it or its Subsidiaries (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) shall, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes a Company Takeover Proposal (as defined in this Section 4.3), (ii) participate in any discussions or negotiations regarding any Company Takeover Proposal, (iii) enter into any agreement regarding or that could reasonably be expected to lead to any Company Takeover Proposal or (iv) make or authorize any public statement, recommendation or solicitation in support of any Company Takeover Proposal. The Company and its Subsidiaries shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Parent) conducted heretofore with respect to any of the foregoing, and shall use reasonable best efforts to cause all Persons other than Parent who have been furnished with confidential information regarding the Company in connection with the solicitation of or discussions regarding a Company Takeover Proposal within the 12 months prior to the date hereof promptly to return or destroy such information. If and only to the extent that (i) the Company Shareholders Meeting shall not have occurred, (ii) the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's shareholders under Minnesota law in light of a bona fide Company Takeover Proposal that has not been withdrawn (taking into account any changes in the terms of the Merger that Parent, in its sole discretion, shall have proposed in good faith in writing), (iii) such Company Takeover Proposal was not solicited by it and did not otherwise result from a breach of this Section 4.3(a), (iv) the Company provides prior written notice to Parent of its decision to take such action and (v) prior to taking any of the following actions, the Company has entered into a confidentiality agreement with the Person or Persons proposing such Company Takeover Proposal the terms of which are not less favorable to the Company than those of the confidentiality agreement, dated August 11, 2006, by and between Parent and the Company (the "Confidentiality Agreement"), the Company shall be permitted to (A) furnish information with respect to the Company and any of its Subsidiaries to such Person pursuant to a customary confidentiality agreement, (B) participate in discussions and negotiations with such Person and (C) effect a Change in the Company Recommendation (as defined below).

        For purposes of this Agreement, "Company Takeover Proposal" means any proposal or offer from any Person (other than from Parent and its Affiliates) relating to (A) any direct or indirect acquisition or purchase of (x) assets of the Company and its Subsidiaries that generate 20% or more of the net revenues or net income, or that represent 20% or more of the total assets, of the Company and its Subsidiaries, taken as a whole, or (y) 20% or more of any class of equity securities of the Company, (B) any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of any class of any equity securities of the Company, or (C) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any one or more Subsidiaries of the Company, individually or taken together, whose business constitutes 20% or more of the net revenues, net income or total assets of the Company and its Subsidiaries, taken as a whole), other than the transactions contemplated by this Agreement.

        (b)   Except as expressly permitted by this Section 4.3 or Section 5.1(e), neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent, the approval of the Agreement, the Merger or the Company Recommendation (as defined in Section 5.1(e)) or take any action or make any statement in connection with the Company Shareholders Meeting inconsistent with such approval or Company Recommendation (collectively, a "Change in the Company Recommendation"), or (ii) approve or recommend, or propose publicly to approve or recommend, or fail to recommend against, any Company Takeover Proposal.

        (c)   In addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 4.3, the Company shall promptly (and in any event within 24 hours) advise Parent orally and in writing of any request for information relating to a Company Takeover Proposal, or of any Company Takeover Proposal, the material terms and conditions of such request or Company Takeover Proposal and the identity of the Person making such request or Company Takeover Proposal, and shall promptly (and in any event within 24 hours) provide a copy of any written request or Company Takeover Proposal to Parent. The Company will keep Parent promptly informed on a current basis of the status, terms and details (including amendments or proposed amendments) of any such request or Company Takeover Proposal. The Company shall ensure that the officers, directors and all Employees, agents and representatives (including any investment bankers, financial advisors, attorneys, accountants or other retained representatives) of the Company or its Subsidiaries are aware of the restrictions contained in this Section 4.3 as reasonable necessary to avoid violations thereof, and it is understood that any violation of this Section 4.3 by any such Person, at the direction of or with the knowledge or consent of the Company or its Subsidiaries, shall be deemed to be a breach of this Section 4.3 by the Company.

        (d)   Nothing contained in this Section 4.3 shall prohibit the Company from taking and disclosing to its shareholders a position as required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act; provided, however, any such disclosure relating to a Company Takeover Proposal shall be deemed to be a Change in the Company Recommendation unless the Board of Directors of the Company expressly reaffirms the Company Recommendation in such disclosure.

        SECTION 4.4    Transition.

        (a)   Commencing following the date hereof, Parent and the Company shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts to facilitate the integration of the Company and its Subsidiaries, including the Company Bank, with the businesses of Parent and its Subsidiaries as of the Closing Date or such later date as may be determined by Parent. Without limiting the generality of the foregoing, from the date hereof through the Closing Date and consistent with the performance of their day-to-day operations and the continuous operation of the Company and its Subsidiaries in the ordinary course of business consistent with past practice, the Company shall cause the Employees and officers of the Company and its Subsidiaries, including the Company Bank, to use their reasonable best efforts to provide support, including support from its outside contractors, and to assist Parent in performing all tasks, including equipment installation, reasonably required to result in a successful integration at the Closing or such later date as may be determined by Parent.

        (b)   Parent and the Company agree to consult with respect to their loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) and the Company shall make such modifications or changes to its policies and practices, if any, and at such date prior to the Effective Time, as Parent shall reasonably request. Parent and the Company shall also consult with respect to the character, amount and timing of restructuring charges to be taken by each of them in connection with the transactions contemplated hereby, and shall take such charges as Parent shall reasonably request. The Company shall not be required to take any action required by this Section 4.4(b)(i) prior to the date on which all regulatory and shareholder approvals required to consummate the transactions contemplated by this Agreement are received, (ii) until after receipt of written confirmation from Parent that it is not aware of any fact or circumstance that would prevent completion of the Merger, and (iii) if any such action is prohibited by GAAP or any applicable laws and regulations. No party's representations, warranties and covenants contained in this Agreement shall be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes to such policies and practices which may be undertaken on account of this Section 4.4(b).

        SECTION 4.5    No Fundamental Changes in the Conduct of Business by Parent.    Except (i) as set forth in Section 4.5 of the Parent Disclosure Schedule, (ii) as consented to by the Company in writing or required by applicable law or regulation or (iii) as otherwise expressly contemplated by this Agreement, Parent shall not, and shall not permit any of its Subsidiaries to:

          (i)    except as contemplated hereby, amend its certificate of incorporation or bylaws in any manner that would adversely affect the economic benefits of the Merger to the holders of Company Common Stock; provided that the authorization or issuance of preferred stock in a manner that would not require Parent stockholder approval shall not be deemed to violate this clause (i);

          (ii)   knowingly take any action or knowingly fail to take any action which would reasonably be expected to result in any of the conditions of Article VI not being satisfied;

          (iii)  knowingly take or cause to be taken any action which, individually or in the aggregate, could reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code; or

          (iv)  authorize, or commit or agree to take, any of the foregoing actions or any other action that would be reasonably likely to prevent Parent from performing or would be reasonably likely to cause Parent not to perform its covenants hereunder in all material respects.

ARTICLE V

ADDITIONAL AGREEMENTS

        SECTION 5.1    Preparation of the Form S-4, Proxy Statement; Shareholder Meeting.

        (a)   As promptly as practicable following the date of this Agreement, Parent and the Company shall prepare, and Parent shall file with the SEC, the Form S-4, in which the Proxy Statement will be included as a prospectus. Each of Parent and the Company shall use all reasonable efforts to have the Form S-4 declared effective under the Securities Act, and for the Proxy Statement to be cleared under the Exchange Act, as promptly as practicable after such filing. Without limiting any other provision hereinabove contained, the Form S-4 and the Proxy Statement will contain, without limitation, such information and disclosure reasonably requested by either Parent or the Company so that (i) the Form S-4 conforms in both form and substance to the requirements of the Securities Act, and (ii) the Proxy Statement conforms in both form and substance to the requirements of the Exchange Act. The Company and Parent shall each use reasonable best efforts to cause the Proxy Statement to be mailed to holders of Company Common Stock as promptly as practicable after the Form S-4 is declared effective.

        (b)   If at any time prior to the Effective Time there shall occur (i) any event with respect to the Company or any of its Subsidiaries, or with respect to other information supplied by Company for inclusion in the Form S-4 or the Proxy Statement or (ii) any event with respect to Parent or its Subsidiaries, or with respect to information supplied by Parent for inclusion in the Form S-4 or the Proxy Statement, in either case, which event is required to be described in an amendment of, or a supplement to, the Form S-4 or the Proxy Statement, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the shareholders of Company.

        (c)   Each of the Company and Parent shall promptly notify the other of the receipt of any comments from the SEC or its staff or any other appropriate government official and of any requests by the SEC or its staff or any other appropriate government official for amendments or supplements to any of the filings with the SEC in connection with the Merger and the other transactions contemplated hereby or for additional information and shall supply the other with copies of all correspondence between the Company or any of its representatives, or Parent or any of its representatives, as the case may be, on the one hand, and the SEC or its staff or any other appropriate government official, on the other hand, with respect thereto. The Company and Parent shall use their respective reasonable best efforts to respond to any comments of the SEC with respect to the Form S-4 and the Proxy Statement as promptly as practicable. The Company and Parent shall cooperate with each other and provide to each other all information necessary in order to prepare the Form S-4 and the Proxy Statement, and shall provide promptly to the other party any information such party may obtain that could necessitate amending any such document.

        (d)   The Company shall, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, duly call, give notice of, convene and hold the Company Shareholders Meeting, in accordance with the MBCA, for the purpose of obtaining the Company Shareholder Approval, and shall coordinate with Parent regarding the timing of the Company Shareholders Meeting.

        (e)   Subject to Section 4.3, the Board of Directors of the Company shall recommend to the Company's shareholders the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby (the "Company Recommendation"). Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to the first sentence of this Section 5.1(e) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Company Takeover Proposal. Notwithstanding any Change in the Company Recommendation, unless otherwise directed in writing by Parent, this Agreement and the

Merger shall be submitted to the shareholders of the Company at the Company Shareholders Meeting for the purpose of approving the Agreement and the Merger and nothing contained herein shall be deemed to relieve the Company of such obligation, provided, however, that if the Board of Directors of the Company shall have effected a Change in the Company Recommendation in accordance with this Agreement, then in submitting this Agreement to the Company's shareholders, the Board of Directors of the Company may submit this Agreement to the Company's shareholders without recommendation (although the resolutions adopting this Agreement and the Plan of Merger as of the date hereof may not be rescinded or amended), in which event the Board of Directors of the Company may communicate the basis for its lack of a recommendation to the Company's shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law.

        SECTION 5.2    Access to Information; Confidentiality.

        (a)   Subject to applicable law, each Party shall, and shall cause its Subsidiaries to, afford each other party and to the officers, Employees, accountants, counsel, financial advisors and other representatives of each other party, reasonable access during normal business hours during the period prior to the Effective Time to all its respective properties, books, contracts, commitments, personnel and records and, during such period, each Party shall, and shall cause each of its Subsidiaries to, furnish promptly to each other party all other information concerning its business, properties and personnel as such other party may reasonably request. In addition, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent (a) a copy of each material report, schedule, registration statement and other document filed by it with any Governmental Entity and (b) the internal or external reports prepared by it and/or its Subsidiaries in the ordinary course of business that are reasonably required by Parent promptly after such reports are made available to the Company's personnel. No review pursuant to this Section 5.2 shall affect any representation or warranty given by any Party.

        (b)   Each party shall continue to abide by the terms of the Confidentiality Agreement, and shall cause its Subsidiaries, Affiliates, directors, officers, Employees, agents and advisors (collectively, such party's "Representatives") to treat all information and documents obtained from the other party or its Representatives pursuant to Section 5.2(a) or during the investigations leading up to the execution of this Agreement as "Confidential Information" (as that term is used in the Confidentiality Agreement) subject to the terms of the Confidentiality Agreement.

        SECTION 5.3    Reasonable Best Efforts.

        (a)   Subject to the terms and conditions set forth in this Agreement, each of the Parties shall use its reasonable best efforts (subject to, and in accordance with, applicable law) to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including (i) obtaining all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) obtaining all necessary consents, approvals or waivers from third parties, (iii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, (iv) subject to Section 4.3, publicly supporting this Agreement and the Merger and (v) executing and delivering any additional instruments, including without limitation the Support Agreement, necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

        (b)   In connection with and without limiting the foregoing, the Company shall (i) use its reasonable best efforts to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement or the Merger or any of the other transactions contemplated hereby, and (ii) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement or the Merger or any other transaction contemplated hereby, take all action necessary to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated hereby.

        (c)   Notwithstanding anything to the contrary in this Agreement, the Parent and its Subsidiaries are not required to, and the Company and its Subsidiaries may not, without the prior written consent of Parent, become subject to, consent or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to sell, to hold separate or otherwise to dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of the Company, Parent, or any of their respective Subsidiaries in any manner which could reasonably be expected to, individually or in the aggregate with all other such requirements, conditions, understandings, agreements and orders, have a material adverse effect on the business, operations, financial condition or results of operations of the Company or Parent, in either case measured on a scale relative to the Company (a "Materially Burdensome Regulatory Condition").

        SECTION 5.4    Rule 16b-3 Actions.    Parent and the Company agree that, in order to most effectively compensate and retain the Company Insiders (as defined below) in connection with the Merger, both prior to and after the Effective Time, it is desirable that the Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Company Common Stock and Company Stock Options in connection with the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 5.4. Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock or acquisitions of Parent Common Stock (including derivative securities with respect to Company Common Stock or Parent Common Stock) resulting from the transactions contemplated by Article I and II of this Agreement by each Company Insider to be exempt under Section 16(b) under the Exchange Act to the fullest extent permitted by applicable law. Assuming that the Company delivers to Parent the Company Section 16 Information (as defined below) in a timely fashion prior to the Effective Time, the Board of Directors of Parent, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event prior to the Effective Time adopt a resolution providing in substance that the receipt by the Company Insiders (as defined below) of Parent Common Stock in exchange for shares of Company Common Stock pursuant to the transactions contemplated hereby, and to the extent such securities are listed in the Company Section 16 Information, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act to the fullest extent permitted by applicable law. "Company Section 16 Information" shall mean information accurate in all material respects regarding the Company Insiders, the number of shares of Company Common Stock held by each such Company Insider and expected to be exchanged for Parent Common Stock in the Merger. "Company Insiders" shall mean those officers and directors of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company and, with respect to the foregoing obligations of Parent, who are listed in the Company Section 16 Information and who will be subject to the reporting requirements of Section 16(a) of the Exchange Act, immediately following the Effective Time, with respect to Parent.

        SECTION 5.5    Indemnification, Exculpation and Insurance.

        (a)   From and for six years after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless, and provide advancement of expenses to, each person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an officer or director of the Company or any of its Subsidiaries (an "Indemnified Party")"), against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of the Company or any Subsidiary of the Company, and pertaining to any matter existing or occurring, or any act or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated thereby), to the same extent as such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by the Company pursuant to the Company's articles of incorporation, bylaws and indemnification agreements with any directors or officers of the Company or its Subsidiaries that have been disclosed to Parent prior to the date of this Agreement and are listed in respect of clause (iv) on Schedule 3.1(f).

        (b)   In the event of any threatened or actual third party claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any such claim, action suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, an Indemnified Party, is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of the Company or any of its Subsidiaries or their respective predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the Parties agree to cooperate and use their best efforts to defend against and respond thereto.

        (c)   For a period of six years after the Effective Time, the Surviving Corporation shall use reasonable best efforts to maintain in effect the current policies of directors' and officers' liability insurance maintained by the Company (provided, that the Surviving Corporation may substitute therefor commercially available policies with a substantially comparable insurer (or self-insurance) of at least substantially the same coverage, amounts and retentions containing terms and conditions which are no less advantageous to the insured) with respect to claims arising from facts or events which occurred at or before the Effective Time; provided, that the Surviving Corporation shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 200% of the premiums paid as of the date hereof by the Company for such insurance (the premiums paid as of the date hereof by the Company for such insurance, the "Company's Current Premium"), and if such premiums for such insurance would at any time exceed 200% of the Company's Current Premium, then the Surviving Corporation shall use reasonable best efforts to maintain policies of insurance which, in the Surviving Corporation's good faith determination, provide the maximum coverage available at an annual premium not exceeding 200% of the Company's Current Premium.

        (d)   If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Surviving Corporation, as the case may be, shall assume the obligations set forth in this SECTION 5.5.

        (e)   The provisions of this Section 5.5 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and other Person named herein and his or her heirs and representatives.

        SECTION 5.6    Fees and Expenses.    Except as otherwise provided in Section 7.2, all fees and expenses incurred in connection with the Merger, this Agreement, and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the

Merger is consummated; provided, however, that Parent shall bear the fees and expenses relating to the filing of the Form S-4.

        SECTION 5.7    Public Announcements.    Parent and the Company will consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with and use reasonable efforts to agree on, any press release or other public statements and any broadly distributed internal communications with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement or broadly distributed internal communications prior to such consultation, except as either party may in good faith determine is required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange and except for any discussions with rating agencies. The Parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in a form heretofore agreed to by the Parties.

        SECTION 5.8    Affiliates.    Concurrently with the execution of this Agreement (or to the extent not practicable, as soon as practicable and in any event within 10 Business Days after the date hereof), the Company shall deliver to Parent a written agreement substantially in the form attached as Exhibit A hereto of all of the Persons who are "affiliates" of the Company for purposes of Rule 145 under the Securities Act; all of such affiliates, who are affiliates as of the date of this Agreement, are identified in SECTION 5.8 of the Company Disclosure Schedule. SECTION 5.8 of the Company Disclosure Schedule shall be updated by the Company as necessary to reflect changes from the date hereof and the Company shall use reasonable best efforts to cause each Person added to such schedule after the date hereof to deliver a similar agreement.

        SECTION 5.9    Stock Exchange Listing.    Parent shall use best efforts to cause the Parent Common Stock issuable under Article II to be approved for issuance on the NYSE, subject to official notice of issuance, as promptly as practicable after the date hereof, and in any event on or prior to the Closing Date.

        SECTION 5.10    Shareholder Litigation.    Each of the Company and Parent shall give the other the reasonable opportunity to participate in the defense of any shareholder litigation against the Company or Parent, as applicable, and its directors relating to the transactions contemplated by this Agreement.

        SECTION 5.11    Standstill Agreements; Confidentiality Agreements.    During the period from the date of this Agreement through the Effective Time, the Company shall not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it or any of its respective Subsidiaries is a party and which relates to the confidentiality or information regarding the Company or its Subsidiaries or which relate to securities of the Company, other than client and customer agreements entered into by the Company or its Subsidiaries in the ordinary course of business consistent with past practice. During such period, the Company shall use reasonable best efforts to enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including by using reasonable best efforts to obtain injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction.

        SECTION 5.12    Employee Benefits.

        (a)   Following the Effective Time, the employees of the Company and its Subsidiaries who are employed by Parent or one of its Subsidiaries as of the Effective Time (the "Covered Employees") and who remain employed with Parent or one of its Subsidiaries during such period will be offered participation and coverage under employee benefit plans that are comparable, on an aggregate basis, to the plans generally in effect for similarly situated employees of Parent and its Subsidiaries ("Parent Benefit Plans"); provided, that for purposes of the foregoing sentence the employee benefit plans provided to employees of the Company and its Subsidiaries as of immediately prior to the Effective Time shall be deemed to be comparable, on an aggregate basis, to those provided to similarly situated employees of Parent and its Subsidiaries for purposes of this sentence, it being understood that the Covered Employees may commence participating in the Parent Benefit Plans on different dates following the Effective Time with respect to different Parent Benefit Plans. Nothing herein shall limit the right of Parent or any of its Subsidiaries to (i) terminate the employment of any Covered Employee at any time or (ii) amend or terminate any of the Company Benefit Plans or Parent Benefits Plans in accordance with their terms. Notwithstanding the foregoing, if, during the period of one year following the Effective Time, the employment of a Covered Employee is terminated by Parent or any of its Subsidiaries other than for "cause," subject to the execution, delivery and non-revocation of a general release of claims in favor of Parent, the Company and their respective Subsidiaries, such terminated Covered Employee shall be entitled to severance pay as described on Schedule 5.12(a) of the Parent Disclosure Schedule which shall be calculated taking into account the Covered Employee's past service in accordance with this SECTION 5.12(b).

        (b)   To the extent that a Covered Employee becomes eligible to participate in an employee benefit plan maintained by Parent or any of its Subsidiaries, other than the Company or its Subsidiaries, Parent shall cause such employee benefit plan to (i) recognize the service of such Covered Employee with the Company or its Subsidiaries for purposes of eligibility, vesting and benefit accruals under the Parent Benefit Plans, to the same extent as such service was credited for such purpose by the Company and its Subsidiaries, provided, however, that such service shall not be recognized (A) for purposes of benefit accruals or levels of benefits under any retirement plan, (B) to the extent that such recognition would result in a duplication of benefits with respect to the same period of service or (C) with respect to newly implemented plans for which prior service is not taken into account, and (ii) with respect to any health, dental or vision plan of Parent or any of its Subsidiaries (other than the Company and its Subsidiaries) in which any Covered Employee is eligible to participate in the plan year that includes the year in which such Covered Employee is eligible to participate, (x) cause any pre-existing condition limitations under such Parent or Subsidiary plan to be waived with respect to such Covered Employee to the extent such limitation would have been waived or satisfied under the Company Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time, and (y) subject to either the Company (through its service providers) on behalf of all Covered Employees or each Covered Employee providing Parent with such Covered Employee's explanation of benefits with respect to the health, dental or vision plans of the Company in which such Covered Employee participates, in a form and manner that Parent reasonably determines is administratively feasible to take into account under its plans, recognize any medical or other health expenses incurred by such Covered Employee in the year that includes the Closing Date for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental or vision plan of Parent or any of its Subsidiaries.

        (c)   Nothing contained herein is intended to provide, or shall be construed or interpreted as providing, any Covered Employee any right to continued employment or restrict Parent from amending or terminating any employee benefit plan, program or policy of, or any agreement with, Parent, the Company or any of their respective Subsidiaries, in accordance with the terms thereof. This Agreement is not intended, and it shall not be construed, to create third party beneficiary rights for any current or former employees of the Company or its Subsidiaries (including any beneficiaries or dependents thereof) under or with respect to any plan, program, or arrangement described in or contemplated by this Agreement.

        (d)   No provision of this SECTION 5.12 shall create any third party beneficiary rights in any current or former employee (including any beneficiary or dependent thereof) of the Company or any of its Subsidiaries. Nothing contained herein shall prevent Parent from terminating the employment of any employee of the Company or any of its Subsidiaries or amending the terms of or terminating any Plan or Employment Agreement to the extent permitted by the terms of such plan or agreement.

        SECTION 5.13    Tax Matters.    Parent and the Company shall use reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code and to obtain the Tax opinions described in Section 6.2(c) and Section 6.3(c) hereof. This Agreement is intended to constitute a "plan of reorganization" within the meaning of Treas. Reg. Sec. 1.368-2(g). Officers of Parent and the Company shall execute and deliver to Lindquist & Vennum, counsel to the Company, and Wachtell, Lipton, counsel to Parent, certificates containing appropriate representations at such time or times as may be reasonably requested by such law firms, including the effective date of the Form S-4 and the Closing Date, in connection with their respective deliveries of opinions, pursuant to SECTION 6.2(c) and 6.3(c) hereof, with respect to the Tax treatment of the Merger.

        SECTION 5.14    Additional Covenant.    The Company shall take all actions set forth on Section 5.14(a) and 5.14(b) of the Company Disclosure Schedule.

ARTICLE VI

CONDITIONS PRECEDENT

        SECTION 6.1    Conditions to Each Party's Obligation to Effect the Merger.    The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver by each of Parent and the Company on or prior to the Closing Date of the following conditions:

        (a)   Shareholder Approvals.    The Company Shareholder Approval shall have been obtained.

        (b)   Governmental and Regulatory Approvals.    Other than the filing provided for under Section 1.2, all consents, approvals and actions of, filings with and notices to any Governmental Entity required by the Company, Parent or any of their Subsidiaries under applicable law or regulation to consummate the Merger and the other transactions contemplated hereby, shall have been obtained or made and shall remain in full force and effect, including approval of the Merger by the applicable regulatory authorities (all such approvals and the expiration of all such waiting periods, the "Requisite Regulatory Approvals").

        (c)   Other Third Party Approvals.    All other notices, consents or waivers from third parties (other than Governmental Employees) with respect to the transactions contemplated by this Agreement shall have been made or obtained except as would not reasonably be expected to have a Material Adverse Effect on the Company or on Parent.

        (d)   No Injunctions or Restraints.    No judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition (collectively, "Restraints") shall be in effect preventing the consummation of the Merger.

        (e)   Form S-4; Blue Sky Laws.    The Form S-4 shall have become effective under the Securities Act and no stop order or proceedings seeking a stop order shall have been entered or be pending by the SEC, and Parent shall have received all approvals required under state securities or "blue sky" laws with respect to the Merger.

        (f)    Stock Exchange Listing.    The shares of Parent Common Stock issuable to the Company's shareholders as contemplated by Article II shall have been approved for listing on the NYSE, subject to official notice of issuance.

        SECTION 6.2    Conditions to Obligations of Parent.    The obligation of Parent and Merger Sub to effect the Merger is further subject to satisfaction or waiver of the following conditions:

        (a)   Representations and Warranties.    The representations and warranties of the Company set forth herein, other than those listed in SECTIONS 3.1(a), 3.1(b), 3.1(c), 3.1(d), 3.1(w) and 3.1(x), shall be true and correct at and as of the date hereof and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), provided that no such representation or warranty of the Company shall be deemed untrue or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of the Company, has had or would reasonably be expected to result in a Material Adverse Effect on the Company, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty; and (y) any use of the terms "material," "materially," "in all material respects," "Material Adverse Change," "Material Adverse Effect" or similar terms or phrases (collectively, "qualified by materiality") in any such representation or warranty, each of the representations and warranties of the Company set forth in SECTIONS 3.1(a), 3.1(b), 3.1(d), 3.1(w) and 3.1(x) shall be true and correct to the extent qualified by materiality, and otherwise shall be true and correct in all material respects, at and as of the date hereof and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made of an earlier date, in which case as of such date); and each of the representations and warranties of the Company set forth in SECTION 3.1(c) shall be true and correct in all respects except for insignificant differences, at and as of the date hereof and as of the Closing Date, as if made at and as of such time (except to the extent expressly made of an earlier date, in which case as of such date); and Parent shall have received a certificate, dated the Closing Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company, to such effect.

        (b)   Performance of Obligations of the Company.    The Company shall have performed in all material respects all obligations required to be performed by it at or prior to the Closing Date under this Agreement; and Parent shall have received a certificate, dated the Closing Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company, to such effect.

        (c)   Tax Opinion.    Parent shall have received the opinion of Wachtell, Lipton, in form and substance reasonably satisfactory to Parent, dated the Closing Date, rendered on the basis of facts, representations and assumptions set forth in such opinion and certificates obtained from officers of Parent and the Company, all of which are consistent with the state of facts existing as of the Effective Time, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering the tax opinion described in this Section 6.2(c), Wachtell, Lipton, may require and rely upon representations contained in certificates of officers of Parent and the Company.

        (d)   No Burdensome Condition.    No regulatory consent, waiver, permit, authorization or approval required to be obtained in connection with this Agreement and the consummation of the transactions contemplated hereby, including the Merger, shall contain or result in a Materially Burdensome Regulatory Condition.

        (e)   Retention.    None of the persons listed on SECTION 6.2(e) of the Parent Disclosure Schedule shall have ceased to be employed by the Company or given any notice of termination of employment with the Company, other than as a result of the death of any such person.

        SECTION 6.3    Conditions to Obligations of the Company.    The obligation of the Company to effect the Merger is further subject to satisfaction or waiver by the Company of the following conditions:

        (a)   Representations and Warranties.    (i) The representations and warranties of Parent set forth herein, other than those listed in SECTIONS 3.2(a), 3.2(b), 3.2(c) and 3.2(e), shall be true and correct at and as of the date hereof and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), provided that no such representation or warranty of Parent shall be deemed untrue or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Parent, has had or would result in a Material Adverse Effect on Parent, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms "material," "materially," "in all material respects," "Material Adverse Change," "Material Adverse Effect" or similar terms or phrases in any such representation or warranty; each of the representations and warranties of Parent set forth in SECTIONS 3.2(a), 3.2(c) and 3.2(e) shall be true and correct to the extent qualified by materiality, and otherwise shall be true and correct in all material respects, at and as of the date hereof and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made of an earlier date, in which case as of such date); and each of the representations and warranties of Parent set forth in SECTION 3.2(b) shall be true and correct in all respects except for de minimus differences, at and as of the date hereof and as of the Closing Date, as if made at and as of such time (except to the extent expressly made of an earlier date, in which case as of such date); and the Company shall have received a certificate, dated the Closing Date, signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent, to such effect.

        (b)   Performance of Obligations of Parent.    Parent shall have performed in all material respects all obligations required to be performed by it at or prior to the Closing Date under this Agreement; and the Company shall have received a certificate, dated the Closing Date, signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent, to such effect.

        (c)   Tax Opinion.    The Company shall have received the opinion of Lindquist & Vennum, in form and substance reasonably satisfactory to the Company, dated the Closing Date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Parent and the Company, all of which are consistent with the state of facts existing as of the Effective Time, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering the tax opinion described in this Section 6.3(c), Lindquist & Vennum may require and rely upon representations contained in certificates of officers of Parent and the Company.

        SECTION 6.4    Frustration of Closing Conditions.    Neither Parent nor the Company may rely on the failure of any condition set forth in SECTION 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party's failure to use reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 5.3.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

        SECTION 7.1    Termination.    This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Shareholder Approval:

        (a)   by mutual consent of Parent and the Company in a written statement, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

        (b)   by either Parent or the Company if any Governmental Entity that must grant a Requisite Regulatory Approval has denied such approval and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

        (c)   by either Parent or the Company if the Merger shall not have been consummated on or before June 30, 2007, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

        (d)   by either Parent or the Company (provided that the terminating party is not in breach of its obligations under SECTION 5.1 hereof) if the Company Shareholder Approval shall not have been obtained by reason of the failure to obtain the requisite vote of the shareholders of the Company at a duly held special meeting of shareholders or at any adjournment or postponement thereof;

        (e)   by either Parent or the Company if there shall have been a breach of any of the representations or warranties, or of any of the covenants or agreements, set forth in this Agreement on the part of the other party, if such breach, individually or in the aggregate with all such other breaches, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in SECTION 6.2(a) or (b) or SECTION 6.3(a) or (b), as the case may be, and which is not cured within 30 days following receipt by the breaching party of written notice of such breach from the party seeking to terminate the agreement or such breach by its nature cannot be cured within such time period; or

        (f)    by Parent, if the management of the Company or its Board of Directors, for any reason, (i) fails to recommend to shareholders the approval of this Agreement and the transactions contemplated hereby (including in the Proxy Statement) or effects a Change in Recommendation or recommends any Company Takeover Proposal (or, in the case of this clause (i), resolves to take any such action), whether or not permitted by the terms of this Agreement, or (ii) violates SECTION 4.3 or 5.1 of this Agreement in any material respect;

        (g)   by the Company, if the Board of Directors of the Company so determines by the vote of a majority of all of its members, by giving written notice to Parent not later than the end of the second Business day next following the Determination Date, in the event that, as of the Determination Date, both of the following conditions are satisfied:

          (i)    the Average Closing Price shall be less than 75% of the Starting Price; and

          (ii)   (A) the number obtained by dividing the Average Closing Price by the Starting Price (such number, the "Parent Ratio") is less than (B) the number obtained by dividing the Final Index Price by the Initial Index Price and subtracting 0.20 from such quotient (such number, the "Index Ratio").

        If the Company elects to exercise its termination right pursuant to this Section 7.1(g), it shall give written notice to Parent. During the five-Business Day period commencing with its receipt of such notice, Parent may, at its option (the "Fill Option"), adjust the Exchange Ratio to equal the lesser of (i) a number equal to a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is the product of 0.75, the Starting Price and the Exchange Ratio (as then in effect) and the denominator of which is the Average Closing Price, and (ii) a number equal to a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is the Index Ratio multiplied by the Exchange Ratio (as then in effect) and the denominator of which is the Parent Ratio. If Parent makes an election contemplated by the preceding sentence within such five-day period, it shall give prompt written notice to the Company of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 8.1(g) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 8.1(g).

        For purposes of this Section 8.1(g), the following terms shall have the meanings set forth below:

    "Average Closing Price" of the Parent Common Stock shall mean the arithmetic mean of the daily closing sales prices per share of Parent Common Stock reported on the New York Stock Exchange (as reported by the Wall Street Journal or, if not reported thereby, another authoritative source) for the five consecutive full New York Stock Exchange trading days ending at the close of trading on the Determination Date (with a proportionate adjustment in the event that the outstanding shares of common stock of Parent shall be changed into a different number of shares by reason of any stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of the Agreement and the Determination Date).

    "Determination Date" means the date on which the last Requisite Regulatory Approval shall have been obtained, without regard to any requisite waiting period.

    "Final Index Price" means the arithmetic mean of the daily closing values of the PHLX/KBW Bank Sector Index (Trading Symbol: BKX) (the "Bank Index") for the five trading days utilized in calculating the Average Closing Price.

    "Initial Index Price" means $112.22, the closing value of the Bank Index on November 3, 2006.

    "Starting Price" means $33.57, the closing sale price per share of Parent reported on the New York Stock Exchange on November 3, 2006.

        SECTION 7.2    Effect of Termination.

        (a)   In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, or any of their respective directors, officers or employees, other than that the provisions of Section 5.2(b), this Section 7.2 and Article VIII shall survive such termination indefinitely or otherwise in accordance with their terms, provided, however, that nothing herein shall relieve any Party from any liability for any willful breach by a Party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

        (b)   In the event that this Agreement is terminated by Parent or the Company pursuant to SECTION 7.1(d) by reason of the Company Shareholder Approval not having been obtained and there shall have been prior to any Company Shareholder Meeting a Third Party Public Event (as defined below) and the Company shall have entered into any acquisition or other similar agreement, including any letter of intent, in connection with, or shall have consummated, any Company Takeover Proposal within 12 months from the date of termination of this Agreement, the Company shall pay to Parent a breakup fee in an amount equal to $2,800,000 (the "Breakup Fee"). For purposes of this SECTION 7.2(b), a "Third Party Public Event" shall be deemed to occur if, prior to the event giving rise to the right to terminate this Agreement, a bona fide Company Takeover Proposal shall have been made known to the Company or any of its Subsidiaries or has been made directly to its shareholders generally or any Person shall have publicly announced, or disclosed to the Company's board of directors, an intention (whether or not conditional) to make a Company Takeover Proposal, and such Company Takeover Proposal or public announcement shall not have been irrevocably and publicly withdrawn not less than five Business Days prior to the Company Shareholder Meeting.

        (c)   In the event that this Agreement is terminated by Parent by reason of a willful material breach pursuant to SECTION 7.1(e), the Company shall pay to Parent an amount equal to the Breakup Fee.

        (d)   In the event that this Agreement is terminated by Parent pursuant to SECTION 7.1(f), the Company shall pay Parent an amount equal to the Breakup Fee.

        (e)   In the event that this Agreement is terminated by Parent or the Company pursuant to SECTION 7.1(c) without the Company Shareholder Meeting having occurred or by Parent pursuant to SECTION 7.1(e) (other than the circumstances set forth in SECTION 7.2(c) or SECTION 7.2(d)) and (1) at any time from the date hereof until such termination there shall have been a Third Party Public Event or a proposed Company Takeover Proposal communicated to the senior management or the Board of Directors of the Company (and with respect to termination pursuant to SECTION 7.1(c), such Third Party Public Event or communicated proposed Company Takeover Proposal was not withdrawn prior to the date of termination) and (2) the Company shall have entered into any definitive agreement in connection with, or shall have consummated, any Company Takeover Proposal within 12 months from the date of termination of this Agreement, the Company shall pay to Parent an amount equal to the Breakup Fee.

        (f)    In the event that the Company shall be obligated to pay the Breakup Fee pursuant to SECTION 7.2(b) or SECTION 7.2(e), the Company shall pay Parent the Breakup Fee by wire transfer of immediately available funds, at the earlier of such time that the Company enters into any definitive agreement in connection with the applicable Company Takeover Proposal or such time as such Company Takeover Proposal is consummated. In the event that the Company shall be obligated to pay the Breakup Fee pursuant to SECTION 7.2(c) or SECTION 7.2(d), the Company shall pay Parent the Breakup Fee promptly by wire transfer of immediately available funds, but in no event later than two business days after the termination of this Agreement.

        (g)   The Company acknowledges that the agreements contained in this Section 7.2(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails promptly to pay the amount due pursuant to this Section 7.2(b), and, in order to obtain such payment, Parent commences a suit which results in a judgment against the Company for the fee set forth in this Section 7.2(b) the Company shall pay to Parent its costs and expenses (including attorneys' fees and expenses) in connection with such suit, together with interest on the amount of the fee at the rate on six-month U.S. Treasury obligations plus 300 basis points in effect on the date such payment was required to be made.

        SECTION 7.3    Amendment.    This Agreement may be amended by the Parties at any time before or after the Company Shareholder Approval; provided, however, that after such approval, there shall not be made any amendment that by law requires further approval by the shareholders of the Company and Parent without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of all of the Parties.

        SECTION 7.4    Extension; Waiver.    At any time prior to the Effective Time, Parent may (a) extend the time for the performance of any of the obligations or other acts of the Company, (b) waive any inaccuracies in the representations and warranties of the Company contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 7.3, waive compliance by the Company with any of the agreements or conditions contained in this Agreement. At any time prior to the Effective Time, the Company may (a) extend the time for the performance of any of the obligations or other acts of Parent or Merger Sub, (b) waive any inaccuracies in the representations and warranties of the Parent or Merger Sub contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 7.3, waive compliance by Parent or Merger Sub with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE VIII

GENERAL PROVISIONS

        SECTION 8.1    Nonsurvival of Representations and Warranties.    None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, and shall expire at the Effective Time and be of no further effect thereafter. This Section 8.1 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

        SECTION 8.2    Notices.    All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)
if to Parent, to

    U.S. Bancorp
    800 Nicollet Mall
    Minneapolis, Minnesota 55402
    Attention: John Elmore, Vice President of Community Banking
    Tel: (913) 652-5126
    Fax: (913) 652-5032

    with a copy (which shall not constitute notice) to:

    Wachtell, Lipton, Rosen & Katz
    51 West 52nd Street
    New York, New York 10019
    Attention: Lawrence S. Makow, Esq.
    Tel: (212) 403-1372
    Fax: (212) 403-2372

(b)
if to the Company, to

    United Financial Corp.
    P.O. Box 2779
    120 First Avenue North
    Great Falls, Montana 59403

    Tel: (763) 542-3001
    Fax: (763) 543-8617
    Attention: Chairman

    with a copy (which shall not constitute notice) to:

    Lindquist & Vennum PLLP
    4200 IDS Center
    80 South Eighth Street
    Minneapolis, MN 55402
    Attention: Kevin Costley and Jonathan B. Levy
    Tel: (612) 371-3211
    Fax: (612) 371-3207

        SECTION 8.3    Definitions.    For purposes of this Agreement:

        (a)   an "Affiliate" of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise; provided, that (x) any investment account advised or managed by such Person or one of its Subsidiaries or Affiliates on behalf of third parties, or (y) any partnership, limited liability company, or other similar investment vehicle or entity engaged in the business of making investments of which such Person acts as the general partner, managing member, manager, investment advisor, principal underwriter or the equivalent shall not be deemed an Affiliate of such Person.

        (b)   "Affiliated Person" means any director, officer or 5% or greater shareholder of the referenced Person, spouse or other Person living in the same household of such director, officer or shareholder, or any company, partnership or trust in which any of the foregoing Persons is an officer, 5% or greater shareholder, general partner or 5% or greater trust beneficiary.

        (c)   "Brokered Deposits" means (a) "brokered deposits" within the meaning of 12 C.F.R. § 337.6 and (b) deposits that are of the type having risk characteristics similar to "brokered deposits" as contemplated by the Joint Agency Advisory on Brokered and Rate Sensitive Deposits, dated May 11, 2001, of the Board of Governors of the Federal Reserve System, FDIC, Office of the Comptroller of the Currency and OTS.

        (d)   "Knowledge" with respect to a Party means the knowledge of such party's executive officers.

        (e)   "Material Adverse Change" or "Material Adverse Effect" means, when used in connection with the Company or Parent, any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, materially adverse to the business, operations, financial condition or results of operations of such party and its consolidated Subsidiaries taken as a whole, other than to the extent resulting from (i) a change, effect, event or occurrence relating to the United States economy generally or financial or securities markets in general, (ii) a change in banking, savings association and similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (iii) a change in GAAP or regulatory accounting requirements applicable to banks, savings associations or their holding companies generally, (iv) any change, effect, event or occurrence resulting from the announcement of this agreement, and (v) any expenses incurred in connection with this Agreement or the transactions contemplated hereby to the extent disclosed to Parent in writing prior to the date hereof.

        (f)    "Person" means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

        (g)   a "Subsidiary" of any Person means another Person (i) an amount of the voting securities, other voting ownership, voting partnership interests or voting rights of which sufficient to elect at least a majority of its Board of Directors or other governing body or (ii) 50% or more of the equity interests of which, is owned directly or indirectly by such first Person.

        SECTION 8.4    Interpretation.    When a reference is made in this Agreement to an Article, SECTION or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means, in the case of any agreement or instrument, such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent and, in the case of statutes, such statutes as in effect on the date of this Agreement. References to a Person are also to its permitted successors and assigns. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign statute or law shall be deemed to also refer to any amendments thereto and all rules and regulations promulgated thereunder, unless the context requires otherwise.

        SECTION 8.5    Counterparts.    This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. A facsimile copy of a signature page shall be deemed to be an original signature page.

        SECTION 8.6    Entire Agreement; No Third-Party Beneficiaries.    This Agreement (including the documents and instruments referred to herein, including the Confidentiality Agreement and the Support Agreement) (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement and (b) except for the provisions of Section 5.5, which shall inure to the benefit of and be enforceable by the Persons referred to therein, is not intended to confer upon any Person other than the Parties any rights or remedies.

        SECTION 8.7    Governing Law.    The Parties agree that this Agreement shall be governed by, and construed in accordance with, the laws of the State of Minnesota, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

        SECTION 8.8    Consent to Jurisdiction.    The Parties irrevocably and unconditionally consent to submit to the non-exclusive jurisdiction of the courts of the State of Minnesota, applying Minnesota law, and of the United States of America located in the State of Minnesota, applying Minnesota law, for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby (and the parties agree not to commence any action, suit or proceeding relating thereto except in such courts), and further agree that service of any process, summons, notice of document by U.S. registered mail delivered to the Parties shall be effective service of process for any action, suit or proceeding brought against the parties in any such court. The Parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, in the courts of the State of Minnesota, applying Minnesota law, or the United States of America located in the State of Minnesota, applying Minnesota law, and further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

        SECTION 8.9    Assignment.    Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the Parties without the prior written consent of the other Parties, provided, however, that Parent may assign its rights and obligations, in whole or in part, under this Agreement to Parent or any wholly owned, direct Subsidiary of Parent. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

        SECTION 8.10    Headings.    The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        SECTION 8.11    Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

        SECTION 8.12    Enforcement.    The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

        IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

U.S. BANCORP
By:	/s/ RICHARD C. HARTNACK Name: Richard C. Hartnack Title: Vice Chairman of Consumer Banking
CASCADE ACQUISITION CORPORATION
By:	/s/ RICHARD C. HARTNACK Name: Richard C. Hartnack Title: Vice Chairman of Consumer Banking
UNITED FINANCIAL CORP.
By:	/s/ KURT R. WEISE Name: Kurt R. Weise Title: Chairman

EXHIBIT A

Form of Affiliate Letter

            , 200

U.S. Bancorp
800 Nicollet Mall
Minneapolis, Minnesota 55402

Attention: General Counsel

Ladies and Gentlemen:

        I have been advised that I may be deemed to be an "affiliate" of United Financial Corp., a Minnesota corporation (the "Company"), as that term is defined in Rule 145 promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"). I understand that pursuant to the terms of the Agreement and Plan of Merger dated as of November 6, 2006 (the "Merger Agreement"), by and between U.S. Bancorp, a Delaware corporation ("Parent"), Cascade Acquisition Corporation, a Minnesota corporation and wholly owned subsidiary of Parent ("Merger Sub") and the Company, Merger Sub plans to merge with and into the Company (the "Merger") with the Company being the surviving corporation. Capitalized terms used herein but not otherwise defined shall have the meanings given to such terms in the Merger Agreement.

        I further understand that, as a result of the Merger, in exchange for shares of common stock, no par value, of the Company ("Company Common Stock") I may receive common stock, par value $0.01 per share, of Parent ("Parent Common Stock").

        I have read this letter and discussed the requirements hereof to the extent I felt necessary with my counsel or counsel for the Company.

        I represent, warrant and covenant with and to Parent that in the event I receive any Parent Common Stock as a result of the Merger:

        1.     I shall not make any sale, transfer, or other disposition of such Parent Common Stock unless (i) such sale, transfer or other disposition has been registered under the Securities Act, (ii) such sale, transfer or other disposition is made in conformity with the provisions of Rule 145 under the Securities Act (as such rule may be amended from time to time), (iii) in the opinion of counsel in form and substance reasonably satisfactory to Parent, or under a "no-action" letter or interpretive letter from the staff of the SEC, such sale, transfer or other disposition will not violate or is otherwise exempt from registration under the Securities Act, or (iv) I have the right to have the legend set forth in SECTIONS 3 and 4 below removed pursuant to SECTION 4 below.

        2.     I understand that Parent is under no obligation to register the sale, transfer or other disposition of Parent Common Stock by me or on my behalf under the Securities Act or, other than as set forth below, to take any other action necessary in order to make compliance with an exemption from such registration available.

        3.     I understand that stop transfer instructions will be given to Parent's transfer agent with respect to the Parent Common Stock issued to me as a result of the Merger and that there will be placed on the certificates, if any, for such shares, or any substitutions therefor, a legend stating in substance:

    "The shares represented by this certificate were issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies. The shares represented by this certificate may be transferred only in accordance with the terms of a letter agreement between the registered holder hereof and U.S. Bancorp, a copy of which agreement is on file at the principal offices of U.S. Bancorp."

        4.     I understand that, unless the transfer by me of the Parent Common Stock issued to me as a result of the Merger has been registered under the Securities Act or such transfer is made in conformity with the provisions of Rule 145(d) under the Securities Act, Parent reserves the right, in its sole discretion, to place the following legend on the certificates, if any, issued to my transferee:

    "The shares represented by this certificate have not been registered under the Securities Act of 1933 and were acquired from a person who received such shares in a transaction to which Rule 145 under the Securities Act of 1933 applies. The shares may not be sold, transferred or otherwise disposed of except pursuant to an effective registration statement under, or in accordance with an exemption from the registration requirements of, the Securities Act of 1933."

        It is understood and agreed that the legends set forth in paragraphs (3) and (4) above shall be removed by delivery of substitute certificates without such legend and/or any stop transfer instructions will be lifted (A) if one year (or such other period as may be required by Rule 145(d)(2) or any successor thereto) shall have elapsed from the date I acquired the Parent Common Stock received in the Merger and the provisions of Rule 145(d)(2) (or any successor thereto) are then available to me, (B) if two years (or such other period as may be required by Rule 145(d)(3) or any successor thereto) shall have elapsed from the date I acquired the Parent Common Stock received in the Merger and the provisions of Rule 145(d)(3) (or any successor thereto) are then available to me or (C) if I shall have delivered to Parent (i) a copy of a "no-action" letter or interpretative letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Parent, to the effect that such legend is not required for purposes of the Securities Act or (ii) a written statement from me representing that the Parent Common Stock represented by such certificates are being or have been sold in conformity with the provisions of Rule 145(d) or pursuant to an effective registration statement under the Securities Act.

        Execution of this letter should not be considered an admission on my part of "affiliate" status as described in the first paragraph of this letter agreement, or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

        By acceptance hereof, Parent agrees, for a period of two years after the Effective Time that, so long as it is obligated to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, that it will use its reasonable best efforts to timely file such reports so that the public information requirements of Rule 144(c) promulgated under the Securities Act are satisfied and the resale provisions of Rule 145(d)(1) and (2) are therefore available to me if I desire to transfer Parent Common Stock issued to me in the Merger.

Very truly yours,
By:	Name:
Accepted this day of , 200 .
U.S. BANCORP
By:	Name: Title:

Annex B

EXECUTION COPY

SUPPORT AGREEMENT

        This Support Agreement (this "Agreement") is dated as of November 6, 2006, among United Financial Corp. (the "Company") and John M. Morrison (the "Shareholder").

RECITALS

        A.    Concurrently with the execution of this Agreement, the Company, U.S. Bancorp, a Delaware corporation (the "Parent") and Cascade Acquisition Corporation, a Minnesota corporation ("Merger Sub"), have entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of Merger Sub with and into the Company, upon the terms and subject to the conditions set forth therein.

        B.    As of the date hereof, each Shareholder is the record and Beneficial Owner (as defined below) of that number of the Company Common Shares (as defined below) set forth below such Shareholder's name on the signature page hereto.

        NOW THEREFORE, the parties hereto agree as follows:

I.    CERTAIN DEFINITIONS

        1.1.  Capitalized Terms.    Capitalized terms used in this Agreement and not defined herein have the meanings ascribed to such terms in the Merger Agreement.

        1.2.  Other Definitions.    For the purposes of this Agreement:

        "Beneficial Owner" or "Beneficial Ownership" with respect to any securities means having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended).

        "Transfer" means, with respect to a security, the sale, grant, assignment, transfer, pledge, hypothecation, encumbrance, assignment, constructive sale, or other disposition of such security or the Beneficial Ownership thereof or of any portion thereof (including by operation of law), or the entry into of any contract, agreement or other obligation to effect any of the foregoing, including, for purposes of this Agreement, the transfer or sharing of any voting power of such security.

        "Company Common Share" means a share of common stock, no par value, of the Company, including for purposes of this Agreement all shares or other voting securities into which a Company Common Share may be reclassified, sub-divided, consolidated or converted and any rights and benefits arising therefrom (including any dividends or distributions of securities which may be declared in respect of the Company Common Shares).

II.    SUPPORT OBLIGATIONS OF THE STOCKHOLDER

        2.1.  Agreement to Vote.    Each Shareholder irrevocably and unconditionally agrees that from and after the date hereof, at any meeting (whether annual or special, and at each adjourned or postponed meeting) of shareholders of the Company, however called, or in connection with any written consent of the Company's shareholders, each Shareholder will (x) appear at each such meeting or otherwise cause all of its Owned Shares to be counted as present thereat for purposes of calculating a quorum, and respond to each request by the Company for written consent, if any, and (y) vote (or consent), or cause to be voted (or validly execute and return and cause consent to be granted with respect to), all of the Company Common Shares Beneficially Owned, directly or indirectly, by such Shareholder as of the applicable record date (including any Company Common Shares that such Shareholder may acquire after the date hereof and any Company Common Shares Beneficially Owned by, or acquired after the date hereof by, an entity other than Shareholder if Shareholder controls such entity) (the "Owned Shares") and all other voting securities of or equity interests in the Company: (i) in favor of the approval and adoption of the Merger Agreement (whether or not recommended by the Board of Directors of the Company), and (ii) against any action, agreement, transaction or proposal that (A) is made in opposition to, or in competition with or is inconsistent with, the Merger or the Merger Agreement, (B) relates to a Company Takeover Proposal or (C) could otherwise prevent, impede or delay the consummation of the Merger or the other transactions contemplated by the Merger Agreement.

        2.2.  Revocation of Prior Proxies.    Each Shareholder hereby revokes any and all previous proxies granted with respect to its Owned Shares.

        2.3.  Transfer Prohibited.    Except as expressly provided for herein or pursuant to the transactions contemplated by the Merger Agreement, each Shareholder agrees from and after the date hereof not to (a) tender into any tender or exchange offer, or otherwise directly or indirectly Transfer (including by Transfer of any equity, partnership, membership or other ownership interest in any Person that has Beneficial Ownership of any Owned Shares), any Owned Shares (or any rights, options or warrants to acquire, or other interest in, any Company Common Shares), or (b) grant any proxies with respect to such Shareholder's Owned Shares (other than in accordance with Section 2.2 of this Agreement), deposit such Shareholder's Owned Shares into a voting trust, enter into a voting agreement with respect to any of such Shareholder's Owned Shares or otherwise restrict the ability of such Shareholder freely to exercise all voting rights with respect thereto. Any action attempted to be taken in violation of the preceding sentence will be null and void. Each Shareholder further agrees to authorize and request the Company to notify the Company's transfer agent that there is a stop transfer order with respect to all of the Owned Shares and that this Agreement places limits on the voting of the Owned Shares.

        2.4.  No Solicitation.    Each Shareholder agrees that it shall not, directly or indirectly, initiate, solicit, facilitate, entertain or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or reasonably may be expected to lead to, any Company Takeover Proposal, or enter into or maintain discussions or negotiate with any person in furtherance of or relating to such inquiries or to obtain a Company Takeover Proposal, or agree to, enter into any agreement regarding or endorse any Company Takeover Proposal. Each Shareholder shall promptly (and in any event within 24 hours of becoming aware of such inquiry or proposal) advise Parent and the Company of any such inquiries or proposals of which such Shareholder becomes aware. Each Shareholder will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the date of this Agreement with respect to any of the foregoing.

III.    REPRESENTATIONS AND WARRANTIES

        3.1.  Representations and Warranties of Shareholders.    Each Shareholder represents and warrants to Parent, as of the date of this Agreement and as of the Closing Date, that (i) this Agreement has been duly authorized, executed and delivered by such Shareholder and constitutes the valid and binding agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms; (ii) such Shareholder is the record or Beneficial Owner, directly or indirectly, of the Owned Shares set forth below such Shareholder's name on the signature page hereto, with sole, or shared with a person or entity that is also party hereto, voting and dispositive power over such Owned Shares; (iii) such Owned Shares are the only voting securities or interests in the Company owned (beneficially or of record) by such Shareholder; (iv) such Owned Shares are owned by such Shareholder free and clear of all liens, charges, encumbrances, agreements and commitments of every kind, other than as expressly set forth herein; and (v) neither the execution or delivery of this Agreement nor the consummation by such Shareholder of the transactions contemplated hereby will violate any provisions of any statute, law, ordinance, regulation, rule, code or other requirement of a Governmental Entity or any order, injunction, decree or judgment applicable to such Shareholder or any contract, agreement or other commitment to which such Shareholder is a party or by which such Shareholder or any of such Shareholder's properties or assets (including such Owned Shares) is bound, other than such violations of contracts, agreements or commitments as would not prevent, impede or delay the performance by such Shareholder of its obligations hereunder or impose any liability or obligation on the Company or Parent or any Subsidiaries or Affiliates thereof.

IV.    ADDITIONAL COVENANTS OF SHAREHOLDERS

        4.1.  Disclosure.    Each Shareholder hereby authorizes Parent, Merger Sub and the Company to publish and disclose in any announcement or disclosure required by the SEC and in the Proxy Statement such Shareholder's identity and ownership of the Owned Shares and the nature of such Shareholder's obligation under this Agreement.

        4.2.  Non-Interference; Further Assurances.    Each Shareholder agrees that such Shareholder shall not take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of preventing, impeding, interfering with or adversely affecting the performance by such Shareholder of its obligations under this Agreement. Each Shareholder agrees to execute and deliver such additional documents and to take such further actions as necessary or reasonably requested by Parent or Merger Sub to confirm and assure the rights and obligations set forth in this Agreement or to consummate the transactions contemplated by this Agreement. If requested by Parent, each Shareholder agrees to execute a letter to Parent representing that such Shareholder has complied with such Shareholder's obligations hereunder as of the date of such letter.

V.    GENERAL

        5.1.  Notices.    All notices shall be in writing and shall be deemed given (i) when delivered personally, (ii) when telecopied (which is confirmed) or (iii) when dispatched by a nationally recognized overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice): (a) if to a Shareholder, to the address set forth below such Shareholder's name on the signature page hereto, and (b) if to Parent, in accordance with Section 8.2(a) of the Merger Agreement, or to such other Persons, addresses or facsimile numbers as may be designated in writing to each other party hereto by the Person entitled to receive such communication as provided above.

        5.2.  No Third Party Beneficiaries.    This Agreement is not intended to confer any rights or remedies upon any Person other than the parties to this Agreement.

        5.3.  Governing Law.    This Agreement and any controversies arising with respect hereto shall be construed in accordance with and governed by the law of the State of Minnesota (without regard to principles of conflict of laws that would apply the law of another jurisdiction).

        5.4.  Severability.    If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term, provision, covenant or restriction of this Agreement is invalid, void, unenforceable or against regulatory policy, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

        5.5.  Assignment.    The provisions of this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns; provided, however, that no Shareholder may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of Parent and any attempted assignment without such consent shall be null and void without effect; and provided, further, that Parent may assign its respective rights or obligations hereunder to any direct or indirect wholly owned Subsidiary of Parent (or any successor thereto) without the prior written consent of the parties hereto.

        5.6.  Interpretation.    For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (ii) the terms "hereof", "herein", and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Exhibits and Schedules hereto) and not to any particular provision of this Agreement, and Article, Section, paragraph references are to the Articles, Sections, paragraphs to this Agreement unless otherwise specified, (iii) the word "including" and words of similar import when used in this Agreement shall mean "including, without limitation," unless the context otherwise requires or unless otherwise specified, (iv) the word "or" shall not be exclusive, (v) provisions shall apply, when appropriate, to successive events and transactions, (vi) unless otherwise specified, all references to any period of days shall be deemed to be to the relevant number of calendar days. The Article, Section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. References to a Person will refer to its predecessors and successors and permitted assigns.

        5.7.  Amendments.    This Agreement may not be amended except by written agreement signed by Parent and by each Shareholder.

        5.8.  Waiver.    Any agreement on the part of a party to any extension or waiver of any provision hereof will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

        5.9.  Fees and Expenses.    Each party is responsible for its own fees and expenses (including the fees and expenses of financial consultants, investment bankers, accountants and counsel) in connection with the entry into of this Agreement and the consummation of the transactions contemplated hereby.

        5.10.    Entire Agreement.    This Agreement constitutes the entire agreement and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement.

        5.11.    Remedies Cumulative.    Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

        5.12.    Counterparts; Execution; Interpretation.    This Agreement may be executed in any number of counterparts, all of which are one and the same agreement. This Agreement may be executed by facsimile signature by any party and such signature is deemed binding for all purposes hereof, without delivery of an original signature being thereafter required. Notwithstanding any other provision of this Agreement, in no event shall any provision of this Agreement, individually or in combination with any other provision hereof or of the Merger Agreement, be interpreted to, nor shall any person be entitled to enforce this Agreement in a manner so as to, give rise to a "control share acquisition" (as such term is defined in Subd. 38 of Section 302A.011 of the Minnesota Business Corporation Act) for any

purpose under the Minnesota Business Corporation Act (including, without limitation, for purposes of Sections 302A.449 or 302A.671), and in the event of any determination that the foregoing would be the case, the terms of this Agreement shall be deemed modified ab initio to the extent (and only to the extent) required to avoid such a control share acquisition.

        5.13.    Effectiveness and Termination.    This Agreement will become effective when Parent has received counterparts signed by all of the other parties and itself. In the event the Merger Agreement is terminated in accordance with its terms, or upon the occurrence of the Effective Time, this Agreement shall automatically terminate and be of no further force or effect. Upon such termination, except for any rights any party may have in respect of any breach by any other party of its or his obligations hereunder, none of the parties hereto shall have any further obligation or liability hereunder.

        5.14.    Specific Performance.    The parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived. Accordingly, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the party or parties who are or are to be thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief of its rights under this Agreement, any enforcement action being brought in the District Court of the State of Minnesota or, if under applicable law exclusive jurisdiction over such matters is vested in the federal courts, any court of the United States located in the State of Minnesota. All rights granted under this Section 5.14 are in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. Any requirements for the securing or posting of any bond with such remedy are waived.

        5.15.    Submission to Jurisdiction.    The parties to this Agreement (a) irrevocably submit to the personal jurisdiction of the District Court of the State of Minnesota or any court of the United States located in the State of Minnesota with respect to any dispute arising out of this Agreement or the transactions contemplated by this Agreement and (b) waive any claim of improper venue or any claim that those courts are an inconvenient forum. The parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 5.1 or in such other manner as may be permitted by applicable law, will be valid and sufficient service thereof.

        5.16.    Waiver of Jury Trial.    Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any action arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party to this Agreement certifies and acknowledges that (a) no representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of an action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 5.16.

        IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed as of the date first above written.

UNITED FINANCIAL CORP.
By:	/s/ KEVIN P. CLARK
Name: Kevin P. Clark Title: CEO United Financial Corp
SHAREHOLDER
/s/ JOHN M. MORRISON
Name: John M. Morrison
Owned Shares: 999,826
Notice Address: 945 Winnetka Ave. N.
Suite 145
Golden Valley, MN 55427
ADDITIONAL PARTY (if required)
Name:
Signatory:
Title, if applicable:
Owned Shares:
Notice Address:

Annex C

[LETTERHEAD OF HOWE BARNES HOEFER & ARNETT]

                                                                                                  November 6, 2006

Board of Directors
United Financial Corp.
120 First Avenue North
Great Falls, Montana 59401

Members of the Board:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock of United Financial Corp. ("United") of the consideration (the "Merger Consideration") to be received by United in the merger (the "Merger") of United with U.S. Bancorp, pursuant to the Agreement and Plan of Merger, dated November 6, 2006, by and between U.S. Bancorp, Cascade Acquisition Corporation and United (the "Merger Agreement").

        Pursuant to the Merger Agreement, all shares of United common stock outstanding immediately prior to the effective time of the Merger wil be converted into the right to receive 0.6825 shares of U.S. Bancorp common stock, subject to the rights afforded United pursuant to Section 7.1 of the Merger Agreement. Additionally, each holder of United common stock will receive a cash dividend of $0.50 per share to be paid by United immediately prior to closing of the Merger. Unless exercised by the holder prior to closing, options to purchase United common stock will be exchanged for a cash amount equal to the difference of the cash value of the Merger Consideration and the exercise price. The terms of the Merger are more fully set forth in the Merger Agreement.

        For purposes of this opinion and in connection with our review of the proposed transaction, we have, among other things:

  •
  Participated in discussions with respresentatives of United concerning United's financial condition, business, assets, earnings, prospects and regulatory relationships, including discussions with senior management as to its views regarding future financial performance;

  •
  Reviewed the terms of the draft Merger Agreement dated November 3, 2006;

  •
  Reviewed certain publicly available financial statements, both audited (where available) and un-audited, and related financial information of United as well as other internally generated reports relating to asset/liability management, asset quality, and similar documents;

  •
  Reviewed certain publicly available financial statements, both audited (where available) and un-audited, and related financial information of U.S. Bancorp;

  •
  Reviewed certain financial forecasts and projections of United prepared by its management team;

  •
  Reviewed consensus earnings per share estimates for U.S. Bancorp for the years ended December 31, 2006, December 31, 2007 and December 31, 2008 as published by Institutional Brokers Estimates System;

  •
  Reviewed the publicly available historical price and trading activity for United's and U.S. Bancorp's common stock, including a comparison of certain financial and stock market information for United and U.S. Bancorp with similar publicly available information for certain other companies the common stock of which are publicly traded;

  •
  Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

  •
  Reviewed the potential pro forma impact of the Merger, and;

  •
  Reviewed such other information and performed such other studies and analyses as we considered relevant.

        We have assumed and relied, without independent vertification, upon the accuracy and completeness of all of the financial and other information that has been provided to us by United and its respective representatives, and of the publicly available information that was reviewed by us. We are not experts in the evaluation of allowances for loan losses and have not independently verified such allowances, and have relied on and assumed that the aggregate allowances for loan losses set forth in the balance sheets of each of United and U.S. Bancorp at September 30, 2006 are adequate to cover such losses and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements. We were not retained to and we did not conduct a physical inspection of any of the properties or facilities of United or U.S. Bancorp, did not make any independent evaluation or appraisal of the assets, liabilities or prospects of United or U.S. Bancorp, were not furnished with any such evaluation or appraisal, and did not review any individual credit files. Our opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to us as of, the date hereof.

        Howe Barnes Hoefer & Arnett, Inc. ("Howe Barnes"), as part of its investment banking business, is regularly engaged in the valuation of banks and bank holding companies, thrifts and thrift holding companies, and various other financial services companies, in connection with mergers and acquisitions, initial and secondary offerings of securities, and valuations for other purposes. In rendering this fairness opinion, we have acted on behalf of the Board of Directors of United and will receive a fee for our services.

        Howe Barnes' opinion as expressed herein is limited to the fairness, from a financial point of view, of the Merger Consideration to be paid to holders of United common stock in the Merger and does not address United's underlying business decision to proceed with the Merger. We have been retained on behalf of the Board of Directors of United, and our opinion does not constitute a recommendation to any director of United as to how such director should vote with respect to the Merger Agreement.

        Except as hereinafter provided, this opinion may not be disclosed, communicated, reproduced, disseminated, quoted or referred to at any time, to any third party or in any manner or for any purpose whatsoever without our prior written consent, which consent will not be unreasonably withheld, based upon review by us of the content of any such public reference, which shall be satisfactory to us in our reasonable judgment. This letter is addressed and directed to the Board of Directors of United in your consideration of the Merger and is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger. The opinion herein expressed is intended solely for the benefit of the Board of Directors in connection with the matters addressed herein and may not be relied upon by any other person or entity, or for any other purpose, without our written consent.

        Subject to the foregoing and based on our experience as investment bankers, our activities as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Merger Consideration is fair, from a financial point of view, to the holders of United common stock.

Sincerely, HOWE BARNES HOEFER & ARNETT, INC.

/s/ BRIAN V. YTTERBERG Brian V. Ytterberg Senior Vice President and Managing Director

C-2

PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Under Delaware law, U.S. Bancorp will indemnify its directors and officers under certain circumstances against all expenses and liabilities incurred by them as a result of suits brought against them as directors and officers of U.S. Bancorp. The indemnified directors, advisory directors and officers must act in good faith and in a manner they reasonably believe to be in the best interests of U.S. Bancorp, and, with respect to any criminal action or proceeding, have no reasonable cause to believe their conduct was unlawful. U.S. Bancorp will not indemnify directors, advisory directors and officers for expenses in respect of any matter as to which the indemnified directors and officers shall have been adjudged to be liable to U.S. Bancorp, unless the court in which the action or suit was brought shall determine otherwise. U.S. Bancorp may indemnify officers, advisory directors and directors only as authorized in each specific case upon a determination by the shareholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable statutory standard of conduct.

        Article IX of U.S. Bancorp's certificate of incorporation provides that a director will not be liable to U.S. Bancorp or its shareholders for monetary damages for a breach of fiduciary duty as a director, except for liability: (a) for any breach of the director's duty of loyalty to U.S. Bancorp or its shareholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) under the Delaware statutory provision making directors personally liable for unlawful payment of dividends or unlawful stock repurchases or redemptions, or (d) for any transaction from which the directors derived an improper personal benefit.

        Article VI of U.S. Bancorp's bylaws provides that the officers, directors and advisory directors of U.S. Bancorp will be indemnified to the full extent permitted by the DGCL. The board of directors has discretion to indemnify any employee of U.S. Bancorp for actions arising by reason of the employee's employment with U.S. Bancorp. U.S. Bancorp will pay expenses incurred by officers, directors and advisory directors in defending actions in advance of any final disposition if the officer, director or advisory director agrees to repay the amounts if it is ultimately determined that he or she is not entitled to be indemnified under the bylaws, Delaware law or otherwise.

        U.S. Bancorp maintains a standard policy of officers' and directors' liability insurance.

ITEM 21.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of November 6, 2006, by and among U.S. Bancorp, Cascade Acquisition Corporation and United Financial Corp. (included as Annex A to the proxy statement/prospectus contained in this registration statement).
2.2	Support Agreement, dated as of November 6, 2006, by and between United Financial Corp. and John M. Morrison (included as Annex B to the proxy statement/prospectus contained in this registration statement).
3.1	Restated Certificate of Incorporation of U.S. Bancorp (incorporated by reference to exhibit 31.1 to Form 10-Q for the quarterly period ended March 31, 2006).
3.2	Restated Bylaws of U.S. Bancorp (incorporated by reference to Exhibit 3.2 to Form 10-K for the year ended December 31, 2001).
5.1	Opinion of Wachtell, Lipton, Rosen & Katz.
8.1	Opinion of Wachtell, Lipton, Rosen & Katz.
8.2	Opinion of Lindquist & Vennum PLLP.
23.1	Consent of Ernst & Young LLP relating to U.S. Bancorp.
23.2	Consent of McGladrey & Pullen, LLP relating to United Financial Corp.
23.3	Consent of Moss Adams LLP relating to United Financial Corp.
23.4	Consent of Wachtell, Lipton, Rosen & Katz (included in the opinion filed as Exhibit 5.1 to this registration statement).
23.5	Consent of Wachtell, Lipton, Rosen & Katz (included in the opinion filed as Exhibit 8.1 to this registration statement).
23.6	Consent of Lindquist & Vennum PLLP (included in the opinion filed as Exhibit 8.2 to this registration statement).
23.7	Consent of Howe Barnes Hoefer & Arnett, Inc.
24	Power of Attorney.
99.1	Form of Proxy Materials of United Financial Corp.
99.2	Opinion of Howe Barnes Hoefer & Arnett (included as Annex C to the proxy statement/prospectus contained in this registration statement).

ITEM 22.    UNDERTAKINGS

(a)
The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1)
To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(3)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)
The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)
The undersigned registrant undertakes as follows:

(1)
that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)
that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(f)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(g)
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(h)
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, U.S. Bancorp has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on December 22, 2006.

U.S. BANCORP
By:	/s/ RICHARD K. DAVIS Richard K. Davis President and Chief Executive Officer (principal executive officer)

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURES	TITLE	DATE
/s/ RICHARD K. DAVIS Richard K. Davis	President, Chief Executive Officer and Director (principal executive officer)	December 22, 2006
/s/ DAVID M. MOFFETT David M. Moffett	Vice Chairman and Chief Financial Officer (principal financial officer)	December 22, 2006
/s/ TERRANCE R. DOLAN Terrance R. Dolan	Executive Vice President and Controller (principal accounting officer)	December 22, 2006
* Jerry A. Grundhofer	Chairman	December 22, 2006
* Victoria Buyniski Gluckman	Director	December 22, 2006
* Arthur D. Collins, Jr.	Director	December 22, 2006
* Peter H. Coors	Director	December 22, 2006
* Joel W. Johnson	Director	December 22, 2006
* Jerry W. Levin	Director	December 22, 2006
* David B. O'Maley	Director	December 22, 2006
* O'dell M. Owens, M.D., M.P.H	Director	December 22, 2006

Olivia F. Kirtley	Director
* Richard G. Reiten	Director	December 22, 2006
* Craig D. Schnuck	Director	December 22, 2006
* Warren R. Staley	Director	December 22, 2006
* Patrick T. Stokes	Director	December 22, 2006
*By:	/s/ TERRANCE R. DOLAN Terrance R. Dolan Attorney-In-Fact	Attorney-In-Fact for persons indicated above with an *	December 22, 2006

EXHIBIT INDEX

Exhibit Number	Description
2.1
Agreement and Plan of Merger, dated as of November 6, 2006, by and among U.S. Bancorp, Cascade Acquisition Corporation and United Financial Corp. (included as Annex A to the proxy statement/prospectus contained in this registration statement).
2.2
Support Agreement, dated as of November 6, 2006, by and between United Financial Corp. and John M. Morrison (included as Annex B to the proxy statement/prospectus contained in this registration statement).
3.1	Restated Certificate of Incorporation of U.S. Bancorp (incorporated by reference to exhibit 31.1 to Form 10-Q for the quarterly period ended March 31, 2006).
3.2	Restated Bylaws of U.S. Bancorp (incorporated by reference to Exhibit 3.2 to Form 10-K for the year ended December 31, 2001).
5.1	Opinion of Wachtell, Lipton, Rosen & Katz.
8.1	Opinion of Wachtell, Lipton, Rosen & Katz.
8.2	Opinion of Lindquist & Vennum PLLP.
23.1	Consent of Ernst & Young LLP relating to U.S. Bancorp.
23.2	Consent of McGladrey & Pullen, LLP relating to United Financial Corp.
23.3	Consent of Moss Adams LLP relating to United Financial Corp.
23.4	Consent of Wachtell, Lipton, Rosen & Katz (included in the opinion filed as Exhibit 5.1 to this registration statement).
23.5	Consent of Wachtell, Lipton, Rosen & Katz (included in the opinion filed as Exhibit 8.1 to this registration statement).
23.6	Consent of Lindquist & Vennum PLLP (included in the opinion filed as Exhibit 8.2 to this registration statement).
23.7	Consent of Howe Barnes Hoefer & Arnett, Inc.
24	Power of Attorney.
99.1	Form of Proxy Materials of United Financial Corp.
99.2	Opinion of Howe Barnes Hoefer & Arnett (included as Annex C to the proxy statement/prospectus contained in this registration statement).

QuickLinks

REFERENCES TO ADDITIONAL INFORMATION

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF UNITED
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF U.S. BANCORP
COMPARATIVE PER SHARE DATA
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
THE UNITED SPECIAL MEETING
THE MERGER
THE MERGER AGREEMENT
INFORMATION ABOUT UNITED
UNITED UNAUDITED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 Unaudited Consolidated Condensed Statements Of Financial Condition (Dollars in thousands, except per share data)
United Unaudited Consolidated Condensed Statements Of Income (In thousands, except per share data) (Unaudited)
United Unaudited Consolidated Condensed Statements Of Cash Flows (In thousands) (Unaudited)
UNITED AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
Report of Independent Registered Public Accounting Firm
United Consolidated Statements of Financial Condition
United Consolidated Statements of Income
United Consolidated Statements of Stockholders' Equity and Comprehensive Income
United Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INFORMATION ABOUT U.S. BANCORP
DESCRIPTION OF U.S. BANCORP CAPITAL STOCK
COMPARATIVE MARKET PRICES AND DIVIDENDS
COMPARISON OF SHAREHOLDERS' RIGHTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION

INDEX OF DEFINED TERMS
ARTICLE I THE MERGER
ARTICLE II EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES
ARTICLE III REPRESENTATIONS AND WARRANTIES
ARTICLE IV COVENANTS RELATING TO CONDUCT OF BUSINESS
ARTICLE V ADDITIONAL AGREEMENTS
ARTICLE VI CONDITIONS PRECEDENT
ARTICLE VII TERMINATION, AMENDMENT AND WAIVER
ARTICLE VIII GENERAL PROVISIONS
SUPPORT AGREEMENT
RECITALS
[LETTERHEAD OF HOWE BARNES HOEFER & ARNETT]
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
EXHIBIT INDEX
SIGNATURES
EXHIBIT INDEX